

Annual Report to Stockholders
Pursuant to Section 14a-3 of the Securities Exchange Act of 1934

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

FORM 10-K
_____

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the fiscal year ended December 31, 2023
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the transition period from _____ to _____
Commission File Number: 000-56044
_____

Coronado Global Resources Inc.

(Exact name of registrant as specified in its charter)
_____

Delaware	**83-1780608**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Level 33, Central Plaza One, 345 Queen Street
Brisbane, Queensland, Australia,   **4000**

(Address of principal executive offices)	(Zip Code)

(61) 7 3031 7777
(Registrant's telephone number, including area code)
_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
None	None	None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	**Name of each exchange on which registered**
Common stock, par value $0.01 per share	None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The registrant's common stock is publicly traded on the Australian Securities Exchange in the form of CHESS Depositary Interests, or CDIs, convertible at the option of the holders into shares of the registrant's common stock on a 10-for-1 basis. The aggregate market value of the registrant's common stock, par value $0.01 per share, in the form of CDIs, held by non-affiliates of the registrant (without admitting that any person whose shares are not included in such calculation is an affiliate), computed by reference to the price at which the CDIs were last sold on June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, as reported on the Australian Securities Exchange, was $842,598,099.

The total number of shares of the registrant's common stock, par value $0.01 per share, outstanding on December 31, 2023, including shares of common stock underlying the issued and outstanding CDIs, was 167,645,373.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the registrants 2024 annual meeting of stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K. Documents incorporated by reference in this report are listed in the Exhibit Index of this Annual Report on Form 10-K.



Steel starts **here.**
Annual Report on Form 10-K for the year ended December 31, 2023.



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EXPLANATORY NOTE

Unless otherwise noted, references in this Annual Report on Form 10-K to "we," "us," "our," "Company," or "Coronado" refer to Coronado Global Resources Inc. and its consolidated subsidiaries and associates, unless the context indicates otherwise.

All production and sales volumes contained in this Annual Report on Form 10-K are expressed in metric tons, or Mt, millions of metric tons, or MMt, or millions of metric tons per annum, or MMtpa, except where otherwise stated. One Mt (1,000 kilograms) is equal to 2,204.62 pounds and is equivalent to 1.10231 short tons. A net ton is equivalent to a short ton, or 2,000 pounds. In addition, all dollar amounts contained herein are expressed in United States dollars, or US$, except where otherwise stated. References to "A$" are references to Australian dollars, the lawful currency of the Commonwealth of Australia, or the Commonwealth. Some numerical figures included in this Annual Report on Form 10-K have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in certain tables may not equal the sum of the figures that precede them.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, concerning our business, operations, financial performance and condition, the coal, steel and other industries, as well as our plans, objectives and expectations for our business, operations, financial performance and condition. Forward-looking statements may be identified by words such as "may," "could," "believes," "estimates," "expects," "intends," "plans," "anticipate," "forecast," "outlook," "target," "likely," "considers" and other similar words.

Any forward-looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause actual results, performance, events or outcomes to differ materially from the results, performance, events or outcomes expressed or anticipated in these statements, many of which are beyond our control. Such forward-looking statements are based on an assessment of present economic and operating conditions on a number of best estimate assumptions regarding future events and actions. These factors are difficult to accurately predict and may be beyond our control. Factors that could affect our results, our announced plans or an investment in our securities include, but are not limited to:

- the prices we receive for our coal;

- uncertainty in global economic conditions, including the extent, duration and impact of ongoing civil unrest and wars, as well as risks related to government actions with respect to trade agreements, treaties or policies;

- a decrease in the availability or increase in costs of key supplies, capital equipment or commodities, such as diesel fuel, steel, explosives and tires, as the result of inflationary pressures or otherwise;

- the extensive forms of taxation that our mining operations are subject to, and future tax regulations and developments. For example, the amendments to the coal royalty regime implemented in 2022 by the Queensland State Government in Australia introducing higher tiers to the coal royalty rates applicable to our Australian Operations;

- concerns about the environmental impacts of coal combustion and greenhouse gas, or GHG emissions, relating to mining activities, including possible impacts on global climate issues, which could result in increased regulation of coal combustion and requirements to reduce GHG emissions in many jurisdictions, including federal and state government initiatives to control GHG emissions could increase costs associated with coal production and consumption, such as costs for additional controls to reduce carbon dioxide emissions or costs to purchase emissions reduction credits to comply with future emissions trading programs, which could significantly impact our financial condition and results of operations, affect demand for our products or our securities and reduced access to capital and insurance;

- the impact of the SGI Transaction (as defined in Item 1. "Business"), including the impact of the SGI Transaction on change of control and related provisions in material agreements;

- severe financial hardship, bankruptcy, temporary or permanent shut downs or operational challenges of one or more of our major customers, including customers in the steel industry, key suppliers/contractors, which among other adverse effects, could lead to reduced demand for our coal, increased difficulty collecting receivables and customers and/or suppliers asserting force majeure or other reasons for not performing their contractual obligations to us;

- our ability to generate sufficient cash to service our indebtedness and other obligations;

- our indebtedness and ability to comply with the covenants and other undertakings under the agreements governing such indebtedness;

- our ability to collect payments from our customers depending on their creditworthiness, contractual performance or otherwise;

- the demand for steel products, which impacts the demand for our metallurgical, or Met, coals;

- risks inherent to mining operations could impact the amount of coal produced, cause delay or suspend coal deliveries, or increase the cost of operating our business;

- the loss of, or significant reduction in, purchases by our largest customers;

- risks unique to international mining and trading operations, including tariffs and other barriers to trade;

- unfavorable economic and financial market conditions;

- our ability to continue acquiring and developing coal reserves that are economically recoverable;

- uncertainties in estimating our economically recoverable coal reserves;

- transportation for our coal becoming unavailable or uneconomic for our customers;

- the risk that we may be required to pay for unused capacity pursuant to the terms of our take-or-pay arrangements with rail and port operators;

- our ability to retain key personnel and attract qualified personnel;

- any failure to maintain satisfactory labor relations;

- our ability to obtain, renew or maintain permits and consents necessary for our operations;

- potential costs or liability under applicable environmental laws and regulations, including with respect to any exposure to hazardous substances caused by our operations, as well as any environmental contamination our properties may have or our operations may cause;

- extensive regulation of our mining operations and future regulations and developments;

- our ability to provide appropriate financial assurances for our obligations under applicable laws and regulations;

- assumptions underlying our asset retirement obligations for reclamation and mine closures;

- any cyber-attacks or other security breaches that disrupt our operations or result in the dissemination of proprietary or confidential information about us, our customers or other third parties;

- the risk that we may not recover our investments in our mining, exploration and other assets, which may require us to recognize impairment charges related to those assets;

- risks related to divestitures and acquisitions;

- the risk that diversity in interpretation and application of accounting principles in the mining industry may impact our reported financial results; and

- other risks and uncertainties described in Item 1A. "Risk Factors."

We make many of our forward-looking statements based on our operating budgets and forecasts, which are based upon detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

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See Item 1A. "Risk Factors" and elsewhere in this Annual Report on Form 10-K for a more complete discussion of the risks and uncertainties mentioned above and for discussion of other risks and uncertainties we face that could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements, as well as others made in this Annual Report on Form 10-K and hereafter in our other filings with the Securities and Exchange Commission, or SEC, and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. You should not interpret the disclosure of any risk to imply that the risk has not already materialized. Furthermore, the forward-looking statements included in this Annual Report on Form 10-K are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as required by applicable law.

Forward-looking and other statements in this Annual Report on Form 10-K regarding our GHG reduction plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the SEC. In addition, historical, current and forward-looking GHG-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve and assumptions that are subject to change in the future.

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PART I

ITEM 1. BUSINESS.

Overview

We are a leading producer, global marketer and exporter of high-quality Met coals, which is an essential element in the production of steel. Our coals, transformed in the steelmaking process, support the manufacture of everyday steel-based products, including steel required in the manufacture of renewable energy infrastructure.

Our mining operations and development projects are located in Queensland in Australia, and in Virginia, West Virginia and Pennsylvania in the United States. Coronado is one of the largest Met coal producers globally by export volume, serving customers on five continents.

Our operations in Australia, or our Australian Operations, consist of the 100%-owned Curragh producing mining property located in the Bowen Basin of Australia. Our operations in the United States, or our U.S. Operations, consist of two producing mining properties (Buchanan and Logan), one idled mining property (Greenbrier) and two development mining properties (Mon Valley, and Russell County), primarily located in the Central Appalachian region of the United States, or CAPP, all of which are 100%-owned. Our U.S. Operations and Australian Operations are strategically located for access to transportation infrastructure. In addition to Met coal, our Australian Operations sell thermal coal under a long-term legacy contract assumed in the acquisition of Curragh, which is used to generate electricity, to Stanwell Corporation Limited, or Stanwell, a Queensland government-owned entity and the operator of the Stanwell Power Station located near Rockhampton, Queensland, and some thermal coal in the export market. Our U.S. Operations also produce and sell some thermal coal that is extracted in the process of mining Met coal.

Location of Australian Operations


QLD Coal Rail
Abbot Point Coal Terminal
Newlands
Dalrymple Bay Coal Terminal (DBCT)
Hay Point Coal Terminal (HPCT)
Goonyella
Bowen Basin
Curragh
Wiggins Island Coal
Export Terminal (WICET)
Blackwater
RG Tanna Coal
Terminal (RGTCT)

Location of U.S. Operations


Ohio
Pennsylvania
Appalachian
Basin
West Virginia
Kentucky
Greenbrier Mine Complex
Logan Mine Complex
Buchanan Mine Complex
Virginia
Tennessee
North Carolina

Our core business strategy focuses on the production of Met coal for the North American and seaborne export markets. Met coal is a key ingredient in the production of steel using blast furnaces, and approximately 0.78 ton of Met coal is required to produce one ton of steel.

We have a geographically diverse customer base across a range of global markets. Major consumers of our seaborne Met coal in 2023 were located in high-growth Asian markets, Brazil and Europe. These consumers are all major global steel or Met coke producers. We are well-positioned in the key high-growth Asian markets (Japan, South Korea and India) as sales to direct end users in the region represented 64.1% of our total revenue, including Tata Steel Limited, or Tata Steel, which accounted for 20.5% of total revenue, in 2023.

The charts below show our direct sales by geographic region in 2023 and our sales volume by export and domestic coal sales in 2021, 2022 and 2023.

Customer - FY2023 direct sales by coal revenue



Sales volume by export and domestic coal sales



To support our operations, we have proven and probable coal reserves totaling 556 MMt as of December 31, 2023, 223 MMt and 333 MMt of which are in Australia and the United States, respectively. For more information regarding our coal reserves, see Item 2. "Properties."

History and Australian Public Offering

We were founded in 2011 by our then Chief Executive Officer and current Executive Chair, Mr. Garold Spindler, our then President and Chief Operating Officer, Mr. James Campbell and a private equity fund affiliated with The Energy & Minerals Group, or EMG, with the intention of evaluating, acquiring and developing Met coal mining properties.

Prior to our initial public offering, Coronado Global Resources Inc., was a wholly-owned subsidiary of Coronado Group LLC.

On October 23, 2018, we completed an initial public offering on the Australian Securities Exchange, or ASX, which we refer to as the Australian IPO.

Coronado Group LLC is currently owned by funds managed by EMG, which we refer to, collectively, as the EMG Group, and certain members of our management.

As of December 31, 2023, the EMG Group and management beneficially owned approximately 50.4% of the issued and outstanding shares of our common stock through their ownership of Coronado Group LLC. The remaining 49.6% was owned by public investors in the form of CDIs traded on the ASX.

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SGI Transaction

On September 25, 2023, EMG Group, the Company's controlling stockholder through its ownership of Coronado Group LLC, including through certain of its affiliates and managed funds, which we refer to, collectively, as the Sellers, advised the Company that it had entered into a membership interest purchase agreement, or MIPA, with Sev.en Global Investments a.s., or SGI. A copy of the MIPA has not been made available to the Company or the Special Committee referred to below as of the date of this Annual Report on Form 10-K. However, the Company understands that, pursuant to the terms of the MIPA, the Sellers agreed to sell all of their interests in Coronado Group LLC to a wholly-owned subsidiary of SGI. We refer to the proposed transaction as the SGI Transaction. The Company also understands that, under the MIPA, the SGI Transaction is subject to customary closing conditions, including regulatory approvals in the U.S. and Australia.

The Board of Directors has appointed a special committee of independent directors, or the Special Committee, to, among other things, assess the impact and consequences of the SGI Transaction on the Company and take such actions as the Special Committee deems appropriate in connection with the SGI Transaction.

EMG Group has reported that following the closing of the SGI Transaction, the timing of which the Company is not aware, SGI will be the direct or indirect owner of Coronado Group LLC. As of the date of this Annual Report on Form 10-K, Coronado Group LLC is the direct owner of 845,061,399 CDIs (representing a beneficial interest in 84,506,140 shares of common stock, or 50.4% of the Company's outstanding shares of common stock). In addition, Coronado Group LLC, (subject to the terms of the Amended and Restated Certificate of Incorporation dated as of October 18, 2018 of the Company, or the COI; and the Stockholders Agreement, dated as of September 23, 2018, between the Company and Coronado Group LLC, or the Stockholders Agreement) holds one share of preferred stock Series A, par value $0.01 per share, of the Company, or the Series A Share, which is the only share of preferred stock issued and outstanding. As holder of the Series A Share, Coronado Group LLC is, subject to the COI and Stockholders Agreement, is permitted to nominate and elect members of our Board of Directors in relation to the amount of the holder's aggregate beneficial ownership of shares of our common stock.

Organizational Structure

The following chart shows our current organizational structure:


EMG CC HC LLC (DE)
EMG Coronado II HC LLC (DE)
EMG Coronado IV Holdings LLC (DE)
Coronado Mgmt.
EMG Coronado Strategic LP (DE)
17.98%
23.90%
48.22%
1.32%
8.59%
Coronado Group LLC (Delaware LLC)
ASX Investors
50.41%
49.59%
Coronado Global Resources Inc.
(Delaware Corporation)
Coronado Coal Corporation (Delaware Corp.)
Coronado Australia Holdings Pty Ltd (Aust Pty Ltd)
Coronado II LLC (Delaware LLC)
Coronado Coal LLC (Delaware LLC)
Coronado IV LLC (Delaware LLC)
Coronado Finance Pty Ltd (Aust Pty Ltd)
Coronado Curragh Pty Ltd (Aust Pty Ltd)
Coronado Curragh LLC (Delaware LLC)
Metallurgical Mineral Holdings PTY LTD (Aust Pty Ltd)
Coronado Coal II LLC (Delaware LLC)
Mon Valley Minerals LLC (Delaware LLC)
Greenbrier Minerals, LLC (Delaware LLC)
Buchanan Minerals, LLC (Delaware LLC)
Midland Trail Resources, LLC (W. Virginia LLC)
Coronado VA, LLC (Delaware LLC)
Buchanan Mining Company LLC (Delaware LLC)
Curragh Coal Sales Co Pty Ltd (Aust Pty Ltd)
Curragh Queensland Mining Pty Ltd (Aust Pty Ltd)
Greenbrier Smokeless Coal Mining, L.L.C. (Delaware LC)
Matoaka Land Company, LLC (Delaware LLC)
Powhatan Mid-Vol Coal Sales, L.L.C. (Delaware LLC)
JEP Mining, LLC (Delaware LLC)
Company B Virginia LLC (Virginia LLC)

* Coronado Global Resources Inc. holds 100% ownership interest in its subsidiaries, unless otherwise stated.

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Overview of Operations

Met Coal

Met coal is primarily used in the manufacture of coke, which is used in the steel-making process, as well as direct injection into a blast furnace as a replacement for coke.

Sales of Met coal represented 91.4% of our total coal revenues for the year ended December 31, 2023. Most of the Met coal that we produce is sold, directly or indirectly, to steel producers. The steel industry's demand for Met coal is affected by several factors, including the cyclical nature of that industry's business, geopolitical stability, general economic conditions affecting demand for steel, tariffs on steel and steel products, technological developments in the steelmaking process and the availability and cost of substitutes for steel, such as aluminum, composites and plastics. We compete based on coal quality and characteristics, price, customer service and support and reliability of supply. Seaborne Met coal import demand, which is most of our business, can be significantly impacted by the availability of indigenous coal production, particularly in the leading Met coal import countries of China and India, among others, and the competitiveness of seaborne Met coal supply, including from the leading Met coal exporting countries of Australia, the United States, Russia, Canada and Mongolia, among others. In 2023, the seaborne Met coal market remained volatile, driven by supply concerns in key Met coal markets and trade flow disruptions due to ongoing civil unrests and wars.

Thermal Coal

Sales of thermal coal represented 8.6% of our total coal revenues for the year ended December 31, 2023. The thermal coal we produce is predominantly a byproduct of mining Met coal. The thermal coal we produce is sold, directly or indirectly, to power stations, predominantly Stanwell, as an energy source in the generation of electricity. Demand for our thermal coal is impacted by economic conditions, environmental regulations, demand for electricity, including the impact of energy efficient products, and the cost of electricity generation from alternative fuels. Our thermal coal primarily competes with producers of other forms of electric generation, including natural gas, oil, nuclear, hydro, wind, solar and biomass, that provide an alternative to coal use.

Segments

In accordance with Accounting Standards Codification, or ASC, Topic 280, Segment Reporting, we have adopted the following reporting segments:

- Australia; and

- United States.

In addition, "Other and Corporate" is not determined to be a reporting segment but is disclosed for the purposes of reconciliation to our Consolidated Financial Statements.

These segments are grouped based on geography and reflect how we currently monitor and report the results of the business to the Chief Executive Officer who is our chief operating decision maker, or CODM. Factors affecting and differentiating the financial performance of each of these two reportable segments generally include coal quality, geology, coal marketing opportunities, mining and transportation methods and regulatory issues. We believe this method of segment reporting reflects the way our business segments are currently managed, resources are allocated and the way the performance of each segment is evaluated. The two segments consist of similar operating activities as each segment produces similar products.

Diversification

We benefit from a geographically diverse asset base, in Australia and the United States, with access to multiple transportation infrastructure options, including key rail and port infrastructure, providing access to both seaborne export and domestic markets. We have access to the key major markets in both the Atlantic and Pacific basins, and our wide footprint provides flexibility to respond quickly to changes in global market demands.

We have a dedicated global marketing team that generates direct sales for our Met coal. Our customer base spans across a full spectrum of key global markets. We sell directly to a number of large, high-quality and well-known companies in the steel industry globally. Many of our core customers have been our longstanding customers for over 20 years, and source our products as essential base load, which translates into a long history of contract renewal for such customers. We are a key supplier to tier one steel mills in Japan, South Korea, Taiwan, India, Europe, Brazil, North America and China. Given the quality of our diverse customer base, we believe the demand for our products is fundamentally insulated across all stages of the commodity cycle. This flexibility provides us the ability to take advantage of favorable market pricing as and where it arises.

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We have 100% ownership over all of our operating mines, allowing us full control over all operating decisions. This control is critical during times of crisis and allows us to react swiftly and decisively to changes in global market demands.

2023 Coronado's key coal trade flows



Our Met coal production is diversified across high quality products, such as hard coking coal, or HCC, semi coking coals, or SCC, and pulverized coal injection, or PCI, coal from our Australian Operations, and significant production of HCC, comprising high volatile content, or High-Vol (including sub-category A of High-Vol, or HVA, and sub-category B of High-Vol, or HVB) and coal with low volatile content, or Low-Vol, coals from our U.S. Operations. This broad product range supports a wide variety of customer requirements and various blending opportunities, being valued for its attractive coke-making characteristics.

The below charts show Met product ranges for our Australian Operations and our U.S. Operations for the year ended December 31, 2023.



Overview of Australian Operations—Curragh

Curragh is located in Queensland's Bowen Basin, one of the world's premier Met coal regions. Curragh has been operating since 1983, and produces a variety of high-quality, low-ash Met coal products. We believe our HCC product is recognized by steelmakers for its low-ash content, consistency of quality and favorable coking attributes. We believe that our SCC products are similarly valued, in particular for their low wall pressure, which makes them suitable for stamp charging coke ovens, and our PCI coal at Curragh is recognized by steelmakers for its low phosphorus and sulphur content. These Met coal products are exported globally to a diverse customer base located primarily in Asia. Curragh also produces thermal coal, which is primarily sold domestically under a long-term contract with Stanwell, with a limited amount of such thermal coal being exported.

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Revenues from our Australian Operations represented 58.2% of our total revenue for the year ended December 31, 2023. See Item 2. "Properties" for more information regarding Curragh.



FY23 Coal revenue mix - Australian Operations

- Met
- Thermal

For the year ended December 31, 2023, 68.7% of the total volume of coal sold by our Australian Operations was Met coal and 31.3% of the total volume of coal sold by our Australian Operations was thermal coal, the majority of which is sold to Stanwell. For the year ended December 31, 2023, Curragh sold 6.7 MMt of Met coal into the seaborne coal markets. The majority of customers purchase multiple grades or products and have purchased Curragh coal continuously through all stages of the coal/commodity pricing cycle. Curragh's Met coal is typically sold on annual contracts negotiated by our global marketing team, with pricing agreed to bilaterally or with reference to benchmark indices or spot indices. Our Australian Operations have maintained a high level of contract coverage against planned production. In 2023, substantially all of Curragh's Met coal export sales were made under term contracts.

Overview of U.S. Operations—Buchanan and Logan

Our producing mining properties in the United States are located in the CAPP region, specifically in Virginia and West Virginia, which is a highly-developed and active coal-producing region. Met coal produced by our U.S. Operations is consumed regionally by North American steel producers or exported by seaborne transportation to steel producers (primarily in Asia, Europe and South America). The U.S. Operations also produce small quantities of thermal coal that is extracted in the process of mining Met coal, which is sold predominantly to global export markets, as well as within North America. We believe that many regard Met coal from the CAPP region (where our U.S. Operations are located) to be of the highest quality in the world owing to its generally low-ash and sulphur content. Our U.S. Operations offer a range of Met coal products, with significant production of HCC, comprising coal with High-Vol (including HVA and HVB) and coal with Low-Vol.

Sales from our U.S. Operations to export markets are typically priced with reference to a benchmark index. In circumstances where we sell our seaborne coal through intermediaries Free on Rail (Incoterms 2010), or FOR, our realized price on FOR sales does not include transportation to the seaborne port or costs to transload into a vessel. Consistent with seaborne sales, sales to North American customers are generally sold on a FOR basis where the customer arranges for and incurs the cost of transportation to their facility.

A portion of our sales is sold to North American steel and coke producers on annual contracts at fixed prices that do not fluctuate with the benchmark index. The fixed-price nature of these annual contracts provides us with visibility on our future revenues, as compared to spot sales or sales priced with reference to a benchmark index. For 2024, we have entered into annual fixed price contracts to sell approximately 2.5 MMt Met coal to North American steel and coke producers. During periods of stable and rising prices, we strive to take advantage of the spot market. Spot export contracts are negotiated throughout the year.

Revenues from our U.S. Operations, in the aggregate, represented 41.8% of our total revenue for the year ended December 31, 2023.

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FY23 Coal revenue mix - U.S. Operations

■ Met ■ Thermal

For the year ended December 31, 2023, 87.7% of the total volume of coal sold by our U.S. Operations was Met coal and 12.3% was thermal coal. We sold 74.3% of total Met coal from our U.S. Operations into the seaborne Met coal markets for the year ended December 31, 2023.

See Item 2. "Properties" for more information regarding Buchanan, Logan and the other mining properties that compose our U.S. Operations.

Customers

We sell most of our coal to steel producers, either directly or through intermediaries, such as brokers. We also sell thermal coal to electricity generators either directly or through intermediaries such as brokers. Major consumers of our seaborne Met coal in 2023 were located in India, China, Japan, South Korea, Taiwan, Brazil and Europe. These consumers are all major global steel or Met coke producers. The majority of our sales are made under contracts with terms of typically one year or on a spot basis.



Top Customers by coal revenues

Tata Steel

Our U.S. Operations and Australian Operations are parties to Long Term Coal Sale and Purchase Agreements with TS Global Procurement Company Pte Ltd, or Tata Steel, with terms ending March 31, 2025. These Long Term Agreements provide for the sale of a minimum aggregate total of 2.25 MMt of coal per contract year across the Group, consisting of certain specific quantities of HCC, and pulverized coal injection, or PCI, Coal. The coal is sold Free on Board (Incoterms 2020), or FOB, priced with reference to benchmark indices and the agreements contain industry standard terms and conditions with respect to delivery, transportation, inspection, assignment, taxes and performance failure.

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Stanwell

We are party to contractual arrangements with Stanwell, including a Coal Supply Agreement, or the CSA, and the Curragh Mine New Coal Supply Deed, dated August 14, 2018, or the Supply Deed.

Under the CSA, we deliver thermal coal from Curragh to Stanwell at an agreed price and quantity. Stanwell may vary the quantity of thermal coal purchased each year so the total quantity to be delivered to Stanwell each year cannot be precisely forecast. The coal that we supply to Stanwell constitutes the majority of the thermal coal production from Curragh. Our cost of supplying coal to Stanwell has been greater than the contracted price paid by Stanwell during the year ended December 31, 2023 and for prior years.

Under the CSA, we also share part of the revenue earned from export coal sales (from particular Tenements (as defined below)) with Stanwell through various rebates. The most material rebate is the export price rebate, which is linked to the realized export coal price for a defined Met coal product, as follows:

- For the first 7.0 MMtpa of export coal sales: when the 12-month trailing, weighted-average realized export coal price of Reference coal exceeds the Tier 1 Rebate Coal Floor Price, we pay a rebate of 25% of the difference between the realized export coal price and the Tier 1 Rebate Coal Floor Price.

- For export coal sales above 7.0 MMtpa: when the 12-month trailing, weighted-average realized export coal price of Reference coal exceeds the Tier 2 Rebate Coal Floor Price, we pay a rebate of 10% of the difference between the realized export coal price and the Tier 2 Rebate Coal Floor Price.

In addition, the CSA also provides for:

- a tonnage rebate to Stanwell per Mt on the first 7.0 MMtpa of export coal sales and on export coal sales above 7.0 MMtpa; and

- a rebate on run-of-mine, or ROM, coal mined in the Curragh "Pit U East Area."

The total Stanwell rebate for the year ended December 31, 2023, was $136.5 million and has been included in the Consolidated Statements of Operations and Comprehensive Income included elsewhere in this Annual Report on Form 10-K.

The Supply Deed grants us the right to mine the coal reserves in the Stanwell Reserved Area, or the SRA. In exchange, we agreed to certain amendments to the CSA and to enter into a New Coal Supply Agreement, or the NCSA, upon the expiration of the CSA (which is expected to occur in 2027). On July 12, 2019, we entered into the NCSA with Stanwell. The key terms under the NCSA are described below:

- Coronado's supply obligation under the NCSA will commence on the earliest of:

    - The day after the final delivery date under the CSA;
    - the date of termination of the CSA, if it does so prior to final delivery date; or
    - January 1, 2029.

- The term of the NCSA is expected to be 10 years, and Coronado's thermal coal supply obligation to Stanwell will reduce to 2 million 'Tonnes Equivalent' per annum (based on a nominal gross calorific value of 25.6GJ) at a fixed contract price that varies in accordance with agreed formulae, inclusive of all statutory charges and royalties in respect of coal sold and delivered under the NCSA. The supply term, the contract tonnage and the contract price under the NCSA are subject to adjustment in accordance with a financial model agreed between Stanwell and us.

- The export rebates which were payable under the CSA are not payable during the term of NCSA.

In summary, we have agreed that the total value of the discount received by Stanwell on coal supplied to it under the NCSA should (by the expiration date of the NCSA) be equal to the net present value of $155.2 million (A$210.0 million) as at the date of the Supply Deed, using a contractual pre-tax discount rate of 13% per annum. The net present value of the deferred consideration was $277.4 million as of December 31, 2023.

On January 18, 2021, the Option Coal Supply Agreement, or the OCSA, contemplated by clause 5 of the NCSA was entered into, in respect of the supply of certain additional coal to Stanwell during the term of the NCSA.

Thermal coal supplied to Stanwell under the OCSA will be at the higher of cost or market value at the time of sale.

See Item 1A. "Risk Factors—Risks related to the Supply Deed with Stanwell may adversely affect our financial condition and results of operations."

Transportation

Coal produced at our mining properties is transported to customers by a combination of road, rail, barge and ship. See Item 2. "Properties" for descriptions of the transportation infrastructure available to each of our mining properties. Rail and port services are typically contracted on a long-term, take-or-pay basis in Australia, while these contracts are typically negotiated on a quarterly basis in the United States. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional information on our take-or-pay obligations.

Australian Operations

Our Australian Operations typically sell export coal FOB, with the customer paying for transportation from the outbound shipping port. The majority of Curragh's export Met coal is railed approximately 300 kilometers to the Port of Gladstone for export via two main port terminals, RG Tanna Coal Terminal, or RGTCT, and Wiggins Island Coal Export Terminal, or WICET. Curragh also has capacity available to stockpile coal at the Port of Gladstone. For sales of thermal coal to Stanwell, Stanwell is responsible for the transport of coal to the Stanwell Power Station.

Rail Services

Curragh is linked to the Blackwater rail line of the Central Queensland Coal Network, or CQCN, an integrated coal haulage rail system owned and operated by Aurizon Network Pty Ltd, or Aurizon Network. Curragh has secured annual rail haulage capacity of up to 11.5 MMtpa (plus surge capacity) under long-term rail haulage agreements with Aurizon Operations Limited, or Aurizon Operations, and Pacific National Holdings Pty Limited, or Pacific National.

The RGTCT Coal Transport Services Agreement with Aurizon Operations is for 8.5 MMtpa of haulage capacity to RGTCT. Curragh pays a minimum monthly charge (components of which are payable on a take-or-pay basis), which is calculated with reference to the below-rail access charges, haulage/freight charges, a minimum annual tonnage charge and other charges. The RGTCT Coal Transport Services Agreement terminates on June 30, 2030.

The Coal Transport Services Agreement with Pacific National is for 1.0 MMtpa of haulage capacity to RGTCT. Curragh pays a minimum monthly charge (components of which are payable on a take-or-pay basis), which is calculated with reference to the below-rail access charges, haulage/freight charges, a minimum annual tonnage charge and other charges. The Coal Transport Services Agreement with Pacific National terminates on July 31, 2029.

The Wiggins Island Rail Project, or WIRP, Transport Services Agreement with Aurizon Operations is for 2.0 MMtpa of capacity to WICET. This contract is effectively 100% take-or-pay (for a portion of the rail haulage and all capacity access charges). This agreement expires on June 30, 2030.

Port Services

Curragh exports coal through two terminals at the Port of Gladstone, RGTCT and WICET. At RGTCT, Curragh and Gladstone Port Corporation Limited, or GPC, are parties to a coal handling agreement that expires on June 30, 2030. The agreement may be renewed at our request and, subject to certain conditions, GPC is required to agree to the extension if there is capacity at RGTCT to allow the extension. We currently have the right to export between 7.7 MMtpa and 8.7 MMtpa at our nomination on a take-or-pay basis.

We have a minority interest in WICET Holdings Pty Ltd, whose wholly-owned subsidiary, Wiggins Island Coal Export Terminal Pty Ltd, or WICET Pty Ltd, owns WICET. Other coal producers who export coal through WICET also hold shares in WICET Holdings Pty Ltd. In addition, we and the other coal producers (or shippers) have take-or-pay agreements with WICET Pty Ltd and pay a terminal handling charge to export coal through WICET, which is calculated by reference to WICET's annual operating costs, as well as finance costs associated with WICET Pty Ltd's external debt facilities. Our take-or-pay agreement with WICET Pty Ltd, or the WICET Take-or-Pay Agreement, provides Curragh with export capacity of 1.5 MMtpa. The WICET Take-or-Pay

Agreement is an "evergreen" agreement, with rolling ten-year terms. If we inform WICET Pty Ltd that we do not wish to continue to roll the term of the WICET Take-or-Pay Agreement, the term would be set at nine years and the terminal handling charge payable by us would be increased so that our proportion of WICET Pty Ltd's debt is amortized to nil by the end of that nine-year term.

Under the WICET Take-or-Pay Agreement, we are obligated to pay for that capacity via terminal handling charges, whether utilized or not. The terminal handling charge payable by us can be adjusted by WICET Pty Ltd if our share of WICET Pty Ltd's operational and finance costs increases, including because of increased operational costs or because another shipper defaults and has its capacity reduced to nil. The terminal handling charge is subject to a financing cap set out in the terminal handling charge methodology and has already been reached and is in force. If another shipper defaults under its take-or-pay agreement, each remaining shipper is effectively proportionately liable to pay that defaulting shipper's share of WICET Pty Ltd's costs going forward, in the form of increased terminal handling charges.

If we default under the WICET Take-or-Pay Agreement, we would be obligated to pay a termination payment to WICET Pty Ltd. The termination payment effectively represents our proportion of WICET Pty Ltd's total debt outstanding, based on the proportion of our contracted tonnage to the total contracted tonnage of shippers at WICET at the time the payment is triggered. Shippers can also become liable to pay the termination payment where there is a permanent cessation of operations at WICET. Since WICET began shipping export tonnages in April 2015, five WICET Holdings Pty Ltd shareholders have entered into administration and Take-or-Pay Agreements subsequently terminated, resulting in the aggregate contracted tonnage of shippers decreasing from 27 MMtpa to 13.9 MMtpa.

Under the WICET Take-or-Pay Agreement, we are required to provide security (which is provided in the form of a bank guarantee). The amount of the security must cover our estimated liabilities as a shipper under the WICET Take-or-Pay Agreement for the following twelve-month period. If we are in default under the WICET Take-or-Pay Agreement and are subject to a termination payment, WICET Pty Ltd can draw on the security and apply it to amounts owing by us. See Item 1A. "Risk Factors—Risks related to our investment in WICET may adversely affect our financial condition and results of operations" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional information on our take-or-pay obligations.

U.S. Operations

Our U.S. Operations' domestic contracts are generally priced FOR at the mine with customers bearing the transportation costs from the mine to the applicable end user. For direct sales to export customers, we hold the transportation contract and are responsible for the cost to the export facility, and the export customer is responsible for the transportation/freight cost from the export facility to the destination. A portion of our U.S. export sales are made through intermediaries. For these sales, the intermediary typically take ownership of the coal as it is loaded into the railcar. The intermediary is responsible for the rail transportation and port costs.

Rail Services

Our U.S. Operations are served by Norfolk Southern and CSX Transportation railroads.

Norfolk Southern railroad serves our Buchanan mining property and transports Buchanan's coal to Lamberts Point Coal Terminal Pier 6 and to CNX Marine Terminal for export customers and to our domestic customers either directly or indirectly via inland river dock facilities where the coal is transloaded on to barges and then transported to the customer's facilities.

CSX Transportation railroad serves our Logan and Greenbrier mining properties. CSX transports Logan and Greenbrier's coal to Kinder Morgan Pier IX Terminal or CNX Marine Terminal or Dominion Terminal Associates (DTA) for export customers and either directly to the customers or to inland river dock facilities for domestic customers.

Port Services

Norfolk Southern's Lamberts Point Coal Terminal Pier 6 is the largest coal loading facility in the Northern Hemisphere with 48 million tons of annual export capacity and is the main terminal at Lamberts Point located in Norfolk, Virginia. Kinder Morgan's Pier IX is a coal export terminal with an annual export capacity of 16 million tons located in the Port of Hampton Roads in Newport News, Virginia.

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Our U.S. Operations have dedicated inventory capacity and a take-or-pay obligation to transload one million net tons per year through Kinder Morgan's Pier IX Terminal to the end of March 2024. On November 1, 2022, we extended our arrangement with Kinder Morgan from April 2024 to March 2027, with an option to extend for an additional three years, for a dedicated inventory capacity and take-or-pay obligation to transload 650,000 net tons per year. Our U.S. Operations also have alternate port access through CNX Marine Terminal which is a transshipping terminal at the Port of Baltimore owned by CONSOL Energy.

Suppliers

The principal goods we purchase in support of our mining activities are mining equipment, replacement parts, diesel fuel, natural gas, ammonium-nitrate and emulsion-based explosives, off-road tires, steel-related products (including roof control materials), lubricants and electricity. As a general matter, we have many well-established, strategic relationships with our key suppliers of goods and do not believe that we are dependent on any of our individual suppliers.

We also manage and operate several major pieces of mining equipment and facilities to produce and transport coal, including, but not limited to, longwall mining systems, continuous miners, draglines, dozers, excavators, shovels, haul trucks, conveyors, coal preparation plants, or CPPs, and rail loading and blending facilities. Obtaining and repairing these major pieces of equipment and facilities often involves long lead times. We strive to extend the lives of existing equipment and facilities through maintenance practices and equipment rebuilds to defer the requirement for larger capital purchases. We use our global leverage with major suppliers to support security of supply to meet the requirements of our active mines. See Item 2. "Properties" for more information about operations at our mining properties.

We partner with contractors and other third parties for exploration, mining, and other services, generally, and the success of these relationships are important for our current operations and the advancement of our development projects. See Item 1A. "Risk Factors—Our profitability could be affected adversely by the failure of suppliers and/or outside contractors to perform."

Competition

We operate in a competitive environment. We compete with domestic and international coal producers, traders and brokers. We compete on price, coal quality, transportation, optionality, reputation and reliability. Demand for Met coal and the prices that we will be able to obtain for our Met coal are highly competitive and are determined predominantly by world markets, which are affected by numerous factors beyond our control, including but not limited to:

- general global, regional and local economic activity;
- changes in demand for steel and energy;
- industrial production levels;
- short-term constraints, including weather incidents;
- changes in the supply of seaborne coal;
- technological changes;
- changes in international freight or other transportation infrastructure rates and costs;
- the costs of other commodities and substitutes for coal;
- market changes in coal quality requirements;
- government regulations which restrict, or increase the cost of, using coal;
- tariffs imposed by countries, including the United States and Australia, on the import of certain steel products and any retaliatory tariffs by other countries; and
- tax impositions on the resources industry, all of which are outside of our control;

In addition, coal prices are highly dependent on the outlook for coal consumption in large Asian economies, such as China, Japan, South Korea and India, as well as any changes in government policy regarding coal or energy in those countries.

In developing our business plan and operating budget, we make certain assumptions regarding future Met coal prices, coal demand and coal supply. The prices we receive for our Met coal depend on numerous market factors

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beyond our control. Accordingly, some underlying coal price assumptions relied on by us may materially change and actual coal prices and demand may differ materially from those expected. Our business, operating and financial performance, including cash flows and asset values, may be materially and adversely affected by short- or long-term volatility in the prevailing prices of our products.

Competition in the coal industry is based on many factors, including, among others, world supply price, production capacity, coal quality and characteristics, transportation capability and costs, blending capability, brand name and diversified operations. We are subject to competition from producers in Australia, the United States, Canada, Russia, Mongolia and other coal producing countries. See Item 1A. "Risk Factors—We face increasing competition, which could adversely affect profitability."

Environmental Sustainability

Met coal is an essential ingredient in the production of steel, which is the most utilized metal in the world and an essential material underpinning social and economic growth. Steel's strength and durability make it critical in the construction of major projects (including renewable energy infrastructure), transportation technology, electrical equipment, and everyday household goods.

We are focused on extracting high quality Met coal with a commitment to environment, social and governance, or ESG, practices. Coal mining is one of the most environmentally regulated industries in the world, and it is vital that we consistently meet or exceed relevant regulatory standards.

We are subject to various environmental laws, regulations and public policies in Australia and the United States. Managing our environment and climate change risks is a key component of our corporate strategy and it is integrated into all stages and areas or our daily operations. We seek to minimize our environmental impact and ensure we meet or exceed our legislative and regulatory environmental obligations.

Coronado's environmental sustainability initiatives and strategy are discussed further in our 2022 Sustainability Report released on May 17, 2023, which can be found on our website at www.coronadoglobal.com/sustainability/. Nothing on our website, including our 2022 Sustainability Report or sections thereof, shall be deemed incorporated by reference into this Annual Report on Form 10-K. Our 2023 Sustainability Report is expected to be available in May 2024.

Climate change

We believe that climate change is a complex challenge that requires action at all levels of society. Climate change can heighten existing physical and non-physical impacts and risks and introduce new ones that can affect business performance in the near and long-term.

While our operations are recognized as vital contributors to the communities and economies in which we operate, we acknowledge that our mining activities create greenhouse gas, or GHG, emissions. Climate change is one of the most significant issues for the steel industry and the industry has made significant reductions in GHG emissions by improving energy efficiency and using new technologies. Where possible, we are continuing to identify and implement GHG emissions and energy reduction opportunities across our business, whilst monitoring climate related risks and the sustainability of our operations. We are committed to working with other industry partners to support, develop and introduce new coal production and energy-generation technologies, that help reduce the environmental impact while continuing to meet global energy and steel demands.

Our Australian Operations operate under an Environmental Management System, or EMS, which provides for environmental management activities undertaken at the mine to minimize environmental harm and contains set plans and procedures to ensure that our environmental commitments are met. The EMS is used as a tool to uphold our Australian Operations' Environmental Policy and integrate environmental compliance into all facets of the business. Our Australian Operations disclose GHG Scope 1 and 2 emissions annually to the Clean Energy Regulator under the National Greenhouse and Energy Reporting Scheme.

Our U.S. Operations undergo detailed internal inspections as well as rigorous evaluations by both state and federal inspectors on a regular basis. Our U.S. Operations disclose GHG Scope 1 and 2 emissions, including fugitive emissions (methane), for the facilities required to report their emissions annually to the United States Environmental Protection Agency.

Our operations are currently focused on implementing reporting improvements, identifying opportunities for reducing emissions on a per ton of production basis and benchmarking ourselves against our peer group. Coronado launched its first set of GHG targets in our 2021 Sustainability Report and has committed to targeting reductions in its Scope 1 and 2 emissions by 30% by 2030 from its 2019 emissions baseline. In our 2022

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Sustainability Report, we reported that we reduced such emissions when compared to 2021. Further progress updates will be included in our 2023 Sustainability Report expected to be filed in May 2024.

Emissions reduction estimates to 2030 have been evaluated based on improvements that can reasonably be expected using technologies currently available. Detailed analysis to determine economic viability of available technologies has not been considered.

The target reduction of 30% by 2030 is based on the current mine plans for Coronado's Curragh and U.S. mines and is not expected to be a linear reduction. As we address our material areas of impact including emission reductions and opportunities, the need for mitigation technologies are likely to increase.

Our Central Emissions Group, or CEG, consists of senior leaders and subject matter experts from our Australian and U.S. Operations who meet monthly to discuss and analyze how climate change might impact our strategies. One of the key focus areas of the CEG is to ensure that we are progressing towards our emissions reduction targets. This is achieved through reviewing the accuracy of the emissions forecast, providing updates on decarbonization projects and discussing idea pipelines in relation to new technologies. Our capital allocation framework integrates climate-related risks and opportunities into its decision-making processes.

We are also evaluating a range of potential projects that could have a positive impact on our emissions profile including options for energy generation from solar, wind and gas along with on-grid solutions. In 2022, we commissioned the Buchanan Ventilation Air Methane, or VAM, abatement project on vent shaft 16 at our U.S. Operations. The project utilizes the latest technology to convert fugitive methane gas emissions to carbon dioxide. Since commencing, the VAM project has destroyed 264,850 tCO2e with a 95% emission destruction efficiency.

Given the proven success of the original VAM unit, we have commenced the installation of a second unit at vent shaft 18 at our U.S. Operations. Construction works are underway and are expected to be completed in mid-2024. While Coronado is also exploring other projects to reduce its carbon footprint, with the establishment of the second VAM unit we expect to substantially reduce our emissions further, as part of our strategic path to a 30% reduction target by 2030.

Similarly, our project to understand and define gas reservoirs at Curragh with gas production drilling is targeting the capture and beneficial use of open-cut waste mine coal gas from our operations, with priority downstream use cases being for power generation and use as a diesel substitute in our mining fleets.

Drilling works for the pilot program completed in early July 2023 and subsequent surface and production facilities have been procured and are in the final stages of installation.

During 2023, at our Australian Operations we completed a dual-fuel mine truck 12-week trial using gas transported from Brisbane without incident. The part substitution of gas for diesel showed no discernible difference to a full diesel-run truck and performed safely. Coronado has commenced the development of a roadmap to potentially roll-out the conversion of a broader truck fleet pilot. This project is expected to reduce emissions at Curragh and also realize a reduction in cost given the substitution of diesel for incidental coal seam gas to power our fleets.

Increased public concern may result in additional regulatory risks as new laws and regulations aimed at reducing GHG emissions come into effect in the jurisdictions in which we operate. Any legislation that limits or taxes GHG emissions could adversely impact our growth, increase our operating costs, or reduce demand for our coal.

With respect to physical climate risks, our operations may be impacted by weather-related events potentially resulting in lost production, supply chain disruptions and increased operating costs, which could have a material adverse impact on our financial results of operations.

Increasingly, both foreign and domestic banks, insurance companies and large investors are curtailing or ending their financial relationships with fossil fuel-related companies. This has and is likely to continue to have adverse impacts on the liquidity and operations of coal producers.

Additionally, federal, state and international GHG and climate change initiatives, associated regulations or other voluntary commitments to reduce GHG emissions, including recent reform to the Safeguard Mechanism in Australia, could significantly increase the cost of coal production and consumption, increase costs as a result of regulations requiring the installation of emissions control technologies, increase expenses associated with the purchase of emissions reduction credits to comply with future emissions trading programs, or significantly reduce coal consumption through implementation of a future clean energy standard. Such initiatives and regulations could further reduce demand or prices for our coal in both domestic and international markets, could adversely affect our ability to produce coal and to develop our reserves, could reduce the value of our coal and coal reserves, and may have a material adverse effect on our business, financial condition and results of operations.

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Human Capital Disclosures

People

Our ability to attract and retain skilled, motivated and engaged employees is an essential part of our business. Investing in the skill and capabilities of our people will underwrite our long-term growth and sustainability. In both Australia and the United States, we operate in regional locations with highly competitive labor markets. In each location, we are creating a high-performing workforce with a talent pipeline for future leaders, including succession planning for critical roles. To achieve this, we continue to create a culture that welcomes and values all people and where our core values of collaboration, accountability, respect and excellence are demonstrated in everything that we do.

Worldwide we had 1,878 employees as of December 31, 2023. In addition, as of December 31, 2023, there were 2,335 contractors supplementing the permanent workforce, primarily at Curragh. Since we operate in areas with highly competitive labor markets, it is essential that we have a continued focus on attracting the best people, and ensuring we have programs in place to engage, develop and retain them within our business.

We continue to support initiatives to enhance our culture, increase our ability to attract and retain the workforce we need, and to drive our desire to build safe, high-performing teams. This includes extensive efforts to gather feedback from our employees and contracting partners through surveys, focus groups and team empowerment sessions. Following analysis of the feedback, priorities are identified, and cultural programs designed to bridge gaps between current and desired cultural states are developed and implemented.

As of December 31, 2023, approximately 10.8% of our total employees, all at our Australian Operations, were covered by a single, federally-certified collective Enterprise Agreement, or the EA, for specified groups of mining and maintenance employees. In July 2023, the Australian Fair Work Commission approved the four year Curragh Mine Enterprise Agreement 2023. Our U.S. Operations employ a 100% non-union labor force.

Safety

Our employees and contractors are our most valuable assets, and we consider their safety our number one priority. Safety is essential to all business functions and is never to be compromised, under any circumstance. The health and safety of our people is reinforced every day through our culture, behaviors, training, communication and procedures.

We manage safety and health through continuous improvement efforts and the implementation of practices and procedures that address safety risks first and in full compliance with the legal and regulatory frameworks of both the United States and Australia. We empower our people to consistently strive to have a safety mindset, and act by applying, managing and monitoring effective controls to prevent adverse outcomes with all activities and operations. Our programs are intended to reinforce our position that safety and health should always be front of mind for all employees and contractors.

Safety performance is monitored through physical observations from both internal and external parties and through the reporting of key metrics. Safety performance is assessed monthly against internal goals and on a quarterly basis is benchmarked against our peers within the mining industry.

We set targets for safety interactions which is a process where employees observe a risk behavior and provide immediate feedback if it is deemed, or has the potential to be, unsafe. This is monitored by management daily through safety meetings, site visits, employee discussions, and management observations. The process allows for greater empowerment, innovation and employee input into the mining process.

The 12-month rolling average Total Reportable Injury Frequency Rate, or "TRIFR", as of December 31, 2023 for our Australian Operations was 1.83 and the Total Reportable Incident Rate, or "TRIR", for 12-month rolling average as of December 31, 2023 for our U.S. Operations was 1.44. As indicated in the graphs below, our Australian Operations outperformed the Queensland industry average in 2022 and 2023 and our U.S. Operations outperformed the U.S. national average in 2022 and 2023. We strive to ensure that we continue to provide a safe operating environment for all employees and contractors.

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Workforce composition and diversity

Our values (CARE – Collaboration, Accountability, Respect, Excellence) guide our policies, processes and actions as they relate to all workforce interactions and people related initiatives. As part of these values and to enable our people to excel within the workplace we are building a diverse and inclusive workforce, where unique viewpoints are heard, valued and respected. We understand the value diversity brings and recognize that creating a culture which welcomes and values all individuals is paramount to our ability to attract, retain, motivate and develop the best talent. We believe this directly impacts the safety and productivity of our people. Our employees are trained to recognize and mitigate potential biases towards others.

We invest in training and development programs for both our new and long-serving employees. Investing in graduate recruitment, traineeships and internship programs through partnerships with leading education institutions has been central to accessing talent and building our brand. Further, our internal leadership development enhances succession planning and the transfer of skills and knowledge across our business.

As of December 31, 2023:

- in the United States, approximately 6.8% of Senior Managers were female, increased from 6.1% as of December 31, 2022.

- in Australia, over 28% of employees at a General Manager, Senior Manager and Senior Professional level were female.

- 6.8% of our global workforce was female.

- 57% of all employees were between the ages of 30 and 50 years old, and the number of employees under 30 increased from 11.5% as of December 31, 2022 to 13.7% as of December 31, 2023.

Attracting and retaining the right people

We continued to focus our efforts on recruiting trainees and other entry level roles. We have also implemented the following initiatives:

- Comprehensive training, performance and leadership development programs.

- Competitive and flexible remuneration structure.

In 2023, our total rolling turnover rate was 18.1% and 13.4% in Australia and the U.S., respectively, and our voluntary departure rolling turnover rate was 15.5% in Australia and 10.9% in the U.S. In 2022, our total rolling turnover rate was 16.0% and 16.7% in Australia and the U.S., respectively, and our voluntary departure rolling turnover rate was 14.5% in both Australia and the U.S.

Regulatory Matters—Australia

Our Australian Operations are regulated by the laws and regulations of the Commonwealth of Australia, or Cth, the State of Queensland, or Qld, and local jurisdictions. Most environmental laws are promulgated at the state

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level, but the Australian federal government has a role in approval of actions which have national environmental significance. In Queensland, the environmental laws relevant to coal mining include development legislation, pollution, waste, ecosystem protection, cultural heritage and native title land contamination and rehabilitation legislation. In addition, the Australian federal government regulates foreign investment and export approvals.

Tenements

We control the coal mining rights at Curragh under 14 coal and infrastructure mining leases, or MLs, and three mineral development licenses, or MDLs, granted pursuant to the Mineral Resources Act 1989 (Qld). See Item 2. "Properties" for more information regarding the Tenements.

Mineral Resources Act 1989 (Qld)

The Mineral Resources Act 1989 (Qld) and the Mineral and Energy Resources (Common Provisions) Act 2014 (Qld), together, provide for the assessment, development and utilization of mineral resources in Queensland to the maximum extent practicable, consistent with sound economic and land use management. The Mineral Resources Act 1989 (Qld) vests ownership of minerals, with limited exceptions, in the Crown (i.e., the state government). A royalty is payable to the Crown for the right to extract minerals. The Mineral Resources Act 1989 (Qld) creates different tenures for different mining activities, such as prospecting, exploring and mining. A ML is the most important tenure, as it permits the extraction of minerals in conjunction with other required authorities. The Mineral Resources Act 1989 (Qld) imposes general conditions on a ML.

A person who is the holder of a ML must keep the records necessary to enable the royalty payable by the person to be ascertained. In 2022, the Queensland State Government in Australia amended the Mineral Resources Regulation 2013 (Qld) introducing additional higher tiers to the coal royalty rates effective from July 1, 2022, increasing the royalty payable by our Australian Operations.

The new tiers applicable in calculating the royalty payable for our Australian Operations from July 1, 2022 are as set out below:

- 7% for average coal price per Mt sold up to and including A$100 per Mt;

- 12.5% for average coal price per Mt sold from A$100 to A$150 per Mt;

- 15% for average coal price per Mt sold from A$150 to A$175 per Mt;

- 20% for average coal price per Mt sold from A$175 to A$225 per Mt;

- 30% for average coal price per Mt sold from A$225 to A$300 per Mt; and

- 40% for average coal price per Mt sold above A$300 per Mt.

The royalty payable for coal sold, disposed of or used in a return period is then calculated by multiplying the royalty rate by the value of the coal. Queensland Revenue Office Royalty Ruling MRA001.1 contains details on the costs that can (and cannot) be deducted when calculating the applicable royalty and the method for determining the value of the coal. Where there is a change in legislation or case law that affects the content of a royalty ruling, the change in the law overrides the royalty ruling—i.e., the Commissioner will determine the royalty liability in accordance with the changed law. See Item 2. "Properties" for a discussion of the royalties currently applicable to Curragh.

Mining Rehabilitation (Reclamation)

Mine closure and rehabilitation risks and costs are regulated by Queensland state legislation.

Amongst other things, an Environmental Authority Holder, or EA Holder, must provide the Queensland State Government with financial assurance for the purpose of drawing upon in the event that an EA Holder defaults on its obligations to rehabilitate the mine site.

The Mineral and Energy Resources (Financial Provisioning) Act 2018 (Qld), or the Financial Provisioning Act establishes a financial provisioning scheme, or the Scheme, from which the Department of Environment and Science, or the DES, sources funds to rehabilitate and remediate land subject to mining.

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Under the Financial Provisioning Act, all mine operators are required to make a submission to the DES in respect of an Estimated Rehabilitation Cost, or ERC, for the mine site. The ERC is determined using the DES-approved ERC calculator. Using this information, the DES sets the ERC for the mine. The DES provides the ERC to the manager of the Scheme, or the Scheme Manager. The Scheme Manager undertakes a risk assessment of the mine, which is based upon independent advice from a Scheme risk advisor. EAs with at least $100,000 in estimated rehabilitation costs will undergo an annual risk category allocation assessment process. The assessment process will determine whether the holder will be required to provide a contribution to the Scheme's Financial Provisioning Fund and/or to provide surety to the Scheme Manager for that EA. It includes detail on the mine operator's financial soundness and credit rating, characteristics of the mining operation (e.g., life of mine, or LOM, and off-take agreements), rehabilitation history, environmental compliance history and the submission made by the Company. Risk categories include high, moderate, low and very low. If the ERC and risk categories are set at moderate, low or very low for a mine, then there is a need to pay an annual contribution based on a small percentage of the ERC to the Scheme. The prescribed percentages for each category are: (1) Very low: 0.5%; (2) Low: 1.0%; and (3) Moderate: 2.75%. If the category is high, then the operation provides a surety for the whole ERC and possibly a contribution to the Scheme. The risk assessment of the mine and, therefore, the amount of the contribution to the fund is assessed and paid annually in perpetuity, or until a clearance certificate is obtained.

Each year, the Scheme Manager is required to make an Annual Review Allocation to determine whether the mine will provide surety or pay a contribution to the Scheme depending on the value of the ERC relating to applicable environmental authorities, as follows:

1)   ERC < A$100,000 - cash surety or bank guarantees
2)   ERC = A$100,000 – A$450 million - pay a cash contribution into the Scheme
3)   ERC > A$450 million - pay a cash contribution into the Scheme and provide bank guarantees.

There can be no assurance that our risk category allocation will not change in future years. Our financial obligations may increase due to a number of factors, including but not limited to:

• any changes that increases ERC or are of disturbances;

• any major Environmental Authority, or EA, amendment;

• compliance with existing EA obligations; and

• major changes to financial soundness of the EA holder.

Curragh has 2 EAs, which are covered by the Scheme, namely EA number EPML00643713 and EA number EPVX00635313. In October 2023, the Scheme Manager completed the assessment of the Annual Review Allocation for environmental authority number EPML00643713 and issued an Annual Review Allocation of "Moderate". The moderate rating resulted in Curragh being obliged to make a financial contribution to the Scheme of 2.75% of the ERC. In January 2024, the Scheme Manager completed an assessment of the Annual Review Allocation for EA Number EPVX00635313 and issued an Annual Review Allocation of "High" in respect of MDL162 requiring Curragh to maintain its historical financial assurance in respect of 100% of the ERC for that EA.

The Financial Provisioning Act also requires for a Progressive Rehabilitation and Closure Plan, or a PRCP, with respect to mined land. This requirement is integrated into the existing EA processes for new mines, minimizing the regulatory burden on government and industry. All mining projects carried out under a ML that make a site-specific EA application will be required to provide a PRCP. If approved by the administering authority, a stand-alone PRCP schedule will be given to the applicant together with the EA. The PRCP schedule will contain milestones with completion dates for achieving progressive rehabilitation of the mine site. The Financial Provisioning Act provided transitional arrangements for three years for the application of the PRCP requirement to existing mines. The requirement for a PRCP commenced on November 1, 2019, or the PRCP start date, however all existing mining operations only transition into the PRCP framework once a transition notice is issued by DES, the relevant government department. Curragh's PRCP was submitted to DES on October 20, 2022, in accordance with the transition notice it received; and Curragh has complied with all further requests for information made by DES. DES recently advised Curragh that the end date of the decision period in relation to the PRCP has been extended to June 10, 2024.

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Environmental Protection Act 1994 (Qld)

The primary legislation regulating environmental management of mining activities in Queensland is the Environmental Protection Act 1994 (Qld), or the EP Act. Its objective is to protect Queensland's environment while allowing for development that improves the total quality of life, both now and in the future, in a way that maintains ecologically sustainable development. Under the EP Act, it is an offense to carry out a mining activity unless the person holds or is acting under an EA for the activity. The EA imposes conditions on a project. It is an offense to contravene a condition of an EA. In addition to the requirements found in the conditions of an EA, the holder must also meet its general environmental duty and duty to notify of environmental harm and otherwise comply with the provisions of the EP Act and the regulations promulgated thereunder. For example, the following are offenses under the EP Act:

- causing serious or material environmental harm;

- causing environmental nuisance;

- depositing proscribed water contaminants in waters and related matters; and

- placing contaminants where environmental harm or nuisance may be caused.

The EA holder must also be a registered suitable operator under the EP Act. We are a registered suitable operator.

We hold EA EPML00643713, which authorizes the mining of black coal, mineral processing, chemical storage, waste disposal and sewage treatment over the 14 MLs at Curragh on certain conditions. Those conditions include requirements in relation to air and water quality, regulated structures (e.g., dams), noise and vibration, waste, land use, rehabilitation and watercourse diversion.

We also hold a range of subsidiary EAs for our Australian Operations. See "—Mining Rehabilitation (Reclamation)" above for more information regarding the Financial Provisioning Act.

Aboriginal Cultural Heritage Act 2003 (Qld)

The Aboriginal Cultural Heritage Act 2003 (Qld) imposes a duty of care on all persons to take all reasonable and practicable measures to ensure that any activity conducted does not harm Aboriginal cultural heritage. Its object is to provide effective recognition, protection and conservation of Aboriginal cultural heritage.

We have obligations relating to Aboriginal cultural heritage with respect to a number of cultural heritage objects and areas located within the area of the Tenements. We work closely with the Aboriginal people to manage the cultural heritage objects, areas or evidence of archaeological significance, within our mining operations. We are party to a Cultural Heritage Management Plan (and associated Cultural Services Agreement) with the Gaangalu Nation People that applies to all of the Tenements. The plan establishes a coordinating committee and sets out the steps to be followed to manage activities that may impact Aboriginal cultural heritage.

Native Title Act 1993 (Cth)

The Native Title Act 1993 (Cth), or NTA, sets out procedures under which native title claims may be lodged and determined and compensation claimed for the extinguishment or impairment of the native title rights or interests of Aboriginal peoples. Its object is to provide for the recognition and protection of native title, to establish ways in which future dealings affecting native title may proceed and to set standards for those dealings, to establish a mechanism for determining claims to native title and to provide for, or permit, the validation of past acts, and intermediate period acts, invalidated because of the existence of native title.

With respect to MLs and MDLs granted under the Mineral Resources Act 1989 (Qld) on state land where native title has not been extinguished, a principle known as the non-extinguishment principle governs. Broadly, under this principle, native title rights are suspended while the mining tenure, as renewed from time to time, is in force. The grant (or renewal) of a mining tenure in respect of land where native title may exist must comply with the NTA to ensure the validity of the tenure. Registered native title claimants have certain notification, consultation and negotiation rights relating to mining tenures. Where native title is extinguished (i.e., freehold land), the NTA does not apply.

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Regional Planning Interests

The Regional Planning Interests Act 2014 (Qld), or the RPI Act manages the impact of resource activities and other regulated activities in areas of the state that contribute, or are likely to contribute, to Queensland's economic, social and environmental prosperity (e.g., competing land use activities on prime farming land). The RPI Act identifies areas of Queensland that are of regional interest, including strategic cropping areas and strategic environmental areas. Under the RPI Act, conducting a resource activity in an area of regional interest requires a regional interest development approval, unless operating under an exemption. Importantly, pre-existing mining activities being undertaken at the date of the introduction of the legislation are exempt.

We have been granted a regional interest development approval for the "Curragh Expansion Project" (for ML700006, ML 700007 and ML 700008), which is subject to regional interest conditions, such as mitigation. Certain protection conditions are also imposed on us with respect to ML 80171, which includes an obligation to provide mitigation in the event that strategic cropping land is impacted by future operations.

Environmental Protection and Biodiversity Conservation Act 1999 (Cth)

The Environment Protection and Biodiversity Conservation Act 1999 (Cth), or the EPBC Act, provides a federal framework to protect and manage matters of national environmental significance, such as listed threatened species and ecological communities and water resources. In addition, the EPBC Act confers jurisdiction over actions that have a significant impact on the environment where the actions affect, or are taken on, Commonwealth land, or are carried out by a Commonwealth agency.

Under the EPBC Act, "controlled actions" that have or are likely to have a significant impact on a matter of national environmental significance are subject to a rigorous assessment and approval process. A person must not take a "controlled action" unless approval is granted under the EPBC Act. Any person proposing to carry out an "action" that may be a "controlled action" must refer the matter to the Commonwealth Minister for a determination as to whether the proposed action is a controlled action.

On November 2, 2016, the Commonwealth Minister for the Department of the Environment and Energy administering the EPBC Act approved the extension of the existing Curragh mining area to include mining four additional Tenements—ML 700006, ML 700007, ML 700008 and ML 700009 (EPBC Act referral 2015/7508)—as a "controlled action," on certain conditions. The conditions include requirements in relation to offsets and groundwater.

Mine Health and Safety

The primary health and safety legislation that applies to Curragh are the Coal Mining Safety and Health Act 1999 (Qld) and the Coal Mining Safety and Health Regulation 2001 (Qld), which we refer to, together, as the Coal Mining Safety Legislation.

Additional legislative requirements apply to operations that are carried on off-site or which are not principally related to coal mining (e.g., transport, rail operations, etc.). The Coal Mining Safety Legislation imposes safety and health obligations on persons who operate coal mines or who may affect the safety or health of others at coal mines. Under the Coal Mining Safety Legislation, the operator of a coal mine must, among other things:

- ensure that the risk to coal mine workers while at the operator's mine is at an acceptable level;

- audit and review the effectiveness and implementation of the safety and health management system to ensure the risk to persons is at an acceptable level;

- provide adequate resources to ensure the effectiveness and implementation of the safety and health management system;

- ensure the operator's own safety and health and the safety and health of others is not affected by the way the operator conducts coal mining operations;

- not carry out an activity at the coal mine that creates a risk to a person on an adjacent or overlapping petroleum authority if the risk is higher than an acceptable level of risk;

- appoint a site senior executive for the mine;

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- ensure the site senior executive develops and implements a safety and health management system for all people at the mine;

- ensure the site senior executive develops, implements and maintains a management structure for the mine that helps ensure the safety and health of persons at the mine; and

- not operate the coal mine without a safety and health management system for the mine.

We recognize that health and safety are imperative to the ongoing success of our Australian Operations. As the operator at Curragh, we have in place a comprehensive safety and health management system, which includes an emergency response team, to address these legislative requirements. In accordance with the Coal Mining Safety Legislation we have also established an occupational hygiene baseline for dust exposure at Curragh.

Water Act 2000 (Qld)

In Queensland, all entitlements to the use, control and flow of water are vested in the state and regulated by the Water Act 2000 (Qld). Allocations under the Water Act 2000 (Qld) can be managed by a water supply scheme operator, such as SunWater Ltd, which is a Government-owned corporation regulated by the Queensland Competition Authority. We have purchased the required water allocations for Curragh and entered into a suite of related channel and pipeline infrastructure agreements and river supply agreements with SunWater Ltd to regulate the supply of water pursuant to these allocations. See Item 1A. "Risk Factors—In times of drought and/or shortage of available water, our operations and production, particularly at Curragh, could be negatively impacted if the regulators impose restrictions on our water offtake licenses that are required for water used in the CPPs."

National Greenhouse and Energy Reporting Act 2007 (Cth)

The National Greenhouse and Energy Reporting Act 2007 (Cth) imposes requirements for both foreign and local corporations whose carbon dioxide production GHG and/or energy consumption meets a certain threshold to register and report GHG emissions and abatement actions, as well as energy production and consumption as part of a single, national reporting system. The Clean Energy Regulator administers the National Greenhouse and Energy Reporting Act 2007 (Cth), and the Department of Climate Change, Energy, the Environment and Water is responsible for related policy developments and review.

The Australian Government recently reformed the Safeguard Mechanism to incentivize emissions reductions, through declining emissions limits, called baselines, predictably and gradually on a trajectory consistent with achieving the Government's emissions reduction target of 43% below 2005 levels by 2030 and net zero by 2050. On March 31, 2023, the Australian Federal Parliament passed the Safeguard Mechanism (Crediting) Amendment Bill 2023 amending the National Greenhouse and Energy Reporting Act 2007 and other legislation, to establish the framework to give effect to key elements of the reforms, such as introducing credits to the scheme to provide an incentive to companies to go below their baselines.

The Safeguard Mechanism applies to industrial facilities emitting more than 100,000 tons of carbon dioxide equivalent per year, including in electricity, mining, oil and gas production, manufacturing, transport and waste facilities.

In accordance with the Safeguard Mechanism, and following the Federal Government's finalization of the National Greenhouse and Energy Reporting (Safeguard Mechanism) Amendment (Reforms) Rule 2023, Curragh intends to establish a new production-adjusted (intensity) baseline for covered emissions (Scope 1). Curragh will be required to take action to keep its' net Scope 1 emissions at or below the baseline through emissions reduction, by for example, purchasing Safeguard Mechanism Credits, or SMCs, from another facility captured by the Safeguard Mechanism, purchasing and surrendering Australian Carbon Credit Units, or ACCUs, or face enforcement measures.

Labor Relations

Minimum employment entitlements, embodied in the National Employment Standards, apply to all private-sector employees and employers in Australia under the federal Fair Work Act 2009 (Cth). These standards regulate employment conditions and paid leave. Employees who are associated with the day-to-day operations of a local mine or mines and who are not located in head office or corporate administration offices are also covered by the Black Coal Mining Industry Award 2010 which regulates conditions including termination arrangements, pay and hours of work.

Unfair dismissal, enterprise bargaining, bullying claims, industrial actions and resolution of workplace disputes are also regulated under state and federal legislation. Some of the workers at Curragh are covered by the EA, which was approved by the Fair Work Commission, Australia's national workplace relations tribunal. See "— Human Capital Disclosures" above.

Regulatory Matters—United States

Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety, protection of the environment, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects of mining on groundwater quality and availability. In addition, the industry is affected by significant requirements mandating certain benefits for current and retired coal miners. Numerous federal, state and local governmental permits and approvals are required for mining operations. Because of extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time in the industry. In addition to the non-exhaustive summary of material federal legislation described below, our operations are subject to a wide array of federal, state and local environmental law, including, for example, the Safe Drinking Water Act, the Toxic Substances Control Act, the Emergency Planning and Community Right-to-Know Act, the National Historic Preservation Act of 1966 and the Migratory Bird Treaty Act of 1918, as well as state regulatory schemes that either mirror federal law or create additional layers of regulation.

Clean Air Act of 1970

The U.S. Clean Air Act of 1970, or the CAA, regulates airborne pollution that may be potentially detrimental to human health, the environment or natural resources. The CAA and comparable state laws that govern air emissions affect U.S. coal mining operations both directly and indirectly.

Direct impacts on coal mining and processing operations may occur through the CAA permitting requirements and/or emission control requirements relating to particulate matter, or PM, nitrogen dioxide, ozone and sulfur dioxide, or SO_2. For example, the U.S. Environmental Protection Agency, or the EPA, pursuant to the CAA, administers rules that apply PM limits to emissions from coal preparation and processing plants constructed or modified after April 28, 2008. In addition, in recent years, the EPA has adopted more stringent national ambient air quality standards, or NAAQS for PM, nitrogen oxide, ozone and SO_2. It is possible that these modifications as well as future modifications to NAAQS could directly or indirectly impact our mining operations in a manner that includes, but is not limited to, the EPA designating new areas of the country as being in nonattainment of applicable NAAQS or expanding existing nonattainment areas, and prompting additional local control measures pursuant to state implementation plans, or SIPs, required to address such revised NAAQS. SIPs may be state-specific or regional in scope. Under the CAA, individual states have up to 12 years from the date of designation of attainment/nonattainment areas to secure reductions from emission sources.

The CAA also indirectly, but significantly, affects the U.S. coal industry by extensively regulating the SO2, nitrogen oxides, mercury, PM, greenhouse gases, and other substances emitted by coal-burning facilities, such as steel manufacturers, coke ovens and coal fired electric power generating facilities. Over time, the EPA has promulgated or proposed CAA regulations to impose more stringent air emission standards for a number of these coal-burning industries, especially the power generation sector. Collectively, CAA regulations and uncertainty around future CAA requirements could reduce the demand for coal and, depending on the extent of such reduction, could have a material adverse effect on our business, financial condition and operations.

NAAQS Revisions. The CAA requires the EPA to periodically review and, if appropriate, revise the NAAQS to ensure protection of public health. In recent years, the EPA has reviewed the NAAQS for PM, ozone and SO_2. The PM NAAQS was last revised and made more stringent in 2012. Individual states have developed SIPs, which detail the PM emission reductions their sources must meet in order for the state to maintain or achieve the 2012 PM NAAQS. On April 14, 2020, the EPA announced its intention to retain, without changes, the 2012 PM NAAQS. This action was finalized by EPA on December 18, 2020. On January 6, 2023, EPA proposed lowering the level of the annual 24-hour PM2.5 standards for fine PM NAAQS from 12.0 ug/m3 to within the range of 9.0 to 10.0 ug/m3. More stringent NAAQS, if promulgated, would require new SIPs to be developed and filed with the EPA and may trigger additional control technology for mining equipment or coal-burning facilities, or result in additional challenges to permitting and expansion efforts

Cross State Air Pollution Rule, or CSAPR. The CAA includes a so-called Good Neighbor Provision that requires upwind states to eliminate their significant contributions to downwind states' nonattainment of the NAAQS. On

July 6, 2011, the EPA finalized the CSAPR, which was meant to satisfy this Good Neighbor Provision. CSAPR requires the District of Columbia and 27 states from Texas eastward (not including the New England states or Delaware) to reduce power plant emissions that cross state lines and significantly contribute to ozone and/or fine particle pollution in downwind states. Following litigation in the D.C. Circuit and U.S. Supreme Court, the first phase of the nitrogen oxide and SO2 emissions reductions required by CSAPR commenced in January 2015; further reductions of both pollutants in the second phase of CSAPR became effective in January 2017.

On March 15, 2021, EPA finalized a rule update that requires additional emissions reduction of nitrogen oxides from power plants in twelve states. Additional emission reduction requirements in these states could adversely affect the demand for coal.

On April 30, 2021, EPA finalized the Revised CSAPR Update Rule, which fully addressed twenty-one states' outstanding interstate pollution transport obligations for the 2008 NAAQS for ozone. For nine states, EPA found that their projected 2021 emissions do not significantly contribute to non-attainment and/or maintenance problems in downwind states. The remaining twelve states were found to contribute to the non-attainment and/or maintenance problems in downwind states. EPA indicated that it would issue new or amended Federal Implementation Plans requiring additional emissions reductions from electricity generating units in those states beginning in the 2021 ozone season.

Mercury and Air Toxic Standards, or MATS. The EPA published the final MATS rule in the Federal Register on February 16, 2012. The MATS rule revised the New Source Performance Standards, or NSPS, for nitrogen oxides, SO2 and PM for new and modified coal-fueled electricity generating plants, and imposed Maximum Achievable Control Technology, or MACT, emission limits on hazardous air pollutants, or HAPs, from new and existing coal-fueled and oil-fueled electricity generating plants. MACT standards limit emissions of mercury, acid gas HAPs, non-mercury HAP metals and organic HAPs. The rule provided three years for compliance with MACT standards and a possible fourth year if a state permitting agency determined that such was necessary for the installation of controls. Though the MATS rule has been the subject of various legal challenges, EPA reaffirmed the scientific, economic, and legal underpinnings of the MATS rule in February 2023 and, in April, proposed even more stringent non-mercury metal surrogate filterable particulate matter emission standards for all coal-fueled electricity generating plants and new mercury emission standards for lignite-powered units. This could increase the cost of coal-fired electric power generation and negatively impact the demand for coal.

Greenhouse Gas Emissions Standards and Guidelines. In 2014, the EPA proposed a sweeping rule, known as the "Clean Power Plan," to cut carbon emissions from existing electricity generating units, including coal-fired power plants. Following a series of legal challenges, EPA commenced new rulemaking proceedings in October 2017, ultimately rescinding the Clean Power Plan and finalizing its replacement, the Affordable Clean Energy, or ACE plan, in June 2019. The ACE rule establishes emission guidelines for states to develop plans to address greenhouse gas emissions from existing coal-fired power plants. Like its predecessor, the ACE rule was subject to significant litigation and was remanded to EPA for further action.

On May 23, 2023, EPA issued a proposed rule to repeal ACE and implement sweeping new NSPS for GHG emissions from new, modified, and reconstructed power plants under the CAA as well as emission guidelines for existing power plants. The proposed rule would require widespread implementation of carbon capture and sequestration, or CCS, and use of green hydrogen. On November 15, 2023, EPA issued a supplemental notice of proposed rulemaking to request additional comment on the proposal following publication of the Initial Regulatory Flexibility Analysis and completion of a Small Business Advocacy Review Panel. If implemented, the new rules would require significant capital expenditure to develop the infrastructure necessary for compliance and could impact our customers and future demand for coal.

On June 19, 2019, the EPA finalized the ACE rule as a replacement for the Clean Power Plan. The ACE rule establishes emission guidelines for states to develop plans to address greenhouse gas emissions from existing coal-fired power plants. The ACE rule has several components: a determination of the best system of emission reduction for greenhouse gas emissions from coal-fired power plants, a list of "candidate technologies" states can use when developing their plans, and new implementing regulations for emission guidelines under Section 111(d) of the CAA. Unlike the Clean Power Plan, the ACE rule only includes as candidate technologies those that increase the efficiency of individual emission units, also referred to as heat rate improvement measures; the ACE rule does not include other methods such as co-firing with natural gas or adding renewable generation facilities.

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There have also been numerous challenges to the permitting of new coal-fired power plants by environmental organizations and state regulators for concerns related to greenhouse gas emissions. For instance, various state regulatory authorities have rejected the construction of new coal-fueled power plants based on the uncertainty surrounding the potential costs associated with greenhouse gas emissions under future laws. In addition, several permits issued to new coal-fueled power plants without greenhouse gas emission limits have been appealed to the EPA's Environmental Appeals Board. A federal appeals court allowed a lawsuit pursuing federal common law claims to proceed against certain utilities on the basis that they may have created a public nuisance due to their emissions of carbon dioxide, while a second federal appeals court dismissed a similar case on procedural grounds. The United States Supreme Court overturned that decision in June 2011, holding that federal common law provides no basis for public nuisance claims against utilities due to their carbon dioxide emissions. The United States Supreme Court did not, however, decide whether similar claims can be brought under state common law. As a result, tort-type liabilities remain a concern. To the extent that these risks affect our current and prospective customers, they may reduce the demand for coal-fired power, and may affect long-term demand for coal.

Regional Haze. The EPA promulgated a regional haze program designed to protect and to improve visibility at and around Class I Areas, which are generally national parks, national wilderness areas and international parks. This program may restrict the construction of new coal-fired power plants, the operation of which may impair visibility at and around the Class I Areas. Additionally, the program requires certain existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions, such as SO_2, nitrogen oxide and PM. On August 30, 2022 EPA issued a final action finding that 15 states had failed to submit SIPs by the July 31, 2021 deadline. Such failure triggers a two year deadline for EPA to promulgate a Federal Implementation Plan unless the states submit and EPA approves a SIP that meets the applicable requirements. If states adopt SIPs with more stringent requirements, demand for coal could be affected.

New Source Review, or NSR. Pursuant to NSR regulations, stationary sources of air pollution must obtain an NSR permit prior to beginning construction of a new "major" source of emissions or a "major" modification of an existing major source. If a project is determined to trigger NSR, Prevention of Significant Deterioration regulations require the project to implement Best Available Control Technology and/or Non-Attainment New Source Review Lowest Achievable Emission Rate control technology.

Beginning in the late 1990s, the EPA filed lawsuits against owners of many coal-fired power plants in the eastern U.S. alleging that the owners performed non-routine maintenance, causing increased emissions that should have triggered the application of these NSR standards. Some of these lawsuits have been settled with the owners agreeing to install additional emission control devices in their coal-fired power plants. In recent years, EPA proposed and promulgated several revisions to its NSR regulations and policies concerning NSR permitting. For example, in 2022, EPA proposed to reconsider its fugitive emissions rule. Remaining litigation and uncertainty around the NSR program rules could impact demand for coal.

Coke Ovens. Coke Oven Batteries and Coke Ovens: Pushing, Quenching, and Battery Stacks are two source categories regulated by the CAA. On August 16, 2023, EPA proposed amendments to the emissions standards for Coke Ovens which would lower the limits for leaks from doors, lids, and offtakes, require fence line monitoring for benzene and impose new emissions standards for previously unregulated hazardous air pollutants within the category such as hydrogen chloride, hydrogen fluoride, and mercury. If implemented, these standards may impact our current and prospective customers and reduce long-term demand for coal.

Clean Water Act of 1972

The U.S. Clean Water Act of 1972, or the CWA, and corresponding state law governs the discharge of toxic and non-toxic pollutants into the waters of the United States. CWA requirements may directly or indirectly affect U.S. coal mining operations.

Water Discharge. The CWA and corresponding state laws affect coal mining operations by imposing restrictions on discharges of wastewater into waters of the United States through the National Pollutant Discharge Elimination System, or NPDES, or an equally stringent program delegated to a state agency. The EPA and states may develop standards and limitations for certain pollutants, including through the technology-based standard program and water quality standard program. These restrictions often require us to pre-treat the wastewater prior to discharging it. NPDES permits require regular monitoring, reporting and compliance with effluent limitations.

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New requirements under the CWA and corresponding state laws may cause us to incur significant additional costs that could adversely affect our operating results.

Dredge and Fill Permits. Many mining activities, such as the development of refuse impoundments, fresh water impoundments, refuse fills, and other similar structures, may result in impacts to waters of the United States, including wetlands, streams and, in certain instances, man-made conveyances that have a hydrologic connection to such streams or wetlands. Under the CWA, coal companies are also required to obtain a Section 404 permit from the USACE prior to conducting certain mining activities, such as the development of refuse and slurry impoundments, fresh water impoundments, refuse fills and other similar structures that may affect waters of the United States, including wetlands, streams and, in certain instances, man-made conveyances that have a hydrologic connection to streams or wetlands. The USACE is authorized to issue general "nationwide" permits for specific categories of activities that are similar in nature and that are determined to have minimal adverse effects on the environment. Permits issued pursuant to Nationwide Permit 21, or NWP 21, generally authorize the disposal of dredged and fill material from surface coal mining activities into waters of the United States, subject to certain restrictions. Since March 2007, permits under NWP 21 were reissued for a five-year period with new provisions intended to strengthen environmental protections. There must be appropriate mitigation in accordance with nationwide general permit conditions rather than less restricted state-required mitigation requirements, and permit holders must receive explicit authorization from the USACE before proceeding with proposed mining activities. The USACE may also issue individual permits for mining activities that do not qualify for Nationwide Permit 21.

For many years, there has been uncertainty surrounding the definition of "waters of the United States" the scope of CWA jurisdiction. On August 29, 2023, EPA and the Department of the Army issued a final rule revising the definition of "waters of the United States" under the CWA. This rule conforms with the Supreme Court's decision in Sackett v. Environmental Protection, 598 U.S. 651 (2023). The revised definition and the Supreme Court's decision in Sackett narrow agency jurisdiction under the CWA. However, due to ongoing litigation, implementation of the revised definition has been delayed in several states and territories. It is uncertain what impact this may have on our operations.

Effluent Limitations Guidelines for the Steam Electric Power Generating Industry. On September 30, 2015, the EPA published a final rule setting new or additional requirements for various wastewater discharges from steam electric power plants. The rule set zero discharge requirements for some waste streams, as well as new, more stringent limits for arsenic, mercury, selenium and nitrogen applicable to certain other waste streams.

On August 31, 2020, the EPA finalized a rule to revise the guidelines and standards for the steam electric power generating point source category applicable to two categories of wastewater streams regulated by the 2015 rule: flue gas desulfurization wastewater, or FGD, and bottom ash transport water, or BA. With respect to FGD, selenium standards are less stringent than under the 2015 rule, and certain types of facilities, such as facilities with high FGD flow, low utilization boilers and those set to retire coal combustion units, are subject to less stringent effluent limits. The compliance deadline for FGD technology-based wastewater limits was extended from December 31, 2023 to December 31, 2025. On March 29, 2023, EPA proposed new rules to revise the technology-based effluent limitations guidelines and standards for the steam electric power generating point source category applicable to FGD wastewater, bottom ash transport water, and combustion residual leachate at existing sources. If finalized, these rules could significantly increase costs for many coal-fired steam electric power plants.

Surface Mining Control and Reclamation Act of 1977

The Surface Mining Control and Reclamation Act of 1977, or the SMCRA, which is administered by the U.S. Office of Surface Mining Reclamation and Enforcement, or OSM, establishes operational, reclamation and closure standards for all aspects of surface mining and many aspects of underground mining in the United States.

Under the SMCRA, a state may submit a qualifying surface mining regulatory scheme to the OSM, and request to exert exclusive jurisdiction over surface mining activities within its territory. If OSM finds that the state's scheme meets SMCRA's requirements and gives approval, the state becomes the primary regulatory authority with oversight from OSM. Each of Virginia, West Virginia and Pennsylvania, where our Buchanan, Logan, Greenbrier and Mon Valley operations are based, has adopted qualifying surface mining regulatory schemes and has primary jurisdiction over surface mining activities within their respective territories. However, even if a state gains approval for its surface mining regulatory program, the OSM retains significant federal oversight, including the

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ability to perform inspections of all surface mining sites to ensure state program and mine operator compliance with federal minimum standards. The OSM and its state counterparts also oversee and evaluate standards of:

- performance (both during operations and during reclamation);

- permitting (applications must describe the pre-mining environmental conditions and land use, the intended mining and reclamation standards, and the post-mining use);

- financial assurance (SMCRA requires that mining companies post a bond sufficient to cover the cost of reclaiming the site, and the bond is not released until mining is complete, the land has been reclaimed and the OSM has approved the release);

- inspection and enforcement (including the issuance of notices of violation and the placement of a mining operation, its owners and controllers on a federal database known as the Applicant Violator System, meaning that such person or entity is blocked from obtaining future mining permits); and

- land restrictions (SMCRA prohibits surface mining on certain lands and also allows citizens to challenge surface mining operations on the grounds that they will cause a negative environmental impact).

Under the SMCRA and its state law counterparts, all coal mining applications must include mandatory "ownership and control" information, which generally includes listing the names of the operator's officers and directors, and its principal stockholders owning 10% or more of its voting shares, among others. Regulations under the SMCRA and its state analogues provide that a mining permit or modification can, under certain circumstances, be delayed, refused or revoked if we or any entity that owns or controls us or is under common ownership or control with us have unabated permit violations or have been the subject of permit or reclamation bond revocation or suspension.

In recent years, the permitting required for coal mining has been the subject of increasingly stringent regulatory and administrative requirements and extensive activism and litigation by environmental groups. After a permit application is prepared and submitted to the regulatory agency, it goes through a completeness and technical review. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public has the right to comment on and otherwise engage in the permitting process, including public hearings and through intervention in the courts. Before a SMCRA permit is issued, a mine operator must submit a bond or other form of financial security to guarantee the performance of reclamation bonding requirements.

SMCRA provides for three categories of bonds: surety bonds, collateral bonds and self-bonds. For our U.S. Operations, we meet our reclamation bonding requirements by posting surety bonds and participation in the Commonwealth of Virginia bond pool. Our total amount of reclamation surety bonds outstanding was approximately $28.5 million as of December 31, 2023. The surety bond requirements for a mine represent the calculated cost to reclaim the current operations if it ceased to operate in the current period. The cost calculation for each surety bond must be completed according to the regulatory authority of each state.

The SMCRA Abandoned Mine Land Fund requires a fee on all coal produced in the United States. The proceeds are used to rehabilitate lands mined and left unreclaimed prior to August 3, 1977 and to pay health care benefit costs of orphan beneficiaries of the Combined Fund created by the Coal Industry Retiree Health Benefit Act of 1992. The fee amount can change periodically based on changes in federal legislation. See Item 2. "Properties" for information regarding reclamation and other taxes applicable to our U.S. mining properties.

National Environmental Policy Act of 1969

The National Environmental Policy Act of 1969, or NEPA, applies to mining operations or permitting requirements that require federal approvals. NEPA defines the processes for evaluating and communicating environmental impact of "major federal actions" significantly affecting the quality of the human environment, such as the permitting of new mine development on federal lands. NEPA requires federal agencies, such as the EPA or the OSM, to incorporate environmental considerations in their planning and decision-making. The federal agency carrying out the requirements of NEPA must prepare a detailed statement assessing the environmental impact of and alternatives to the particular action requiring agency approval. These statements are referred to as Environmental Impact Statements or Environmental Assessments. As codified in the Fiscal Responsibility Act of 2023, environmental impact statements must include any reasonably foreseeable climate change-related effects of a proposed action, reasonably foreseeable effects that cannot be avoided, and a reasonable range of alternatives. Interim guidance issued in January 2023 by the White House Council on Environmental Quality, or the CEQ, instructs federal agencies to consider climate change impacts of a proposed action, including both GHG emissions and reductions, and recommends consideration of additional context for GHG emissions, such

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as social cost of GHG estimates. It is possible that future mining permitting decisions will require more significant analysis of potential climate change impacts.

Resource Conservation and Recovery Act of 1976

The Resource Conservation and Recovery Act of 1976, or RCRA, affects U.S. coal mining operations by establishing "cradle to grave" requirements for the generation, transportation, treatment, storage and disposal of solid and hazardous wastes. RCRA also addresses the environmental effects of certain past hazardous waste treatment, storage and disposal practices, and may require a current or past site owner or operator to remove improperly disposed hazardous wastes. RCRA also sets forth a framework for managing certain non-hazardous solid wastes.

Although coal combustion residuals, or CCR, are exempted from regulation as a hazardous waste, CCR disposal is regulated under RCRA. On December 19, 2014, the EPA finalized a CCR rule setting nationwide waste standards for CCR disposal On August 24, 2018, the U.S. Court of Appeals for the D.C. Circuit held that certain provisions of the EPA's CCR rule were not sufficiently protective, and it invalidated those provisions. Since then, the EPA has finalized changes to its CCR regulations, which include, in part, regulating unlined ponds but extending certain compliance deadlines related to their closure, allowing site-specific alternate liner determinations. , and modifying standards regarding beneficial use and assessment of environmental harm. On May 18, 2023, EPA proposed new regulatory requirements for inactive CCR surface impoundments at inactive utilities that would require closure of such so-called "legacy" CCR surface impoundments.

The EPA regulations on CCR management and disposal exempt coal ash that is disposed of at mine sites and reserve any regulation thereof to the Office of Surface Mining Reclamation and Enforcement or "OSMRE." After proposing CCR regulations in 2007, the OSMRE suspended all rulemaking actions on CCRs, but could re-initiate them in the future.

Comprehensive Environmental Response, Compensation, and Liability Act of 1980

The Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, authorizes the federal government and private parties to recover costs to address threatened or actual releases of hazardous substances (broadly defined) that may endanger public health or the environment. Current owners and operators of contaminated sites, past owners and operators of contaminated sites at the time hazardous substances were disposed, parties that arranged for the disposal or transport of the hazardous substances and transporters of hazardous substances could be potentially responsible parties, or PRPs, under CERCLA. PRPs may be liable for costs related to contaminated sites, including, but not limited to, site investigation and cleanup costs incurred by the government or other parties, damages to natural resources and costs of certain health assessments or studies.

We could face liability under CERCLA and similar state laws for contamination discovered at properties that (1) we currently own, lease or operate, (2) we, our predecessors, or former subsidiaries have previously owned, leased or operated, (3) sites to which we, our predecessors or former subsidiaries, sent waste materials, and (4) sites at which hazardous substances from our facilities' operations have otherwise come to be located.

Federal Mine Safety and Health Act of 1977

The Mine Act, which was amended by the Mine Improvement and New Emergency Response Act of 2006, or the MINER Act, governs federal oversight of mine safety and authorizes the U.S. Department of Labor's Mine Safety and Health Administration, or MSHA, to regulate safety and health conditions for employees working in mines within the United States, and to enforce various mandatory health and safety requirements. The Mine Act mandates four annual inspections of underground coal mines, two annual inspections of all surface coal mines, and permits inspections in response to employee complaints of unsafe working conditions. The statute and its regulations also mandate miner training, mine rescue teams for all underground mines, and involvement of miners and their representatives in health and safety activities. MSHA has also promulgated regulations governing a wide range of activities, including roof support, ventilation, combustible materials, electrical equipment, fire protection, explosives and blasting, and mine emergencies. MSHA has the statutory authority to issue civil penalties for non-compliance, to set the period for abatement of violations, and to seek injunctive relief requiring a company to cease operations until certain conditions are corrected. The MINER Act requires mine specific emergency response plans in underground coal mines, implemented new regulations regarding mine rescue teams and sealing of abandoned areas, requires prompt notification of mine accidents, and imposes enhanced civil and criminal penalties for violations. MSHA continues to interpret and implement various provisions of the

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MINER Act, along with introducing new proposed regulations and standards. For example, the second phase of MSHA's respirable coal mine dust rule went into effect in February 2016 and requires increased sampling frequency and the use of continuous personal dust monitors. In August 2016, the third and final phase of the rule became effective, reducing the overall respirable dust standard in coal mines from 2.0 to 1.5 milligrams per cubic meter of air. In July 2023, MSHA proposed regulations governing respirable crystalline silica which would lower the permissible exposure limit and require other safety measures such as exposure sampling and medical surveillance.

Black Lung (Coal Worker's Pneumoconiosis)

The Mine Act amended the Federal Coal Mine Health and Safety Act of 1969, which is the legislation that mandates compensation for miners who were totally and permanently disabled by the progressive respiratory disease caused by coal workers' pneumoconiosis, or black lung. Under current federal law, a U.S. coal mine operator must pay federal black lung benefits and medical expenses to claimants who are current employees, and to claimants who are former employees who last worked for the operator after July 1, 1973, and whose claims for benefits are allowed. Coal mine operators must also make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. The trust fund is funded by an excise tax on sales of U.S. production, excluding export sales excluding export sales. Under the Inflation Reduction Act of 2022, the excise tax rates are 4.4% of gross sales price, not to exceed $1.10 per ton of underground coal and $0.55 per ton of surface coal.

In recent months, the Office of Workers' Compensation Programs has taken steps to reform the self-insurance process for coal mine operators. On November 21, 2023, the Black Lung Benefits Improvement Act of 2023 was introduced into the U.S. House of Representatives. If enacted, this legislation would establish stringent criteria for mine operators that seek to self-insure. Additionally, it would increase civil penalties and expand the scope of potentially liable parties in instances where an operator fails to secure benefits.

Historically, very few of the miners who sought federal black lung benefits were awarded these benefits; however, the approval rate has increased following implementation of black lung provisions contained in the Patient Protection and Affordable Care Act of 2010, or the Affordable Care Act. The Affordable Care Act introduced significant changes to the federal black lung program, including an automatic survivor benefit paid upon the death of a miner with an awarded black lung claim, and established a rebuttable presumption with regard to pneumoconiosis among miners with 15 or more years of coal mine employment that are totally disabled by a respiratory condition. These changes could have a material impact on our costs expended in association with the federal black lung program. In addition to possibly incurring liability under federal statutes, we may also be liable under state laws for black lung claims. See Note 20 to the accompanying audited Consolidated Financial Statements for further information of applicable insurance coverage.

Endangered Species Act of 1973

The Endangered Species Act of 1973 governs the protection of endangered species in the United States and requires the U.S. Department of the Interior's Fish and Wildlife Service and the National Oceanic and Atmospheric Administration's National Marine Fisheries Service to formally review any federally authorized, funded or administered action that could negatively affect endangered or threatened species. Changes in listings of endangered species or requirements under these regulations may impact costs and our ability to mine at locations where endangered species are observed or may be affected by mining operations.

National Labor Relations Act of 1935

The National Labor Relations Act of 1935, or the NLRA, governs collective bargaining and private sector labor and management relations. While we do not have a unionized workforce in the United States, to the extent that non-supervisory employees decide to seek representation or engage in other protected concerted labor activities, the NLRA and the rules promulgated by the National Labor Relations Board, or NLRB, set the parameters for employees' and union activity and our response. The NLRA applies to both unionized and non-union workforces. Any employee complaints related to the pandemic and any related labor actions, if they are tied to terms and conditions of employment that affect the workforce generally, will be governed by the NLRA. In addition, recent NLRB- promulgated rules regarding joint employer status under the NLRA clarified the basis upon which contractors and vendors, as well as their employees (and the unions representing them), could allege that we are jointly and severally liable for any unfair labor practices or bargaining obligations of the third-party employer. While the rules made the joint employer test generally more employer-friendly, there is always the possibility of claims that we are a joint employer with a contractor or vendor.

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Regulation of explosives

Our surface mining operations are subject to numerous regulations relating to blasting activities, including the Federal Safe Explosives Act, or SEA. SEA applies to all users of explosives. Knowing or willful violations of the SEA may result in fines, imprisonment, or both. In addition, violations of SEA may result in revocation of user permits and seizure or forfeiture of explosive materials. Pursuant to federal regulations, we incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to strict regulatory requirements established by four different federal regulatory agencies. For example, pursuant to a rule issued by the Department of Homeland Security in 2007, facilities in possession of chemicals of interest, including ammonium nitrate at certain threshold levels, must complete a screening review in order to help determine whether there is a high level of security risk such that a security vulnerability assessment and site security plan will be required. The Bureau of Alcohol, Tobacco and Firearms and Explosives, or ATF, regulates the sale, possession, storage and transportation of explosives in interstate commerce. In August 2023, ATF proposed an amendment to its regulations to require annual reporting of explosive materials storage to local fire authorities. In addition to ATF regulation, the U.S. Department of Homeland Security continues to evaluate a proposed ammonium nitrate security program rule.

Available Information

We file annual, quarterly and current reports and other documents with the SEC under the Exchange Act. The public can obtain any documents that we file with the SEC at www.sec.gov. We also make available free of charge our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such materials with, or furnishing such materials to, the SEC, on or through our internet website, https://coronadoglobal.com.au/. We are not including the information contained on, or accessible through, any website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K, unless expressly noted.

ITEM 1A. RISK FACTORS.

An investment in our securities is speculative and involves a number of risks. We believe the risks described below are the material risks most likely to affect the Company. However, the risks described below may not be the only risks that we face. Additional unknown risks or risks that we currently consider immaterial, may also impair our business operations. You should not interpret the disclosure of any risk factor to imply that the risk has not already materialized. You should carefully consider the specific risk factors discussed below, together with the information contained in this Annual Report on Form 10-K, including Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the related notes to those statements included elsewhere in this Annual Report on Form 10-K. If any of the events or circumstances described below actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our securities could decline significantly in future periods.

Some of these principal risk factors include:

- *Consummation of the proposed SGI Transaction may constitute a change of control under our Senior Secured Notes Indenture and our New ABL Facility, which could materially and adversely affect our business, financial condition and results of operations;*

- *Uncertainty about the effects of the SGI Transaction may affect our potential and existing financial arrangements and customer relationships, including contractual rights triggered upon a change of control in connection with the SGI Transaction, and may materially and adversely affect our business, results of operations and financial condition;*

- *Following the consummation of the SGI Transaction, we expect that Coronado Group LLC and SGI will have significant influence over corporate matters, including control over certain decisions that require the approval of stockholders;*

- *Concerns about the environmental impacts of coal combustion, including possible impacts on global climate issues, are resulting in increased regulation of coal combustion and coal mining in many jurisdictions, which could significantly affect demand for our products or our securities and reduce access to capital and insurance;*

- *We are subject to extensive health and safety laws and regulations that could have a material adverse effect on our reputation and financial condition and results of operations;*

- *Our business may be adversely affected by the impact on the global economy due to, among other events, ongoing civil unrest, wars or other significant geopolitical tensions;*

- *Our profitability depends upon the prices we receive for our coal. Prices for coal are volatile and can fluctuate widely based upon a number of factors beyond our control;*

- *Demand for our Met coal is significantly dependent on the steel industry;*

- *We face increasing competition, which could adversely affect profitability;*

- *We may face restricted access to international markets in the future;*

- *If transportation for our coal becomes unavailable or uneconomic for our customers, our ability to sell coal could suffer;*

- *Take-or-pay arrangements within the coal industry could unfavorably affect our profitability;*

- *A decrease in the availability or increase in costs of key supplies, capital equipment, commodities and purchased components, such as diesel fuel, steel, explosives and tires could materially and adversely affect our financial condition and results of operations;*

- *Our business, financial condition and results of operations may be adversely impacted by global pandemics or other widespread public health concerns;*

- *Defects in title or loss of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs;*

- *A shortage of skilled labor in the mining industry could pose a risk to achieving improved labor productivity;*

- *Risks inherent to mining operations could impact the amount of coal produced, cause delay or suspend coal deliveries, or increase the cost of operating our business;*

- *Our long-term success depends upon our ability to continue discovering, or acquiring and developing assets containing, coal reserves that are economically recoverable;*

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- *We rely on estimates of our recoverable resources and reserves, which are complex due to geological characteristics of the properties and the number of assumptions made;*

- *Our profitability could be affected adversely by the failure of suppliers and/or outside contractors to perform;*

- *Our inability to replace or repair damaged or destroyed equipment or facilities in a timely manner could materially and adversely affect our financial condition and results of operations;*

- *Our ability to operate effectively could be impaired if we lose key personnel or fail to attract qualified personnel;*

- *We may not have adequate insurance coverage for some business risks;*

- *Cybersecurity attacks and other similar crises or disruptions may negatively affect our business, financial condition and results of operations;*

- *The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues;*

- *Our existing and future indebtedness may limit cash flow available to invest in the ongoing needs of our businesses, which could prevent us from fulfilling our obligations under our senior secured notes, senior secured asset-based revolving credit agreement in an initial aggregate principal amount of $150.0 million, or the New ABL Facility (more fully discussed in the Management Discussion & Analysis Section at Item 7. "Liquidity and Capital Resources), and other debt, and we may be forced to take other actions to satisfy our obligations under our debt, which may not be successful;*

- *We adjust our capital structure from time to time and may need to increase our debt leverage, which would make us more sensitive to the effects of economic downturns;*

- *Our business may require substantial ongoing capital expenditures, and we may not have access to the capital required to reach full productive capacity at our mines;*

- *Risks related to our investment in WICET may adversely affect our financial condition and results of operations;*

- *Risks related to the Supply Deed with Stanwell may adversely affect our financial condition and results of operations;*

- *We could be adversely affected if we fail to appropriately provide financial assurances for our obligations;*

- *Mine closures entail substantial costs. If we prematurely close one or more of our mines, our operations and financial performance would likely be affected adversely;*

- *If the assumptions underlying our provision for reclamation and mine closure obligations prove to be inaccurate, we could be required to expend greater amounts than anticipated;*

- *We could be negatively affected if we fail to maintain satisfactory labor relations;*

- *Our operations may impact the environment or cause exposure to hazardous substances, which could result in material liabilities to us; and*

- *We are subject to extensive forms of taxation, which impose significant costs on us, and future regulations and developments could increase those costs or limit our ability to produce coal competitively;*

Sev.en Global Investment Transaction Risks

Consummation of the proposed SGI Transaction may constitute a change of control under our Senior Secured Notes Indenture and our New ABL Facility, which could materially and adversely affect our business, financial condition and results of operations.

On September 25, 2023, the Sellers advised the Company that the Sellers had entered into a MIPA with SGI. The Company understands that, pursuant to the terms of the MIPA, the Sellers agreed to sell all of their interests in Coronado Group LLC to a wholly-owned subsidiary of SGI in the SGI Transaction. For further description of the SGI Transaction refer to Note 27. "Related Party Transactions" to the consolidated financial statements included in Part II, Item 8. "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K, which information is incorporated by reference herein.

Energy & Minerals Group has reported that following the closing of the SGI Transaction, SGI will be the direct or indirect owner of Coronado Group LLC. As of the date of this Annual Report on Form 10-K, Coronado Group LLC is the direct owner of 845,061,399 CDIs (representing a beneficial interest in 84,506,140 shares of common stock, or 50.4% of the Company's outstanding total common stock) and the one Series A Share.

The consummation of the proposed SGI Transaction may constitute a change of control under the Company's Senior Secured Notes Indenture, dated as of May 12, 2021, pursuant to which the Company has issued and outstanding approximately $242.3 million aggregate principal amount of its 10.750% Senior Secured Notes due 2026, or the Notes, as of December 31, 2023. Upon a change of control, Coronado Finance Pty Ltd., the issuer of the Notes, is required to offer to repurchase all or any part of a holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase, subject to the terms and conditions of the indenture. Failure to consummate the repurchase offer, whether as a result of lack of sufficient funds or otherwise is an event of default under the Senior Secured Notes Indenture that would accelerate the maturity of the Notes and permit holders to pursue available remedies.

The consummation of the proposed SGI Transaction may also constitute a change of control under our Syndicated Facility Agreement, dated as of May 8, 2023, or the New ABL Facility. The New ABL Facility is a source of liquidity to us. Upon a change of control, the lenders under the New ABL Facility may, pursuant to and following the terms and review procedures of the New ABL Facility, cancel existing commitments and require any unpaid amounts under the New ABL Facility to be due and payable. As of December 31, 2023, the Company had $128.1 million of available borrowings under our New ABL Facility. If the lenders under the New ABL Facility do not consent to the change of control and we are unable to repay the borrowings, the lenders could pursue available remedies.

Upon consummation of the SGI Transaction, we may not have sufficient assets or liquidity to satisfy all applicable change of control obligations under the Senior Secured Notes Indenture, the New ABL Facility and our other indebtedness (which we refer to herein as the Debt Repayment Obligations), and we may not be able to refinance the Notes, the New ABL Facility or such other indebtedness on commercially reasonable terms or at all, which would materially and adversely affect our business, financial condition and results of operations.

Further, any use by the Company or its subsidiaries of cash on hand or any divestiture of assets of the Company or its subsidiaries to satisfy the Debt Repayment Obligations could have a negative effect on our liquidity, and any new equity issuance by the Company to raise liquidity to satisfy the Debt Repayment Obligations would be dilutive to the Company's existing stockholders.

Uncertainty about the effects of the SGI Transaction may affect our potential and existing financial arrangements and customer relationships, including contractual rights triggered upon a change of control in connection with the SGI Transaction, and may materially and adversely affect our business, results of operations and financial condition.

Certain contract counterparties, including Stanwell, customers, suppliers, third-party providers and employees, may assert contractual consent rights or termination rights that may be triggered by the consummation of the SGI Transaction. In relation to the arrangements with Stanwell, we are required to request Stanwell's consent to the change of control that, based on information currently available to us, is expected to occur on consummation of the SGI Transaction. Stanwell must either give or refuse to give consent within a specified period following receipt of the request, and may only refuse to consent if it determines, acting reasonably, that the SGI Transaction will have a material adverse effect on the financial ability of us to perform our obligations under the Stanwell agreements. In circumstances where consent is not obtained, the Company would seek to find mutually agreeable alternative terms on which Stanwell would consent to the change in control.

The Company is also required to request Aurizon Network's consent to the change of control that is expected to occur on consummation of the SGI Transaction under the Aurizon Network UT5 Rail Access Agreement. A failure to obtain Aurizon Network's consent to the consummation of the SGI Transaction, if required, will constitute a breach of the agreement, entitling Aurizon Network to legal or equitable remedies which may include termination of the agreement.

For a number of customers and supplier agreements, including contractor agreements, the completion of the SGI Transaction may trigger a financial or suitability assessment by the counterparty, which may entitle the counterparty to terminate the agreement, request further security or seek amendments to the terms of the agreement. The termination of these arrangements, or the requirement to provide further security, could harm our relationships with such third parties and could have a material adverse effect on our business, financial condition, and results of operations.

Consummation of the SGI Transaction is expected to also constitute a "changed holder event" for the purposes of Queensland financial provisioning legislation relating to rehabilitation obligations for the Curragh mining tenements, which may result in the Queensland government reviewing the "risk category" to which the mining tenements are allocated (i.e., very low, low, moderate or high), which may require us to provide further security to the Queensland government.

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Following the consummation of the SGI Transaction, we expect that Coronado Group LLC and SGI will have significant influence over corporate matters, including control over certain decisions that require the approval of stockholders.

The Special Committee is reviewing the terms of the Certificate of Incorporation regarding the Series A Preferred Stock and the terms of the Stockholders Agreement dated as of September 24, 2018 between the Company and Coronado Group to evaluate whether the rights ascribed collectively to the EMG group thereunder will inure to SGI as the new owner of the Coronado Group LLC. Even apart from those rights, SGI as the indirect owner of a majority of the Company's common stock will have significant influence over corporate matters.

Further, uncertainty about the effects of the SGI Transaction on counterparties to contracts, employees and other parties may have an adverse effect on us. These uncertainties could cause contract counterparties and others who deal with us to seek to terminate or amend their existing business relationships with us, and may impair our ability to attract, retain and motivate key personnel for a period of time prior to and following the consummation of the SGI Transaction. As a result, uncertainties regarding the impact of the SGI Transaction on our business strategy may have a material and adverse effect on our business, financial condition and results of operations.

Environmental and Sustainability Risks

Concerns about the environmental impacts of coal combustion, including possible impacts on global climate issues, are resulting in increased regulation of coal combustion and coal mining in many jurisdictions, which could significantly affect demand for our products or our securities and reduce access to capital and insurance.

Global concerns about climate change continues to attract considerable attention, particularly in relation to the coal industry. Emissions from coal consumption, both directly and indirectly, and emissions from coal mining itself are subject to pending and proposed regulation as part of initiatives to address global climate change. A number of countries, including Australia and the United States, have already introduced, or are contemplating the introduction of, regulatory responses to GHGs, including the extraction and combustion of fossil fuels, to address the impacts of climate change.

There are three primary sources of GHGs associated with the coal industry. First, the end use of our coal by our customers in coal-fired electricity generation, coke plants, and steelmaking. Second, combustion of fuel by equipment used in coal production and to transport our coal to our customers. Third, coal mining itself can release methane, which is considered to be a more potent GHG than carbon dioxide, directly into the atmosphere. These emissions from coal consumption, transportation and production are subject to pending and proposed regulation, in the jurisdictions in which we operate as part of initiatives to address global climate change.

As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of GHGs.

For example, the Australian Government recently reformed the Safeguard Mechanism to incentivize emissions reductions, through declining emissions limits, called baselines, predictably and gradually on a trajectory consistent with achieving the Government's emissions reduction target of 43% below 2005 levels by 2030 and net zero by 2050. On March 31, 2023, the Australian Federal Parliament passed the Safeguard Mechanism (Crediting) Amendment Bill 2023 amending the National Greenhouse and Energy Reporting Act 2007 and other legislation, to establish the framework to give effect to key elements of the reforms, such as introducing credits to the scheme to provide an incentive to companies to go below their baselines.

The Safeguard Mechanism applies to industrial facilities emitting more than 100,000 tons of carbon dioxide equivalent per year, including in electricity, mining, oil and gas production, manufacturing, transport and waste facilities.

In accordance with the Safeguard Mechanism and following the Federal Government's finalization of the National Greenhouse and Energy Reporting (Safeguard Mechanism) Amendment (Reforms) Rule 2023, Curragh intends to establish a new production-adjusted (intensity) baseline for covered emissions (Scope 1). Curragh will be required to take action to keep its net Scope 1 emissions at or below the baseline through emissions reduction, by for example, purchasing Safeguard Mechanism Credits (SMCs) from another facility, captured by the Safeguard Mechanism, purchasing and surrendering Australian Carbon Credit Units (ACCUs), or face enforcement measures.

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Additionally, in November 2014, an agreement was announced between the United States and China to cut GHGs by more than 25% below 2005 levels by 2025. This agreement was followed by the UNFCCC, conference in Paris, France, in which an agreement was adopted calling for voluntary emissions reductions contributions, or the Paris Agreement. The Paris Agreement was entered into force on November 4, 2016 after ratification and execution by more than 55 countries, which account for at least 55% of global GHG emissions. The Paris Agreement was signed by representatives from 195 countries and aims to hold back the increase in global temperatures, increase the ability of countries to adapt to the adverse impacts of climate change and provide channels to finance projects that lead to GHG reductions.

The growth of alternative energy options, such as renewables and disruptive power generation technologies, changes in community or government attitudes to climate change, government measures to subsidize renewable energy production while reducing subsidies for the fossil fuel industry, efforts to promote divestment of fossil fuel equities and pressure from lenders to limit funding to fossil fuel companies could result in further development of alternative energy industries and broader mainstream acceptance of alternative energy options which could result in a material reduction in the demand for coal. It could also result in reduced access to capital to fund our activities as lenders and investors divert capital to low emission sectors of the economy.

The absence of regulatory certainty, global policy inconsistencies and direct regulatory impacts (such as carbon taxes or other charges) each have the potential to adversely affect our operations—either directly or indirectly, through suppliers and customers. Collectively, these initiatives and developments could result in higher electricity costs to us or our customers or lower the demand for coal used in electricity generation, which could in turn adversely impact our business.

At present, we are principally focused on Met coal production, which is not used in connection with the production of coal-fired electricity generation. The market for our coal may be adversely impacted if comprehensive legislation or regulations focusing on GHG emission reductions are adopted, particularly if they directly or indirectly impact the Met coal industry, or if our ability to obtain capital for operations is materially reduced.

We and our customers may also have to invest in carbon-capture, usage and storage technologies in order to burn thermal coal and comply with future GHG emission standards. The potential direct and indirect financial impact on us from future laws, regulations, policies and technology developments may depend upon the degree to which any such laws, regulations and developments force reduced reliance on coal as a fuel source. Such developments could result in adverse impacts on our financial condition or results of operations. See Item 1. "Business—Regulatory Matters—Australia" and "Business—Regulatory Matters—United States."

We are subject to extensive health and safety laws and regulations that could have a material adverse effect on our reputation and financial condition and results of operations.

We are subject to extensive laws and regulations governing health and safety at coal mines in the United States and Australia. As a result of increased stakeholder focus on health and safety issues (such as black lung disease or coal workers' pneumoconiosis), there is a risk of legislation and regulatory change that may increase our exposure to claims arising out of current or former activities or result in increased compliance costs (e.g., through requiring improved monitoring standards or contribution to an industry-pooled fund). Regulatory agencies also have the authority, following significant health and safety incidents, such as fatalities, to order mining operations to be temporarily suspended or the facility be permanently closed. For example, on January 12, 2020, operations at our Curragh mine were temporarily suspended after a contractor was fatally injured during a tire change activity in the main workshop on site and on November 21, 2021, operations at our Curragh mine were temporarily suspended after an employee was fatally injured while working in the dragline operations. If further serious safety incidents were to occur at any of our mining facilities in the future, it is possible that a regulator might impose a range of conditions on re-opening of a facility, including requiring capital expenditures, which could have a material adverse effect on our reputation, financial condition and results of operations.

For additional information about the various regulations affecting us, see Item 1. "Business—Regulatory Matters—Australia" and "Business—Regulatory Matters—United States."

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In times of drought and/or shortage of available water, our operations and production, particularly at Curragh, could be negatively impacted if the regulators impose restrictions on our water offtake licenses that are required for water used in the CPPs.

In Queensland, all entitlements to the use, control and flow of water are vested in the state and regulated by the Water Act 2000 (Qld). Allocations under the Water Act 2000 (Qld) can be managed by a water supply scheme operator, such as SunWater Ltd. We have purchased the required water allocations for Curragh and entered into a suite of related channel and pipeline infrastructure agreements and river supply agreements with SunWater Ltd to regulate the supply of water pursuant to these allocations.

The amount of water that is available to be taken under a water entitlement will vary from year to year and is determined by water sharing rules of the relevant catchment area. These rules will, for example, state a procedure for water supply scheme holders to calculate the water available to an allocation holder, based on available and predicted supply. In situations of severely constrained supply (such as during a drought), supply contracts with the scheme operator generally provide for a reduced apportionment, with certain uses (e.g., domestic use) being given higher priority. It is possible that during times of drought our water offtake entitlements in Australia could be reduced. If our water offtake entitlement was reduced, the operations would have to recycle more of the water collected in on-site dams and former mining pits, from rainfall and dewatering activities, for use in the Curragh CPP. This may impact our ability to maintain current production levels without incurring additional costs, which could adversely impact our operations and production.

Economic, Competitive and Industry Risks

Our business may be adversely affected by the impact on the global economy due to, among other events, ongoing civil unrest, wars or other significant geopolitical tensions.

Geopolitical tensions, ongoing civil unrest and wars can have a significant impact on global markets, influencing both the supply and demand of coal we sell into the export market and the cost or availability of supplies we consume in producing our coal.

For example, global markets are experiencing volatility and disruption with current geopolitical tensions and the military invasion of Ukraine by Russia. This military conflict led to sanctions and other penalties being levied by the United States, the European Union and other countries against Russia, including expansive bans on imports and exports of products to and from Russia.

The extent and duration of such conflicts could lead to market disruptions, including significant volatility in commodity prices, such as the coal we sell and diesel fuel we purchase, instability in the financial markets, higher inflation, supply chain interruptions, political and social instability as well as an increase in cyberattacks and espionage.

Our profitability depends upon the prices we receive for our coal. Prices for coal are volatile and can fluctuate widely based upon a number of factors beyond our control.

We generate revenue from the sale of coal and our financial results are materially impacted by the prices we receive. Prices and quantities under Met coal sales contracts in North America are generally based on expectations of the next year's coal prices at the time the contract is entered into, renewed, extended or re-opened. Pricing in the global seaborne market is typically set on a rolling quarterly average benchmark price.

Sales by our U.S. Operations to the export market are typically priced with reference to a benchmark index. Sales by our Australian Operations have typically been contracted on an annual basis and are priced with reference to benchmark indices or bilaterally negotiated term prices and spot indices. As a result, a significant portion of our revenue is exposed to movements in coal prices and any weakening in Met or thermal coal prices would have an adverse impact on our financial condition and results of operations.

The expectation of future prices for coal depends upon many factors beyond our control, including the following:

- the current market price of coal;
- overall domestic and global economic conditions, including inflationary conditions and the supply of and demand for domestic and foreign coal, coke and steel;
- the consumption pattern of industrial consumers, electricity generators and residential users;
- weather conditions in our markets that affect the ability to produce Met coal or affect the demand for thermal coal;

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- competition from other coal suppliers;

- technological advances affecting the steel production process and/or energy consumption;

- the costs, availability and capacity of transportation infrastructure; and

- the impact of domestic and foreign governmental policy, laws and regulations, including the imposition of tariffs, environmental and climate change regulations and other regulations affecting the coal mining industry, including regulations and measures introduced in response to global pandemics.

Met coal has been a volatile commodity over the past ten years. Although coking coal index prices improved in the second half of 2023 due to tight supply, on average coking coal prices were significantly lower than 2022 when supply in global met coal market was readjusting from the impact of the Russia and Ukraine war. The demand and supply in the Met coal industry changes from time to time. There are no assurances that oversupply will not occur, that demand will not decrease or that overcapacity will not occur, which could cause declines in the prices of coal, which could have a material adverse effect on our financial condition and results of operations.

In addition, coal prices are highly dependent on the outlook for coal consumption in large Asian economies, such as China, India, South Korea and Japan, as well as any changes in government policy regarding coal or energy in those countries. Seaborne Met coal import demand can also be significantly impacted by the availability of local coal production, particularly in the leading Met coal import countries of China and India, among others, and the competitiveness of seaborne Met coal supply, including from the leading Met coal exporting countries of Australia, the United States, Russia, Canada and Mongolia, among others.

Demand for our Met coal is significantly dependent on the steel industry.

The majority of the coal that we produce is Met coal that is sold, directly or indirectly, to steel producers and is used in blast furnaces for steel production. Met coal, specifically high-quality HCC and low-volatile PCI, which is produced at most of our assets, has specific physical and chemical properties, which are necessary for efficient blast furnace operation. Therefore, demand for our Met coal is correlated to demands of the steel industry. The steel industry's demand for Met coal is influenced by a number of factors, including: the cyclical nature of that industry's business; general economic and regulatory conditions and demand for steel; and the availability, cost and preference for substitutes for steel, such as aluminum, composites and plastics, all of which may impact the demand for steel products. Similarly, if new steelmaking technologies or practices are developed that can be substituted for Met coal in the integrated steel mill process, then demand for Met coal would be expected to decrease.

Although conventional blast furnace technology has been the most economic large-scale steel production technology for a number of years, there can be no assurance that over the longer term, competitive technologies not reliant on Met coal would not emerge, which could reduce the demand and price premiums for Met coal. A significant reduction in the demand for steel products would reduce the demand for Met coal, which could have a material adverse effect on our financial condition and results of operations.

Additionally, tariffs imposed by the United States on the import of certain steel products may impact foreign steel producers to the extent their production is imported into the United States. Future tariffs could further reduce imports of steel and increase U.S. Met coal demand. This additional U.S. Met coal demand could be met by reducing exports of Met coal and redirecting that volume to domestic consumption.

The tariffs established by the United States have prompted retaliatory tariffs from key trading partners, notably Europe and China. Any further retaliatory tariffs by these or other countries to these tariffs may limit international trade and adversely impact global economic conditions. We cannot ascertain the impact, if any, that similar tariffs may have on demand for our Met coal. See "—We may face restricted access to international markets in the future."

We face increasing competition, which could adversely affect profitability.

Competition in the coal industry is based on many factors, including, among others, world supply, price, production capacity, coal quality and characteristics, transportation capability and costs, blending capability, brand name and diversified operations. We are subject to competition from Met coal producers from Australia, the United States, Russia, Canada, Mongolia and other Met coal producing countries. Should those competitors obtain a competitive advantage in comparison to us (whether by way of an increase in production capacity, higher realized prices, lower operating costs, export/import tariffs, being comparatively less impacted as a result of global pandemics or otherwise), such competitive advantage may have an adverse impact on our ability to sell, or the prices at which we are able to sell coal products. In addition, some of our competitors may have more production capacity as well as greater financial, marketing, distribution and other resources than we do and may be subject to less stringent environmental and other regulations than we are.

The consolidation of the global Met coal industry in recent years has contributed to increased competition, and our competitive position may be adversely impacted by further consolidation among market participants or by further competitors entering into and exiting bankruptcy proceedings under a lower cost structure. Similarly, potential changes to international trade agreements, trade concessions or other political and economic arrangements may benefit coal producers operating in countries other than the United States and Australia. Other coal producers may also develop or acquire new projects to increase their coal production, which may adversely impact our competitiveness. Some of our global competitors have significantly greater financial resources, such that increases in their coal production may affect domestic and foreign Met coal supply into the seaborne market and associated prices and impact our ability to retain or attract Met coal customers. In addition, our ability to ship our Met coal to non-U.S. and non-Australian customers depends on port and transportation capacity. Increased competition within the Met coal industry for international sales could result in us not being able to obtain throughput capacity at port facilities, as well as transport capacity, and could cause the rates for such services to increase to a point where it is not economically feasible to export our Met coal.

Increased competition, or a failure to compete effectively, in the markets in which we participate may result in a loss of market share and could adversely affect our financial condition and results of operations.

We may face restricted access to international markets in the future.

Access to international markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import or export of certain commodities. There can be no guarantee that tariffs, import quota restrictions, bans or other trade barriers will not be imposed (whether as a result of geopolitical tensions or for other reasons) for our products. We may or may not be able to access alternate markets for our coal should interruptions and trade barriers occur in the future. An inability for Met coal suppliers to access international markets would likely result in an oversupply of Met coal and may result in a decrease in prices or the curtailment of production, which could have a material adverse effect on our financial condition and results of operations.

If transportation for our coal becomes unavailable or uneconomic for our customers, our ability to sell coal could suffer.

Our mining operations produce coal, which is transported to customers by a combination of road, rail, barge and ship. The delivery of coal produced by our mining operations is subject to potential disruption and competition from other network users, which may affect our ability to deliver coal to our customers and may have an impact on productivity and profitability. Such disruptions to transportation services may include, among others:

- disruptions due to weather-related problems;

- key equipment or infrastructure failures;

- industrial action;

- rail or port capacity congestion or constraints;

- commercial disputes;

- failure to obtain consents from third parties for access to rail or land, or access being removed or not granted by regulatory authorities;

- changes in applicable regulations;

- failure or delay in the construction of new rail or port capacity; and

- terrorist attacks, natural disasters, the impact from global pandemics or other events.

Any such disruptions, or any deterioration in the reliability of services provided by our transportation service providers, could impair our ability to supply coal to our customers, result in decreased shipments and revenue and adversely affect our results of operations.

Typically, we sell coal at the mine gate and/or loaded into vessels at the port. While ordinarily our coal customers arrange and pay for transportation of coal from the mine or port to the point of use, we have entered into arrangements with third parties to gain access to transportation infrastructure and services where required, including road transport organizations, rail carriers and port owners. Where coal is exported or sold other than at the mine gate, the costs associated with these arrangements represent a significant portion of both the total cost of supplying coal to customers and of our production costs. As a result, the cost of transportation is not only a key factor in our cost base, but also in the purchasing decision of customers. Transportation costs may increase and we may not be able to pass on the full extent of cost increases to our customers. For example, where transportation costs are connected to market demand, costs may increase if usage by us and other market participants increases. Significant increases in transport costs due to factors such as fluctuations in the price of diesel fuel, electricity and demurrage or environmental requirements could make our coal less competitive when compared to coal produced from other regions and countries. As the transportation capacity secured by our port and rail agreements is based on assumed production volumes, we may also have excess transportation capacity (which, in the case of take-or-pay agreements, we may have to pay for even if unused) if our actual production volumes are lower than our estimated production volumes. Conversely, we may not have sufficient transportation capacity if our actual production volumes exceed our estimated production volumes, if we are unable to transport the full capacity due to contractual limitations or if any deterioration in our relationship with brokers and intermediaries results in a reduction in the proportion of coal purchased FOR from our U.S. Operations (and a corresponding increase in the proportion of coal purchased FOB).

Take-or-pay arrangements within the coal industry could unfavorably affect our profitability.

Our Australian Operations generally contract port and rail capacity via long-term take-or-pay contracts for transport, currently with Aurizon Operations Limited and Pacific National Pty Ltd, to and export from the Port of Gladstone via two main port terminals, RGTCT and WICET. At our U.S. Operations, we also have a take-or-pay agreement in connection with the Kinder Morgan Pier IX Terminal in Hampton Roads, Virginia. We may enter into other take-or-pay arrangements in the future.

Where we have entered into take-or-pay contracts, we will generally be required to pay for our contracted port or rail capacity, even if it is not utilized by us or other shippers. Although the majority of our take-or-pay arrangements provide security over minimum port and rail infrastructure availability, unused port or rail capacity can arise as a result of varying unforeseen circumstances, including insufficient production from a given mine, a mismatch between the timing of required port and rail capacity for a mine, or an inability to transfer the used capacity due to contractual limitations, such as required consent of the provider of the port or rail services, or because the coal must emanate from specified source mines or be loaded onto trains at specified load points. Paying for unused transport capacity could materially and adversely affect our cost structures and financial performance. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a summary of our expected future obligations under take-or-pay arrangements as of December 31, 2023.

A decrease in the availability or increase in costs of key supplies, capital equipment, commodities and purchased components, such as diesel fuel, steel, explosives and tires could materially and adversely affect our financial condition and results of operations.

Our mining operations require a reliable supply of large quantities of fuel, explosives, tires, steel-related products (including roof control materials), lubricants and electricity. The prices we pay for commodities are strongly impacted by the global market. In situations where we have chosen to concentrate a large portion of purchases with one supplier, it has been to take advantage of cost savings from larger volumes of purchases and to support security of supply. If the cost of any of these key supplies or commodities increased significantly, or if a source for these supplies or mining equipment was unavailable to meet our replacement demands our profitability could be reduced or we could experience a delay or halt in our production.

Prices for equipment, materials, supplies and employee labor contractor services increased during 2023, and could continue to increase in 2024 and beyond. Long-term inflationary pressures may result in such prices continuing to increase more quickly than expected. Inflation increases costs for materials, labor and services, and we may be unable to secure these resources on economically acceptable terms or offset such costs with increased revenues, operating efficiencies, or cost savings, which may adversely impact our financial condition, results of operations, liquidity, and cash flows.

Our coal production and production costs can be materially and adversely impacted by unexpected shortages or increases in the costs of consumables, spare parts, plant and equipment. For example, operation of the thermal dryer located at the CPP at Buchanan is dependent upon the delivery of natural gas and there is currently only one natural gas supplier in the area, an affiliate of CONSOL Energy. Although we have entered into a gas purchase agreement with CONSOL Energy, this agreement can be terminated by CONSOL Energy on 30 days' notice and any delay or inability to negotiate a replacement agreement would impact our costs of production as we would need to change our processing method at Buchanan.

Our business, financial condition and results of operations may be adversely impacted by global pandemics or other widespread public health concerns.

Global pandemics or other widespread public health concerns could have an adverse effect on our business, financial condition and results of operations.

International, federal, state and local public health and governmental authorities' mandates in response to global pandemics could require forced shutdowns of our mines and other facilities in Australia and the U.S. for extended periods, restrict movement and the implementation of social distancing protocols and restrict travelling overseas or across borders (including interstate), affecting a number of our normal business practices and operations. These restrictions could cause disruptions to mining operations, manufacturing operations and supply chains around the world.

The extent and duration of the impact that global pandemics and other public health concerns could have in our business and results of operations will depend on numerous factors out of our control that we may not be able to accurately predict and could also heighten other risks described in this "Item 1A. Risk Factors" section, which could have a material adverse impact in our business and results of operations.

Defects in title or loss of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs.

In Queensland, where all of our Australian Operations are carried out, exploring or mining for coal is unlawful without a tenement granted by the Queensland government. The grant and renewal of tenements are subject to a regulatory regime and each tenement is subject to certain conditions. There is no certainty that an application for the grant of a new tenement or renewal of one of the existing Tenements at Curragh will be granted at all or on satisfactory terms or within expected timeframes. Further, the conditions attached to the Tenements may change at the time they are renewed. There is a risk that we may lose title to any of our granted Tenements if we fail to comply with the Tenement conditions and other applicable legislative requirements (including payment of State royalties) or if the land that is subject to the title is required for public purposes. The Tenements have expiration dates ranging from May 31, 2024 to July 31, 2044 and, where renewal is required, there is a risk that the Queensland government may change the terms and conditions of such Tenement upon renewal.

In the United States, title to a leased property and mineral rights is generally secured prior to permitting and developing a property. In some cases, we rely on title information or representations and warranties provided by our lessors, grantors or other third parties. Our right to mine some of our reserves may be adversely affected if defects in title or boundaries exist or if a lease expires. Any challenge to our title or leasehold interests could delay the exploration and development of the property and could ultimately result in the loss of some or all of our interest in the property and, accordingly, require us to reduce our estimated coal reserves. In addition, if we mine on property that we do not own or lease, we could incur civil damages or liability for such mining and be subject to conversion, negligence, trespass, regulatory sanction and penalties. Some leases have minimum production requirements or require us to commence mining operations in a specified term to retain the lease. Failure to meet those requirements could result in losses of prepaid royalties and, in some rare cases, could result in a loss of the lease itself.

In the United States, we predominantly access our mining properties through leases with a range of private landholders. If a default under a lease for properties on which we have mining operations resulted in the termination of the applicable lease, we may have to suspend mining or significantly alter the sequence of such mining operations, which may adversely affect our future coal production and future revenues.

To obtain leases or mining contracts to conduct our U.S. Operations on properties where defects exist or to negotiate extensions or amendments to existing leases, we may in the future have to incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease.

A defect in our title or the loss of any lease or Tenement upon expiration of its term, upon a default or otherwise, could adversely affect our ability to mine the associated reserves or process the coal we mine.

We may be unable to obtain, renew or maintain permits necessary for our operations, which would reduce coal production, cash flows and profitability.

Our performance and operations depend on, among other things, being able to obtain on a timely basis, and maintain, all necessary regulatory approvals, including any approvals arising under applicable mining laws, environmental regulations and other laws, for our current operations, expansion and growth projects. Examples of regulatory approvals that we must obtain and maintain include mine development approvals, environmental permits and, in Australia, tenure and approvals relating to native title and indigenous cultural heritage. In addition, our operations depend on our ability to obtain and maintain consents from private land owners and good relations with local communities.

The requirement to obtain and maintain approvals and address potential and actual issues for former, existing and future mining projects is common to all companies in the coal sector. However, there is no assurance or guarantee that we will obtain, secure, or be able to maintain any or all of the required consents, approvals and rights necessary to maintain our current production profile from our existing operations or to develop our growth projects in a manner which will result in profitable mining operations and/or achieve our long-term production targets. The permitting rules, and the interpretations of these rules, are complex, change frequently and are often subject to the interpretation of the regulators that enforce them, all of which may make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing operations or the development of future mining operations. Certain laws, such as the SMCRA, require that certain environmental standards be met before a permit is issued. The public, including non-governmental organizations, anti-mining groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and environmental impact statements. These comments are prepared in connection with applicable regulatory processes, and the public may otherwise engage in the permitting process, including bringing lawsuits to challenge the issuance of permits, the validity or adequacy of environmental impact statements or performance of mining activities. In states where we operate, applicable laws and regulations also provide that a mining permit or modification can, under certain circumstances, be delayed, refused or revoked if we or any entity that owns or controls or is under common ownership or control with us have unabated permit violations or have been the subject of permit or reclamation bond revocation or suspension. Thus, past or ongoing violations of federal and state mining laws by us or such entity could provide a basis to revoke existing permits and to deny the issuance of additional permits or modification or amendment of existing permits. In recent years, the permitting required for coal mining has been the subject of increasingly stringent regulatory and administrative requirements and extensive activism and litigation by environmental groups. If this trend continues, it could materially and adversely affect our mining operations, development and expansion and cost structures, the transport of coal and our customers' ability to use coal produced by our mines, which, in turn, could have a material adverse effect on our financial condition and results of operation.

In particular, certain of our activities require a dredge and fill permit from the USACE under Section 404 of the CWA. In recent years, the Section 404 permitting process has been subject to increasingly stringent regulatory and administrative requirements and a series of court challenges, which have resulted in increased costs and delays in the permitting process. In addition, in 2015, the EPA and the USACE issued the CWR, under the CWA that would further expand the circumstances when a Section 404 permit is needed. The CWR is the subject of extensive ongoing litigation and administrative proceedings, as a result of which the CWR has been enjoined in certain states (including West Virginia) and reinstated in others (including Virginia and Pennsylvania), and its current and future impact on our operations are the subject of significant uncertainty. On April 21, 2020, the EPA and the USACE published the NWPR, replacing the CWR. The NWPR revises the definition of waters of the United States and replaces the CWR. The NWPR shrinks the agencies' jurisdiction, particularly as it relates to tributaries and adjacent waters, such as wetlands, that were previously covered by the definition under the CWR. The NWPR went into effect on June 22, 2020. States and environmental groups have filed challenges to the NWPR in various federal district courts. We cannot at this time predict how this rule will be enforced in the future.

Additionally, we may rely on nationwide permits under the CWA Section 404 program for some of our operations. These nationwide permits are issued every five years, and the 2017 nationwide permit program was reissued in January 2017. If we are unable to use the nationwide permits and require an individual permit for certain work, that could delay operations.

If we are unable to obtain and maintain the approvals, consents and rights required for our current and future operations, or if we obtain approvals subject to conditions or limitations, the economic viability of the relevant projects may be adversely affected, which may in turn result in the value of the relevant assets being impaired, which could have a material adverse effect on our financial condition and results of operations.

A shortage of skilled labor in the mining industry could pose a risk to achieving improved labor productivity.

Efficient coal mining using modern techniques and equipment requires skilled workers, preferably with at least a year of experience and proficiency in multiple mining tasks. Any reduced availability or future shortage of skilled labor in the Australian and U.S. mining industries could result in us having insufficient personnel to operate our business, or expand production, particularly in the event there is an increase in the demand for our coal, which could adversely affect our financial condition and results of operations.

Operational and Technology Risks

Risks inherent to mining operations could impact the amount of coal produced, cause delay or suspend coal deliveries, or increase the cost of operating our business.

Our mining operations, including exploration, development, preparation, product handling and accessing transport infrastructure, may be affected by various operational difficulties that could impact the amount of coal produced at our coal mines, cause delay or suspend coal deliveries, or increase the cost of mining for a varying length of time. Our financial performance is dependent on our ability to sustain or increase coal production and maintain or increase operating margins. Our coal production and production costs are, in many respects, subject to conditions and events beyond our control, which could disrupt our operations and have a significant impact on our financial results. Adverse operating conditions and events that we may have experienced in the past or may experience in the future include:

- a failure to achieve the Met coal qualities or quantities anticipated from exploration activities;

- variations in mining and geological conditions from those anticipated, such as variations in coal seam thickness and quality, and geotechnical conclusions;

- operational and technical difficulties encountered in mining, including equipment failure, delays in moving longwall equipment, drag-lines and other equipment and maintenance or technical issues;

- adverse weather conditions or natural or man-made disasters, including hurricanes, cyclones, tornadoes, floods, droughts, bush fires, seismic activities, ground failures, rock bursts, structural cave-ins or slides and other catastrophic events (such as global pandemics);

- insufficient or unreliable infrastructure, such as power, water and transport;

- industrial and environmental accidents, such as releases of mine-affected water and diesel spills (both of which have affected our Australian Operations in the past);

- industrial disputes and labor shortages;

- mine safety accidents, including fatalities, fires and explosions from methane and other sources;

- competition and conflicts with other natural resource extraction and production activities within overlapping operating areas, such as natural gas extraction or oil and gas development;

- unexpected shortages, or increases in the costs, of consumables, spare parts, plant and equipment;

- cyber-attacks that could disrupt systems we rely on for our operations; and

- security breaches or terrorist acts.

If any of the foregoing conditions or events occurs and is not mitigated or excusable as a force majeure event under our coal sales contracts, any resulting failure on our part to deliver coal to the purchaser under such contracts could result in economic penalties, demurrage costs, suspension or cancellation of shipments or ultimately termination of such contracts, which could have a material adverse effect on our financial condition and results of operations.

Our U.S. Operations are concentrated in a small number of mines in the CAPP and our Australian Operations include one mine in the Bowen Basin of Australia. As a result, the effects of any of these conditions or events may be exacerbated and may have a disproportionate impact on our results of operations and assets. Any such operational conditions or events could also result in disruption to key infrastructure (including infrastructure located at or serving our mining activities, as well as the infrastructure that supports freight and logistics). These conditions and events could also result in the partial or complete closure of particular railways, ports or significant inland waterways or sea passages, potentially resulting in higher costs, congestion, delays or cancellations on some transport routes. Any of these conditions or events could adversely impact our business and results of operations.

Our long-term success depends upon our ability to continue discovering, or acquiring and developing assets containing, coal reserves that are economically recoverable.

Our recoverable reserves decline as we produce coal. Our long-term outlook depends on our ability to maintain a commercially viable portfolio of coal reserves that are economically recoverable. Failure to acquire or discover new coal reserves or develop new assets could negatively affect our financial condition and results of operations. Exploration activity may occur adjacent to established assets and in new regions. These activities may increase land tenure, infrastructure and related political risks. Failure to discover or acquire new coal reserves, replace coal reserves or develop new assets or operations in sufficient quantities to maintain or grow the current level of reserves could negatively affect our financial condition and results of operations.

Potential changes to our portfolio of assets through acquisitions and divestments may have an adverse effect on future results of operations and financial condition. From time to time, we may add assets to, or divest assets from, our portfolio. There are a number of risks associated with historical and future acquisitions or divestments, including, among others:

- adverse market reaction to such acquisitions and divestments or the timing or terms on which acquisitions and divestments are made;

- imposition of adverse regulatory conditions and obligations;

- geopolitical risks;

- commercial objectives not being achieved as expected;

- unforeseen liabilities arising from changes to the portfolio;

- sales revenues and operational performance not meeting expectations;

- anticipated synergies or cost savings being delayed or not being achieved; and

- inability to retain key staff and transaction-related costs being more than anticipated.

These factors could materially and adversely affect our financial condition and results of operations.

We rely on estimates of our recoverable resources and reserves, which are complex due to geological characteristics of the properties and the number of assumptions made.

We rely on estimates of our recoverable resources and reserves. In this Annual Report on Form 10-K, we report our estimated resources and reserves in accordance with subpart 1300 of Regulation S-K under the Exchange Act. See Item 2. "Properties." Subpart 1300 of Regulation S-K requires us to disclose our mineral resources, in addition to our mineral reserves. In addition, as an ASX-listed company, our ASX disclosures follow the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2012, or the JORC Code. Accordingly, our estimates of resources and reserves in this Annual Report on Form 10-K and in other reports that we are required to file with the SEC may be different than our estimates of resources and reserves as reported in our ASX disclosures.

Coal is economically recoverable when the price at which it can be sold exceeds the costs and expenses of mining and selling the coal. The costs and expenses of mining and selling the coal are determined on a mine-by-mine basis, and as a result, the price at which our coal is economically recoverable varies based on the mine. We base our resource and reserve information on geologic data, coal ownership information and current and proposed mine plans, and mining cost assumptions may be affected by changes in mine planning or scheduling over time. There are numerous uncertainties inherent in estimating quantities and qualities of coal and costs to mine recoverable reserves, including many factors beyond our control. There are inherent uncertainties and risks associated with such estimates, including:

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- geologic and mining conditions, which may not be fully identified by available exploration data and may differ from our experience and assumptions in areas we currently mine;

- current and future market prices for coal, contractual arrangements, operating costs and capital expenditures;

- severance and excise taxes, unexpected governmental taxes, royalties, stamp duty and development and reclamation costs;

- future mining technology improvements;

- the effects of regulation by governmental agencies;

- the ability to obtain, maintain and renew all required permits;

- employee health and safety; and

- historical production from the area compared with production from other producing areas.

Except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Even if a mineral resource exists, there can be no assurance that any part of such mineral resource will ever be converted to mineral reserves.

In addition, estimates of coal resources and reserves are revised based on actual production experience, and/or new exploration information and therefore the estimates of coal resources and reserves are subject to change. Should we encounter geological conditions or qualities different from those predicted by past drilling, sampling and similar examinations, estimates of coal resources and reserves may have to be adjusted and mining plans, coal processing and infrastructure may have to be altered in a way that might adversely affect our operations. As a result, our estimates may not accurately reflect our actual future coal resources and reserves.

As a result, the quantity and quality of the coal that we recover may be less than the resource and reserve estimates included in this Annual Report on Form 10-K. If our actual coal resources and reserves are less than current estimates, or the rate at which they are recovered is less than estimated or results in higher than estimated cost, our financial condition and results of operations may be materially adversely affected.

Our profitability could be affected adversely by the failure of suppliers and/or outside contractors to perform.

We use contractors and other third parties for exploration, mining and other services generally, and are reliant on several third parties for the success of our current operations and the development of our growth projects. While this is normal for the mining industry, problems caused by third parties may arise, which may have an impact on our performance and operations. In particular, the majority of workers at our Australian Operations are employed by contractors, including Thiess Pty Ltd and Golding Contractors Pty Ltd.

Operations at our mines may be interrupted for an extended period in the event that we lose any of our key contractors (because their contract is terminated or expires) and are required to replace them. There can be no assurance that skilled third parties or contractors will continue to be available at reasonable rates. As we do not have the same control over contractors as we do over employees, we are also exposed to risks related to the quality or continuation of the services of, and the equipment and supplies used by, our contractors, as well as risks related to the compliance of our contractors with environmental and health and safety legislation and internal policies, standards and processes. Any failure by our key contractors to comply with their obligations under our operating agreements with them (whether as a result of financial, safety or operational difficulties or otherwise), any termination or breach of our operating agreements by our contractors, any protracted dispute with a contractor, any inability to perform due to global pandemics or other health concerns, any material labor dispute between our contractors and their employees or any major labor action by those employees against our contractors, could have a material adverse effect on our financial condition and results of operations.

Further, in periods of high commodity prices, demand for contractors may exceed supply resulting in increased costs or lack of availability of key contractors. Disruptions of operations or increased costs also can occur as a result of disputes with contractors or a shortage of contractors with particular capabilities. To the extent that any of the foregoing risks were to materialize, our operating results and cash flows could be adversely affected.

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Our inability to replace or repair damaged or destroyed equipment or facilities in a timely manner could materially and adversely affect our financial condition and results of operations.

We depend on several major pieces of mining equipment and facilities to produce and transport coal, including, but not limited to, longwall mining systems, continuous miners, draglines, dozers, excavators, shovels, haul trucks, conveyors, CPPs and rail loading and blending facilities. Obtaining and repairing these major pieces of equipment often involves long lead times. If any of these pieces of equipment and facilities suffers major damage or is destroyed by fire, abnormal wear and tear, flooding, incorrect operation or otherwise, we may be unable to replace or repair them in a timely manner or at a reasonable cost, which would impact our ability to produce and transport coal and could materially and adversely affect our financial condition and results of operations. Our ability to replace or repair damaged or destroyed equipment or facilities may also be dependent on suppliers or manufacturers remaining operational and having the relevant equipment, work force or services available for us. Suppliers and manufacturers may be unable to provide such equipment, work force or service for a range of reasons, including but not limited to their business suffering adverse effects as a result of global pandemics.

Additionally, regulatory agencies sometimes make changes with regard to requirements for pieces of equipment. Such changes can impose costs on us and can cause delays if manufacturers and suppliers are unable to make the required changes in compliance with mandated deadlines.

Our ability to operate effectively could be impaired if we lose key personnel or fail to attract qualified personnel.

The loss of key personnel and the failure to recruit sufficiently qualified staff could affect our future performance. We have entered into employment contracts with a number of key personnel in Australia and the United States, including our Managing Director and Chief Executive Officer, Douglas Thompson, our Group Chief Operating Officer, Jeffrey Bitzer and our Group Chief Financial Officer and Head of Marketing and Strategy, Gerhard Ziems.

Mr. Thompson's, Mr. Bitzer's and Mr. Ziems' expertise and experience in the mining industry are important to the continued development and operation of our mining interests. However, there is no assurance that such personnel will remain with us for the term of their employment contracts or beyond. Although all our Australian based employees have contracts of employment, in the United States, we have not entered into employment contracts with any of our key personnel (other than Mr. Bitzer, Mr. Christopher Meyering, our Vice President, Chief Legal Officer and Mr. Brett Holbrook, our Vice President Operations U.S.), meaning that we do not have the benefit of notice provisions or non-compete restraints with these employees. There may be a limited number of persons with the requisite experience and skills to serve in our senior management positions. We may not be able to locate or employ qualified executives on acceptable terms. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled personnel with coal industry experience in Australia and the United States. We may not be able to continue to employ key personnel or attract and retain qualified personnel in the future. The loss of such key personnel or the failure to recruit sufficiently qualified employees may affect our business and future performance.

We may not have adequate insurance coverage for some business risks.

We have insurance coverage for certain operating risks that provide limited coverage for some potential liabilities associated with our business. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. As a result, we may not be able to renew our existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. In addition, we may become subject to liability (including in relation to pollution, occupational illnesses or other hazards), or suffer loss resulting from business interruption, for which we are not insured (or are not sufficiently insured) or cannot insure, including liabilities in respect of past activities.

Should we suffer a major uninsured loss, future financial performance could be materially adversely affected. In addition, insurance may not continue to be available at economically acceptable premiums or coverage may be reduced. As a result, the insurance coverage may not cover the full scope and extent of claims against us or losses we may incur. The occurrence of a significant adverse event not fully or partially covered by insurance could have a material adverse effect on our financial condition and results of operations.

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Cybersecurity attacks and other similar crises or disruptions may negatively affect our business, financial condition and results of operations.

Our business may be impacted by cybersecurity attacks or failures. Strategic targets, such as energy-related assets, may be at greater risk of cybersecurity attacks than other targets in the United States or Australia. Our insurance may not protect us against such occurrences. It is possible that any such occurrences could have a material adverse effect on our business, financial condition and results of operations.

In addition, a disruption in, or failure of, our information technology systems could adversely affect our business operations and financial performance. We rely on the accuracy, capacity and security of our information technology, or IT, systems for the operations of many of our business processes and to comply with regulatory, legal and tax requirements. While we maintain some of our critical IT systems, we are also dependent on third parties to provide important IT services relating to, among other things, human resources, electronic communications and certain finance functions. Despite the security measures that we have implemented, including those related to cybersecurity, our systems could be breached or damaged by computer viruses, natural or man-made incidents or disasters or unauthorized physical or electronic access. Though we have controls in place, we cannot provide assurance that a cyber-attack will not occur.

Furthermore, we may have little or no oversight with respect to security measures employed by third-party service providers, which may ultimately prove to be ineffective at countering threats. Failures of our IT systems, whether caused maliciously or inadvertently, may result in the disruption of our business processes, the unauthorized release of sensitive, confidential or otherwise protected information or the corruption of data, which could adversely affect our business operations and financial performance. We may be required to incur significant costs to protect against and remediate the damage caused by such disruptions or system failures in the future.

Financial and Strategic Risks

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.

A significant portion of the sales of our Met coal is to customers with whom we have had long-term relationships. The success of our business depends on our ability to retain our current customers, renew our existing customer contracts and solicit new customers. Our ability to do so generally depends on a variety of factors, including having our mines operational, having the type and quantity of coal available, the quality and price of our products, our ability to market these products effectively, our ability to deliver on a timely basis and the level of competition that we face.

In addition, our sales contracts generally contain provisions that allow customers to suspend or terminate if we commit a material breach of the terms of the contract, a change in law restricts or prohibits a party from carrying out its material obligations under the contract or a material adverse change occurs in our financial standing or creditworthiness. If customers suspend or terminate existing contracts, or otherwise refuse to accept shipments of our Met coal for which they have an existing contractual obligation, our revenues will decrease, and we may have to reduce production at our mines until our customers' contractual obligations are honored.

For the year ended December 31, 2023, our top ten customers comprised 74.2% of our total revenue and our top five customers comprised 53.3% of our total revenue. For the year ended December 31, 2023, sales to Tata Steel and AcelorMittal represented 20.5% and 10.0%, respectively, of our total revenue. The majority of our sales are made on a spot basis or under contracts with terms of typically one year. The failure to obtain additional customers or the loss of all or a portion of the revenues attributable to any customer as a result of competition, creditworthiness, inability to negotiate extensions, replacement of contracts or the impact of the global pandemics, or otherwise, may adversely affect our business, financial condition and results of operations.

If our ability to collect payments from customers is impaired, our revenues and operating profits could suffer.

Our ability to receive payment for coal sold and delivered will depend on the continued creditworthiness and contractual performance of our customers and counterparties. For certain customers, we require the provision of a letter of credit as security for payment. The inability of key customers to procure letters of credit (due to general economic conditions or the specific circumstances of the customer) may restrict our ability to contract with such customers or result in fewer sales contracts being executed, which could materially adversely affect our financial condition and results of operations. For certain of our large customers in Australia who have not provided letters of credit or other form of security, we maintain an insurance policy to cover for any failure in payment. This insurance coverage, however, may not cover the full scope and extent of losses we may incur as the result of a payment default or otherwise.

If a customer does not pay amounts due in a timely manner, we may decide to sell the customer's coal on the spot market, which may be at prices lower than the contracted price, or we may be unable to sell the coal at all. If our customers' or counterparties' creditworthiness deteriorates, our business could be adversely affected.

Changes in credit ratings issued by nationally recognized statistical rating organizations could adversely affect our cost of financing and the market price of our securities.

Credit rating agencies could downgrade our ratings due to factors specific to our business, a prolonged cyclical downturn in the mining industry or macroeconomic trends (such as global or regional recessions) and trends in credit and capital markets more generally. Any decline in our credit ratings would likely result in an increase to our cost of financing, limit our access to the capital markets, significantly harm our financial condition and results of operations, hinder our ability to refinance existing indebtedness on acceptable terms and have an adverse effect on the market price of our securities.

Our existing and future indebtedness may limit cash flow available to invest in the ongoing needs of our businesses, which could prevent us from fulfilling our obligations under our senior secured notes, senior secured asset-based revolving credit agreement in an initial aggregate principal amount of $150.0 million, or the New ABL Facility, and other debt, and we may be forced to take other actions to satisfy our obligations under our debt, which may not be successful.

As of December 31, 2023, we had $242.3 million aggregate principal amount of our senior secured notes outstanding. As of December 31, 2023, the letter of credit sublimit had been partially used to issue $21.9 million of bank guarantees on behalf of the Company and no amounts were drawn under the revolving credit sublimit of the New ABL Facility. As of December 31, 2023, the available borrowing capacity under this facility was $128.1 million.

We dedicate a portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund capital expenditures, acquisitions or strategic development initiatives and other general corporate purposes. Our ability to make scheduled payments on or to refinance our debt obligations depends on our ability to generate cash in the future and our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There can be no assurance that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our debt. In addition, any failure to comply with covenants in the instruments governing our debt could result in an event of default that, if not cured or waived, would have a material adverse effect on us.

Our level of indebtedness could have further consequences, including, but not limited to, increasing our vulnerability to adverse economic or industry conditions, placing us at a competitive disadvantage compared to other businesses in the industries in which we operate that are not as leveraged and that may be better positioned to withstand economic downturns, limiting our flexibility to plan for, or react to, changes in our businesses and the industries in which we operate, and requiring us to refinance all or a portion of our existing debt. We may not be able to refinance on commercially reasonable terms or at all, and any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, making it more difficult to obtain surety bonds, letters of credit or other financial assurances that may be demanded by our vendors or regulatory agencies, particularly during periods in which credit markets are weak.

If we are unable to service our debt obligations, we could face substantial liquidity problems and we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital, including additional secured or unsecured debt, or restructure or refinance our debt, and we may be unable to continue as a going concern. We may be unable to consummate any proposed asset sales or recover the carrying value of these assets, and any proceeds may not be adequate to meet any debt service obligations then due. Any of these examples potentially could have a material adverse impact on our results of operations, profitability, stockholders' equity and capital structure.

Our ability to service our debt obligations could be impacted by the consummation of the SGI Transaction. See "—Consummation of the proposed SGI Transaction may constitute a change of control under our Senior Secured Notes Indenture and our New ABL Facility, which could materially and adversely affect our business, financial condition and results of operations."

We adjust our capital structure from time to time and may need to increase our debt leverage, which would make us more sensitive to the effects of economic downturns.

It is possible that we may need to raise additional debt or equity funds in the future. Our New ABL Facility and operating cash flows may not be adequate to fund our ongoing capital requirements, for any future acquisitions or projects or to refinance our debt. There is no guarantee that we will be able to refinance our existing debt, or if we do, there is no guarantee that such new funding will be on terms acceptable to us.

Global credit markets have been severely constrained in the past, such as during a global financial crisis and the European sovereign debt crisis, and during the COVID-19 pandemic, and the ability to obtain new funding or refinance in the future may be significantly reduced. If we are unable to obtain sufficient funding, either due to banking and capital market conditions, generally, or due to factors specific to our business, we may not have sufficient cash to meet our ongoing capital requirements, which in turn could materially and adversely affect our financial condition. Failure to obtain sufficient financing could cause delays or abandonment of business development plans and have a material adverse effect on our business, operations and financial condition.

In recent years, certain financial institutions, investment managers and insurance companies globally have responded to pressure to take actions to limit or divest investments in, financing made available to, and insurance coverage provided for, the development of new coal-fired power plants and coal miners that derive revenues from thermal coal sales. For example, recently, some financial institutions publicly announced that they would stop funding new thermal coal projects or would otherwise reduce their overall lending to coal producers. These or similar policies may adversely impact the coal industry generally, our ability to access capital and financial markets in the future, our costs of capital and the future global demand for coal.

Our business may require substantial ongoing capital expenditures, and we may not have access to the capital required to reach full productive capacity at our mines.

Maintaining and expanding mines and related infrastructure is capital intensive. Specifically, the exploration, permitting and development of Met coal reserves, mining costs, the maintenance of machinery, facilities and equipment and compliance with applicable laws and regulations require ongoing capital expenditures. Any decision to increase production at our existing mines or to develop the high-quality Met coal recoverable reserves at our development properties in the future could also affect our capital needs or cause future capital expenditures to be higher than in the past and/or higher than our estimates. We cannot assure that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our production, exploration, permitting and development activities at or above our present levels and on our current or projected timelines, and we may be required to defer all or a portion of our capital expenditures. Our results of operations, business and financial condition may be materially adversely affected if we cannot make such capital expenditures.

To fund our capital expenditures, we will be required to use cash from our operations, incur debt or raise new equity. Our ability to obtain bank financing or our ability to access the capital markets for future equity or debt offerings, on the other hand, may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions, contingencies and uncertainties that are beyond our control. If cash flow generated by our operations or available borrowings under our bank financing arrangements are insufficient to meet our capital requirements and we are unable to access the capital markets on acceptable terms or at all, we could be forced to curtail the expansion of our existing mines and the development of our properties which, in turn, could lead to a decline in our production and could materially and adversely affect our business, financial condition and results of operations.

Risks related to our investment in WICET may adversely affect our financial condition and results of operations.

We have a minority interest in WICET Holdings Pty Ltd, whose wholly owned subsidiary, Wiggins Island Coal Export Terminal Pty Ltd, or WICET Pty Ltd, owns WICET. Other coal producers who export coal through WICET also hold shares in WICET Holdings Pty Ltd. In addition, we and the other coal producers (or shippers) have evergreen, ten year take-or-pay agreements with WICET Pty Ltd and pay a terminal handling charge to export coal through WICET, which is calculated by reference to WICET's annual operating costs, as well as finance costs associated with WICET Pty Ltd's external debt facilities.

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Under our take-or-pay agreement with WICET Pty Ltd, or the WICET Take-or-Pay Agreement, Curragh's export capacity is 1.5 MMtpa and we are obligated to pay the terminal handling charge for this capacity, whether utilized or not. The terminal handling charge calculation is based on total operating and finance costs of WICET Pty Ltd being charged to contracted shippers in proportion to each shipper's contracted capacity. Under the terms of the WICET Take-or-Pay Agreement the terminal handling charge payable by us can be adjusted (increased or decreased) by WICET Pty Ltd if WICET Pty Ltd's operating and finance costs change, or if a contracted shipper defaults on its take-or-pay agreement obligations and has its contracted capacity reduced to nil. Under the terms of the WICET Take-or-Pay Agreement there is a limit of how much WICET Pty Ltd can charge us for recovery of its finance costs, referred to as a finance cap. Since WICET began operating in April 2015, five WICET Holdings Pty Ltd shipper-shareholders have defaulted on their obligations under their respective take-or-pay agreements and subsequently had those agreements terminated. The result of these terminations is a decrease in the aggregate contracted tonnage at WICET from 27 MMtpa to 13.9 MMtpa.

Given the operation of the finance cap (which has been reached, subject to further adjustment for Consumer Price Index, or CPI) there is a limit to the recovery by WICET of its financing costs from shippers. Accordingly, prior defaults referred to above have resulted in only minor increases to the terminal handling charges payable by the remaining shipper shareholders (including us). These increases have related to higher A\$/ton (or US\$/ton) charge for operating costs resulting from a lower contract base. If any of the remaining shipper shareholders becomes insolvent and/or defaults under its take-or-pay agreement, the terminal handling charges for the remaining shipper shareholders, including us, may increase proportionately to pay the defaulting shipper's share of WICET's operating and financing costs going forward (noting that the finance cap applies in respect of the financing costs component of the terminal handling charges).

In addition, if we default under the WICET Take-or-Pay Agreement and that default is not remedied, then we will be obligated to pay a termination payment. The termination payment is equal to the lesser of our proportion of WICET Pty Ltd's total external debt (which is based on the proportion that our contracted tonnage bears to the total contracted tonnage at WICET when the payment obligation is triggered) and ten years equivalent terminal handling charges at the prevailing rate at the time that the termination payment falls due. We have provided security to WICET Pty Ltd in the form of a bank guarantee, the amount of which is required to cover our estimated liabilities as a shipper under the WICET Take-or-Pay Agreement for the following twelve-month period.

In the event of WICET Pty Ltd defaulting on its external debt obligations, external lenders to WICET Pty Ltd may enforce their rights to the security over the assets of WICET and appoint a receiver to take steps to recover outstanding debt. The external lenders do not have direct recourse to the shippers to recover outstanding debt and shipper take-or-pay agreements would remain on foot and access to the port would continue to be available to us.

In the event of a permanent cessation of operations at WICET, we may be required to procure additional port capacity elsewhere, as well as be liable for a termination payment under the WICET Take-or-Pay Agreement.

Risks related to the Supply Deed with Stanwell may adversely affect our financial condition and results of operations.

Curragh has a CSA, as amended from time to time, with Stanwell to supply thermal coal to the Stanwell Power Station. The CSA restricted Curragh from mining the SRA which was reserved for the benefit of Stanwell and could not be mined without Stanwell's consent. Under the CSA, in addition to supplying thermal coal at a price below the cost to Curragh of mining and processing the coal, Curragh pays certain rebates to Stanwell on Met coal exported from certain parts of Curragh, which represents the deferred purchase cost of the right to mine some areas at Curragh. Our cost of supplying coal to Stanwell has been and may continue to be greater than the price paid by Stanwell.

On August 14, 2018, Curragh entered into the Supply Deed with Stanwell. The Supply Deed grants Curragh the right to mine the coal reserves in the SRA. In exchange for these rights, Curragh has agreed to certain amendments to the CSA and to enter into the NCSA, which will commence on or around the expiration of the CSA (currently expected to expire in 2027). On July 12, 2019, Curragh entered into the NCSA with Stanwell. Curragh agreed that the total value of the discount received by Stanwell on coal supplied to it under the NCSA should (by the expiration date of the NCSA) be equal to the net present value of A\$210 million as at the date of the Supply Deed. No export rebates are payable during the term of the NCSA. The amortized cost of the deferred consideration was \$277.4 million (A\$405.6 million) as of December 31, 2023.

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Stanwell may assert contractual consent rights or termination rights that may be triggered by the consummation of the Stanwell Transaction. See "—Uncertainty about the effects of the SGI Transaction may affect our potential and existing financial arrangements and customer relationships, including contractual rights triggered upon a change of control in connection with the SGI Transaction, and may materially and adversely affect our business, results of operations and financial condition".

We could be adversely affected if we fail to appropriately provide financial assurances for our obligations.

Australian laws and U.S. federal and state laws require us to provide financial assurances related to requirements to reclaim lands used for mining, to pay federal and state workers' compensation, to provide financial assurances for coal lease obligations and to satisfy other miscellaneous obligations. The primary methods we use to meet those obligations in the United States are to provide a third-party surety bond or provide a letter of credit. As of December 31, 2023, we provided $44.0 million of third-party surety bonds in connection with our U.S. Operations. There are no cash collateral requirements to support any of the outstanding bonds.

Our financial assurance obligations may increase due to a number of factors, including the size of our mining footprint and new government regulations, and we may experience difficulty procuring or renewing our surety bonds. In addition, our bond issuers may demand higher fees or additional collateral, including letters of credit or other terms less favorable to us upon those renewals. Because we are required by federal and state law to have these bonds or other acceptable security in place before mining can commence or continue, any failure to maintain surety bonds, letters of credit or other guarantees or security arrangements would adversely affect our ability to mine coal. That failure could result from a variety of factors, including lack of availability of surety bond or letters of credit, higher expense or unfavorable market terms, the exercise by third-party surety bond issuers of their right to refuse to renew the surety and the requirement to provide collateral for future third-party surety bond issuers under the terms of financing arrangements. If we fail to maintain adequate bonding, our mining permits could be invalidated, which would prevent mining operations from continuing, and future operating results could be materially adversely affected.

In Australia, the Financial Provisioning Act amended the financial assurance provisions of the EP Act, and impacted the way that our Australian Operations provide for and manage associated costs of providing financial assurances related to mine rehabilitation obligations. There can be no assurance that our risk category allocation will not change in future years.

For more information on the Financial Provisioning Act, see Item 1. "Business—Regulatory Matters—Australia—Environmental Protection Act 1994 (Qld)."

Mine closures entail substantial costs. If we prematurely close one or more of our mines, our operations and financial performance would likely be affected adversely.

Federal and state regulatory agencies have the authority following significant health and safety incidents, such as fatalities, to order mining operations to be temporarily suspended or a facility be permanently closed. For example, on January 12, 2020, operations at our Curragh mine were temporarily suspended after a contractor was fatally injured during a tire change activity in the main workshop on site and on November 21, 2021, operations at our Curragh mine were temporarily suspended after an employee was fatally injured while working in the dragline operations. We could also be required to close or discontinue operations at particular mines before the end of their mine life due to environmental, geological, geotechnical, commercial, leasing or other issues. Such closure or discontinuance of operations could result in significant closure and rehabilitation expenses, employee redundancy costs, contractor demobilization costs and other costs or loss of revenues. If and when incurred, these closure and rehabilitation costs could exceed our current estimates. If one or more of our mines is closed earlier than anticipated, we would be required to fund the reclamation and closure costs on an expedited basis and potentially lose revenues and, for some of our operations, pay for take-or-pay arrangements that we no longer use, which would have an adverse impact on our operating and financial performance. Many of these costs could also be incurred if a mine was unexpectedly placed on care and maintenance before the end of its planned mine life such as our mines in the U.S. Operations, which were temporarily idled in 2020 as a result of the COVID-19 pandemic.

If the assumptions underlying our provision for reclamation and mine closure obligations prove to be inaccurate, we could be required to expend greater amounts than anticipated.

The Environmental Protection Act 1994 (Qld) and the SMCRA establish operational, reclamation and closure standards for all aspects of surface mining as well as deep mining. We accrue for the costs of current mine disturbance and final mine closure, including the cost of treating mine water discharge where necessary. Estimates of our total reclamation and mine-closing liabilities totaled $163.9 million as of December 31, 2023, based upon permit requirements and the historical experience at our operations, and depend on a number of variables involving assumptions and estimation and therefore may be subject to change, including the estimated future asset retirement costs and the timing of such costs, estimated proven reserves, assumptions involving third-party contractors, inflation rates and discount rates. If these accruals are insufficient or our liability in a future year is greater than currently anticipated, our future operating results and financial position could be adversely affected. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations— Critical Accounting Policies and Estimates."

We are subject to foreign exchange risks involving certain operations in multiple countries.

Loss sustained from adverse movements in currency exchange rates can impact our financial performance and financial position and the level of additional funding required to support our businesses. Our financial results are reported in US$ and certain parts of our liabilities, earnings and cash flows are influenced by movements in exchange rates, especially movements in A$ to US$ exchange rate. For example, costs relating to our Australian Operations are generally denominated in A$. In addition, foreign currency exposures arise in relation to coal supply contracts, procurement of plant and equipment and debt, which may be priced in A$ or other foreign currencies other than US$.

The impact of currency exchange rate movements will vary depending on factors such as the nature, magnitude and duration of the movements, the extent to which currency risk is hedged under forward exchange contracts or other hedging instruments and the terms of these contracts. We may enter into forward exchange contracts to hedge a portion of our foreign currency exposure of our Australian Operations from time to time. The unhedged portion of our non-US$ exposures against exchange rate fluctuations will be at the risk of any adverse movement in exchange rates, which may affect our operating results, cash flows and financial condition.

Interest rates could change substantially and have an adverse effect on our profitability.

We are exposed to interest rate risk in relation to variable-rate bank balances and variable-rate borrowings. Our interest rate risk primarily arises from fluctuations in Secured Overnight Financing Rate, or SOFR, and the Australian Bank Bill Swap Yield, or BBSY, in relation to US$- and A$-denominated borrowings, respectively. Our lending rates may increase in the future as a result of factors beyond our control and may result in an adverse effect on our financial condition and results of operations.

In addition, national and international regulators and law enforcement agencies have conducted investigations into a number of rates or indices, which are deemed to be "reference rates." Actions by such regulators and law enforcement agencies may result in changes to the manner in which certain reference rates are determined, their discontinuance, or the establishment of alternative reference rates. For example, after 2021, the United Kingdom's Financial Conduct Authority, which regulates LIBOR, no longer compelled banks to submit rates for the calculation of non-U.S.-dollar LIBOR. The U.S-dollar LIBOR was discontinued in June 2023. The Alternative Reference Rates Committee has proposed SOFR as its recommended alternative to LIBOR.

We may be unsuccessful in integrating the operations of acquisitions with our existing operations and in realizing all or any part of the anticipated benefits of any such acquisitions.

From time to time, we may evaluate and acquire assets and businesses that we believe complement our existing assets and business. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. Our capitalization and results of operations may change significantly as a result of future acquisitions. Acquisitions and business expansions involve numerous risks, including the following:

- difficulties in the integration of the assets and operations of the acquired businesses;

- inefficiencies and difficulties that arise because of unfamiliarity with new assets and the businesses associated with them and new geographic areas;

- the diversion of management's attention from other operations; and

- timing, and whether the acquisition or business expansion is occurring during adverse economic, social and regulatory periods.

Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar and may lead to increased litigation and regulatory risk. Also, following an acquisition, we may discover previously unknown liabilities associated with the acquired business or assets for which we have no recourse under applicable indemnification provisions. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our results of operations may be adversely affected.

Coronado Global Resources Inc. is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow is distributions from our subsidiaries. Therefore, our ability to fund and conduct our business, service our debt, and pay dividends, if any, in the future will depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they are wholly-owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends, or otherwise. The ability of our subsidiaries to distribute cash to us will also be subject to, among other things, restrictions that may be contained in our subsidiary agreements (as entered into from time to time), availability of sufficient funds in such subsidiaries and applicable laws and regulatory restrictions. Claims of any creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt, and pay dividends, if any, could be harmed.

Legal, Compliance and Sustainability Risks

We could be negatively affected if we fail to maintain satisfactory labor relations.

Relations with our employees and, where applicable, organized labor are important to our success. Enterprise bargaining and other disputes between us and our employees or disputes affecting our contractors may result in strikes or uncompetitive work practices.

As of December 31, 2023, we had 1,878 employees. In addition, as of December 31, 2023, there were 2,335 contractors supplementing the permanent workforce, primarily at Curragh. As of December 31, 2023, approximately 10.8% of our total employees, all at our Australian Operations, were represented by organized labor unions and covered by the EA. In July 2023, the Australian Fair Work Commission approved the four year Curragh Mine Enterprise Agreement 2023. This EA has a four-year expiration date and will remain in place by operation of the Fair Work Act 2009 (Cth) until replaced or terminated by the Fair Work Commission. Our U.S. Operations employ a 100% non-union labor force.

Future industrial action by our employees or mining contractors' employees or involving trade unions could disrupt operations and negatively impact mine productivity, production and profitability.

Our operations may impact the environment or cause exposure to hazardous substances, which could result in material liabilities to us.

We are subject to extensive environmental laws and regulations, and our operations may substantially impact the environment or cause exposure to hazardous materials to our contractors, our employees or local communities. We use hazardous materials and generate hazardous or other regulated waste, which we store in our storage or disposal facilities. We may become subject to statutory or common law claims (including damages claims) as a result of our use of hazardous materials and generation of hazardous waste. A number of laws, including, in the United States, the CERCLA or Superfund, and the RCRA, and in Australia, the Environmental Protection Act 1994 (Qld), impose liability relating to contamination by hazardous substances. Furthermore, the use of hazardous materials and generation of hazardous and other waste may subject us to investigation and require the clean-up of soil, surface water, groundwater and other media.

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Mining operation process, including blasting and processing ore bodies, can also generate environmental impacts. These impacts include, but are not limited to, leakages of polluting substances, explosions, flooding, fires, accidental mine water discharges, and excessive dust and noise. Such risks could result in damage to the applicable mine site, personal injury to our employees and contractors, environmental damage, decreased coal production and possible legal liability under environmental regulations. Employee or strict liability claims under common law or environmental regulations in relation to these matters may arise, for example, out of current or former activities at sites that we own, lease or operate and at properties to which hazardous substances have been sent for treatment, storage, disposal or other handling. Our liability for such claims may be strict, joint and several with other miners or parties or with our contractors, such that we may be held responsible for more than our share of the contamination or other damages, or even for the entire amount of damages assessed. Additionally, any violations of environmental laws by us could lead to, among other things, the imposition on us of substantial fines, penalties, other civil and criminal sanctions, the curtailment or cessation of operations, orders to pay compensation, orders to remedy the effects of violations and take preventative steps against possible future violations, increased compliance costs, or costs for environmental remediation, rehabilitation or rectification works.

We maintain extensive Met coal refuse areas and slurry impoundments at our mining properties. At Curragh, coal slurry is disposed of by pumping into an impoundment area where particles are allowed to settle. We have procedures in place that the Curragh slurry impoundments remain below the surrounding topography so that there is minimal likelihood of failure and/or spills. At our U.S. Operations, refuse areas and impoundments are frequently inspected and subject to extensive governmental regulation. Slurry impoundments have been known to fail, releasing large volumes of coal slurry into the surrounding environment. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as create liability for related personal injuries, property damages and injuries to natural resources and plant and wildlife. Of the five refuse areas among our U.S. mining properties, only two impound slurry; the other facilities are combined refuse and do not impound slurry. Two of our impoundments in the U.S. overlie mined out areas, which can pose a heightened risk of failure and the assessment of damages arising out of such failure. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for related fines and penalties.

Changes in and compliance with government policy, regulation or legislation may adversely affect our financial condition and results of operations.

The coal mining industry is subject to regulation by federal, state and local authorities in each relevant jurisdiction with respect to a range of industry specific and general matters. Any future legislation and regulatory change imposing more constraints or more stringent requirements may affect the coal mining industry and may adversely affect our financial condition and results of operations. Examples of such changes are, future laws or regulations that may limit the emission of GHGs, attach a cost to GHG emissions, or limit the use of thermal coal in power generation, more stringent workplace health and safety laws, more rigorous environmental laws, and changes to existing taxation and royalty legislation.

Compliance with applicable federal, state and local laws and regulations may become more costly and time-consuming and may delay commencement or interrupt continuation of exploration or production at our operations. We have incurred, and may in the future incur, significant expenditures to comply with such regulation and legislation. These laws are constantly evolving and may become increasingly stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable due in part to the fact that certain implementation of the regulations for these laws have not yet been promulgated and in certain instances are undergoing revision. These laws and regulations, particularly new legislative or administrative proposals (or judicial interpretations of existing laws and regulations), could result in substantially increased capital, operating and compliance costs and could have a material adverse effect on our operations and our customers' ability to use our products. Due in part to the extensive and comprehensive regulatory requirements, along with changing interpretations of these requirements, violations of applicable federal, state and local laws and regulations occur from time to time in the coal industry and minor violations have occurred at our Australian Operations and our U.S. Operations in the past.

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Moreover, changes in the law may impose additional standards and a heightened degree of responsibility for us and our stockholders, directors and employees; may require unprecedented compliance efforts; could divert our management's attention; and may require significant expenditures. For example, we may also be subject to unforeseen environmental liabilities resulting from coal-related activities, which may be costly to remedy or adversely impact our operations. In particular, the acceptable level of pollution and the potential abandonment costs and obligations for which we may become liable as a result of our activities may be difficult to assess under the current legal framework. To the extent that required expenditures, as with all costs, are not ultimately reflected in the prices of coal, our operating results will be detrimentally impacted. The costs and operating restrictions necessary for compliance with safety and environmental laws and regulations, which is a major cost consideration for our Australian Operations and U.S. Operations, may have an adverse effect on our competitive position relative to foreign producers and operators in other countries which may not be required to incur equivalent costs in their operations.

We are also affected by various other international, federal, state, local and tribal or indigenous environmental laws and regulations that impact our customers. To the extent that such environmental laws and regulations reduce customer demand for or increase the price of coal, we will be detrimentally impacted. For additional information about the various regulations affecting us, see Item 1. "Business—Regulatory Matters—Australia" and "Business—Regulatory Matters—United States."

We are subject to extensive forms of taxation, which imposes significant costs on us, and future regulations and developments could increase those costs or limit our ability to produce coal competitively.

Federal, state or local governmental authorities in nearly all countries across the global coal mining industry impose various forms of taxation on coal producers, including production taxes, sales-related taxes, royalties, stamp duty, environmental taxes and income taxes.

For example, on September 27, 2022, the Company received from the Queensland Revenue Office, or QRO, an assessment of the stamp duty payable on its acquisition of the Curragh mine in March 2018. The QRO assessed the stamp duty on this acquisition at an amount of $56.2 million (A$82.2 million) plus unpaid tax interest. On November 23, 2022, the Company filed an objection to the assessment.

On January 9, 2024, the Company's objection to the assessed stamp duty was disallowed by the QRO.

The Company, based on legal and valuation advice obtained, continues to maintain its position and the estimated stamp duty payable of $29.4 million (A$43.0 million) on the Curragh acquisition.

As per the Taxation Administration Act (Queensland) 2001, the Company can only appeal or apply for a review of QRO's decision if it has paid the total assessed stamp duty of $56.2 million (A$82.2 million) plus unpaid tax interest of $14.5 million (A$21.2 million). Such appeal must be lodged by March 11, 2024.

The Company disputes the additional amount assessed of stamp duty and unpaid tax interest and is currently considering its options to either appeal the decision to the Supreme Court of Queensland or apply for a review of QRO's decision by the Queensland Civil and Administrative Tribunal.

Given that the Company is unable to avoid the payment, and the recovery of such amount through litigation is uncertain, the additional accrual of $41.3 million has been recognized within "Accrued Expenses and Other Current Liabilities" in the Consolidated Balance Sheet as at December 31, 2023, and a corresponding amount recognized under "Selling, general and administrative" expense in the Company's Consolidated Statement of Operations and Comprehensive Income. The total accrual of $53.7 million (A$79.0 million) as at 31 December 2023 is based on the Company's estimate of the outstanding stamp duty payable, the additional accrual recognized, less partial payments to date of $17.6 million (A$25.7 million).

We cannot guarantee that the steps we take to defend our position on this matter will be successful.

In 2022, the Queensland State Government in Australia amended the Mineral Resources Regulation 2013 (Qld) introducing additional higher tiers to the coal royalty rates effective from July 1, 2022, increasing the royalty payable by our Australian Operations.

The tiers currently applicable are as set out below:

• 7% for average coal price per Mt sold up to and including A$ 100 per Mt;

• 12.5% for average coal price per Mt sold from A$100 to A$150 per Mt;

- 15% for average coal price per Mt sold from A$150 to A$175 per Mt;

- 20% for average coal price per Mt sold from A$175 to A$225 per Mt;

- 30% for average coal price per Mt sold from A$225 to A$300 per Mt; and

- 40% for average coal price per Mt sold above A$300 per Mt.

If new legislation or regulations related to various forms of coal taxation or income or other taxes generally, which increase our costs or limit our ability to compete in the areas in which we sell coal, or which adversely affect our key customers, are adopted, or if the basis upon which such duties or taxes are assessed or levied, changes or is different from that provided by us, our business, financial condition or results of operations could be adversely affected.

We may be subject to litigation, the disposition of which could negatively affect our profitability and cash flow in a particular period, or have a material adverse effect on our business, financial condition and results of operations.

Our profitability or cash flow in a particular period could be affected by an adverse ruling in any litigation that may be filed against us in the future. In addition, such litigation could have a material adverse effect on our business, financial condition and results of operations. See Item 3. "Legal Proceedings."

We have no registered trademarks for our Company name used by us in the United States or any other countries, and failure to obtain those registrations could adversely affect our business.

Although we have filed a trademark application for use of the stylized mark "CORONADO STEEL STARTS HERE" in the United States and Australia, our applications are still pending and the corresponding mark has not been registered in the United States or Australia. We have not filed for this or other trademarks in any other country. During trademark registration proceedings, we may receive rejections. If so, we will have an opportunity to respond, but we may be unable to overcome such rejections. In addition, Intellectual Property Australia and the United States Patent and Trademark Office and comparable agencies in many foreign jurisdictions may permit third parties to oppose pending trademark applications and to seek to cancel registered trademarks. If opposition or cancellation proceedings are filed against our trademark application, our trademark may not survive such proceedings, and/or we may be required to expend significant additional resources in an effort to defend ourselves in the proceedings or identify a suitable substitute mark for future use.

Failure to comply with applicable anti-corruption and trade laws, regulations and policies could result in fines and criminal penalties, causing a material adverse effect on our business, operating and financial prospects or performance.

Any fraud, bribery, misrepresentation, money laundering, violations of applicable trade sanctions, anti-competitive behavior or other misconduct by our employees, contractors, customers, service providers, business partners and other third parties could result in violations of relevant laws and regulations by us and subject us or relevant individuals to corresponding regulatory sanctions or other claims, and could also result in an event of default under our financing arrangements. These unlawful activities and other misconduct may have occurred in the past and may occur in the future and may result in civil and criminal liability under increasingly stringent laws relating to fraud, bribery, sanctions, competition and misconduct or cause serious reputational or financial harm to us. In addition, failure to comply with environmental, health or safety laws and regulations, privacy laws and regulations, U.S. trade sanctions, the U.S. Foreign Corrupt Practices Act and other applicable laws or regulations could result in litigation, the assessment of damages, the imposition of penalties, suspension of production or distribution, costly changes to equipment or processes due to required corrective action, or a cessation or interruption of operations.

We have policies and procedures to identify, manage and mitigate legal risks and address regulatory requirements and other compliance obligations. However, there can be no assurance that such policies, procedures and established internal controls will adequately protect us against fraudulent or corrupt activity and such activity could have an adverse effect on our reputation, financial condition and results of operations.

Risks Specific to Our Common Stock

Our certificate of incorporation and bylaws include provisions that may discourage a change in control.

Provisions contained in our amended and restated certificate of incorporation, or certificate of incorporation, and amended and restated bylaws, or bylaws, and Delaware law could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our bylaws and certificate of incorporation impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions.

We have elected not to be governed by Section 203 of the General Corporation Law of the State of Delaware, or the DGCL (or any successor provision thereto), until immediately following the time at which the EMG Group no longer beneficially owns in the aggregate shares of our common stock representing at least 10% of our voting stock, in which case we shall thereafter be governed by Section 203 if and for so long as Section 203 by its terms would apply to us. Upon the closing of the SGI Transaction, EMG Group will no longer own at least 10% of our voting stock and we will be governed by Section 203 at that time. See "—Following the consummation of the SGI Transaction, we expect that Coronado Group LLC and SGI will have significant influence over corporate matters, including control over certain decisions that require the approval of stockholders". Section 203 provides that an interested stockholder, along with its affiliates and associates (i.e., a stockholder that has purchased greater than 15%, but less than 85%, of a company's outstanding voting stock (with some exclusions)), may not engage in a business combination transaction with the company for a period of three years after buying more than 15% of a company's outstanding voting stock unless certain criteria are met or certain other corporate actions are taken by the company.

These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control.

Our certificate of incorporation limits the personal liability of our directors for certain breaches of fiduciary duty.

Our certificate of incorporation and bylaws include provisions limiting the personal liability of our directors for breaches of fiduciary duty under the DGCL. Specifically, our certificate of incorporation contains provisions limiting a director's personal liability to us and our stockholders to the fullest extent permitted by the DGCL. Furthermore, our certificate of incorporation provides that no director shall be liable to us and our stockholders for monetary damages resulting from a breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL. The principal effect of this limitation on liability is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability that cannot be eliminated under the DGCL. These provisions, however, should not limit or eliminate our right or any stockholder's right to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions do not alter a director's liability under U.S. federal securities laws. The inclusion of these provisions in our certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Coronado Group LLC and the EMG Group have substantial control over us and are able to influence corporate matters.

Coronado Group LLC and the EMG Group have significant influence over us, including control over decisions that require the approval of stockholders, which could limit the ability of other stockholders to influence the outcome of stockholders votes.

As of December 31, 2023, the EMG Group indirectly held 50.4% of our outstanding shares of common stock. Therefore, the EMG Group has effective control over the outcome of votes on all matters requiring approval by stockholders. There is a risk that the interests of the EMG Group could conflict with or differ from our interests or the interests of other stockholders. In addition, pursuant to the terms of the Stockholder's Agreement, dated as of September 24, 2018, between us and Coronado Group LLC, or the Stockholder's Agreement, so long as it beneficially owns in the aggregate at least 25% of the outstanding shares of our common stock, the EMG Group will have the ability to exercise substantial control over certain of our transactions, including change of control transactions, such as mergers and capital and debt raising transactions. See Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" for a description of the Stockholder's Agreement.

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Further, pursuant to the terms of the Series A Share, Coronado Group and the EMG Group or its successors or permitted assigns, as the beneficial owner of the Series A Share, at its option, will have the ability to elect a specified number of directors, or the Series A Directors, based on the EMG Group's aggregate level of beneficial ownership of shares of our common stock. For more details on the ability of Coronado Group and the EMG Group to elect Series A Directors, as well as the rights of stockholders to participate in the removal of any such Series A Directors, see Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

Moreover, the EMG Group's beneficial ownership of shares of our common stock may also adversely affect the price of our common stock to the extent equity investors perceive disadvantages in owning common stock of a company with a controlling stockholder. In addition, the EMG Group is in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with us, as well as businesses of our existing or potential significant customers. The EMG Group may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue, and as a result, the interests of the EMG Group may not align with the interests of our other stockholders.

The EMG Group has the right, subject to certain conditions, to require us to cooperate in a sale of shares of our common stock held by it (including in the form of CDIs) under the Securities Act.

Pursuant to the Registration Rights and Sell-Down Agreement, dated as of September 24, 2018, between us and Coronado Group LLC, or the Registration Rights and Sell-Down Agreement, Coronado Group LLC (or its successors or permitted assigns or transferees) has the right, subject to certain conditions, to require us to cooperate in a sell-down of shares of our common stock or CDIs held by it. By virtue of its majority ownership, exercising its registration rights and selling a large number of shares or CDIs, Coronado Group LLC could cause undue volatility in the prevailing market price of our common stock. See Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

Our non-employee directors and their respective affiliates, including the EMG Group, may be able to take advantage of a corporate opportunity that would otherwise be available to us.

The corporate opportunity and related party transactions provisions in our certificate of incorporation could enable any of our non-employee directors or their respective affiliates, including the EMG Group, to benefit from corporate opportunities that might otherwise be available to us. Subject to the limitations of applicable law, our certificate of incorporation, among other things, will:

- permit us to enter into transactions with entities in which one or more non-employee directors are financially or otherwise interested;

- permit any non-employee director or his or her affiliates to conduct a business that competes with us and to make investments in any kind of property in which we may make investments; and

- provide that if any non-employee director becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that non-employee director solely in his or her capacity as our director), that non-employee director will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to his or her affiliates and pursue or acquire such opportunity for himself or herself, and that non-executive director will not be deemed to have acted in a manner inconsistent with his or her fiduciary or other duties to us or our stockholders regarding the opportunity or acted in bad faith or in a manner inconsistent with our and our stockholders' best interests.

These provisions enable a corporate opportunity that would otherwise be available to us to be taken by or used for the benefit of the non-employee directors or their respective affiliates, which include the EMG Group as a result of the rights granted to it under the Stockholder's Agreement.

General Risk Factors

Any failure to maintain effective internal control over financial reporting may adversely affect our financial condition and results of operations.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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During the course of the preparation of our financial statements, we evaluate and correct any deficiencies in our internal controls over financial reporting. If we fail to maintain an effective system of disclosure or internal controls over financial reporting, including satisfaction of the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may not be able to report accurately or timely on our financial results or adequately identify and reduce fraud. Therefore, the financial condition of our business could be adversely affected, current and potential future stockholders could lose confidence in us and/or our reported financial results, which may cause a negative effect on the trading price of our CDIs, and we could be exposed to litigation or regulatory proceedings, which may be costly or divert management attention.

The requirements of being a public company in the United States and Australia may strain our resources, divert management's attention, and affect our ability to attract and retain executive management and qualified board members.

Our CDIs are currently listed on the ASX and we are registered as a foreign company in Australia. As such we need to ensure continuous compliance with relevant Australian laws and regulations, including the listing rules of the ASX, as amended from time to time, or the ASX Listing Rules, and certain provisions of the Corporations Act 2001 (Cth), or the Corporations Act.

As a U.S. public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and other applicable securities laws, rules and regulations. Compliance with these laws, rules, and regulations may increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. In the absence of a waiver from the ASX Listing Rules, these SEC periodic reports will be in addition to our periodic filings required by the ASX Listing Rules. The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight will be required. As a result, management's attention may be diverted from other business concerns and our costs and expenses will increase, which could harm our business and results of operations. We may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from sales-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal, administrative or other proceedings against us and our business may be harmed.

A state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be, to the extent permitted by law, the sole and exclusive forum for substantially all state law based disputes between us and stockholders.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, a state or federal court within the State of Delaware will be the sole and exclusive forum for:

- any derivative action or proceeding brought on our behalf;
- any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee or agent of the Company to the Company or the Company's stockholders or debtholders;
- any action or proceeding asserting a claim against the Company or any director or officer or other employee or agent of the Company arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws; or
- any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine or other "internal corporate claims" as defined in Section 115 of the DGCL.

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The choice of forum provision may limit a stockholder's ability to bring a claim against us or our directors, officers, employees or agents in a forum that it finds favorable, which may discourage stockholders from bringing such claims at all. Alternatively, if a court were to find the choice of forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in another forum, which could materially adversely affect our business, financial condition and results of operations. However, the choice of forum provision does not apply to any actions arising under the Securities Act or the Exchange Act.

The issuance of additional common stock or securities convertible into our common stock could result in dilution of the ownership interest in us held by existing stockholders.

We may issue more CDIs in the future in order to fund future investments, acquisitions, capital raising transactions or to reduce our debt. While we will be subject to the constraints of the ASX Listing Rules regarding the percentage of our capital that we are able to issue within a 12-month period (subject to applicable exceptions), any such equity raisings may dilute the ownership of existing common stockholders.

We are subject to general market risks that are inherent to companies with publicly-traded securities and the price of our securities may be volatile.

We are subject to the general market risks that are inherent in all securities traded on a securities exchange. This may result in fluctuations in the trading price of our securities that are not explained by our fundamental operations and activities. There is no guarantee that the price of our securities will increase in the future, even if our earnings increase.

Our securities may trade at, above or below the price paid by an investor for those securities due to a number of factors, including, among others:

- general market conditions, including investor sentiment;

- movements in interest and exchange rates;

- fluctuations in the local and global market for listed stocks;

- actual or anticipated fluctuations in our interim and annual results and those of other public companies in our industry;

- industry cycles and trends;

- mergers and strategic alliances in the coal industry;

- changes in government regulation;

- potential or actual military conflicts or acts of terrorism;

- changes in accounting principles;

- announcements concerning us or our competitors;

- changes in government policy, legislation or regulation;

- inclusion of our securities in or removal from particular market indices (including S&P/ASX indices); and

- the nature of the markets in which we operate.

Other factors that may negatively affect investor sentiment and influence us, specifically, or the stock market, more generally, include acts of terrorism, an outbreak of international hostilities, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease, including a global pandemic, or other man-made or natural events.

Stock markets have experienced extreme price and volume fluctuations in the past that are often disproportionate or unrelated to the operating performance of companies. There can be no guarantee that trading prices and volumes of any securities will be sustained. These factors may materially affect the market price of our securities, regardless of our operational performance. This may then significantly impact our ability to raise new equity which may be required to fund our operations if our financial performance deteriorates due to other factors.

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The payment of dividends and repurchases of our stock are dependent on a number of factors, and future payments and repurchases cannot be assured.

The payment of dividends in respect of our common stock is impacted by several factors, including our profitability, retained earnings, capital requirements and free cash flow, as well as applicable covenants under the Senior Secured Notes Indenture governing our Notes and covenants under the New ABL Facility. Any future dividends will be determined by our Board of Directors having regard to these factors, among others. There is no guarantee that any dividend will be paid, or repurchases will be made, by us, or if paid, paid at previous levels. From time to time, our Board of Directors may also cancel previously announced dividends.

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ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy:

Coronado has implemented software governance tools to assess, identify, and manage material risks from cybersecurity threats. Coronado heavily relies on information technology systems throughout its operations, and acknowledges the critical importance of safeguarding its digital assets and protecting sensitive information. Regular security assessments are conducted to monitor technological implementations against global standards. Coronado also maintains a suite of security measures to help defend against unauthorized access and misappropriation of technology. Additionally, the Coronado IT department distributes training and awareness information covering email security, password security, data handling security, and cloud security.

Coronado's cybersecurity risk management is integrated into its Group risk management processes, which are governed by the Group Risk Management Framework and Risk Management Policy. The Risk Management Framework and Risk Management Policy outline:

- Risk management responsibilities;
- Risk assessment frequency;
- Risk assessment criteria (likelihood and consequence);
- The requirement to implement internal controls; and
- The level within the organization risk assessments are to be performed.

Certain key controls considered through Coronado's internal control processes are linked to cybersecurity risks, these include controls over access and change management for key financial systems. Where the management of these key financial systems is outsourced to third parties, Coronado receives assurance reports on the effectiveness of key vendor controls. Additionally, Coronado uses third parties to conduct cybersecurity penetration testing at Coronado's US and Australian operations. In 2023, Coronado created the Digital Advisory Committee (Committee), which is chaired by the Vice President of Information Technology. As part of Coronado's processes to oversee and identify cybersecurity threats associated with its use of third-party service providers, the Committee is tasked with reviewing new software requests from Coronado's various divisions. The Committee is comprised of business systems, plant, and operational personnel from both Coronado's US and Australian operations.

As of the filing of this Annual Report on Form 10-K, Coronado is not aware of any cybersecurity incidents that have occurred since the beginning of 2023 that have materially affected, or are reasonably likely to materially affect, Coronado, including Coronado's business strategy, results of operations or financial condition. Coronado could be subject to cybersecurity incidents in the future which may have a material adverse effect on Coronado's business strategy, results of operations or financial condition. For further information on Coronado's risks relating to cybersecurity threats, see "Operation and Technology Risks" in "Risk Factors" on page 51 of this Form 10-K.

Governance:

The Board of Directors (Board) is responsible for reviewing, ratifying, and monitoring systems of risk management, internal control, and legal compliance. This includes identifying the main risks associated with Coronado's businesses, including cybersecurity risk, and implementing appropriate systems to manage such risks. As outlined in the Audit Governance and Risk Committee (AGRC) charter, the Board has delegated to the AGRC responsibility for overseeing corporate and governance risk management, financial risk management, and compliance with applicable laws, regulations, standards, and best practice guidelines. In 2024, the AGRC charter was amended to confirm that this responsibility includes the oversight of cybersecurity risk. The AGRC is informed of cybersecurity risks by management, which includes an annual cybersecurity risk presentation. As part of their review of reports from management, the AGRC reports cybersecurity risk updates to the Board, which enables the Board to incorporate the insights of such reports into its overall risk oversight analysis.

Supporting this governance framework, the Executive Leadership Team (ELT) is responsible for maintaining effective systems of risk management and internal control, as well as responding to cybersecurity incidents. The Vice President of Information Technology is responsible for the cybersecurity function. The Vice President of Information Technology has experience in various roles involving managing information systems and cybersecurity functions and developing cybersecurity strategies. The Vice President of Information Technology reports to the Group Chief Financial Officer (Group CFO), who is a member of the ELT.

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In order to prevent, detect, mitigate and remediate cybersecurity incidents, Coronado maintains a Cyber Incident Response Plan (Plan). The Plan outlines Coronado's approach to identifying and containing cybersecurity incidents, along with recovery and improvement processes. The Plan includes incident assessment criteria that allow for escalation of potentially material cybersecurity incidents. The Group CFO reports to the AGRC in the event of a potentially material cybersecurity incident. Additionally, annual reviews of Coronado's current cybersecurity status are presented to the Board and the AGRC by management.

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ITEM 2. PROPERTIES

Summary Overview of Mining Operations

Coronado owns and controls a portfolio of operating mines and development projects in Queensland, Australia, and Virginia, West Virginia and Pennsylvania in the United States. Our Australian Operations consist of the 100%-owned Curragh producing mine complex. With respect to our U.S. Operations, Coronado owns a 100% interest in two producing mine complexes (Buchanan and Logan) and a 100% interest in one idled, production-stage mine complex (Greenbrier) and two development properties (Mon Valley Minerals (formerly called Pangburn-Shaner-Fallowfield) and Russell County). Figures 1 and 2 below show the locations of our mining properties in Australia and the United States, respectively.

Figure 1: Australian Operations:



Figure 2: U.S. Operations:



The below charts show run-of-mine, or ROM, production and saleable production for our Australian Operations and our U.S. Operations for the years ended December 31, 2023, 2022 and 2021.



See the descriptions of our material mining properties under "—Curragh," "—Buchanan," "—Logan" and "—Mon Valley" below for more information. Table 1 below contains a summary of the key information relative to the various Coronado properties.   Tables 2 and 3 provide a summary of our coal resources and reserves, respectively, as of December 31, 2023.

Table 1. Summary of Coronado Properties

Property (Property Stage)	Mineral Rights[1]	Permit Status[2]	Mine Type(s)	Coal Type	Coal Seams of Economic Interest (Formation)	Processing Plants/ Facilities
Curragh (Production)	25,586 hectares leased; 6,381 hectares owned	Permitted	Surface & Underground[4]	HCC, SCC, PCI, Thermal	Various (Rangal Coal Measures)	CPP1 - 1,100 raw Mt per hour; CPP2 - 1,200 raw Mt per hour; Rail Loadout
Buchanan (Production)	25,853 hectares leased[3]; 7,725 hectares owned	1 Permit	Underground	Low-Vol	Pocahontas #3 (Pocahontas Formation)	CPP - 1,270 raw Mt per hour; Rail Loadout
Logan (Production)	13,114 hectares leased[3]; 69 hectares owned	27 Permits	Surface & Underground	HVA, HVB, Thermal	Various (Kanawha Formation)	CPP - 1,088 raw Mt per hour; Rail Loadout
Mon Valley (Development)	1,339 hectares leased[3]; 40,276 hectares owned	Not Permitted	Underground[4]	High-Vol	Upper Freeport (Freeport Formation)	Future
Greenbrier (Production - Idled)	18,907 hectares leased[3]	22 Permits	Surface & Underground	Mid-Vol, PCI, Thermal	Pocahontas #6, #7, #8 (Pocahontas Formation); Various (New River Formation)	CPP - 544 raw Mt per hour; Rail Loadout
Russell County (Development)	7,111 hectares leased[3]; 378 hectares owned	Not Permitted	Underground[4]	High-Vol	Lower Castle (Norton Formation); Upper Horsepen (Middle Lee Formation)	Future

(1) We are not aware of any significant encumbrances or defects in title with respect to any of our mining properties. Certain credit facilities of the Company are secured by a lien on substantially all of the Company's assets, including mining properties.

(2) We believe we have secured all applicable environmental licenses and permits under applicable law and have all necessary permits and licenses regarding cultural heritage, native title and various other social issues to support current mining operations.

(3) Subject to the exercise of our renewal rights thereunder, most of the leases at our U.S. mining properties expire upon exhaustion of the relevant reserves.

(4) Proposed mine type.

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Table 2. Summary Coal Resources Exclusive of Reserves at End of the Fiscal Year Ended December 31, 2023.[1]

	Coal Resources (In Situ, MMt)[2]				Quality (Air-Dried Basis)		
	Measured	Indicated	Measured + Indicated	Inferred	Ash	Sulfur	Volatile Matter
Australia							
Curragh Open Cut	167	81	247	54	22.9%	0.6%	19.1%
Curragh Underground	41	62	103	106	18.6%	0.4%	18.1%
Total Australia	**208**	**143**	**350**	**160**			
United States							
Buchanan	31	4	35	—	16.0%	0.8%	18.0%
Logan	39	36	75	3	17.0%	1.0%	31.0%
Mon Valley	—	—	—	—	—	—	—
Greenbrier	19	14	33	—	31.0%	1.1%	20.0%
Russell County	40	4	44	—	29.0%	0.7%	23.0%
Total United States	**129**	**58**	**187**	**3**			
Total	**337**	**201**	**537**	**163**			

(1) For more information regarding price assumptions used in the calculation of coal resources as of December 31, 2023, see the individual property disclosures below.
(2) Australian resources are estimated inclusive of 5.3% in-situ moisture. United States resources are estimated on a dry basis.
(3) Some numerical figures in the above table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.

Table 3. Summary Coal Reserves (Marketable Sales Basis) at End of the Fiscal Year Ended December 31, 2023.[1]

	Demonstrated Coal Reserves (Wet Tons, Washed or Direct Shipped, MMt)[2]			Quality (Air-Dried Basis)		
	Proven	Probable	Total	Ash	Sulfur	Volatile Matter
Australia						
Curragh Open Cut	173	16	189	12.2%	0.5%	19.5%
Curragh Underground	25	9	34	10.0%	0.3%	16.9%
Total Australia	**198**	**25**	**223**			
United States						
Buchanan	87	5	92	6.0%	0.7%	20.0%
Logan	55	16	71	8.0%	0.9%	35.0%
Mon Valley	78	57	134	8.0%	1.2%[3]	35.0%
Greenbrier	4	2	7	8.0%	1.0%	26.0%
Russell County	24	5	29	8.0%	0.9%	31.0%
Total United States	**248**	**85**	**333**			
Total	**446**	**110**	**556**			

(1) For more information regarding price assumptions used in the calculation of coal reserves as of December 31, 2023, see the individual property disclosures below.
(2) For more information regarding moisture assumptions used in the calculation of coal reserves as of December 31, 2023, see the individual property disclosures below.
(3) Life-of-mine, or LOM, sulfur for Pangburn is an estimated 1.2%; however, overall Mon Valley complex reserve average is 1.4% sulfur.
(4) Some numerical figures in the above table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.

Curragh

Curragh is a production-stage mining property that consists of two active, open cut, surface mines (Curragh North and Curragh Main) and one proposed underground mine (east of the Curragh North open cut mine). Coal mine development at the Curragh property has been historically accomplished by surface mining methods since the mine's inception in 1983. Presently, coal mine development at the Curragh property is accomplished by surface mining methods and by an underground development project, which is undergoing operational readiness in preparation for execution and commencement of underground coal production in late 2024. Curragh coals are widely known for their low ash, low to mid volatile matter, low sulfur and low phosphorous content. Curragh Met coal products are also known for their consistent delivered quality, which supports a consistent offtake across a diversified market base. A map of the Curragh tenements is shown in Figure 3.

Figure 3. Coronado Curragh Mine Complex Property Location Map.



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The Curragh mine complex is located within the Bowen Basin coalfields, approximately 200 kilometers by road west of Rockhampton, Queensland, Australia, and approximately 14 kilometers north of the town of Blackwater, Queensland, Australia. The coordinates of CPP1, which is located within Curragh Main, are 688,561 meters East, 7,400,933 meters North in the AMG66 grid system. Curragh owns and operates the necessary CPPs and load-out system for dispatches via Blackwater rail line to the Port of Gladstone or the Stanwell Power Station. See Item 1. "Business—Transportation—Australian Operations" for additional information regarding the rail and port services available to Curragh. Curragh also has maintenance facilities for the fleet of mining equipment, as well as office buildings for the mine staff and personnel. Established sealed roads connect the mine to the town of Emerald, Queensland, Australia, to the west and the Port of Gladstone to the east. Third-party rail providers operate the Blackwater rail line and transport Curragh export coal, for sale to international customers, to the RG Tanna Coal Terminal or Wiggins Island Coal Export Terminal at the Port of Gladstone. Curragh domestic coal is loaded onto train wagons for transportation to the Stanwell Power Station for power generation.

Curragh has ready access to water, electricity and personnel to support its operations. SunWater Ltd. supplies water to the mine complex from the Fairbairn Dam via the Bedford Weir. The mine complex also recycles water from on-site dams—i.e., old open-cut pits that capture rainfall and water from dewatering activities. Curragh has a dedicated 66-kilovolt, or kV, power supply to support the mining operations with a capacity of up to 57-megawatt, or MW, sourced from the main grid power. The substation is located on the southwest corner of ML1878 with both 66kv and 22kv distribution networks to supply the draglines, shovel and CPPs. There is adequate power on site for establishing the underground mine and commencing the first two continuous miner units; however, upgrades to the site infrastructure are required for full underground production with four continuous miner units.

The Mineral Resources Act 1989 (Qld), or MRA, and the Mineral and Energy Resources (Common Provisions) Act 2014 (Qld), or MERCPA, together, provide for the assessment, development and utilization of mineral resources in Queensland to the maximum extent practicable, consistent with sound economic and land use management. The MRA vests ownership of minerals, with limited exceptions, in the "Crown," which in relation to Curragh, is the Queensland government. A royalty is payable to the Queensland government for the right to extract minerals. The MRA also creates different tenures for different mining activities, such as prospecting, exploring and mining. A ML is the most important tenure, as it permits the extraction of minerals in conjunction with other required authorities. The MRA imposes general conditions on a ML.

We control the coal mining rights at Curragh under 14 coal and infrastructure MLs and three MDLs granted pursuant to the MRA. We refer to the MLs and MDLs at Curragh, collectively, as the Tenements. Renewal of certain Tenements will be required during the mine life of Curragh and the Queensland government can vary the terms and conditions on renewal. There are a number of existing petroleum tenements which overlap with the Tenements. The priority, consent and coordination requirements under the MRA, MERCPA and the Petroleum and Gas (Production and Safety) Act 2004 (Qld) (as relevant) may apply with respect to those overlaps. Extensive statutory protocols govern the relationships between co-existing mining and exploration rights and these protocols are largely focused on encouraging the overlapping tenement holders to negotiate and formulate arrangements that enable the co-existence of their respective interests. To date, we have negotiated arrangements in place with all of our overlapping tenement holders and full access to all of our Tenements. See Item 1. "Business—Regulatory Matters—Australia" for additional information regarding Curragh's Tenements.

Property control and mining rights at Curragh are entirely expressed in the MLs and MDLs mentioned above. An overlapping petroleum tenure exists over the southern and eastern extents of the Tenements. Under the Mineral and Energy Resources (Common Provisions) Act 2014 (Qld), this requires annual information exchanges, including the provision and maintenance of joint information management plans with the overlapping tenement holder. Curragh is compliant with the legislation and there are no current restrictions to coal mining.

As conditions to certain of the Tenements, Curragh is subject to royalties payable to the Queensland government on a regulated tiered structure introduced July 1, 2022. This tiered royalty payment regime is dependent on the received AUD/t revenue received from the coal sales, and varies from 7% for up to A$100/t sales, up to 40% payable for sales over A$300/t. These royalties are in addition to the Stanwell rebate, as described in Item 1. "Business—Customers—Stanwell." Additionally, if MDL 162 advances from development to production, we would be required to pay under a private royalty deed a base royalty of A$0.50 per Mt of coal and a royalty of A$0.70 for every Mt of SCC produced above 2.5 MMt per year.

A joint venture between Arco Australia Ltd., Australian Consolidated Industries Ltd., R.W. Miller & Co. and Mitsui & Co. (Australia) first began development on certain of the Tenements in 1983. Later, Arco Australia Ltd. bought out the other joint venturers and, in 2000, sold the Curragh property to Wesfarmers Ltd. In 2014, Wesfarmers acquired MDL 162 from Peabody Budjero Pty Ltd. Coronado acquired all the Tenements from Wesfarmers Ltd. in March 2018. Production history has been approximately 11.1 MMt in 2021, 9.8 MMt in 2022 and 10.0 MMt in 2023.

Beginning in the 1960's, various tenement holders began prospecting and exploratory drilling at Curragh. We currently have an active, ongoing exploration program at Curragh that allows us to update and refine the geological model ahead of pit development. Recently, we have increasingly focused on an underground exploration program, which has included seismic 2-D and 3-D surveys and core drilling for gas, geotech, coal quality and spontaneous combustion evaluation. Additional exploration has included permeability and hydrological assessments.

Open cut coal mine development at the Curragh property is presently accomplished by surface mining methods and has been so historically since the mine's inception. The mine characteristics and output levels allow it to be ranked as a large coal operation when compared to domestic producers in Australia and worldwide. Curragh operates four large electric draglines, one large electric shovel and additional fleets of hydraulic excavators.

Curragh has two coal preparation plants, CPP1 and CPP2. CPP1 is the oldest of the two processing plants and has a documented nameplate capacity of 1,100 raw tons per hour, or tph (as received). CPP2 has a documented nameplate capacity of 1,200 tph (as received) with a capability of up to 1350 tph when processing selected feed types. Curragh has a loadout facility for loading coal onto railcars, which is connected to the main Blackwater rail link.

Generally, the mining equipment and facilities at Curragh are in good operating condition. We focus on the long-term potential of the mine complex and regularly monitor developments in the mining industry for technology improvements and new equipment that could help us increase efficiency and lower our costs. Curragh's oldest mining equipment, including two draglines, began operations in 1983. Prior to Coronado taking over mining operations, Wesfarmers Ltd. made improvements to the processing facilities at Curragh, including the commissioning of the second CPP in 2012 and replacing the raw coal crushing system at Curragh Main with an updated circuit in 2016. Wesfarmers Ltd. also started a corrosion and structural repair program over ten years ago that has continued since acquisition. This program helps ensure that the assets are available well into the future. From time to time, we also update and improve other equipment and facilities to maintain their usefulness and optimize our competitiveness. As of December 31, 2023, the book value of Curragh and its associated plant and equipment was $767.8 million.

Studies for determining the feasibility of underground mining of the Curragh North mine east of the existing Curragh North open cut mine has been undertaken between 2020 to 2023, comprising a pre-feasibility study completed in the first quarter of 2023 and a subsequent more detailed feasibility study on the South planned operations area in the Mammoth Seam. The selected mining method for the underground project is bord and pillar mining using primary extraction of panels with roadway widths of 6.5 meters, reducing to 6 meters where the overburden thickness or mining conditions require. The project is currently in the operational readiness phase and preparation is currently underway for execution and commencement of underground coal production in late 2024. The ROM coal is planned to be transported on the existing installed overland conveyor south to the existing CPPs for processing. The product coal will be handled through the existing product coal stockpile system and train load out facility at Curragh.

Underground mine access is planned via four portal entries from the southern end of the final highwall of one of the open cut pits in Curragh, called S-Pit. Surface infrastructure planned for the underground mine includes a ROM stockpile pad, conveyor and radial stacker, Mine Industrial Area and workshop. This is planned to be located adjacent to the S-Pit portal entries from the open cut, with access to the underground mine via mobile vehicles. The mine access methodology and surface infrastructure arrangement is consistent with other underground bord and pillar mines operating from existing open cut mines in Queensland.

The underground mine has been planned with three mining areas: South, Central and North. Planned production transitions from South to Central and then North areas as reserves deplete and geographical expansion is required to maintain the required LOM production. The mine is expected to commence in the South area in the Mammoth Seam in late 2024 with two continuous miner units, then later introducing additional continuous miner units, with full production using four units by 2026. Production is planned to commence in the Mackenzie Seam in 2034 and continue throughout the expected LOM of approximately 20 years for the underground mine.

We are not aware of any significant encumbrances or defects in title with respect to the Curragh property. We believe we have secured all applicable environmental licenses and permits under both Queensland and Australian Commonwealth legislation and have all permits and licenses regarding cultural heritage, native title and various other social issues. See Item 1. "Business—Regulatory Matters—Australia" for a discussion of the permitting conditions applicable to Curragh.

Summaries of Curragh's coal resources and reserves estimates as of December 31, 2023 and 2022 are shown in Tables 4 and 5, respectively.

Table 4. Curragh – Summary of Coal Resources Exclusive of Reserves at the End of the Fiscal Year Ended December 31, 2023 and 2022.[1]

	Coal Resources (Wet Tons, In Situ, MMt)[2][3]				Quality (Air-Dried Basis)		
	Measured	Indicated	Measured + Indicated	Inferred	Ash	Sulfur	Volatile Matter
December 31, 2023							
Open Cut	167	81	247	54	22.9%	0.60%	19.1%
Underground	41	62	103	106	18.6%	0.40%	18.1%
Total	**208**	**143**	**350**	**160**			
December 31, 2022							
Open Cut	328	184	512	142	19.5%	0.50%	18.4%
Total	**328**	**184**	**512**	**142**			

(1) Curragh determines the resources exclusive of reserves below a 15:1 in-situ strip ratio as being suitable for open pit mining, and above 15:1 in-situ strip ratio being suitable for underground mining with a minimum seam thickness of 1.8 meters.
(2) There are resources suitable for open cut mining outside of the declared reserves. The initial economic assessment for resources exclusive of reserves as of December 31, 2022, and 2023 assumed revenue pricing based on an assumed long-term average realized sales prices of $143 per Mt (FOB) and $133 per Mt (FOB), respectively, for the open cut resources and $147 per Mt (FOB) and $140 per Mt (FOB), respectively, for the underground resources. This is explained further in Section 11.5 of the Curragh TRS.
(3) Table 1-1 of the Curragh TRS provides a summary of Curragh resource tons inclusive of reserve tons as of December 31, 2023.
(4) Reported on a 5.3% in-situ moisture basis.
(5) Some numerical figures in the above table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.

Table 5. Curragh – Summary of Coal Reserves (Marketable Sales Basis) at the End of the Fiscal Year Ended December 31, 2023 and 2022.[1]

	Demonstrated Coal Reserves (Wet Tons, Washed or Direct Shipped, MMt)[2]			Quality (Air-Dried Basis)		
	Proven	Probable	Total	Ash	Sulfur	Volatile Matter
December 31, 2023						
Open Cut	173	16	189	12.2%	0.5%	19.5%
Underground	25	9	34	10.0%	0.3%	16.9%
Total	**198**	**25**	**223**			
December 31, 2022						
Open Cut	188	18	205	10.7%	0.4%	19.0%
Total	**188**	**18**	**205**			

(1) Based on long-term revenue pricing assumption data outlined by Coronado described in Section 16 of the Curragh TRS. The pricing data assumes an average realized price of $141 per Mt produced over the LOM as of December 31, 2022 and $131 per Mt sold over the LOM as of December 31, 2023.
(2) The December 31, 2022 marketable reserves are reported on an 11.0% moisture basis. For the December 31, 2023 marketing reserves, the open cut marketable reserves are reported on a 9.5% product moisture basis and the underground marketable reserves are reported on a 10% product moisture basis.
(3) Some numerical figures in the above table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.

From December 31, 2022, to December 31, 2023, measured and indicated resources decreased by approximately 32%, from 512 MMt to 350 MMt. This decrease in measured and indicated resources is attributable to the conversion of resources to reserves being declared in 2023 for the underground project. From December 31, 2022, to December 31, 2023, total marketable coal reserves increased by approximately 9%, from 205 MMt to approximately 223 MMt. This increase in marketable coal reserves is attributable mainly to the addition of the Curragh North underground project reserves estimate. A TRS with respect to Curragh, updating the TRS with respect to Curragh incorporated by reference into Coronado's Annual Report on Form 10-K for the year ended December 31, 2022, was prepared in February 2024 due to material differences in the key modifying factors, including the addition of an underground LOM plan and changes to coal sales price assumptions, operating costs and capital costs, from December 31, 2022 to December 31, 2023.

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Barry Lay, BSc Geology (Hons); MAusIMM of Resology Pty Ltd, Daniel Millers, B. Eng.; MAusIMM(CP), who is employed full-time as the Superintendent Long Term Planning of our subsidiary, Coronado Curragh Pty Ltd, and Chris Wilkinson, BSc (Mining); MAusIMM(CP); Director Mining Consultancy Services (Australia) Pty Ltd, whom we refer to, collectively, as the Australian QPs, prepared the estimates of coal resources and reserves summarized in Tables 4 and 5. A copy of the Australian QPs' technical report summary, or TRS, with respect to Curragh, dated February 16, 2024, or the Curragh TRS, is filed as Exhibit 96.1 hereto. None of Mr. Barry Lay, Resology Pty Ltd, Mr. Chris Wilkinson or Mining Consultancy Services (Australia) Pty Ltd are affiliated with Coronado.

The Australian QPs prepared the estimates of Curragh coal resources and reserves using drilling data available from exploration activities at Curragh conducted by numerous entities over time. Most of this information was obtained prior to our acquisition of Curragh, using varying drilling and core-logging techniques, survey methods and testing procedures. As a result, in verifying the data, the Australian QPs made certain assumptions about the adequacy of the processes performed and comparability of the data based on their professional experience and familiarity with Curragh.

Per Section 12.1 of the Curragh TRS, coal reserve estimates were classified as proven or probable, with consideration given to "modifying factors," including mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Section 22.2 of the Curragh TRS includes a risk assessment of the key modifying factors that could potentially impact the operations and therefore the estimate of coal reserves and resources.

As summarized in Section 7.1 of the Curragh TRS, the concentration of exploration drill holes varies slightly across the Curragh property. The location of the drilling is shown on the maps included in Section 7. Points of observation include exploration drill holes, degas holes and mine measurements, which have been fully vetted and processed into a geological model. The geological model is based on seam depositional modelling, the interrelationship of overlying and underlying strata on seam mineability, seam thickness trends, the impact of seam structure (i.e., faulting), intra-seam characteristics, etc. Section 11.6 of the Curragh TRS summarizes the drill hole spacings and accuracy associated with each resource category.

Coal quality is instrumental in determining whether there are reasonable prospects for economic extraction of a coal resource and the economic viability of a coal reserve. These quality attributes aided in converting in-situ resource tons to demonstrated coal reserves (recoverable washed tons). The reserve and resource criteria are presented in Sections 12.1 and 11.3, respectively, of the Curragh TRS, including assumptions related to seam density, minimum cut-off thickness, and recoveries. Pricing data as provided by Coronado is described in Table 16.2 of the Curragh TRS. These are weighted-average realized values across the LOM schedule.

Regarding production rates as described in Section 13 of the Curragh TRS, the mine plan and productivity expectations consider historical performance and efforts have been made to adjust the plan to reflect current technology and future conditions. Additional mine-specific factors can be found in Section 13 of the Curragh TRS.

Buchanan

Buchanan is a production-stage mining property, consisting of one active underground mine and supporting infrastructure that produces Low-Vol Met coal using the longwall mining method. The mine complex is located in Buchanan County in southwest Virginia. A map of Buchanan is shown in Figure 4.

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Figure 4. Coronado Buchanan Mine Complex Property Location Map.


Virginia
West Virginia
Buchanan County
Grundy
War
VP-4
Patterson
Keen Mountain
Grundy
Vansant
Vansant
Bradshaw
Jewell Ridge
War
Amonate
Shortt Gap
VP-2
McDowell County
Buchanan No.1
Keen Mtn. Fault
Tazewell County
Dry Fork Anticline
Vansant
Big A Mtn
Keen Mountain
Honaker
Jewell Ridge
Richlands
Boissevain Fault
Amonate
Pounding Mill
Russell County
Richlands
Russell Fork Fault
Raven
0
4
Miles
Claypool Hill

The Buchanan mine complex is located approximately 6.4 kilometers southeast of Oakwood, Virginia, and 16 kilometers southeast of Grundy, Virginia. The coordinates of the Buchanan CPP are latitude 37° 09' 40" and longitude 81° 59' 13" (Easting 984,100', Northing 320,100' – in the VA State Plane South NAD 27 grid system). The nearest major population centers are Roanoke, Virginia, and Lexington, Kentucky, which are about 153 kilometers northeast and 290 kilometers northwest of the property, respectively. From U.S. Route 460, which runs through Oakwood, a well-developed network of improved and unimproved roads provides access to the property. The surface facilities at Buchanan are located along a Norfolk Southern rail line, which serves as the primary means of transport for produced coal. Norfolk Southern transports coal from the Buchanan mine complex either to domestic customers or to Lamberts Point Coal Terminal Pier 6 in Norfolk, Virginia, for overseas shipment.

Buchanan has ready access to water, electricity and personnel to support its operations. The mine complex sources water from streams that flow over Company-owned property. The mine also utilizes ground water from an old, abandoned mine. Electricity is sourced from American Electric Power. Personnel have historically been sourced from the surrounding communities in Buchanan, Tazewell, McDowell and Pike Counties and have proven to be adequate in numbers to operate the mine complex. As mining is common in the surrounding areas, the workforce is generally familiar with mining practices, and many are experienced miners.

The property mineral rights are composed of approximately 33,578 total hectares, of which 25,853 are leased or subleased from private landholders under approximately 150 individual coal lease tracts, and 7,725 hectares are owned by Coronado. Subject to Coronado's exercising its renewal rights thereunder, all the leases expire upon exhaustion of the relevant coal reserves, which is expected to occur in 2042.

Under the terms of the relevant leases, we are required to pay royalties ranging from 4% to 6% of the selling price of coal mined from the corresponding leasehold and, for the majority, an annual minimum royalty, irrespective of production. Coal produced at Buchanan, however, is not subject to "wheelage fees" (i.e., fees payable on coal mined and removed from properties other than the particular leasehold and hauled across the leasehold premises).

The property was formerly controlled by Consolidation Coal Company, or CONSOL. Mine development was started by CONSOL in 1983 and longwall production began in 1987. Coronado acquired the Buchanan Mine from CONSOL in March 2016. Production history has been approximately 4.4 MMt in 2021, 3.9 MMt in 2022 and 3.6 MMt in 2023.

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Our right to commercially mine and recover coal reserves at Buchanan overlaps with the right of an affiliate of CNX Resources Corporation, which we refer to as the Gas Party, to commercially recover and develop coal gas interests from the mine area. The Gas Party and we have entered into certain agreements to regulate the interaction between, and coordinate, our respective operations. In general, the combination of these overlapping interests allows for mutual benefits to the parties, namely, the degassing of our coal mining operations in the mine, which helps assure the safety of mine personnel, and the Gas Party's commercial capture and sale of the coal gas. In addition, the Gas Party's drilling activities have contributed to exploration efforts with respect to coal deposits at Buchanan. As the only natural gas supplier in the area, we purchase our requirements of natural gas for the operation of our thermal dryer at Buchanan from the Gas Party.

Before Coronado took over mining operations at Buchanan, CONSOL Energy had conducted extensive exploration of the property. We have continued exploration at the property through a program of core drilling to confirm reserves, establish additional resources and assess the geotechnical viability of mining.

Buchanan produces primarily a Low-Vol HCC, but it also produces a premium Low-Vol PCI product. The Buchanan mine extracts coal from the Pocahontas #3 seam of the Pennsylvanian-age Pocahontas Formation, which is the principal minable coal seam of that formation. The seam is situated below drainage throughout the Property and is accessed by vertical shafts. The seam thickness averages 1.57 meters within the mining area.

The Buchanan mine currently extracts coal using a single longwall system supported by six continuous miner sections, which develop main entries and gate roads in preparation for the longwall. Each continuous miner section is equipped with one or two continuous miners, two roof bolters and two or three coal haulage units. After extraction, a series of conveyor belts deliver raw coal to an underground storage bunker. The Buchanan mine complex uses a skip hoist system to lift raw coal to the surface. Buchanan has a CPP that processes raw coal at a rate of approximately 1,270 raw tph, as well as the other necessary support infrastructure, including loadout and portal facilities.

Generally, the mining equipment and facilities at Buchanan are in good operating condition. We focus on the long-term potential of the mine complex and regularly monitor developments in the mining industry for technology improvements and new equipment that could help us increase efficiency and lower our costs. Since acquiring the Buchanan operations, we have implemented improvements at the CPP, which have resulted in increased capacity. From time to time, we also update and improve other equipment and facilities to maintain their usefulness and optimize our competitiveness. For example, we rebuild our longwall shear, drives and cycling shields after every panel. We have also entered into life cycle management agreements for our continuous miner equipment, installed programmable logic controller, or PLC, controls on the skip hoist system, upgraded our belt drives for increased horsepower, deployed state-of-the-art Fletcher roof bolters on our continuous miner sections and switched to PLC control systems and variable frequency drive, or VFD, starters on our belt drives. As of December 31, 2023, the book value of Buchanan and its associated plant and equipment was $464.7 million.

We are not aware of any significant encumbrances or defects in title with respect to the Property. Additionally, we believe we have obtained all requisite mining and discharge permits to conduct our operations at Buchanan and expect to be able to obtain all required permits in the future. The Buchanan mine complex holds one state permit, with the associated NPDES permit.

Buchanan is subject to a federal black lung excise tax of $1.21 per ton for underground mining and a federal reclamation tax of $0.13 per ton for underground mining. However, the federal black lung excise tax applies only with respect to coal sold domestically. Additionally, Buchanan is subject to a Virginia reclamation tax of $0.05 per ton (which amount is contributed to a state-funded bond pool) and a Virginia severance tax of 2% for all coal sold. See Item 1. "Business—Regulatory Matters—United States" for a discussion of the permitting conditions applicable to Buchanan.

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Summaries of Buchanan's coal resources and reserves as of December 31, 2023 and 2022 are shown in Tables 6 and 7, respectively.

Table 6. Buchanan – Summary of Coal Resources Exclusive of Reserves at the End of the Fiscal Year Ended December 31, 2023 and 2022.[1]

	Coal Resources (Dry Tons, In Situ, MMt)[2][3]				Quality (Air-Dried Basis)		
	Measured	Indicated	Measured + Indicated	Inferred	Ash	Sulfur	Volatile Matter
December 31, 2023	31	4	35	—	16.0%	0.8%	18.0%
December 31, 2022	34	6	40	—	25.0%	0.7%	16.0%

(1) Pricing for resources is described in Section 11.3.1 of the Buchanan TRS (as defined below). Based on assumed long-term average price of $110 per Mt (FOB loadout) for Buchanan resources as of December 31, 2022 and $143 per Mt (FOB loadout) for resources at December 31, 2023, representing the long-term average price forecast for Buchanan based on independent price forecasts.
(2) Exclusive of reserve tons. Table 1-1 of the Buchanan TRS provides a summary of Buchanan resource tons inclusive of reserve tons as of December 31, 2023.
(3) Reported on a dry basis. Surface moisture and inherent moisture are excluded.
(4) Some numerical figures in the above table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.

Table 7. Buchanan – Summary of Coal Reserves (Marketable Sales Basis) at the End of the Fiscal Year Ended December 31, 2023 and 2022.[1]

	Demonstrated Coal Reserves (Wet Tons, Washed or Direct Shipped, MMt)[2]			Quality (Air-Dried Basis)		
	Proven	Probable	Total	Ash	Sulfur	Volatile Matter
December 31, 2023	87	5	92	6.0%	0.7%	20.0%
December 31, 2022	88	5	93	6.0%	0.7%	19.0%

(1) Pricing data as provided by Coronado is described in Section 16.2 of the Buchanan TRS. For Buchanan reserves as of December 31, 2022, the pricing data assumes a weighted average domestic and international FOB-mine price of approximately $179 per Mt for calendar year 2023; the weighted average price decreases to approximately $132 to $143 per Mt through year 2027 and averages approximately $153 per Mt over the LOM. For Buchanan reserves as of December 31, 2023, the pricing data assumes a weighted average domestic and international FOB-mine price of approximately $172 per Mt for calendar year 2024; the weighted average price decreases to approximately $138 to $145 per Mt through year 2028 and averages approximately $173 per Mt over the LOM.
(2) Reported on a 6.0% moisture basis.
(3) Some numerical figures in the above table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.

From December 31, 2022 to December 31, 2023, total reserves decreased approximately 1%, from approximately 93.0 MMt to approximately 92.0 MMt. This net reduction of 1.0 MMt of total reserves was attributable to a combination of updates to the mine plan along with one year of mining depletion. A TRS with respect to Buchanan, updating the TRS with respect to Buchanan filed with Coronado's Annual Report on Form 10-K for the year ended December 31, 2022, was prepared in February 2024 due to material differences in the key financial modifying factors, including mining plans, coal sales price assumptions, operating costs and capital costs from December 31, 2022 to December 31, 2023. Mining plans are discussed in Section 13 of the Buchanan TRS. Coal sales price assumptions underlying the reserve estimates are discussed in Sections 12 and 16 of the Buchanan TRS, while operating costs and capital costs assumptions underlying the reserve estimates are discussed in Sections 18 and 19 of the Buchanan TRS. The differences in the key financial modifying factors did not have a material impact on the reserve estimates from December 31, 2022 to December 31, 2023. From December 31, 2022 to December 31, 2023, measured and indicated resources decreased by approximately 13%, due to conversion of a portion of the resources to reserves. Updated financial inputs, including coal sales price assumptions and operating and capital costs used in estimating the resources exclusive of reserves, as discussed in Section 11.3 of the Buchanan TRS, did not have a material impact on the measured and indicated resource estimates as of December 31, 2023, as compared to the measured and indicated resource estimates as of December 31, 2022.

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Marshall Miller & Associates, Inc., a third-party firm comprising mining experts, whom we refer to as the U.S. QPs, prepared the estimates of coal resources and reserves as of December 31, 2023 summarized in Tables 6 and 7. A copy of the U.S. QPs' TRS with respect to Buchanan, dated as of February 16, 2024, or the Buchanan TRS, is filed as Exhibit 96.2 hereto. The U.S. QPs are not affiliated with Coronado.

The U.S. QPs prepared the estimates of coal resources and reserves using core drilling data available from exploration activities at Buchanan conducted by numerous entities over time. Most of this information was obtained prior to our acquisition of the property, using varying drilling and core-logging techniques, survey methods and testing procedures. As a result, in verifying the data, the U.S. QPs made certain assumptions about the adequacy of the processes performed and comparability of the data based on their professional experience and familiarity with Buchanan.

Per Section 12.1 of the Buchanan TRS, coal reserves were classified as proven or probable considering "modifying factors," including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Section 22.2 of the Buchanan TRS includes a risk assessment of the key modifying factors that could potentially impact the operations and therefore the estimate of coal reserves and resources.

As summarized in Section 7.1 in the Buchanan TRS, the U.S. QPs utilized 15,725 available core, rotary, channel samples, mine measurements and coalbed methane wells on and around the Buchanan property. Points of observation include exploration drill holes, degas holes, and mine measurements, which have been fully vetted and processed into a geologic model. The geologic model is based on seam depositional modeling, the interrelationship of overlying and underlying strata on seam mineability, seam thickness trends, the impact of seam structure (i.e., faulting), intra-seam characteristics, etc. The U.S. QPs completed a geostatistical analysis on drill holes within the reserve boundaries to determine the applicability of the common United States classification system for measured and indicated coal resources. Historically, the United States has assumed that coal within 0.4 kilometers of a point of observation represents a measured resource, whereas coal between 0.4 kilometers and 1.2 kilometers from a point of observation is classified as indicated. Inferred resources are commonly assumed to be located between 1.2 kilometers and 4.8 kilometers from a point of observation. The U.S. QPs performed a geostatistical analysis of the Buchanan data set using the Drill Hole Spacing Analysis, or DHSA, method. DHSA prescribes that measured, indicated and inferred drill hole spacings be determined at the 10%, 20%, and 50% levels of relative error, respectively. Comparing the results of the DHSA to the historical standards, it is evident that the historical standards are more conservative than even the most conservative DHSA model with regards to determining measured resources. The Exponential model included in the DHSA recommends using a radius of 0.67 kilometers for measured resources compared to the historical value of 0.4 kilometers. With respect to indicated resources the DHSA falls in line closely with the historical standards. The Exponential and Spherical models of the DHSA recommend using a radius of 1.08 kilometers from a point of observation for indicated resources, while the Gaussian model included in the DHSA recommends a radius of 1.10 kilometers from a point of observation for indicated resources. These values line up closely with the historical radius of 1.2 kilometers. These results have led the U.S. QPs to report the data following the historical classification standards, rather than use the results of the DHSA.

Coal quality is instrumental in determining the viability of a coal deposit. Per Section 8.2 of the Buchanan TRS, coal quality conforms to the American Society for Testing and Materials, or ASTM, standards. These quality attributes aided in converting dry, in-place tons to demonstrated coal reserves (recoverable washed tons). The reserve and resource criteria are presented in Table 11-1 of the Buchanan TRS, including assumptions related to seam density, minimum cut-off thickness, and recoveries.

Regarding production rates as described in Section 13.2 of the Buchanan TRS, the mine plan and productivity expectations reflect historical performance and efforts have been made to adjust the plan to reflect future conditions. Mine development and operation have not been optimized within the Buchanan TRS.

Logan

Coronado's Logan property is currently in the production stage. Logan consists of four active underground mines and supporting infrastructure that produce High-Volatile Met coal using the room and pillar mining method and two active surface mines (Toney Fork and Elklick) and supporting infrastructure that produce both Met and thermal coal using the contour and highwall mining methods. Underground mine operations were active during 2023 at the Lower War Eagle, Eagle No. 1 and Muddy Bridge Mines with three, three and two active mining sections, respectively. The North Fork Winifrede Mine was active but was fully depleted in 2023. The Powellton No. 1 Mine was in the process of being rehabilitated and had minimal production during the fourth quarter of 2023, with plans to initiate full production with one mining section in the first quarter of 2024. The Logan complex life plan includes 13 proposed mines, consisting of ten underground mines and three surface mines. The property is located in Boone, Logan and Wyoming Counties in southern West Virginia. The surface facilities are located in Logan County, West Virginia. A map of Logan is shown in Figure 5.

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Figure 5. Coronado Logan Mine Complex Property Location Map.


Boone County
Logan County
Wyoming County
Loadout Facilities
Prep Plant
Buffalo
Creek
Lorado
Huff
Creek
Kilometers
Miles
Coordinate System: WVS NAD27

The Logan mine complex encompasses the towns of Lorado and Pardee in Logan County, West Virginia, and Cyclone and Lacoma in Wyoming County, West Virginia. The coordinates of the Saunders CPP are latitude 37° 47' 58" and longitude 81° 40' 01" (Easting 1,806,880', Northing 291,517' – in the WV State Plane South NAD 27 grid system). The nearest major population centers are Huntington, West Virginia, and Charleston, West Virginia, which are about 145 kilometers northwest and 129 kilometers northeast of the property, respectively. From U.S. Route 119, which runs through Mingo, Logan and Boone Counties to the north, a well-developed network of improved and unimproved roads provides access to the property, including Route 16 and Route 10, which run east-west across the property in Logan County and Wyoming County, respectively. The Logan surface facilities are located approximately 21 kilometers northeast of Man, West Virginia, along a CSX Corporation, or CSX, rail line, which serves as the primary means of transport for produced coal. CSX transports coal from Logan either to domestic customers or to the Kinder Morgan Pier IX and Dominion Terminals in Norfolk, Virginia, for overseas shipment.

Logan has ready access to water, electricity and personnel to support its operations. Buffalo Creek Public Service District supplies water and American Electric Power supplies electricity to the mine complex. Mine personnel generally live in the surrounding communities of Logan, Boone, Wyoming and Mingo Counties in West Virginia.

The property mineral rights are composed of 13,183 total hectares, 13,114 of which are leased from private landholders under approximately 15 individual leases, and 69 hectares are owned by Coronado. Subject to Coronado exercising its renewal rights thereunder, a majority of the leases, covering a majority of the Logan reserves, expire upon exhaustion of the relevant coal reserves, which is expected to occur in 2057. One lease expires in 2032; however, Coronado is projected to have previously exhausted the reserves covered thereby.

Under the terms of the leases, we are required to pay royalties ranging from 3.0% to 9.0% of revenue from sales of coal produced depending on mining method. Certain of the leases also provide for “wheelage fees” ranging from 0.25% to 1.0% of revenue from sales of coal mined and removed from properties other than the particular leasehold and hauled across the leasehold premises.

The mining of Logan was commenced in 1945 by Lorado Mining Company, or Lorado. Lorado was sold to Buffalo Mining Company in 1964 and then to Pittston Coal Company in 1971. Pittston operated the property until the early 1990’s. After being idle for a period, the property was then sold to Addington Resources in 2004. Imagin Natural Resources acquired the property in 2007 and sold it to Cliffs Natural Resources Inc. (now known as Cleveland-Cliffs Inc.) in 2011, which in turn sold the property to Coronado in 2014. Production history has been approximately 1.9 MMt in 2021, 2.1 MMt in 2022 and 2.5 MMt in 2023.

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Before Coronado acquired Logan, previous owners had conducted extensive exploration on the property. Coronado has continued exploration at the property through a program of core drilling to confirm reserves, establish additional resources and assess the geotechnical viability of mining.

Logan produces primarily High-Vol Met coal (HVA HCC and HVB HCC), mined from various seams of the Kanawha Formation. A few of the seams lie below drainage; however, a substantial number of metallurgical coal seams are situated above drainage. Logan also produces thermal coal from upper portions of the Kanawha Formation.

As of December 31, 2023, underground mine operations were active at the Lower War Eagle, Eagle No. 1 and Muddy Bridge Mines with three, three and two active mining sections, respectively, using the room-and-pillar method. The North Fork Winifrede Mine was fully depleted in 2023. The Powellton No. 1 Mine was in process of being rehabilitated and had minimal production during the fourth quarter of 2023, with plans to initiate full production with one mining section in the first quarter of 2024.

All sections of the active underground mines at Logan are configured as full super sections, with two continuous miners per section. Each section also has two roof bolters, four shuttle cars and two scoops. From the continuous miner at the production face, the shuttle cars haul extracted coal to a feeder breaker, which transfers raw coal to a conveyor belt for transport to a surface stockpile holding area. A shared overland conveyor carries raw coal from the Lower War Eagle mine to a CPP. Trucks haul raw coal from the Eagle No. 1 and North Fork Winifrede mines to the CPP and from the Muddy Bridge mine to the Logan overland conveyor. The CPP has a feed rate capacity of 1,088 raw tph. The CPP site includes raw coal storage, clean coal storage, a loadout connected to a CSX rail line and refuse disposal area.

The Toney Fork and Elklick surface mines extract Met and thermal coal using the contour and area mining methods. The mines use spreads of front-end loaders, large tractors/dozers and rock trucks to remove overburden and expose the coal. We will deploy highwall mining when overburden volumes exceed economical stripping ratios associated with area and contour mining. Trucks haul raw coal from Toney Fork and Elklick to the CPP site for cleaning or to the loading site to be shipped directly to customers.

Our current plans at Logan contemplate 13 proposed mines, consisting of ten underground mines and three surface mines, including the six mines currently in operation. The proposed underground mines would extract coal using the room and pillar mining method, and the proposed surface mines would extract coal using area, contour or highwall mining methods, or some combination thereof.

Generally, the mining equipment and facilities at Logan are in good operating condition. We focus on the long-term potential of the mine complex and regularly monitor developments in the mining industry for technology improvements and new equipment that could help us increase efficiency and lower our costs. Logan's oldest mining equipment and facilities, including the CPP and loadout facility, began operations in 2008, when the Powellton No. 1 mine started production. Since acquiring the Logan operations, we have implemented improvements at the CPP, which have resulted in increased capacity. From time to time, we also update and improve other equipment and facilities to maintain their usefulness and optimize our competitiveness. As of December 31, 2023, the book value of Logan and its associated plant and equipment was $244.1 million.

We are not aware of any significant encumbrances or defects in title with respect to the property. Additionally, we believe we have obtained all requisite mining and discharge permits to conduct our operations at Logan and expect to be able to obtain or renew all required permits in the future. The Logan mine complex holds 27 state permits with associated NPDES permits.

Logan is subject to a federal black lung excise tax of $1.21 per ton for underground mining and $0.61 per ton for surface and highwall mining; however, this tax applies only with respect to coal sold domestically. Logan is also subject to a federal reclamation fee of $0.13 per ton for underground mining and $0.31 per ton for surface and highwall mining. Additionally, Logan is subject to a West Virginia reclamation tax of $0.308 per ton and a West Virginia severance tax of 1.0% to 5.0% of revenues for all coal produced. See Item 1. "Business—Regulatory Matters—United States" for a discussion of the permitting conditions applicable to Logan.

Summaries of Logan's coal resources and reserves as of December 31, 2023 and 2022 are shown in Tables 8 and 9, respectively.

Table 8. Logan – Summary of Coal Resources Exclusive of Reserves at the End of the Fiscal Year Ended December 31, 2023 and 2022.[1]

	Coal Resources (Dry Tons, In Situ, MMt)[2][3]				Quality (Air-Dried Basis)		
	Measured	Indicated	Measured + Indicated	Inferred	Ash	Sulfur	Volatile Matter
December 31, 2023	39	36	75	3	17.0%	1.0%	31.0%
December 31, 2022	45	37	82	3	24.0%	1.0%	28.0%

(1) Pricing for resources is described in Section 11.3.1 of the Logan TRS (as defined below). For Logan resources as of December 31, 2022, based on assumed long-term average price of $154 per Mt (FOB loadout) for underground-mineable resources, representing the long-term average price forecast for HVB provided by Coronado; surface resources were assessed at a sales price of $83 per Mt (FOB loadout) based on estimated historical pricing for Coronado's surface operations. For Logan resources as of December 31, 2023, based on assumed long-term average price of $154 per Mt (FOB loadout) for underground-mineable resources, representing the long-term average price forecast for HVB provided by Coronado; surface resources were assessed at a sales price of $83 per Mt (FOB loadout) based on estimated historical pricing for Coronado's surface operations.

(2) Exclusive of reserve tons. Table 1-1 of the Logan TRS provides a summary of Logan resource tons inclusive of reserve tons as of December 31, 2023.

(3) Reported on a dry basis. Surface moisture and inherent moisture are excluded.

(4) Some numerical figures in the above table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.

Table 9. Logan – Summary of Coal Reserves (Marketable Sales Basis) at the End of the Fiscal Year Ended December 31, 2023 and 2022.[1]

	Demonstrated Coal Reserves (Wet Tons, Washed or Direct Shipped, MMt)[2]			Quality (Air-Dried Basis)		
	Proven	Probable	Total	Ash	Sulfur	Volatile Matter
December 31, 2023	55	16	71	8.0%	0.9%	35.0%
December 31, 2022	53	17	71	8.0%	0.9%	36.0%

(1) Pricing data as provided by Coronado is described in Section 16.2 of the Logan TRS. For Logan reserves as of December 31, 2022, the pricing data assumes respective HVA, HVB and thermal FOB-mine prices of approximately $192, $170, and $227 per Mt for calendar year 2023. HVA, HVB, and thermal prices decrease to approximately $151, $132, and $83 per Mt, respectively, through year 2027, and then increase to $271, $237, and $150 per Mt, respectively, through year 2056. For Logan reserves as of December 31, 2023, the pricing data assumes respective HVA, HVB and thermal FOB-mine prices of approximately $162, $144, and $120 per Mt for calendar year 2024. HVA, HVB, and thermal prices respectively decrease to approximately $161, $143, and $114 per Mt through year 2026, and then increase to $308, $273, and $212 per Mt through year 2057.

(2) Reported on a 4.5% - 6.0% moisture basis.

(3) Some numerical figures in the above table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.

From December 31, 2022 to December 31, 2023, total reserves remain unchanged. This consistent number of total reserves was attributable to a combination of updates to the mine plans, including conversion of select resources to reserves, along with one year of mining depletion. A TRS with respect to Logan, updating the TRS with respect to Logan filed with Coronado's Annual Report on Form 10-K for the year ended December 31, 2022, was prepared in February 2024 due to material differences in the key financial modifying factors including coal sales price assumptions, operating costs and capital costs from December 31, 2022, to December 31, 2023. Coal sales price assumptions underlying the reserve estimates are discussed in Sections 12 and 16 of the Logan TRS, while operating costs and capital costs assumptions underlying the reserve estimates are discussed in Sections 18 and 19 of the Logan TRS. The differences in the key financial modifying factors did not have a material impact on the reserve estimates as of December 31, 2023, as compared to the reserve estimates as of December 31, 2022. From December 31, 2022, to December 31, 2023, measured and indicated resources decreased by approximately 8.5%, from approximately 82 MMt to 75 MMt. This net reduction of 7 MMt of measured and indicated mineral resources was attributable to one year of mining depletion along with changes to the mine plan. Updated financial inputs, including coal sales price assumptions and operating and capital costs used in estimating the resources exclusive of reserves, including conversion of resources to reserves, as discussed in Section 11.3 of the Logan TRS, did not have a material impact on the measured and indicated resource estimates as of December 31, 2023, as compared to the measured and indicated resource estimates as of December 31, 2022.

Marshall Miller & Associates, Inc., a third-party firm comprising mining experts, whom we refer to as the U.S. QPs, prepared the estimates of coal resources and reserves as of December 31, 2023 summarized in Tables 8 and 9. A copy of the U.S. QPs' TRS with respect to Logan, dated as of February 16, 2024, or the Logan TRS, is filed as Exhibit 96.3 hereto. The U.S. QPs are not affiliated with Coronado.

The U.S. QPs prepared the estimates of coal resources and reserves using core drilling data available from exploration activities at Logan conducted by numerous entities over time. Most of this information was obtained prior to our acquisition of the property, using varying drilling and core-logging techniques, survey methods and testing procedures. As a result, in verifying the data, the U.S. QPs made certain assumptions about the adequacy of the processes performed and comparability of the data based on their professional experience and familiarity with Logan. Per Section 12.1 of the Logan TRS, coal reserves were classified as proven or probable considering "modifying factors," including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Section 22.2 of the Logan TRS includes a risk assessment of the key modifying factors that could potentially impact the operations and therefore the estimate of coal reserves and resources.

As summarized in Section 7.1 in the Logan TRS, the U.S. QPs utilized 1,133 available core, rotary, and gas well drilling on and around the Logan property. Mine data from active underground mines was supplied to supplement the exploration drillhole records, by seam. Points of observation include exploration drill holes, gas wells, and mine measurements, which have been fully vetted and processed into a geologic model. The geologic model is based on seam depositional modeling, the interrelationship of overlying and underlying strata on seam mineability, seam thickness trends, the impact of seam structure (i.e., faulting), intra-seam characteristics, etc. The U.S. QPs completed a geostatistical analysis on drill holes within the reserve boundaries to determine the applicability of the common United States classification system for measured and indicated coal resources. Historically, the United States has assumed that coal within 0.4 kilometers of a point of observation represents a measured resource whereas coal between 0.4 kilometers and 1.2 kilometers from a point of observation is classified as indicated. Inferred resources are commonly assumed to be located between 1.2 kilometers and 4.8 kilometers from a point of observation. The U.S. QPs performed a geostatistical analysis of the Logan data set using the DHSA method. DHSA prescribes measured, indicated, and inferred drill hole spacings be determined at the 10%, 20%, and 50% levels of relative error, respectively. Comparing the results of the DHSA to the historical standards, it is evident that the historical standards are more conservative than even the most conservative DHSA model with regards to determining measured resources. The Exponential and Spherical models recommend using a radius of 0.87 kilometers for measured resources compared to the historical value of 0.4 kilometers. With respect to indicated resources the Spherical and Exponential models recommend using a radius of 1.53 kilometers. The historical radius of 1.2 kilometers is therefore also more conservative than the DHSA results for indicated resources. These results have led the U.S. QPs to report the data following the historical classification standards, rather than use the results of the DHSA.

Coal quality is instrumental in determining the viability of a coal deposit. Per Section 8.2 of the Logan TRS, coal quality conforms to the ASTM standards. These quality attributes aided in converting dry, in-place tons to demonstrated coal reserves (recoverable washed tons). The reserve and resource criteria are presented in Table 11-1 of the Logan TRS, including assumptions related to seam density, minimum cut-off thickness, and recoveries. Pricing data as provided by Coronado is described in Section 16.2 of the Logan TRS.

Regarding production rates as described in Section 13.2 of the Logan TRS, the projected underground mines are set up similarly to the four active underground operations as of December 31, 2023. Each mine is scheduled to operate one to three production sections. All sections are configured as full super sections with two continuous miners per section. Three surface resource areas were modeled. Mining operations are projected to utilize area, as well as contour, mining methods. The three areas planned for highwall mining are assumed to be mined by a contractor; therefore, the contractor costs included in the financial model assume that the contractor is responsible for staffing those operations along with providing necessary equipment capital. Spoil for final highwall reclamation is expected to come from strategic placement of spoil on pre-existing benches by haul trucks such that they are within the push distance of the reclamation dozer. Additional information regarding mine-specific production factors can be found in Section 13.4 of the Logan TRS.

Mon Valley

The Mon Valley mine complex comprises three development-stage mining properties, namely, Pangburn, Shaner and Fallowfield, each consisting of a proposed underground mine that would produce High-Vol Met coal using the room and pillar mining method. The preliminary design for the properties also includes plans for surface facilities and a preparation plant for each mine. The properties reside in Allegheny, Washington and Westmoreland Counties in southwestern Pennsylvania. The proposed facilities include a barge loading dock and CSX rail loadout on the Monongahela River in Allegheny County, Pennsylvania, which would ship clean coal from all three mines to end customers. A map of Mon Valley is shown in Figure 6.

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Figure 6. Coronado Mon Valley Mine Complex Property Location Map.


Allegheny County
Shaner
Pangburn
Washington County
Westmoreland County
Fayette County
Fallowfield
Elizabeth
Donora
Bentleyville
West Newton
Irwin
51
70
Miles
Coordinate System PASNAD27

Mon Valley is located approximately 22.5 kilometers southeast of Pittsburgh, Pennsylvania, near the communities of Bentleyville, Lockview, Monongahela, Elizabeth, Sutersville and Irwin, Pennsylvania. The coordinates of the proposed infrastructure are latitude 40° 15' 24" and longitude 79° 53' 50" (Easting 1,398,821’, Northing 343,480’ – in the PA State Plane South NAD 27 grid system). From U.S. Interstate 70 and Pennsylvania Route 51, which traverse the Fallowfield and Pangburn areas, respectively, a well-developed network of improved and unimproved roads allows general access to the property. The Monongahela and Youghiogheny Rivers also run through the property. The primary means of transport for produced coal would be by barge on the Monongahela River/Ohio River system. Additionally, a CSX rail line located along the banks of the Monongahela River would provide another option for the shipment of coal.

Mon Valley has sources of water, power, and supplies readily available for use. Personnel in the area have historically been sourced from the surrounding communities in Allegheny, Washington, and Westmoreland Counties, and have proven to be adequate in numbers to operate the mines. As mining is common in the surrounding areas, the workforce is generally familiar with mining practices, and many are experienced miners. Water is expected to be sourced locally from a nearby public water sources or rivers. Electricity is anticipated to be sourced from West Penn Power or Duquesne Light. The service industry in the areas surrounding the proposed mine complex has historically provided supplies, equipment repairs and fabrication, etc.

The property mineral rights are composed of 41,615 total hectares, of which 1,339 are leased from private landholders under two leases, and 40,276 hectares are owned by Coronado. Subject to Coronado’s exercising its renewal rights thereunder, both of the leases expire upon exhaustion of the relevant coal reserves, which is expected to occur in 2101.

A predecessor of CONSOL Energy previously controlled the properties. We acquired the properties from CONSOL Energy in March 2016 in connection with the acquisition of the Buchanan property.

Before we acquired Mon Valley, CONSOL Energy had conducted extensive exploration of Mon Valley. We have continued an exploration program focused on defining reserves and assessing the geotechnical viability of mining.

Mon Valley is capable of producing primarily a High-Vol Met coal from the Upper Freeport seam of the Pennsylvania-age Allegheny Formation. The seam is situated below drainage throughout the properties and would be accessed with slopes and shafts. The seam thickness in the projected mining areas averages 1.95 meters.

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Under our current mine development plans, production would begin at the Pangburn mine in 2033, followed by the Shaner mine in 2039 and, finally, the Fallowfield mine in 2058. The proposed Mon Valley underground mines would use the room and pillar mining method with limited pillaring as to cause no subsidence. Each mine would have three continuous miner sections, with two continuous miners, two roof bolters, four shuttle cars and two scoops per section. The shuttle cars would haul extracted coal from the production face to a feeder breaker-conveyor system, which would carry raw coal to a surface stockpile and CPP. The CPPs and surface facilities would have large raw and clean coal storage areas to facilitate efficient loading of clean coal into barges or rail cars for transport. We have not yet completed detailed designs of the infrastructure or surface facilities for the proposed Shaner and Fallowfield mines.

As of December 31, 2023, the book value of Mon Valley was $17.5 million.

We are not aware of any significant encumbrances or defects in title with respect to the properties. However, we will be required to obtain alternate zoning approval from the local township. Further, we will be required to submit formal permit applications to state or federal regulatory agencies. Although we have commenced the work to obtain the necessary permits and zoning variances, we are aware that the period of time necessary to obtain final authorizations, for purposes of commencing the development, construction and ultimate production at the proposed mine site, may be significant, and there can be no assurance that we can obtain the necessary zoning and permits. See Item 1. "Business—Regulatory Matters—United States" for a discussion of the permitting conditions applicable to Mon Valley.

Coal mined from the Mon Valley mine complex would be subject to a federal black lung excise tax of $1.21 per ton for underground mining and a federal reclamation tax of $0.13 per ton for underground mining. However, the federal black lung excise tax will only apply with respect to coal sold domestically.

Mon Valley contains no resources exclusive of reserve tons as of December 31, 2023 and 2022. Table 1-1 of the Mon Valley TRS (as defined below) provides a summary of Mon Valley resource tons inclusive of reserve tons as of December 31, 2023.

A summary of Mon Valley's coal reserves as of December 31, 2023 and 2022 is shown in Table 10.

Table 10. Mon Valley – Summary of Coal Reserves (Marketable Sales Basis) at the End of the Fiscal Year Ended December 31, 2023 and 2022.[1]

	Demonstrated Coal Reserves (Wet Tons, Washed or Direct Shipped, MMt)[2]			Quality (Air-Dried Basis)		
	Proven	Probable	Total	Ash	Sulfur	Volatile Matter
December 31, 2023	78	57	134	8.0%	1.2%[3]	35.0%
December 31, 2022	78	57	134	8.0%	1.2%	35.0%

(1) Pricing data as provided by Coronado is described in Section 16.2 of the Mon Valley TRS. For Mon Valley reserves as of December 31, 2022, the pricing data assumes HVB domestic and export FOB-mine prices of approximately $130 and $114 per Mt, respectively, for calendar year 2028; HVB domestic and export prices increase to approximately $208 and $178 per Mt, respectively, through year 2050, and then increased by 2% annual inflation thereafter. For Mon Valley reserves as of December 31, 2023, the pricing data assumes a blended HVB domestic and export FOB-mine nominal price of $164 per Mt for calendar year 2029; HVB domestic and export prices respectively are increased by 2% annual inflation thereafter.

(2) Reported on a 6.0% moisture basis.

(3) LOM sulfur for Pangburn is an estimated 1.2%; however, overall Mon Valley Complex reserve average is 1.4% sulfur.

(4) Some numerical figures in the above table have been subject to rounding adjustments. Accordingly, numerical figures shown as totals may not equal the sum of the figures that precede them.

Total reserves did not change from December 31, 2022, to December 31, 2023. A TRS with respect to Mon Valley, updating the TRS with respect to Mon Valley filed with Coronado's Annual Report on Form 10-K for the year ended December 31, 2022, was prepared in February 2024 due to material differences in the key financial modifying factors including coal sales price assumptions, operating costs and capital costs from December 31, 2022, to December 31, 2023. Coal sales price assumptions are discussed in Sections 12 and 16 of the Mon Valley TRS, while operating costs and capital costs are discussed in Sections 18 and 19 of the Mon Valley TRS.

Marshall Miller & Associates, Inc., a third-party firm comprising mining, whom we refer to as the U.S. QPs, prepared the estimates of coal reserves summarized in Tables 10. A copy of the U.S. QPs' TRS with respect to Mon Valley (Pennsylvania Upper Freeport Holdings), dated as of February 16, 2024, or the Mon Valley TRS, is filed as Exhibit 96.4 hereto. The U.S. QPs are not affiliated with Coronado.

The U.S. QPs prepared the estimates of coal resources and reserves using core drilling data available from exploration activities at Mon Valley conducted by numerous entities over time. Most of this information was obtained prior to our acquisition of the Property, using varying drilling and core-logging techniques, survey methods and testing procedures. As a result, in verifying the data, the U.S. QPs made certain assumptions about the adequacy of the processes performed and comparability of the data based on their professional experience and familiarity with Mon Valley.

Per Section 12.1 of the Mon Valley TRS, coal reserves were classified as proven or probable considering "modifying factors," including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Section 22.2 of the Mon Valley TRS includes a risk assessment of the key modifying factors that could potentially impact the operations and therefore the estimate of coal reserves and resources.

As summarized in Section 7.1 in the Mon Valley TRS, the U.S. QPs utilized approximately 750 available core and rotary holes on and around the Mon Valley properties. Points of observation include exploration drill holes, degas holes, and mine measurements, which have been fully vetted and processed into a geologic model. The geologic model is based on seam depositional modeling, the interrelationship of overlying and underlying strata on seam mineability, seam thickness trends, the impact of seam structure (i.e. faulting), intra-seam characteristics, etc. The U.S. QPs completed a geostatistical analysis on drill holes within the reserve boundaries to determine the applicability of the common United States classification system for measured and indicated coal resources. Historically, the United States has assumed that coal within 0.4 kilometers of a point of observation represents a measured resource whereas coal between 0.4 kilometer and 1.2 kilometers from a point of observation is classified as indicated. Inferred resources are commonly assumed to be located between 1.2 kilometers and 4.8 kilometers from a point of observation. The U.S. QPs performed a geostatistical analysis of the Pennsylvania data set using the DHSA method. DHSA prescribes measured, indicated, and inferred drill hole spacings be determined at the 10-percent, 20-percent, and 50-percent levels of relative error, respectively. Comparing the results of the DHSA to the historical standards, it is evident that the historical standards are more conservative than even the most conservative DHSA model with regards to determining measured resources. The Gaussian and Spherical models recommend using a radius of 0.72 kilometers for measured resources compared to the historical value of 0.4 kilometers. With respect to indicated resources the DHSA falls in line closely with the historical standards. The Exponential model recommends using a radius 1.43 kilometers, while the Spherical and Gaussian models recommend a radius of 1.42 kilometers, respectively. These values line up closely with the historical radius of 1.2 kilometers. These results have led the U.S. QPs to report the data following the historical classification standards, rather than use the results of the DHSA.

Coal quality is instrumental in determining the viability of a coal deposit. Per Section 8.2 of the Mon Valley TRS, coal quality conforms to the ASTM standards. These quality attributes aided in converting dry, in-place tons to demonstrated coal reserves (recoverable washed tons). The reserve and resource criteria are presented in Table 11-1 of the Mon Valley TRS, including assumptions related to seam density, minimum cut-off thickness, and recoveries. Pricing data as provided by Coronado is described in Section 16.2 of the Mon Valley TRS.

Regarding production rates as described in Section 13.2 of the Mon Valley TRS, the Mon Valley mine complex is not yet active, with three distinct mines and CPPs planned. The mine plan and productivity expectations reflect historical performance from other similar mines with similar conditions and efforts have been made to adjust the plan to reflect future conditions. Mine development and operation have not been optimized within the Mon Valley TRS. Additional mine-specific factors can be found in Section 13.4 of the Mon Valley TRS.

Greenbrier (Non-Material Property)

The Greenbrier property has been idled since April 1, 2020. During the fourth quarter of 2020, the Company committed to a plan to sell Greenbrier on the basis that it does not form part of the Company's core business strategy. The Greenbrier property is not considered material to Coronado's business or financial conditions, and thus no update was completed for Greenbrier in 2024. Resources exclusive of reserves are based on assumed (December 31, 2022) long-term average price of $154 per Mt (FOB loadout) for all resources, representing the Company's long-term average price forecast for Greenbrier. The December 31, 2022, reserve pricing data assumes respective Mid-Vol/Low-Vol and thermal/PCI FOB-mine prices of approximately $152 and $80 per Mt for calendar year 2028. Mid-Vol/Low-Vol and thermal/PCI prices increase to approximately $206 and $109 per Mt, respectively, through year 2043. The Greenbrier operations are projected to be fully depleted in 2043. Marketable reserve tons are reported on a moist basis, including a combination of surface and inherent moisture. The combination of surface and inherent moisture is modeled at 6.0%.

Russell County (Non-Material Property)

The Russell County property is not considered material to Coronado's business or financial conditions. In addition, pursuant to the current mine plan, the property will only start generating cash flows when it commences production in 2040. Resources exclusive of reserves are based on assumed long-term average price of $143 per Mt (FOB loadout), representing the Company's long-term average price forecast for Russell County. The pricing data assumes HVA FOB-mine prices with a weighted LOM average of approximately $263 per Mt. Marketable reserve tons are reported on a moist basis, including a combination of surface and inherent moisture. The combination of surface and inherent moisture is modeled at 6.0%.

Internal Controls

Our staff of geologists and engineers worked with the qualified persons throughout the mineral resource and reserve estimation process and provided data from our own exploration and operating activities at the properties. We have internal control procedures, including quality assurance/quality control procedures and internal verification of input data and geological modelling, subject to multi-level review, to help ensure the validity of the data. These procedures include, but are not limited to:

- Oversight and approval of each annual statement by responsible senior officers;

- Independent, external review of new and materially changed estimates at regular intervals;

- Annual reconciliation with internal planning by our staff of geologists and engineers to validate coal reserve and coal resource estimates for operating mines, including the following procedures:

  - Assessments of drilling, sampling and quality assurance/quality control data, resource modelling, resource estimation, classification, and reporting;

  - Assessment and benchmarking of production assumptions, mining rate and production schedules against historical production data;

  - Assessments of capital and operating costs against other comparable projects for reasonableness;

  - Continual identification and evaluation of material technical issues likely to impact the five-year plan and the future performance of producing properties;

- An examination of historical information and results in respect of the technical aspects of the properties by our staff of geologists and engineers, including a review of the following key elements:

  - Geology mapping, reports and models, including geotechnical and hydrology aspects;

  - Coal resource and coal reserve estimates;

  - Mining operations and proposed growth options;

  - Coal preparation facilities;

  - Coal handling and transport;

  - Environmental matters and approvals;

  - Land management, including leases and other pertinent agreements;

  - Veracity of existing information supporting five-year plans and business plans;

  - Identification of key project drivers; and

  - Risks and opportunities.

The pricing information used for preliminary resource valuation and to estimate our proven and probable coal reserves was based on prices under our existing contracts and price forecasts. Below is a description of some of the factors that could affect price forecasts for Met and thermal coal products on a mine-by-mine and product-by-product basis. Differences between the assumptions and analyses included in the price forecasts and realized factors could cause actual pricing to differ from the forecasts.

Metallurgical. Several factors can influence Met coal supply and demand and pricing. Demand is impacted by economic conditions and demand for steel and is also impacted by competing technologies used to make steel, some of which do not use coal as a manufacturing input. Competition from other types of coal is also a key price consideration and can be impacted by coal quality and characteristics, delivered energy cost (including transportation costs), customer service and support and reliability of supply.

Seaborne Met coal import demand can be significantly impacted by the availability of local coal production, particularly in leading Met coal import countries such as China and India, among others, as well as country-specific policies restricting or promoting domestic supply. The competitiveness of seaborne Met coal supply from leading Met coal exporting countries, such as Australia, the United States, Russia, Canada and Mongolia, among others, is also an important price consideration.

In addition to the factors noted above, the prices which may be obtained at each individual mine or future mine can be impacted by factors such as (i) the mine's location, which impacts the total delivered energy costs to its customers, (ii) quality characteristics, particularly if they are unique relative to competing mines, (iii) assumed transportation costs and (iv) other mine costs that are contractually passed on to customers in certain commercial relationships.

Thermal. Several factors can influence thermal coal supply and demand and pricing. Demand is sensitive to total electric power generation volumes, which are determined in part by the impact of weather on heating and cooling demand, inter-fuel competition in the electric power generation mix, changes in capacity (additions and retirements), inter-basin or inter-country coal competition, coal stockpiles and policy and regulations. Supply considerations impacting pricing include reserve positions, mining methods, strip ratios, production costs and capacity and the cost of new supply (new mine developments or extensions at existing mines).

The cost information that the QPs used for preliminary resource valuation and to estimate our proven and probable reserves were generally internal projected future costs based on historical costs and expected future trends. The estimated costs normally include mining, processing, transportation, royalty, tax and other mining-related costs. Our estimated mining and processing costs reflect projected changes in prices of consumable commodities (mainly diesel fuel, natural gas, explosives and steel), labor costs, geological and mining conditions, targeted product qualities and other mining-related costs. Estimates for other sales-related costs (mainly transportation, royalty and tax) are based on contractual prices or fixed rates. Specific factors that may impact the cost at our various operations include:

- *Geological settings.* The geological characteristics of each mine are among the most important factors that determine the mining cost. Our geology department conducts the exploration program and provides geological models for the LOM process. Coal seam depth, thickness, dipping angle, partings and quality constrain the available mining methods and size of operations. Shallow coal is typically mined by surface mining methods by which the primary cost is overburden removal. Deep coal is typically mined by underground mining methods where the primary costs include coal extraction, conveyance and roof control.

- *Scale of operations and the equipment sizes.* For surface mines, our dragline systems generally have a lower unit cost than truck-and-shovel systems for overburden removal. The longwall operations generally are more cost effective than bord-and-pillar operations for underground mines.

- *Commodity prices.* For surface mines, the costs of diesel fuel and explosives are major components of the total mining cost. For underground mines, the steel used for roof bolts represents a significant cost. Commodity price forecasts are used to project those costs in the financial models we use to establish our reserves.

- *Target product quality.* By targeting a premium quality, product, our mining and processing processes may experience more coal losses. By lowering product quality, the coal losses can be minimized and therefore a lower cost per Mt can be achieved. In our mine plans, the product qualities are estimated to correspond to existing contracts and forecasted market demands.

- *Transportation costs.* We have entered into arrangements with third parties to gain access to transportation infrastructure and services where required, including rail carriers and port owners. Where coal is exported or sold other than at the mine gate, the costs associated with these arrangements represent a significant portion of both the total cost of supplying coal to customers and of our production costs. As a result, the cost of transportation is not only a key factor in our cost base but also in the purchasing decision of customers. Our transportation costs vary by region. See Item 1. "Business—Transportation" for more information regarding transportation arrangements for our operations.

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- *Royalty costs.* As conditions to certain of the Tenements, Curragh is subject to royalties payable to the Queensland government as described in Item 1. "Business—Regulatory Matters—Australia—Mineral Resources Act 1989 (Qld)". These royalties are in addition to the Stanwell rebate, as described in Item 1. "Business—Customers—Stanwell." Royalty costs at our U.S. Operations are based upon contractual agreements for the coal leased from private owners and vary from property to property and by the type of mine (i.e., surface or underground). The royalty rates under leases at our U.S. Operations range between 3% - 9% of revenues from coal sales. Under some of the leases, we are required to pay minimum royalties, regardless of production, and/or "wheelage fees" (i.e., fees payable on coal mined and removed from properties other than the particular leasehold and hauled across the leasehold premises).

- *Black lung, severance and reclamation taxes.* Our U.S. Operations are subject to a federal black lung excise tax on coal sold domestically.

- *Exchange rates.* Costs related to our Australian Operations are predominantly denominated in A$, while the coal that our Australian Operations export is sold in US$. As a result, A$-US$ exchange rates impact the U.S. dollar cost of our Australian Operations' production.

For further discussion of comprehensive risk inherent in the estimation, see Item 1A. "Risk Factors—Operational and Technology Risks—We rely on estimates of our recoverable resources and reserves, which are complex due to geological characteristics of the properties and the number of assumptions made.

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ITEM 3. LEGAL PROCEEDINGS.

We are involved in various legal proceedings occurring in the ordinary course of business. It is the opinion of management, after consultation with legal counsel, that these matters will not materially affect our consolidated financial position, results of operations or cash flows.

The Company is subject to a wide variety of laws and regulations within the legal jurisdiction in which it operates. See "Part I, Item 1. Business—Regulatory Matters" for additional information. The Company believes that it is in substantial compliance with federal, state and local laws and regulations.

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ITEM 4. MINE SAFETY DISCLOSURES

Safety is the cornerstone of the Company's values and is the number one priority for all employees at Coronado Global Resources.

Our U.S. Operations include multiple mining complexes across three states and are regulated by both the U.S. Mine Safety and Health Administration, or MSHA, and state regulatory agencies. Under regulations mandated by the Federal Mine Safety and Health Act of 1977, or the Mine Act, MSHA inspects our U.S. mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act.

In accordance with Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K (17 CFR 229.104), each operator of a coal or other mine is required to report certain mine safety results in its periodic reports filed with the SEC under the Exchange Act.

Information pertaining to mine safety matters is included in Exhibit 95.1 attached to this Annual Report on Form 10-K. The disclosures reflect the United States mining operations only, as these requirements do not apply to our mines operated outside the United States.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our CDIs, each representing one-tenth of one share of our common stock, have been listed on the ASX under the trading symbol "CRN" since October 23, 2018. Prior to such time, there was no public market for our securities. There is no principal market in the United States for our CDIs or shares of our common stock.

Holders

As of December 31, 2023, we had 167,645,373 shares of our common stock issued and outstanding with 7,735 holders of record. The holders included CHESS Depositary Nominees Pty Limited, which held 90,337,270 shares of our common stock in the form of CDIs on behalf of the CDI holders; there were 7,734 registered owners of our CDIs on December 31, 2023.

Series A Preferred Share

On September 20, 2018, we issued the Series A Preferred Share to Coronado Group LLC, at par value. The offer, sale, and issuance of the Series A Share were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipient of the Series A Share acquired the Series A Share for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the Series A Share.

Dividends

The payment of dividends is at the discretion of the Board of Directors. The decision as to whether or not a dividend will be paid will be subject to a number of considerations including the general business environment, operating results, cash flows, future capital requirements, regulatory and contractual restrictions, as well as applicable covenants under the Senior Secured Notes Indenture governing our Notes and covenants under the ABL Facility and any other factors the Board of Directors may consider relevant.

Our objective in setting our dividend policy is to deliver stockholder returns while maintaining flexibility to pursue our strategic initiatives within a prudent capital structure. Our dividend policy is to distribute between 60% and 100% of available free cash. Available free cash is defined as net cash from operating activities less capital expenditure, acquisition expenditure, amounts reserved for capital expenditure and acquisition expenditure and amounts required for debt servicing. In circumstances where there is surplus available free cash, at the discretion of our Board of Directors and in light of business and market conditions, we may consider the potential for additional stockholder returns through special dividends and share buy-backs as part of its broader capital management strategy.

Summary Description of the Company's Non-Stockholder Approved Equity Compensation Plans

The Company does not have any non-stockholder approved equity compensation plans.

Recent Sales of Unregistered Securities

Other than as previously disclosed in a Quarterly Report on Form 10-Q or in a Current Report on Form 8-K, we did not issue any shares of our common stock in a transaction that was not registered under the Securities Act during the year ended December 31, 2023.

Purchases of Equity Securities by the Issuer and Affiliated Purchases

We had no repurchases of equity securities for the three months ended December 31, 2023.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of our Financial Condition and Results of Operations, or MD&A, should be read in conjunction with the Consolidated Financial Statements and the related notes to those statements included elsewhere in this Annual Report on Form 10-K.

Overview

For the year ended December 31, 2023, we produced and sold 15.8 MMt of coal. Met coal and thermal coal sales represented 75.8% and 24.2%, respectively, of our total volume of coal sold and 91.4% and 8.6%, respectively, of total coal revenues.

During the year ended December 31, 2023, Coronado navigated through some operational headwinds that were out of our control.

Our Australian Operations suffered production downtime as a result of severe weather events, including significant rainfall in the March and December quarters, and unscheduled downtime of a dragline due to mechanical failure. Despite these adverse events, our Australian Operations completed planned maintenance on its two coal preparation plants and invested in additional fleets to advance pre-strip waste movement, to decongest the operating pits, and to improve the mine's strike-length and future coal availability. In addition to lost production from the unforeseen events, our Australian Operation also experienced significant shipping delays in the December quarter due to labor issues faced at the RG Tanna Coal Terminal resulting in deferral of sales volumes to 2024.

Our U.S. Operations were impacted by geotechnical issues at the Buchanan mine, specifically a roof fall in the December quarter, resulting in 10 days outage to production to repair equipment and secure additional roof support, and the impact of a rock intrusion in the September quarter resulting in a 14-day outage to production as we mined through the intrusion. Both events have been successfully addressed, with normal longwall operating conditions restored at the mine.

Overall, for the year ended December 31, 2023, saleable production was 0.2MMt lower and sales volume was 0.6MMt compared to the year ended December 31, 2022.

The benchmark PLV HCC FOB AUS average for the year ended December 31, 2023, of $296.3 per Mt was 18.5% lower compared to $363.7 per Mt for the year ended December 31, 2022, when we saw record high prices as global Met coal supply readjusted from the impact of the Russia and Ukraine war.

Met coal market remains buoyant as demand in emerging and developing economies, such as India, a major export destination, continues to be strong. The PLV HCC FOB AUS index price trended upwards in the second half of 2023 increasing 39% to $323.8 per Mt at the end of December 31, 2023. This increase is primarily due to a combination of tight supply from Australia, caused by adverse weather events and reduced port throughput in Queensland, and heightened demand from Indian and Asian steel makers who were restocking from lower inventory levels.

Coal revenues of $2,830.7 million for the year ended December 31, 2023, 19.8% lower compared to 2022, was largely driven by lower sales volumes, 0.6MMt lower compared to 2022 and lower average realized Met price per Mt sold, which was $50.2 per Mt lower than the average realized Met price of $265.8 per Mt sold for the year ended December 31, 2022.

Mining costs for the year ended December 31, 2023, were $273.1 million and $19.2 per Mt sold higher compared to the corresponding period in 2022, largely driven by the impacts of lower production following significant weather events and equipment breakdown at our Australian Operations, adverse geological conditions at our U.S. Operations, combined with elevated inflation levels mobilization of additional fleets, and port constraints impacting sales volumes at our Australian Operations.

Dividends

During the year ended December 31, 2023, Coronado paid total dividends of $16.7 million to stockholders and CDI holders on the ASX.

Liquidity

As of December 31, 2023, our net cash position was $96.7 million, comprised of $339.0 million cash and cash equivalents (excluding restricted cash) less $242.3 million aggregate principal amount of Notes outstanding. Coronado had available liquidity of $489.0 million as of December 31, 2023, consisting of cash and cash equivalents (excluding restricted cash), unrestricted short-term deposits of $21.9 million and $128.1 million availability under our New ABL facility.

Safety

For our Australian Operations, the twelve-month rolling average Total Reportable Injury Frequency Rate at December 31, 2023 was 1.83 compared to 3.92 at the end of December 31, 2022. At our U.S. Operations, the twelve-month rolling average Total Reportable Incident Rate, at December 31, 2023 was 1.44 compared to 2.42 at the end of December 31, 2022. These strong results reflect a record safety rate at our U.S. Operations under Coronado's ownership, and the best safety rate since May 2018 for our Australian Operations. Reportable rates for our Australian and U.S. Operations are below the relevant industry benchmarks.

Our Lower War Eagle mine, part of our Logan mining complex at our U.S. Operations, which includes multiple underground and surface mines, achieved 4 years of being Lost Time Injury, or LTI, free in 2023.

The safety of our workforce is our number one priority, and we remain focused on the safety and wellbeing of all employees and contracting parties. Coronado continues to implement safety initiatives to improve our safety rates every quarter.

Segment Reporting

In accordance with Accounting Standards Codification, or ASC, 280, Segment Reporting, we have adopted the following reporting segments: Australia and the United States. In addition, "Other and Corporate" is not a reporting segment but is disclosed for the purposes of reconciliation to our Consolidated Financial Statements.

Results of Operations

How We Evaluate Our Operations

We evaluate our operations based on the volume of coal we can safely produce and sell in compliance with regulatory standards, and the prices we receive for our coal. Our sales volume and sales prices are largely dependent upon the terms of our coal sales contracts, for which prices generally are set based on daily index averages, on a quarterly basis or on annual fixed price contracts.

Our management uses a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability. These financial and operating metrics include: (i) safety and environmental metrics; (ii) Adjusted EBITDA; (iii) total sales volumes and average realized price per Mt sold, which we define as total coal revenues divided by total sales volume; (iv) Met coal sales volumes and average realized Met price per Mt sold, which we define as Met coal revenues divided by Met coal sales volume; (v) average segment mining costs per Mt sold, which we define as mining costs divided by sales volumes (excluding non-produced coal) for the respective segment; (vi) average segment operating costs per Mt sold, which we define as segment operating costs divided by sales volumes for the respective segment and (vii) net cash, which we define as cash and cash equivalents (excluding restricted cash) less outstanding aggregate principal amount of the Notes.

Coal revenues are shown on our Consolidated Statements of Operations and Comprehensive Income exclusive of other revenues. Generally, export sale contracts for our Australian Operations require us to bear the cost of freight from our mines to the applicable outbound shipping port, while freight costs from the port to the end destination are typically borne by the customer. In circumstances where we sell through intermediaries to the export market from our U.S. Operations, sales are recognized when the title to the coal passes to the customer at the mine load out similar to a domestic sale. For our domestic sales, customers typically bear the cost of freight. As such, freight expenses are excluded from the cost of coal revenues to allow for consistency and comparability in evaluating our operating performance.

Non-GAAP Financial Measures; Other Measures

The following discussion of our results includes references to and analysis of Adjusted EBITDA, Segment Adjusted EBITDA and mining costs, which are financial measures not recognized in accordance with U.S. GAAP. Non-GAAP financial measures, including Adjusted EBITDA, Segment Adjusted EBITDA and mining costs, are useful to our investors to measure our operating performance.

Non-GAAP financial measures are intended to provide additional information only and do not have any standard meaning prescribed by U.S. GAAP. These measures should not be considered in isolation or as substitute for measures of performance prepared in accordance with U.S. GAAP.

Adjusted EBITDA, a non-GAAP measure, is defined as earnings before interest, tax, depreciation, depletion and amortization and other foreign exchange losses. Adjusted EBITDA is also adjusted for certain discrete non-recurring items that we exclude in analyzing each of our segments' operating performance. Adjusted EBITDA is not intended to serve as an alternative to U.S. GAAP measures of performance and may not be comparable to similarly titled measures presented by other companies. A reconciliation of Adjusted EBITDA to its most directly comparable measure under U.S. GAAP is included below.

Segment Adjusted EBITDA is defined as Adjusted EBITDA by operating and reporting segment, adjusted for certain transactions, eliminations or adjustments that our CODM does not consider for making decisions to allocate resources among segments or assessing segment performance. Segment Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our Consolidated Financial Statements such as investors, industry analysts and lenders to assess the operating performance of the business.

Mining costs, a non-GAAP measure, are based on the reported cost of coal revenues, which is shown on our statement of operations and comprehensive income exclusive of freight expense, Stanwell rebate, other royalties, depreciation, depletion and amortization and selling, general and administrative expenses, adjusted for other items that do not relate directly to the costs incurred to produce coal at the mine. Mining costs exclude these cost components as our CODM does not view these costs as directly attributable to the production of coal. Mining costs is used as a supplemental financial measure by management, providing an accurate view of the costs directly attributable to the production of coal at our mining segments, and by external users of our Consolidated Financial Statements, such as investors, industry analysts and ratings agencies, to assess our mine operating performance in comparison to the mine operating performance of other companies in the coal industry.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Summary

The financial and operational highlights for the year ended December 31, 2023 include:

- Net income of $156.1 million for the year ended December 31, 2023, decreased by $615.6 million, from $771.7 million for the year ended December 31, 2022. The decrease was primarily driven by lower coal revenues and higher mining and operating costs, partially offset by an income tax benefit in 2023 compared to an income tax expense in 2022.

- Average realized Met price per Mt sold of $215.7 for the year ended December 31, 2023 was $50.2 per Mt sold lower compared to $265.8 per Mt sold for the year ended December 31, 2022, largely a result of lower Met coal index price in 2023 compared to the record highs in 2022 from the impacts of the Russia and Ukraine war. The first half of 2023 saw Met coal index prices decline significantly as steel demand weakened, however, Met coal prices trended upwards in the second half of 2023 due to tight supply and port constraints in Australia.

- Total sales volume was 15.8 MMt for the year ended December 31, 2023, or 0.6 MMt lower than the year ended December 31, 2022. The lower sales volumes were primarily driven by port constraints impacting shipments from RG Tanna Terminal in Queensland, Australia and production downtime from significant wet weather events and equipment breakdowns at our Australian Operations combined with geological issues at our U.S. Operations.

- Adjusted EBITDA for the year ended December 31, 2023, totaled $381.7 million, a decrease of $833.9 million, from Adjusted EBITDA of $1,215.6 million for the year ended December 31, 2022. This decrease was a result of lower coal revenues and higher operating costs.

| | For Year Ended December 31, | | | |
| | (US$ in thousands) | | | |
	2023	2022	Change	%
Revenues:				
Coal revenues	2,830,689	3,527,626	(696,937)	(19.8%)
Other revenues	59,914	43,916	15,998	36.4%
Total revenues	2,890,603	3,571,542	(680,939)	(19.1%)
Costs and expenses:				
Cost of coal revenues (exclusive of items shown separately below)	1,731,630	1,515,585	216,045	14.3%
Depreciation, depletion and amortization	160,711	167,046	(6,335)	(3.8%)
Freight expenses	259,710	249,081	10,629	4.3%
Stanwell rebate	136,523	165,995	(29,472)	(17.8%)
Other royalties	345,882	385,065	(39,183)	(10.2%)
Selling, general, and administrative expenses	84,177	42,499	41,678	98.1%
Total costs and expenses	2,718,633	2,525,271	193,362	7.7%
Other income (expenses):				
Interest expense, net	(56,751)	(67,632)	10,881	(16.1%)
Loss on debt extinguishment	(1,385)	(5,336)	3,951	(74.0%)
Decrease (increase) in provision for discounting and credit losses	4,216	(3,821)	8,037	(210.3%)
Other, net	5,764	33,795	(28,031)	(82.9%)
Total other expense, net	(48,156)	(42,994)	(5,162)	12.0%
Income before tax	123,814	1,003,277	(879,463)	(87.7%)
Income tax benefit (expense)	32,251	(231,574)	263,825	(113.9%)
Net income	156,065	771,703	(615,638)	(79.8%)
Net income attributable to Coronado Global Resources Inc.	156,065	771,703	(615,638)	(79.8%)

Coal revenues

Coal revenues were $2,830.7 million for the year ended December 31, 2023, a decrease of $696.9 million, compared to $3,527.6 million for the year ended December 31, 2022. This decrease was driven by 0.6 MMt lower sales volumes in 2023 and lower average realized Met price per Mt sold of $215.7 for the year ended December 31, 2023, compared to $265.8 per Mt sold in 2022.

Other revenues

Other revenues were $59.9 million for the year ended December 31, 2023, an increase of $16.0 million, compared to $43.9 million for the same period in 2022. This increase was primarily driven by termination fee revenue from a coal sales contract cancelled at our U.S. Operations.

Cost of coal revenues (exclusive of Items shown separately below)

Cost of coal revenues comprised of costs related to produced tons sold, along with changes in both the volumes and carrying values of coal inventory. Cost of coal revenues include items such as direct operating costs, which include employee-related costs, materials and supplies, contractor services, coal handling and preparation costs and production taxes.

Total cost of coal revenues was $1,731.6 million for the year ended December 31, 2023, an increase of $216.0 million, compared to $1,515.6 million for the same period in 2022.

Cost of coal revenues for our Australian Operations for the year ended December 31, 2023, were $155.8 million higher compared to the same period in 2022, primarily driven by additional fleets mobilized in 2023 to advance pre-strip overburden removal, the inflationary impact on labor, contractor and other supply costs, higher maintenance expenses from unexpected equipment failures, partially offset by lower purchased coal and favorable foreign exchange rate on translation of our Australian Operations for the year ended December 31, 2023, of A$/US$: 0.66 compared to 0.70 for the same period in 2022. Cost of coal revenues for our U.S. Operations were $60.3 million higher for the year ended December 31, 2023, compared to the same period in 2022, also impacted by an elevated inflationary environment and higher consumables and unplanned maintenance costs following a rock intrusion and a roof collapse in 2023.

Depreciation, depletion and amortization

Depreciation, depletion and amortization were $160.7 million for the year ended December 31, 2023, a decrease of $6.3 million, compared to $167.0 million for the year ended December 31, 2022. The decrease was associated with assets fully depreciated, lower depreciation rates following annual useful life review at the beginning of 2023 and favorable average foreign exchange rate on translation of the Australian Operations, partially offset by depreciation on equipment brought into service during the year ended December 31, 2023.

Freight expenses

Freight expenses totaled $259.7 million for the year ended December 31, 2023, an increase of $10.6 million, compared to $249.1 million for the same period in 2022. Rail costs at our Australian Operations contributed $13.2 million to the increase, mainly due to higher regulated costs associated with access to the Central Queensland Coal Network, partially offset by lower freight costs at our U.S. Operations due to lower sales volumes.

Stanwell rebate

The Stanwell rebate was $136.5 million for the year ended December 31, 2023, a decrease of $29.5 million, as compared to $166.0 million for the year ended December 31, 2022. The decrease was due to lower realized reference coal pricing for the prior twelve-month period used to calculate the rebate compared to the same period in 2022 and favorable average foreign exchange rate on translation of the Australian Operations.

Other royalties

Other royalties were $345.9 million for the year ended December 31, 2023, a decrease of $39.2 million, as compared to $385.1 million for the year ended December 31, 2022. Our Australian Operations contributed to $36.0 million of the decrease due to lower coal revenues and favorable exchange rate on translation of the Australian Operations, partially offset by the adverse impact of the new QLD royalty regime, effective from July 1, 2022, which resulted in $59 million additional royalty cost in 2023.

Selling, general, and administrative expenses

Selling, general, and administrative expenses increased by $41.7 million to $84.2 million for the year ended December 31, 2023, compared to $42.5 million for the year ended December 31, 2022. The increase relates to the additional accrual of $41.3 million relating to the stamp duty on Curragh's acquisition assessed by the QRO. The Company disputes the amount assessed by the QRO. Refer to Part II, Item 8. Financial Statements and Supplementary Data, Note 26 "Contingencies" for further information.

Interest Expense, net

Interest expense, net was $56.8 million for the year ended December 31, 2023, a decrease of $10.9 million compared to $67.6 million for the same period in 2022. The decrease was due to lower aggregate principal amount of the Notes outstanding following redemptions of $72.7 million in the fourth quarter of 2022.

Decrease (increase) in Provision for Discounting and Credit Losses

Decrease in provision for discounting and credit losses of $4.2 million for the year ended December 31, 2023, a favorable movement of $8.0 million compared to increase in provision for discounting and credit losses of $3.8 million for the year ended December 31, 2022. The lower provision was primarily driven by collection of certain overdue trade receivables at December 31, 2022 during the year ended December 31, 2023.

Other, net

Other, net was $5.8 million in the year ended December 31, 2023, a decrease of $28.0 million compared to of $33.8 million for the year ended December 31, 2022. The decrease largely relates to lower foreign exchange gains recognized in the translation of short-term inter-entity balances between certain entities within the Group that are denominated in currencies other than their respective functional currencies.

Income tax benefit (expense)

Income tax benefit of $32.2 million for the year ended December 31, 2023, compared to $231.6 million income tax expense for the year ended December 31, 2022, primarily driven by loss before tax from our Australian operations and the benefit of prior year tax return adjustments and amendments.

The income tax benefit for the year ended December 31, 2023 resulted in an annual effective tax rate of (26.0%).

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The Company's comparison of 2022 results to 2021 results is included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, under Part II Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Supplemental Segment Financial Data

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Australian Operations

	For Year Ended December 31,			
	(US$ in thousands)			
	2023	2022	Change	%
Sales Volume (MMt)	9.9	10.0	(0.1)	(1.0)%
Total revenues ($)	1,681,522	2,116,555	(435,033)	(20.6)%
Coal revenues ($)	1,645,752	2,078,518	(432,766)	(20.8)%
Average realized price per Mt sold ($/Mt)	167.0	208.9	(41.9)	(20.0)%
Met sales volume (MMt)	6.8	6.5	0.3	4.2%
Met coal revenues ($)	1,557,471	1,968,173	(410,702)	(20.9)%
Average realized Met price per Mt sold ($/Mt)	230.2	303.1	(72.9)	(24.1)%
Mining costs ($)	1,058,598	864,616	193,982	22.4%
Mining costs per Mt sold ($/Mt)	108.5	89.5	19.0	21.2%
Operating costs ($)	1,679,954	1,575,786	104,168	6.6%
Operating costs per Mt sold ($/Mt)	170.5	158.3	12.2	7.7%
Segment Adjusted EBITDA ($)	2,249	541,208	(538,959)	(99.6)%

Coal revenues for our Australian Operations for the year ended December 31, 2023, were $1,645.8 million, a decrease of $432.8 million, or 20.6%, compared to $2,078.5 million for the year ended December 31, 2022. This decrease was primarily driven by lower average realized Met price of $230.2 per Mt, a decrease of $72.9 per Mt, compared to $303.1 per Mt sold during the same period in 2022. The higher realized price during the year ended December 31, 2022, was a result of higher Met coal index prices from disruptions in trade flows and supply dynamics caused by the war between Russia and Ukraine. Significant wet weather events and port constraints during 2023 impacted the recovery from low sales volumes in 2022 and overall sales volumes remained consistent year on year.

Operating costs increased by $104.2 million, or 6.6%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was driven by higher mining costs and freight expense. Mining costs were $194.0 million, or 22.4%, higher for the year ended December 31, 2023, compared to the same period in 2022, due to additional fleets mobilized in 2023, inflationary impact on costs and additional repairs and maintenance costs associated with equipment failures. Higher mining costs were partially offset by favorable average foreign exchange on translation of our Australian Operations, lower Stanwell rebate and other royalties' expense as a result of lower sales volume and lower price realizations. Mining and Operating costs per Mt sold increased by $19.0 and $12.2, respectively, compared to the same period in 2022, due to increased costs and lower sales volume.

For the year ended December 31, 2023, Segment Adjusted EBITDA was $2.2 million, a decrease of $539.0 million compared to Segment Adjusted EBITDA of $541.2 million for the year ended December 31, 2022. This decrease was a result of lower coal revenues and higher mining and operating costs.

United States

	For Year Ended December 31,			
	(US$ in thousands)			
	2023	2022	Change	%
Sales Volume (MMt)	6.0	6.4	(0.4)	(7.2)%
Total revenues ($)	1,209,081	1,454,987	(245,906)	(16.9)%
Coal revenues ($)	1,184,937	1,449,108	(264,171)	(18.2)%
Average realized price per Mt sold ($/Mt)	198.4	225.2	(26.8)	(11.9)%
Met sales volume (MMt)	5.2	6.2	(1.0)	(14.9)%
Met coal revenues ($)	1,031,012	1,394,880	(363,868)	(26.1)%
Average realized Met price per Mt sold ($/Mt)	196.9	226.5	(29.6)	(13.1)%
Mining costs ($)	610,925	531,812	79,113	14.9%
Mining costs per Mt sold ($/Mt)	106.0	86.5	19.5	22.5%
Operating costs ($)	793,791	739,940	53,851	7.3%
Operating costs per Mt sold ($/Mt)	132.9	115.0	17.9	15.6%
Segment Adjusted EBITDA ($)	421,093	716,661	(295,568)	(41.2)%

Coal revenues for our U.S. Operations decreased by $264.2 million, or 18.2%, to $1,184.9 million for the year ended December 31, 2023, as compared to $1,449.1 million for the year ended December 31, 2022. This decrease was driven by a lower average realized Met price per Mt sold for the year ended December 31, 2023 of $196.9 compared to $226.5 per Mt sold for the same period in 2022, a result of lower Met coal price index, product mix skewed towards lower quality Met coal and lower sales volumes driven primarily by lower production as a result of adverse geological conditions experienced at the Buchanan mine.

Operating costs increased by $53.9 million, or 7.3%, to $793.8 million for the year ended December 31, 2023, compared to operating costs of $739.9 million for the year ended December 31, 2022, driven by higher mining costs, partially offset by lower royalties and freight expenses from lower sales volume. Mining costs contributed $79.1 million of the increase driven by continued inflationary impact on labor and supply costs and unplanned maintenance costs. Mining and Operating costs per Mt sold increased by $19.5 and $17.9, respectively, due to lower sales volume and higher costs for the year ended December 31, 2023.

Segment Adjusted EBITDA of $421.1 million for the year ended December 31, 2023, decreased by $295.6 million, or 41.2%, compared to $716.7 million for the year ended December 31, 2022. This decrease was primarily driven by lower coal revenues and higher mining and other operating costs.

Corporate and Other Adjusted EBITDA

The following table presents a summary of the components of Corporate and Other Adjusted EBITDA:

	For Year Ended December 31,			
	(US$ in thousands)			
	2023	2022	Change	%
Corporate and other expenses	42,856	42,499	357	0.8%
Other, net	(1,227)	(254)	(973)	383.1%
Total Corporate and Other Adjusted EBITDA	41,629	42,245	(616)	(1.5)%

Corporate and other costs decreased $0.6 million to $41.6 million for the year ended December 31, 2023, compared to $42.2 million for the year ended December 31, 2022, due to the timing of certain corporate costs.

Mining and operating costs for the Year Ended December 31, 2023 compared to Year December 31, 2022

A reconciliation of segment costs and expenses, segment operating costs, and segment mining costs is shown below:

	For Year Ended December 31, 2023			
(US$ in thousands)	Australia	United States	Other / Corporate	Total Consolidated
Total costs and expenses	1,756,635	876,753	85,245	2,718,633
Less: Selling, general and administrative expense	(30)	—	(84,147)	(84,177)
Less: Depreciation, depletion and amortization	(76,651)	(82,962)	(1,098)	(160,711)
Total operating costs	1,679,954	793,791	—	2,473,745
Less: Other royalties	(294,467)	(51,415)	—	(345,882)
Less: Stanwell rebate	(136,523)	—	—	(136,523)
Less: Freight expenses	(166,980)	(92,730)	—	(259,710)
Less: Other non-mining costs	(23,386)	(38,721)	—	(62,107)
Total mining costs	1,058,598	610,925	—	1,669,523
Sales Volume excluding non-produced coal (MMt)	9.8	5.8	—	15.5
Mining cost per Mt sold ($/Mt)	108.5	106.0	—	107.6

	For Year Ended December 31, 2022			
(US$ in thousands)	Australia	United States	Other / Corporate	Total Consolidated
Total costs and expenses	1,658,105	823,529	43,637	2,525,271
Less: Selling, general and administrative expense	(24)	—	(42,475)	(42,499)
Less: Depreciation, depletion and amortization	(82,295)	(83,589)	(1,162)	(167,046)
Total operating costs	1,575,786	739,940	—	2,315,726
Less: Other royalties	(330,503)	(54,562)	—	(385,065)
Less: Stanwell rebate	(165,995)	—	—	(165,995)
Less: Freight expenses	(153,068)	(96,013)	—	(249,081)
Less: Other non-mining costs	(61,604)	(57,553)	—	(119,157)
Total mining costs	864,616	531,812	—	1,396,428
Sales Volume excluding non-produced coal (MMt)	9.7	6.1	—	15.8
Mining cost per Mt sold ($/Mt)	89.5	86.5	—	88.4

Average realized Met price for the Year Ended December 31, 2023 compared to Year December 31, 2022

A reconciliation of the Company's average realized Met coal revenue is shown below:

	For Year Ended December 31,			
	(US$ in thousands)			
	2023	2022	Change	%
Met sales volume (MMt)	12.0	12.7	(0.7)	(5.5)%
Met coal revenues ($)	2,588,483	3,363,053	(774,570)	(23.0)%
Average realized met price per Mt sold ($/Mt)	215.7	265.8	(50.2)	(19.0)%

Reconciliation of Non-GAAP Financial Measures

Adjusted EBITDA

(US$ in thousands)	For year ended December 31,		
	2023	2022	2021
Reconciliation to Adjusted EBITDA:			
Net income	156,065	771,703	189,423
Add: Depreciation, depletion and amortization	160,711	167,046	177,875
Add: Interest expense, net	56,751	67,632	68,062
Add: Other foreign exchange (gains) losses	(2,899)	(32,259)	7,049
Add: Loss on debt extinguishment	1,385	5,336	8,477
Add: Income tax (benefit) expense	(32,251)	231,574	53,102
Add: Uncertain stamp duty position	41,321	—	—
Add: Restructuring costs	—	—	2,300
Add: Losses on idled assets held for sale	4,846	771	2,732
Add: Gain on disposal of asset held for sale	—	—	(14,845)
Add: (Decrease) increase in provision for discounting and credit losses	(4,216)	3,821	(8,042)
Adjusted EBITDA	381,713	1,215,624	486,133

Liquidity and Capital Resources

Overview

Our objective is to maintain a prudent capital structure and to ensure that sufficient liquid assets and funding are available to meet both anticipated and unanticipated financial obligations, including unforeseen events that could have an adverse impact on revenues or costs. Our principal sources of funds are cash and cash equivalents, cash flow from operations and availability under our debt facilities.

Our main uses of cash have historically been, and are expected to continue to be, the funding of our operations, working capital, capital expenditure, debt service obligations, business or assets acquisitions and payment of dividends. Based on our outlook for the next twelve months, which is subject to completion of the SGI Transaction, continued changing demand from our customers, volatility in coal prices, ongoing interruptions and uncertainties surrounding China's import restrictions, such as trade barriers imposed by China on Australian sourced coal and the uncertainty of impacts from ongoing civil unrest and wars, we believe expected cash generated from operations together with available borrowing facilities and other strategic and financial initiatives, will be sufficient to meet the needs of our existing operations, capital expenditure, service our debt obligations and, if declared, payment of dividends.

Under the Senior Secured Notes Indenture, upon a change of control, we are required to make an offer to purchase the Notes from the holders at a price of 101% of the principal amount thereof, plus accrued and unpaid interest.

Under the New ABL Facility, a change of control constitutes a Review Event pursuant to which the Lenders may request to meet and consult with us to agree a strategy to address the relevant Review Event including but not limited to a restructure of the terms of the New ABL Facility to the satisfaction of the Lenders.

Refer to Part II, Item 8. Financial Statements and Supplementary Data - Note 16. "Interest Bearing Liabilities" for further information.

Our ability to generate sufficient cash depends on our future performance which may be subject to a number of factors beyond our control, including general economic, financial and competitive conditions and other risks described in Part I, Item 1A. "Risk Factors" of this Annual Report on Form 10-K.

Liquidity as of December 31, 2023 and December 31, 2022 was as follows:

(US$ in thousands)	December 31,	
	2023	2022
Cash and cash equivalents, excluding restricted cash	339,043	334,378
Short-term deposits	21,906	—
Availability under the Predecessor ABL Facility	—	100,000
Availability under the New ABL Facility[1]	128,094	—
Total	489,043	434,378

[1] The New ABL Facility provides for up to $150.0 million in borrowings, including a $100.0 million sublimit for the issuance of letters of credit, of which $21.9 million has been issued, and $70.0 million sublimit as a revolving credit facility. The letter of credit sublimit contributes to our liquidity as the Company can replace cash collateral, provided in the form of restricted deposits, with letters of credit allowing the release of such restricted deposits to cash and cash equivalents.

Our total indebtedness as of December 31, 2023 and December 31, 2022 consisted of the following:

(US$ in thousands)	2023	2022
Interest bearing liabilities, excluding current installments	242,326	242,326
Current installments of other financial liabilities and finance lease obligations	2,893	4,585
Other financial liabilities and finance lease obligations, excluding current installments	5,307	8,336
Total	250,526	255,247

Liquidity

As of December 31, 2023, available liquidity was $489.0 million, comprising of cash and cash equivalents (excluding restricted cash) of $339.0 million, short-term deposits of $21.9 million and $128.1 million of available borrowings under our New ABL Facility.

Coronado continues to actively review plans for reducing operating, corporate and capital expenditures to ensure sufficient available liquidity during periods of uncertainty and volatility.

Cash and cash equivalents

Cash and cash equivalents are held in multicurrency interest bearing bank accounts available to be used to service the working capital needs of the Company. Cash balances surplus to immediate working capital requirements are invested in short-term interest-bearing deposit accounts or used to repay interest bearing liabilities.

Senior Secured Notes

As of December 31, 2023, the outstanding principal amount of our Notes was $242.3 million. Interest on the Notes is payable semi-annually in arrears on May 15 and November 15 of each year. The Notes mature on May 15, 2026 and are senior secured obligations of the Company.

The Notes are guaranteed on a senior secured basis by the Company and its wholly-owned subsidiaries (other than the Issuer) (subject to certain exceptions and permitted liens) and secured by (i) a first-priority lien on substantially all of the Company's assets and the assets of the other guarantors (other than accounts receivable and other rights to payment, inventory, intercompany indebtedness, certain general intangibles and commercial tort claims, commodities accounts, deposit accounts, securities accounts and other related assets and proceeds and products of each of the foregoing, or, collectively, the ABL Collateral), or the Notes Collateral, and (ii) a second-priority lien on the ABL Collateral, which is junior to a first-priority lien, for the benefit of the lenders under the ABL Facility.

The terms of the Notes are governed by the Senior Secured Notes Indenture, which contains customary covenants for high yield bonds, including, but not limited to, limitations on investments, liens, indebtedness, asset sales, transactions with affiliates and restricted payments, including payment of dividends on capital stock.

The Company may redeem some or all of the Notes at the redemption prices and on the terms specified in the Senior Secured Notes Indenture. In addition, the Company may, from time to time, seek to retire or purchase outstanding debt through open-market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will be upon such terms and at such prices as the Company may determine, and will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors.

Based on information that we are currently aware of, on completion of the SGI Transaction, a "Change of Control" as defined under the Senior Secured Notes Indenture may occur. Refer to Part II, Item 8. Financial Statements, Note 16. "Interest Bearing Liabilities" for further information.

As of December 31, 2023, we were in compliance with all applicable covenants under the Senior Secured Notes Indenture.

New ABL Facility

On May 8, 2023, we entered into a senior secured asset-based revolving credit agreement in an initial aggregate amount of $150.0 million, or the New ABL Facility.

On August 3, 2023, the Company satisfied all conditions precedent under the New ABL Facility, at which time it became effective and replaced the predecessor ABL Facility.

The New ABL Facility matures in August 2026 and provides for up to $150.0 million in borrowings, including a $100.0 million sublimit for the issuance of letters of credit and $70.0 million sublimit as a revolving credit facility. Availability under the New ABL Facility is limited to an eligible borrowing base, determined by applying customary advance rates to eligible accounts receivable and inventory.

Borrowings under the New ABL Facility bear interest at a rate per annum equal to applicable rate of 2.80% and BBSY, for loans denominated in A$, or SOFR, for loans denominated in US$, at the Borrower's election.

Subject to customary grace periods and notice requirements, the New ABL Facility also contains customary events of default.

Based on information that we are currently aware of, on completion of the SGI Transaction, a "Change of Control" as defined under the terms of the New ABL Facility may occur. Refer to Part II, Item 8. Financial Statements, Note 16. "Interest Bearing Liabilities" for further information.

As at December 31 2023, letter of credit sublimit had been partially used to issue $21.9 million of bank guarantees on behalf of the Company and no amounts were drawn under the revolving credit sublimit of the New ABL Facility. As at December 31, 2023, the Company was in compliance with all applicable covenants under the New ABL Facility.

Predecessor ABL Facility

On August 3, 2023, we satisfied all conditions precedent under the New ABL Facility at which time the New ABL Facility replaced the predecessor ABL Facility. As a result of the early termination of the predecessor ABL Facility, we recorded a loss on debt extinguishment of $1.4 million in our Consolidated Statement of Operations and Comprehensive Income for the year ended December 31, 2023.

Surety Bonds, Letters of Credit and Bank Guarantees

We are required to provide financial assurances and securities to satisfy contractual and other requirements generated in the normal course of business. Some of these assurances are provided to comply with state or other government agencies' statutes and regulations.

For the U.S. Operations in order to provide the required financial assurance for post mining reclamation, we generally use surety bonds. We use surety bonds and bank letters of credit to collateralize certain other obligations including contractual obligations under workers' compensation insurances. As of December 31, 2023, we had outstanding surety bonds of $44.0 million and letters of credit of $16.8 million issued from available bank guarantees under the New ABL Facility.

For the Australian Operations as at December 31, 2023, we had bank guarantees outstanding of $24.4 million, including $5.1 million issued from the New ABL Facility, primarily in respect of certain rail and port arrangements of the Company.

As at December 31, 2023, we, in aggregate, had total outstanding bank guarantees provided of $41.2 million to secure obligations and commitments, including $21.9 million issued from the New ABL Facility.

Table of Contents

Future regulatory changes relating to the above obligations could result in increased obligations, additional costs or additional collateral requirements.

Restricted deposits – cash collateral

As required by certain agreements, we had cash collateral in the form of deposits in the amount of $68.7 million and $89.1 million as of December 31, 2023 and 2022, respectively, to provide back-to-back support for bank guarantees, financial payments, other performance obligations, various other operating agreements and contractual obligations under workers compensation insurance. These deposits are restricted and classified as long-term assets in the Consolidated Balance Sheets.

In accordance with the terms of the New ABL Facility, we may be required to cash collateralize the New ABL Facility to the extent of outstanding letters of credit after the expiration or termination date of such letter of credit. As of December 31, 2023, no such letter of credit was outstanding after the expiration or termination date and no cash collateral was required.

Dividend

During the year ended December 31, 2023, we paid $16.7 million in dividends to stockholders or CDI holders on the ASX, net of $0.1 million foreign exchange gain on payment of dividends to certain CDI holders that elected to be paid in Australian dollars.

On February 19, 2024, the Company's Board of Directors declared a bi-annual fully franked fixed ordinary dividend of $8.4 million, or 0.5 cents per CDI. The dividend will have a record date of March 12, 2024, Australia time, and be payable on April 4, 2024, Australia time. The total ordinary dividend will be funded from available cash.

Capital Requirements

Our main uses of cash have historically been the funding of our operations, working capital, capital expenditure, the payment of interest and dividends. We intend to use cash to fund debt service payments on our Notes, the New ABL Facility and our other indebtedness, to fund operating activities, working capital, capital expenditures, partial redemption of the Notes, business or assets acquisitions and, if declared, payment of dividends.

Historical Cash Flows

The following table summarizes our cash flows for the year ended December 31, 2023, 2022 and 2021 as reported in the accompanying Consolidated Financial Statements:

Cash Flow

	For Year Ended December 31,		
(US$ in thousands)	2023	2022	2021
Net cash provided by operating activities	268,282	926,643	442,014
Net cash used in investing activities	(238,168)	(208,343)	(134,332)
Net cash (used in) provided by financing activities	(24,679)	(784,251)	80,836
Net change in cash and cash equivalents	5,435	(65,951)	388,518
Effect of exchange rate changes on cash and cash equivalents	(769)	(37,351)	3,677
Cash and cash equivalents at beginning of period	334,629	437,931	45,736
Cash and cash equivalents at end of period	339,295	334,629	437,931

Operating activities

Net cash provided by operating activities was $268.3 million for the year ended December 31, 2023, compared to $926.6 million for the year ended December 31, 2022. The decrease in cash from operating activities was primarily driven by lower coal revenues, higher operating costs and income tax paid of $147.1 million during the year.

Net cash provided by operating activities was $926.6 million for the year ended December 31, 2022, compared to a cash provided by in operating activities of $442.0 million for the year ended December 31, 2021. The increase was primarily driven by higher coal revenues due to an increase in the average realized Met coal pricing partially offset by higher operating costs and unfavorable working capital movement due to higher trade receivables and inventories at December 31, 2022.

Investing activities

Net cash used in investing activities was $238.2 million for the year ended December 31, 2023, compared to $208.3 million for the year ended December 31, 2022. Cash spent on capital expenditures for the year ended December 31, 2023, was $237.2 million, of which $65.4 million was related to the Australian Operations and $171.2 million was related to the U.S. Operations.

Net cash used in investing activities was $208.3 million for the year ended December 31, 2022, compared to $134.3 million for the year ended December 31, 2021. Cash spent on capital expenditures for the year ended December 31, 2022, was $199.7 million, of which $79.4 million is related to the Australian Operations, $119.7 million is related to the U.S. Operations and the remaining $0.6 million for other and corporate. During the year ended December 31, 2022, a net of $6.5 million of additional deposits were provided as collateral for our U.S. workers compensation obligations and $2.4 million of the additional security deposits were provided by our Australian Operations to satisfy contractual requirements in the normal course of business.

Financing activities

Net cash used in financing activities was $24.7 million for the year ended December 31, 2023, compared to cash used in financing activities of $784.3 million for the year ended December 31, 2022. The net cash used in financing activities for the year ended December 31, 2023, largely related to dividend payments of $16.8 million, payment of debt issuance costs in connection with the establishment of the New ABL Facility of $3.4 million and the remainder related to repayment of other financial liabilities.

Net cash used in financing activities was $784.3 million for the year ended December 31, 2022, compared to cash provided by financing activities of $80.8 million for the year ended December 31, 2021. The net cash used in financing activities for the year ended December 31, 2022, included dividend payments of $700.2 million, net of a $1.4 million foreign exchange gain on settlement of dividends for shareholders who elected to be paid in Australian dollars, $72.7 million of Notes redeemed and $2.6 million of premium paid on redemption, and the remainder related to repayment of other financial liabilities.

Contractual Obligations

The following is a summary of our contractual obligations at December 31, 2023:

		Payments Due By Year			
(US$ in thousands)	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term debt obligations[1]	9,172	3,466	5,706	—	—
Senior secured notes[2]	242,326	—	242,326	—	—
Mineral lease commitments[3]	53,075	5,795	10,703	10,415	26,162
Lease commitments	99,229	29,218	48,989	21,022	—
Unconditional purchase obligations[4]	20,872	20,872	—	—	—
Take-or-pay contracts[5]	788,431	94,688	187,326	189,295	317,122
Total contractual cash obligations	1,213,105	154,039	495,050	220,732	343,284

(1)   Represents financial obligation relating to amounts outstanding from financing equipment purchases, insurance premiums and financial liabilities for a sale and lease back type arrangement.

(2)   Represents financial obligation outstanding under the Senior Secured Notes. Refer to Note 16 "Interest Bearing Liabilities" in the accompanying audited Consolidated Financial Statements for additional discussion.

(3)   Represents future minimum royalties and payments under mineral leases. Refer to Note 25 "Commitments" in the accompanying audited Consolidated Financial Statements for additional discussion.

(4)   Represents firm purchase commitments for capital expenditures (based on order to suppliers for capital purchases) for 2024.

(5)   Represents various short- and long-term take-or-pay arrangements in Australia associated with rail and port commitments for the delivery of coal.

This table does not include our estimated Asset Retirement Obligations, or ARO. As discussed in "—Critical Accounting Policies and Estimates—Carrying Value of Asset Retirement Obligations" below, the current and non-current carrying amount of our ARO involves several estimates, including the amount and timing of the payments required to satisfy these obligations. The timing of payments is based on numerous factors, including projected mine closure dates. Based on our assumptions, the carrying amount of our ARO as determined in accordance with U.S. GAAP was $163.9 million as of December 31, 2023.

Critical Accounting Policies and Estimates

The preparation of our Consolidated Financial Statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that we believe are critical to our Consolidated Financial Statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our Consolidated Financial Statements, have been discussed with the Audit, Governance and Risk Committee, or Audit Committee, of our Board of Directors.

See Note 2. "Summary of Significant Accounting Policies" to the accompanying audited Consolidated Financial Statements for a summary of our significant accounting policies.

Fair Value of Non-Financial Assets

Long-Lived Assets

We review the carrying value of long-lived assets to be used in operations annually or whenever events or changes in circumstances indicate that the carrying amount of the assets or asset groups might not be recoverable.

Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset group or a significant decline in the observable market value of an asset group, among others. If such facts indicate a potential impairment, the recoverability of the asset group is assessed by determining whether the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the asset group over the remaining economic life of the asset group. If the projected undiscounted cash flows are less than the carrying amount, an impairment is recorded for the excess of the carrying amount over the estimated fair value, which is generally determined using discounted future cash flows. Any such write down is included in impairment expense in our consolidated statement of operations.

A high degree of judgment is required to estimate the fair value of our intangible and long-lived assets, and the conclusions that we reach could vary significantly based on these judgments. We make various assumptions, including assumptions regarding future cash flows in our assessments of fair value. The assumptions about future cash flows and growth rates are based on the current and long-term business plans related to the long-lived assets. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the long-lived assets.

At December 31, 2023, we determined, based on our qualitative assessment, that no impairment indicators existed.

Goodwill Impairment

We had a balance of goodwill of $28.0 million recorded at December 31, 2023, which was generated upon the acquisition of Buchanan in 2016. We perform our annual assessment of the recoverability of our goodwill in the fourth quarter of each year. We utilize a qualitative assessment for determining whether the quantitative goodwill impairment analysis is necessary. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. In evaluating goodwill on a qualitative basis, we review the business performance of the Buchanan mine complex (the only reporting unit with a goodwill balance) and evaluate other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicator of impairment exists at Buchanan. We consider whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, we also consider fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes to ensure there is no contrary evidence to our analysis. At December 31, 2023, we did not perform a quantitative impairment assessment as we determined, based on our qualitative assessment, that no impairment indicators existed.

Carrying Value of Asset Retirement Obligations

The Company is required to maintain a liability (and associated asset) for the expected value of future retirement obligations on their mines, in line with ASC 410, Asset Retirement and Environmental Obligations.

Reclamation of areas disturbed by mining operations must be performed by us in accordance with approved reclamation plans and in compliance with state and federal laws in the states of West Virginia and Virginia in the U.S., and Queensland in Australia. For areas disturbed, a significant amount of the reclamation will take place in the future, when operations cease. There were no assets that were legally restricted for purposes of settling asset retirement obligations as of December 31, 2023. In addition, state agencies monitor compliance with the mine plans, including reclamation.

We record the fair value of additions to our asset retirement obligations using the present value of projected future cash flows discounted using a credit-adjusted risk-free rate, with an equivalent amount recorded as a long-lived asset. An accretion cost is recorded each period and the capitalized cost is depreciated over the useful life of the related asset. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

A review of restoration and decommissioning provisions is carried out annually on a mine-by-mine basis, and adjustments are made to reflect any changes in estimates, if necessary. On an interim basis, we may update the liability based on significant changes to the life of mine or significant increases in disturbances during the period.

Expected Credit Losses

For trade and related party receivables carried at amortized cost, we determine expected credit losses, or ECL, on a forward-looking basis. The amount of ECL is updated at each reporting date to reflect changes in credit risk since the initial recognition of the respective financial instrument. We recognize the lifetime ECL. ECL is estimated based on our historic credit loss experience, adjusted for factors that are specific to the financial asset, general economic conditions, financial asset type, term and an assessment of both the current as well as forecast conditions, including the expected timing of collection, at the reporting date, modified for credit enhancements such as letters of credit obtained. To measure ECL, trade and related party receivables have been grouped based on shared credit risk characteristics and the days past due.

We consider an event of default has occurred when a financial asset is significantly past due or other factors indicate that the debtor is unlikely to pay amounts owed to us. A financial asset is credit impaired when there is evidence that the counterparty is in significant financial difficulty or a breach of contract, such as default or past due event has occurred. We write off a financial asset when there is information indicating there is no realistic prospect of recovery of the asset from the counterparty. The amount of the impairment loss is recognized in the consolidated statement of operations and other comprehensive income within "Decrease (increase) in provision for discounting and credit losses". Subsequent recoveries of amounts previously written off are credit against "Decrease (increase) provision for discounting and credit losses" in the consolidated statement of operations and other comprehensive income.

Recoverable Coal Reserves

There are numerous uncertainties inherent in estimating quantities and values of economically recoverable coal reserves, including many factors beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Information about our reserves consists of estimates based on engineering, economic and geological data assembled and analyzed by our staff and third-party qualified persons. Our reserves are periodically reviewed by an independent third party consultant. Some of the factors and assumptions which impact economically recoverable reserve estimates include:

- geological settings;

- historical production from the area compared with production from other producing areas;

- the assumed effects of regulations and taxes by governmental agencies*;*

- assumptions governing future prices; and

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- future operating costs.

Each of these factors may in fact vary considerably from the assumptions used in estimating reserves. For these reasons, estimates of the economically recoverable quantities of coal attributable to a particular group of properties, and classifications of these reserves based on the risk of recovery and estimates of future net cash flows, may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and these variances may be material. See Item 1A. "Risk Factors—We rely on estimates of our recoverable reserves, which is complex due to geological characteristics of the properties and the number of assumptions made" and Item 2. "Properties" for discussions of the uncertainties in estimating our proven and probable coal reserves.

Taxes

We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our Consolidated Financial Statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

Newly Adopted Accounting Standards and Accounting Standards Not Yet Implemented

See Note 2. "Summary of Significant Accounting Policies" to the accompanying audited Consolidated Financial Statements for a discussion of newly adopted accounting standards and accounting standards not yet implemented.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our activities expose us to a variety of financial risks, such as commodity price risk, interest rate risk, foreign currency risk, liquidity risk and credit risk. The overall risk management objective is to minimize potential adverse effects on our financial performance from those risks which are not coal price related.

We manage financial risk through policies and procedures approved by our Board of Directors. These specify the responsibility of the Board of Directors and management with regard to the management of financial risk. Financial risks are managed centrally by our finance team under the direction of the Group Chief Financial Officer. The finance team manages risk exposures primarily through delegated authority limits approved by the Board of Directors. The finance team regularly monitors our exposure to these financial risks and reports to management and the Board of Directors on a regular basis. Policies are reviewed at least annually and amended where appropriate.

We may use derivative financial instruments such as forward fixed price commodity contracts, interest rate swaps and foreign exchange rate contracts to hedge certain risk exposures. Derivatives for speculative purposes is strictly prohibited by the Treasury Risk Management Policy approved by our Board of Directors. We use different methods to measure the extent to which we are exposed to various financial risks. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks and aging analysis for credit risk.

Commodity Price Risk

Coal Price Risk

We are exposed to domestic and global coal prices. Our principal philosophy is that our investors would not consider hedging of coal prices to be in the long-term interest of our stockholders. Therefore, any potential hedging of coal prices through long-term fixed price contracts is subject to the approval of our Board of Directors and would only be adopted in exceptional circumstances.

The expectation of future prices for coal depends upon many factors beyond our control. Met coal has been volatile commodity over the past ten years. Met coal prices were lower in 2023 compared to record highs achieved in 2022 from the impacts of the Russia and Ukraine war. The first half of 2023 saw Met coal index prices decline significantly as steel demand weakened, however, Met coal prices trended upwards in the second half of 2023 due to tight supply and port constraints in Australia. The demand and supply in the Met coal industry changes from time to time. There are no assurances that oversupply will not occur, that demand will not decrease or that overcapacity will not occur, which could cause declines in the prices of coal, which could have a material adverse effect on our financial condition and results of operations

Access to international markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries. We may or may not be able to access alternate markets of our coal should interruptions or trade barriers occur in the future. An inability for metallurgical coal suppliers to access international markets would likely result in an oversupply of Met coal and may result in a decrease in prices and or the curtailment of production.

We manage our commodity price risk for our non-trading, thermal coal sales through the use of long-term coal supply agreements in our U.S. Operations. In Australia, thermal coal is sold to Stanwell on a supply contract. See Part I, Item 1A. "Risk Factors—Risks related to the Supply Deed with Stanwell may adversely affect our financial condition and results of operations."

Sales commitments in the Met coal market are typically not long-term in nature, and we are therefore subject to fluctuations in market pricing. Certain coal sales are provisionally priced initially. Provisionally priced sales are those for which price finalization, referenced to the relevant index, is outstanding at the reporting date. The final sales price is determined within 7 to 90 days after delivery to the customer. As of December 31, 2023, we had $11.9 million of outstanding provisionally priced receivables subject to changes in the relevant price index. If prices decreased 10%, these provisionally priced receivables would decrease by $1.2 million. See Part I, Item 1A. "Risk Factors—Our profitability depends upon the prices we receive for our coal. Prices for coal are volatile and can fluctuate widely based upon a number of factors beyond our control."

Diesel Fuel

We may be exposed to price risk in relation to other commodities from time to time arising from raw materials used in our operations (such as gas or diesel). The expectation of future prices for diesel depends upon many factors beyond our control. The current Israel-Palestine conflict could create significant uncertainty regarding interruptions to global oil supply causing significant volatility in prices of related commodities, including the price of diesel fuel we purchase. These commodities may be hedged through financial instruments if the exposure is considered material and where the exposure cannot be mitigated through fixed price supply agreements.

The fuel required for our operations in 2024 will be purchased under fixed-price contracts or on a spot basis.

Interest Rate Risk

Interest rate risk is the risk that a change in interest rates on our borrowing facilities will have an adverse impact on our financial performance, investment decisions and stockholder return. Our objectives in managing our exposure to interest rates include minimizing interest costs in the long term, providing a reliable estimate of interest costs for the annual work program and budget and ensuring that changes in interest rates will not have a material impact on our financial performance.

As of December 31, 2023, we had $250.5 million of fixed-rate borrowings and no variable-rate borrowings outstanding.

We currently do not hedge against interest rate fluctuations.

Foreign Exchange Risk

A significant portion of our sales are denominated in US$. Foreign exchange risk is the risk that our earnings or cash flows are adversely impacted by movements in exchange rates of currencies that are not in US$.

Our main exposure is to the A$-US$ exchange rate through our Australian Operations, which have predominantly A$ denominated costs. In 2023, greater than 70% of expenses incurred at our Australian Operations were denominated in A$. Approximately 30% of our Australian Operations' purchases were made with reference to US$, which provides a natural hedge against foreign exchange movements on these purchases (including fuel, several port handling charges, demurrage, purchased coal and some insurance premiums). Appreciation of the A$ against US$ will increase our Australian Operations' US$ reported cost base and reduce US$ reported net income. For the portion of US$ required to purchase A$ to settle our Australian Operations' operating costs, a 10% increase in the A$ to US$ exchange rate would have increased reported total costs and expenses by approximately $122.8 million for the year ended December 31, 2023.

Under normal market conditions, we generally do not consider it necessary to hedge our exposure to this foreign exchange risk. However, there may be specific commercial circumstances, such as the hedging of significant capital expenditure, acquisitions, disposals and other financial transactions, where we may deem foreign exchange hedging as appropriate and where a US$ contract cannot be negotiated directly with suppliers and other third parties.

For our Australian Operations, we translate all monetary assets and liabilities at the period-end exchange rate, all non-monetary assets and liabilities at historical rates and revenue and expenses at the average exchange rates in effect during the periods. The net effect of these translation adjustments is shown in the accompanying Consolidated Financial Statements within components of net income.

We currently do not hedge our non-US$ exposures against exchange rate fluctuations.

Credit Risk

Credit risk is the risk of sustaining a financial loss as a result of a counterparty not meeting its obligations under a financial instrument or customer contract.

We are exposed to credit risk when we have financial derivatives, cash deposits, lines of credit, letters of credit or bank guarantees in place with financial institutions. To mitigate against credit risk from financial counterparties, we have minimum credit rating requirements with financial institutions where we transact.

We are also exposed to counterparty credit risk arising from our operating activities, primarily from trade receivables. Customers who wish to trade on credit terms are subject to credit verification procedures, including an assessment of their independent credit rating, financial position, past experience and industry reputation. We monitor the financial performance of counterparties on a routine basis to ensure credit thresholds are achieved. Where required, we will request additional credit support, such as letters of credit, to mitigate against credit risk. Credit risk is monitored regularly, and performance reports are provided to our management and Board of Directors.

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As of December 31, 2023, we had financial assets of $694.7 million, comprising of cash and cash equivalents, trade receivables, short term deposits and restricted deposits, which are exposed to counterparty credit risk. These financial assets have been assessed under ASC 326, Financial Instruments – Credit Losses, and a provision for discounting and credit losses of $0.9 million was recorded as of December 31, 2023. See Item 8. Financial Statements and Supplementary Data—Note 8. Provision for Discounting and Credit Losses.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

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Consolidated Balance Sheets
(In US$ thousands, except share data)

Assets	Note	December 31, 2023	December 31, 2022
Current assets:			
Cash and cash equivalents		$ 339,295	$ 334,629
Trade receivables, net	7	263,951	409,979
Income tax receivable	22	44,906	—
Inventories	9	192,279	158,018
Other current assets	10	103,609	60,188
Assets held for sale	4	—	26,214
Total current assets		944,040	989,028
Non-current assets:			
Property, plant and equipment, net	11	1,506,437	1,389,548
Right of use asset – operating leases, net	14	80,899	17,385
Goodwill	12	28,008	28,008
Intangible assets, net	12	3,108	3,311
Restricted deposits	26	68,660	89,062
Deferred income tax assets	22	27,230	—
Other non-current assets	10	19,656	33,585
Total assets		$ 2,678,038	$ 2,549,927
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable		$ 113,273	$ 61,780
Accrued expenses and other current liabilities	13	312,705	343,691
Income tax payable	22	—	119,981
Asset retirement obligations	15	15,321	10,646
Contract obligations	17	40,722	40,343
Lease liabilities	14	22,879	7,720
Other current financial liabilities		2,825	4,458
Liabilities held for sale	4	—	12,241
Total current liabilities		507,725	600,860
Non-current liabilities:			
Asset retirement obligations	15	148,608	127,844
Contract obligations	17	61,192	94,525
Deferred consideration liability	18	277,442	243,191
Interest bearing liabilities	16	235,343	232,953
Other financial liabilities		5,307	8,268
Lease liabilities	14	61,692	15,573
Deferred income tax liabilities	22	100,145	95,671
Other non-current liabilities		34,549	27,952
Total liabilities		$ 1,432,003	$ 1,446,837
Common stock $0.01 par value; 1,000,000,000 shares authorized, 167,645,373 shares issued and outstanding as of December 31, 2023 and December 31, 2022		1,677	1,677
Series A Preferred stock $0.01 par value; 100,000,000 shares authorized, 1 Share issued and outstanding as of December 31, 2023 and December 31, 2022		—	—
Additional paid-in capital		1,094,431	1,092,282
Accumulated other comprehensive losses	24	(89,927)	(91,423)
Retained earnings		239,854	100,554
Total stockholders' equity		1,246,035	1,103,090
Total liabilities and stockholders' equity		$ 2,678,038	$ 2,549,927

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income
(In US$ thousands, except share data)

	Note	Year ended December 31,		
		2023	2022	2021
Revenues:				
Coal revenues		$ 2,830,689	$ 3,527,626	$ 2,010,996
Coal revenues from related parties	27	—	—	97,335
Other revenues		59,914	43,916	40,140
Total revenues	3	2,890,603	3,571,542	2,148,471
Costs and expenses:				
Cost of coal revenues (exclusive of items shown separately below)		1,731,630	1,515,585	1,195,250
Depreciation, depletion and amortization		160,711	167,046	177,875
Freight expenses		259,710	249,081	241,862
Stanwell rebate		136,523	165,995	55,403
Other royalties		345,882	385,065	142,751
Selling, general, and administrative expenses		84,177	42,499	30,666
Restructuring costs		—	—	2,300
Total costs and expenses		2,718,633	2,525,271	1,846,107
Other income (expenses):				
Interest expense, net		(56,751)	(67,632)	(68,062)
Loss on debt extinguishment		(1,385)	(5,336)	(8,477)
Decrease (increase) in provision for discounting and credit losses		4,216	(3,821)	8,042
Gain on disposal of asset held for sale		—	—	14,845
Other, net	5	5,764	33,795	(6,187)
Total other expense, net		(48,156)	(42,994)	(59,839)
Income before tax		123,814	1,003,277	242,525
Income tax benefit (expense)	22	32,251	(231,574)	(53,102)
Net income		156,065	771,703	189,423
Less: Net loss attributable to noncontrolling interest		—	—	(2)
Net income attributable to Coronado Global Resources Inc.		$ 156,065	$ 771,703	$ 189,425
Other comprehensive loss, net of income taxes:				
Foreign currency translation adjustment		1,496	(47,195)	(17,451)
Net gain on cash flow hedges, net of tax		—	—	2,029
Total other comprehensive gain (loss)		1,496	(47,195)	(15,422)
Total comprehensive income		157,561	724,508	174,001
Less: Net loss attributable to noncontrolling interest		—	—	(2)
Total comprehensive income attributable to Coronado Global Resources Inc.		$ 157,561	$ 724,508	$ 174,003
Earnings per share of common stock				
Basic	6 (c)	0.93	4.60	1.21
Diluted	6 (c)	0.93	4.60	1.21

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(In US$ thousands, except share data)

	Common stock		Preferred stock		Additional paid in capital	Accumulated other comprehensive losses	(Accumulated losses) Retained earnings	Noncontrolling interest	Total stockholders' equity
	Shares	Amount	Series A	Amount					
Balance December 31, 2020	**138,387,890**	**$ 1,384**	**1**	**$ —**	**$ 993,052**	**$ (28,806)**	**$ (158,919)**	**$ 152**	**$ 806,863**
Net income (loss)	—	—	—	—	—	—	189,425	(2)	189,423
Other comprehensive loss (net of $870 deferred income tax)	—	—	—	—	—	(15,422)	—	—	(15,422)
Total comprehensive (loss) income	—	—	—	—	—	(15,422)	189,425	(2)	174,001
Issuance of common stock, net	29,257,483	293	—	—	97,448	—	—	—	97,741
Stock-based compensation for equity classified awards	—	—	—	—	(250)	—	—	—	(250)
Acquisition of non-controlling interest	—	—	—	—	(703)	—	—	(150)	(853)
Balance December 31, 2021	**167,645,373**	**$ 1,677**	**1**	**$ —**	**$ 1,089,547**	**$ (44,228)**	**$ 30,506**	**$ —**	**$ 1,077,502**
Net income	—	—	—	—	—	—	771,703	—	771,703
Other comprehensive loss	—	—	—	—	—	(47,195)	—	—	(47,195)
Total comprehensive (loss) income	—	—	—	—	—	(47,195)	771,703	—	724,508
Stock-based compensation for equity classified awards	—	—	—	—	2,735	—	—	—	2,735
Dividends	—	—	—	—	—	—	(701,655)	—	(701,655)
Balance December 31, 2022	**167,645,373**	**$ 1,677**	**1**	**$ —**	**$ 1,092,282**	**$ (91,423)**	**$ 100,554**	**$ —**	**$ 1,103,090**
Net income	—	—	—	—	—	—	156,065	—	156,065
Other comprehensive income	—	—	—	—	—	1,496	—	—	1,496
Total comprehensive income	—	—	—	—	—	1,496	156,065	—	157,561
Stock-based compensation for equity classified awards	—	—	—	—	2,149	—	—	—	2,149
Dividends	—	—	—	—	—	—	(16,765)	—	(16,765)
Balance December 31, 2023	**167,645,373**	**$ 1,677**	**1**	**$ —**	**$ 1,094,431**	**$ (89,927)**	**$ 239,854**	**$ —**	**$ 1,246,035**

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows
(In US$ thousands)

	Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 156,065	$ 771,703	$ 189,423
Adjustments to reconcile net income to cash and cash equivalents provided by operating activities:			
Depreciation, depletion and amortization	163,862	165,503	175,814
Amortization of right of use asset - operating leases	12,415	6,704	8,899
Amortization of deferred financing costs	4,300	1,933	3,133
Non-cash interest expense	30,997	31,362	29,120
Amortization of contract obligations	(33,026)	(36,519)	(33,967)
Loss on disposal of property, plant and equipment	516	855	415
Equity-based compensation expense (gain)	2,149	2,735	(250)
Loss on debt extinguishment	1,385	5,336	8,477
Deferred income taxes	(21,338)	40,423	24,417
Reclamation of asset retirement obligations	(5,334)	(4,543)	(4,273)
Change in estimate of asset retirement obligation	(3,151)	1,543	2,061
Gain on disposal of asset held for sale	—	—	(14,845)
(Decrease) increase in provision for discounting and credit losses	(4,216)	3,821	(8,042)
Changes in operating assets and liabilities:			
Accounts receivable - including related party receivables, net	155,056	(156,818)	(33,545)
Inventories	(32,774)	(41,243)	(9,637)
Other current assets	(477)	(12,365)	24,573
Accounts payable	40,159	(27,664)	24,166
Accrued expenses and other current liabilities	(25,435)	84,041	64,285
Operating lease liabilities	(14,597)	(8,244)	(10,986)
Income tax payable	(164,834)	96,326	—
Change in other liabilities	6,560	1,754	2,776
Net cash provided by operating activities	268,282	926,643	442,014
Cash flows from investing activities:			
Capital expenditures	(237,205)	(199,716)	(89,661)
Proceeds from the disposal of property, plant, and equipment	—	318	1,594
Proceeds from disposal of assets held for sale	—	—	27,451
Purchase of restricted and other deposits	(27,213)	(9,761)	(103,997)
Redemption of restricted and other deposits	26,250	816	30,281
Net cash used in investing activities	(238,168)	(208,343)	(134,332)
Cash flows from financing activities:			
Proceeds from interest bearing liabilities and other financial liabilities	—	—	411,524
Debt issuance costs and other financing costs	(3,436)	—	(15,263)
Principal payments on interest bearing liabilities and other financial liabilities	(4,361)	(81,310)	(412,046)
Call premiums paid on early redemption of debt	—	(2,557)	(1,050)
Principal payments on finance lease obligations	(127)	(140)	(70)
Dividends paid	(16,755)	(700,244)	—
Proceeds from stock issuance, net	—	—	97,741
Net cash (used in) provided by financing activities	(24,679)	(784,251)	80,836
Net increase (decrease) in cash and cash equivalents	5,435	(65,951)	388,518
Effect of exchange rate changes on cash and cash equivalents	(769)	(37,351)	3,677
Cash and cash equivalents at beginning of period	334,629	437,931	45,736
Cash and cash equivalents at end of period	$ 339,295	$ 334,629	$ 437,931
Supplemental disclosure of cash flow information:			
Cash payments for interest	$ 28,632	$ 36,728	$ 33,462
Cash paid (refund) for taxes	$ 147,106	$ 90,888	$ (16,582)
Restricted cash	$ 251	$ 251	$ 251

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business, Basis of Presentation

(a) Nature of operations

Coronado Global Resources Inc. (together with its subsidiaries, the "Company" or "Coronado") is a global producer, marketer, and exporter of a full range of metallurgical coals, an essential element in the production of steel. The Company has a portfolio of operating mines and development projects in Queensland, Australia and in the states of Pennsylvania, Virginia and West Virginia in the United States, or U.S. For details of the Company's capital structure, refer to Note 6 "Capital Structure" for further information.

(b) Basis of Presentation

The Consolidated Financial Statements have been prepared in accordance with requirements of the U.S. Generally Accepted Accounting Principles, or U.S. GAAP and are presented in U.S. dollars, unless otherwise stated.

The Consolidated Financial Statements include the accounts of the Company and its affiliates. The Company, or Coronado, are used interchangeably to refer to Coronado Global Resources Inc. or Coronado Global Resources Inc. and its subsidiaries, as appropriate to the context. Interests in subsidiaries controlled by the Company are consolidated with any outside stockholder interests reflected as noncontrolling interests. All intercompany balances and transactions have been eliminated on consolidation.

(c) Certain Significant Risks and Uncertainties

External factors, including general economic conditions, international events and circumstances, competitor actions, governmental actions and regulations are beyond the Company's control and can cause fluctuations in demand for coal and volatility in the price of commodities. This in turn may adversely impact the Company's future operating results, purchase or investment opportunities in the coal mining industry.

Concentration of customers

The Company has a credit policy that establishes procedures to determine creditworthiness and credit limits for trade customers and counterparties in the over-the-counter coal market. Generally, credit is extended based on an evaluation of the customer's financial condition. Collateral is not generally required, unless credit cannot be established.

Payments from customers are generally due between 30 to 60 days after invoicing. Invoicing usually occurs after shipment or delivery of goods. The timing between the recognition of revenue and receipt of payment is not significant.

The Company had certain customers whose accounts receivable balances individually represented 10% or more of the Company's total accounts receivable, or whose revenue individually represented 10% or more of the Company's total revenue.

The following table summarizes any customer whose revenue individually represented 10% or more of the Company's total coal revenues in the year ended December 31, 2023.

	Year Ended December 31,		
	2023	2022	2021
Tata Steel	21%	19%	17%
ArcelorMittal	10%	8%	7%

For the year ended December 31, 2023, $1,509.1 million, or 53.3% of total coal revenues, were attributable to five customers. In comparison, for the year ended December 31, 2022, $1,848.8 million, or 52.6% of total coal revenues were attributable to five customers and for the year ended December 31, 2021, $971.6 million, or 46.3% of total revenues were attributable to five customers. As of December 31, 2023, the Company had three customers that accounted for $152.9 million, or 57.9%, of accounts receivable. As of December 31, 2022, the Company had four customers that accounted for $212.5 million, or 51.6%, of accounts receivable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table presents revenues as a percent of total revenue from external customers by geographic region:

	Year Ended December 31,		
	2023	2022	2021
Asia	50%	46%	48%
North America	11%	12%	7%
South America	8%	8%	6%
Europe	6%	11%	12%
Australia	4%	4%	6%
Brokered sales	21%	19%	21%
Total	100%	100%	100%

The Company uses shipping destination as the basis for attributing revenue to individual countries. The transfer of title on brokered transactions may occur at a point that does not reflect the end usage point, therefore these sales are reflected as exports and classified as brokerage sales.

Concentration of labor

Out of the Company's total employees, 10.8% as of December 31, 2023, are subject to the Curragh Mine Enterprise Agreement 2023. This agreement covers work carried out by permanent, full-time, temporary, and casual coal mining employees engaged by Curragh to fulfil production, maintenance and processing activities. Other than the Curragh Mine Enterprise Agreement 2023, there are no other collective bargaining agreements or union contracts covering employees of the Company.

Transportation

The Company depends upon port and rail transportation systems to deliver coal to its customers. Disruption of these transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair the Company's ability to supply coal to its customers. In the past, disruptions in these services have resulted in delayed shipments and production interruptions.

2. Summary of Significant Accounting Policies

(a) Newly Adopted Accounting Standards

During the period, there have been no new Accounting Standards Updates issued by the Financial Accounting Standards Board, or FASB, that had a material impact on the Company's Consolidated Financial Statements.

(b) Accounting Standards Not Yet Implemented

Accounting Standards Update, or ASU, No. 2023-07 "Segment Reporting" (Topic 280): In November 2023, the FASB issued ASU 2023-07, which intended to improve reportable segment disclosure requirements through enhanced disclosures of significant segment expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 31, 2024. Early adoption is permitted. The updated standard is to be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact that the updated standard will have in its financial statement disclosures.

ASU 2023-09 "Income Taxes" (Topic 740): In December 2023, the FASB issued 2023-09, which modifies the rules on income tax disclosures to require companies to disclose: specific categories in the rate reconciliation, the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and income tax expense or benefit from continuing operations (separated by federal, state, and foreign). The updated standard is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact that the updated standard will have in its financial statement disclosures.

There have been no other recent accounting pronouncements not yet effective that have significance, or potential significance, to the Company's Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(c) Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make certain judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates. Significant items subject to such estimates and assumptions include asset retirement obligations; useful lives for depreciation, depletion and amortization; expected credit losses; deferred income tax assets and liabilities; values of coal properties; goodwill; workers' compensation liability and other contingencies.

(d) Foreign Currency

Financial Statements of foreign operations

The reporting currency of the Company is the U.S. Dollar, or US$.

Functional currency is determined by the primary economic environment in which an entity operates. The functional currency of the Company and its subsidiaries is the US$, with the exception of two foreign operating subsidiaries, Curragh and its immediate parent CAH, whose functional currency is the Australian dollar, or A$, since Curragh's predominant sources of operating expenses are denominated in that currency.

Assets and liabilities are translated at the year-end exchange rate and items in the statement of operations are translated at average rates with gains and losses from translation recorded in other comprehensive losses.

Foreign Currency Transactions

Monetary assets and liabilities are remeasured at year-end exchange rates while non-monetary items are remeasured at historical rates.

Gains and losses from foreign currency remeasurement related to Curragh's U.S. dollar receivables are included in coal revenues. All other gains and losses from foreign currency remeasurement and foreign currency forward contracts are included in "Other, net", with exception of foreign currency gains or losses on long-term intercompany loan balances which are classified within "Accumulated other comprehensive losses". The total aggregate impact of foreign currency transaction gains or losses on the Consolidated Statements of Operations and Comprehensive Income was a net gain of $2.5 million, $47.6 million and $1.7 million for the years ended December 31, 2023, 2022 and 2021, respectively. The total impact of foreign currency transactions related to U.S. dollar coal sales in Australia (included in the total above) was a net loss of $1.0 million, net gain of $15.0 million and $8.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

(e) Cash and Cash Equivalents

Cash and cash equivalents include cash at bank and short-term highly liquid investments with an original maturity date of three months or less. At December 31, 2023, the Company had $130.0 million of short-term highly liquid investments classified as cash equivalents. At December 31, 2022, the Company had no cash equivalents.

"Cash and cash equivalents", as disclosed in the accompanying Consolidated Balance Sheets, includes $0.3 million of restricted cash at December 31, 2023 and 2022.

(f) Trade Accounts Receivables

The Company extends trade credit to its customers in the ordinary course of business. Trade receivables are recorded initially at fair value and subsequently at amortized cost, less any Expected Credit Losses, or ECL.

For trade receivables carried at amortized cost, the Company determines ECL on a forward-looking basis. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. The Company recognizes the lifetime ECL. The ECL is estimated based on the Company's historic credit loss experience, adjusted for factors that are specific to the financial asset, general economic conditions, financial asset type, term and an assessment of both the current as well as forecast conditions, including expected timing of collection, at the reporting date, modified for credit enhancements such as letters of credit obtained. To measure ECL, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The amount of credit loss is recognized in the Consolidated Statements of Operations and Other Comprehensive Income within "Provision for discounting and credit losses". The Company writes off a financial asset when there is information indicating there is no realistic prospect of recovery of the asset from the counterparty. Subsequent recoveries of amounts previously written off are credited against "Provision for discounting and credit losses" in the Consolidated Statements of Operations and Other Comprehensive Income.

(g) Inventories

Coal is recorded as inventory at the point in time the coal is extracted from the mine. Raw coal represents coal stockpiles that may be sold in current condition or may be further processed prior to shipment to a customer. Saleable coal represents coal stockpiles which require no further processing prior to shipment to a customer.

Coal inventories are stated at the lower of average cost and net realizable value. The cost of coal inventories is determined based on an average cost of production, which includes all costs incurred to extract, transport and process the coal. Net realizable value considers the estimated sales price of the particular coal product, less applicable selling costs, and, in the case of raw coal, estimated remaining processing costs.

Supplies inventory is comprised of replacement parts for operational equipment and other miscellaneous materials and supplies required for mining which are stated at cost on the date of purchase. Supplies inventory is valued at the lower of average cost or net realizable value, less a reserve for obsolete or surplus items. This reserve incorporates several factors, such as anticipated usage, inventory turnover and inventory levels. It is not customary to sell these inventories; the Company plans to use them in mining operations as needed.

(h) Assets held for sale

Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell. The Company classifies assets and liabilities as held for sale (disposal group) when management, having the authority to approve the action, commits to a plan to sell the disposal group, the sale is probable within one year and the disposal group is available for sale in its present condition. The Company also considers whether an active program to locate a buyer has been initiated, whether the disposal group is marketed actively for sale at a price that is reasonable in relation to its current fair value, and whether actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. All criteria must be met at or prior to balance sheet date for a long-lived asset to qualify as held for sale. An impairment test is performed when a disposal group is classified as held for sale and an impairment charge is recorded when the carrying amount of the disposal group exceeds its estimated fair value, less cost to sell. Depreciation and amortization for assets classified as held for sale are ceased. When any of the criteria are not met after initial classification, the Company ceases to classify the asset as held for sale and reclassify the asset as held for use. On reclassification, the asset is measured at the lower of its (a) carrying amount before it was classified as held for sale, adjusted for any depreciation expense or impairment losses that would have been recognized had the asset been continuously classified as held and used or (b) fair value at the date of reclassification.

(i) Property, Plant and Equipment, Impairment of Long-Lived Assets and Goodwill

Property, Plant, and Equipment

Costs for mine development incurred to expand capacity of operating mines or to develop new mines and certain mining equipment are capitalized and charged to operations on the hours of usage or units of production method over the estimated proven and probable reserve tons directly benefiting from the capital expenditures. Mine development costs include costs incurred for site preparation and development of the mines during the development stage. Mineral rights and reserves acquired are measured at cost and are depleted on a units of production method over the estimated proven and probable reserve tons of the relevant mineral property. Capitalized costs related to internal-use software are amortized on a straight-line basis over the estimated useful lives of the assets.

Property, plant, and equipment are recorded at cost and include expenditures for improvements when they substantially increase the productive lives of existing assets. Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets of 3 to 10 years for machinery, mining equipment and transportation vehicles, 5 to 10 years for office equipment, and 10 to 20 years for plant, buildings and improvements.

Maintenance and repair costs are expensed to operations as incurred. When equipment is retired or disposed, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss on disposal is recognized in operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Impairment of long-lived assets

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company concluded that no impairment charges were required at any of the Company's mining assets for the years ended December 31, 2023, 2022 and 2021.

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. In connection with the Buchanan acquisition on March 31, 2016, the Company recorded goodwill in the amount of $28.0 million. Goodwill is not amortized but is reviewed for impairment annually or when circumstances or other events indicate that impairment may have occurred. The Company follows the guidance in Accounting Standards Update 2017-04 "*Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment*" (ASU 2017-04). The Company makes a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount. Circumstances that are considered as part of the qualitative assessment and could trigger a quantitative impairment test include but are not limited to: a significant adverse change in the business climate; a significant adverse legal judgment; adverse cash flow trends; an adverse action or assessment by a government agency; unanticipated competition; and a significant restructuring charge within a reporting unit. If a quantitative assessment is determined to be necessary, the Company compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the Company recognizes an impairment charge for the amount by which the carrying amount exceeds its fair value to the extent of the amount of goodwill allocated to that reporting unit.

The Company defines reporting units at the mining asset level. For purposes of testing goodwill for impairment, goodwill has been allocated to the reporting units to the extent it relates to each reporting unit.

(j) Asset Retirement Obligations

The Company's asset retirement obligation, or ARO, liabilities primarily consist of estimates of surface land reclamation and support facilities at both surface and underground mines in accordance with applicable reclamation laws and regulations in the U.S. and Australia as defined by each mining permit.

The Company estimates its ARO liabilities for final reclamation and mine closure based upon detailed engineering calculations of the amount and timing of the future cash spending for a third party to perform the required work. Spending estimates are escalated for inflation and then discounted at the credit-adjusted, risk-free rate. The Company records an ARO asset associated with the discounted liability for final reclamation and mine closure. The obligation and corresponding asset are recognized in the period in which the liability is incurred. The ARO asset is amortized on the units-of-production method over its expected life of the related asset and the ARO liability is accreted to the projected spending date. As changes in estimates occur (such as mine plan revisions, changes in estimated costs or changes in timing of the performance of reclamation activities), the revisions to the obligation and asset are recognized at the appropriate credit-adjusted, risk-free rate. The Company also recognizes an obligation for contemporaneous reclamation liabilities incurred as a result of surface mining. Contemporaneous reclamation consists primarily of grading, topsoil replacement and re-vegetation of backfilled pit areas. To settle the liability, the obligation is paid, and to the extent there is a difference between the liability and the amount of cash paid, a gain or loss upon settlement is recorded. The Company annually reviews its estimated future cash flows for its asset retirement obligations.

(k) Borrowing costs

Borrowing costs are recognized as an expense when they are incurred, except for interest charges attributable to major projects with substantial development and construction phases which are capitalized as part of the cost of the asset. There was no interest capitalized during the years ended December 31, 2023 and 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(l)   Leases

From time to time, the Company enters into contractual agreements to lease property, plant and equipment. In addition, the Company also enters into mining services contracts which may include embedded leases of mining equipment. Based upon the Company's assessment of the terms of a specific lease agreement, the Company classifies a lease as either finance or operating.

Finance leases

Right of Use, or ROU, assets related to finance leases are presented in Property, plant and equipment, net on the Consolidated Balance Sheet. Lease liabilities related to finance leases are presented in "Lease Liabilities" (current) and "Lease Liabilities" (non-current) on the Consolidated Balance Sheets.

Finance lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the present value of the lease payments is the rate implicit in the lease unless that rate cannot be readily determined, in which case, the Company utilizes its incremental borrowing rate in determining the present value of the future lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

Operating leases

ROU assets related to operating leases are presented as Right of Use assets – operating leases, net on the Consolidated Balance Sheet. Lease liabilities related to operating leases that are subject to the ASC 842 measurement requirements such as operating leases with lease terms greater than twelve months are presented in "Lease Liabilities" (current) and "Lease Liabilities" (non-current) on Consolidated Balance Sheets.

Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the present value of the lease payments is the rate implicit in the lease unless that rate cannot be readily determined, in which case, the Company utilizes its incremental borrowing rate in determining the present value of the future lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Operating lease ROU assets may also include any cumulative prepaid or accrued rent when the lease payments are uneven throughout the lease term. The ROU assets and lease liabilities may also include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The ROU asset includes any lease payments made and lease incentives received prior to the commencement date. The Company has lease arrangements with lease and non-lease components which are accounted for separately. Non-lease components of the lease payments are expensed as incurred and are not included in determining the present value.

(m) Royalties

Lease rights to coal lands are often acquired in exchange for royalty payments. Royalties are payable monthly as a percentage of the gross realization from the sale of the coal mined using surface mining methods and as a percentage of the gross realization for coal produced using underground mining methods. Advance mining royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. The Company had advance mining royalties of $8.9 million and $6.8 million respectively, included in "Other current assets" as of December 31, 2023 and 2022.

(n) Stanwell Rebate

The Stanwell rebate relates to a contractual arrangement entered into by Curragh with Stanwell Corporation Limited, a State of Queensland owned electricity generator, which requires payment of a rebate for export coal sold from some of Curragh's mining tenements. The rebate obligation is accounted for as an executory contract and the expense is recognized as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(o) Revenue Recognition

The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Once a contract is identified, the Company evaluates whether the combined or single contract should be accounted for as more than one performance obligation.

The Company recognizes revenue when control is transferred to the customer. For the Company's contracts, in order to determine the point in time when control transfers to customers, the Company uses standard shipping terms to determine the timing of transfer of legal title and the significant risks and rewards of ownership. The Company also considers other indicators including timing of when the Company has a present right to payment and when physical possession of products is transferred to customers. The amount of revenue recognized includes any adjustments for variable consideration, which is included in the transaction price and allocated to each performance obligation based on the relative standalone selling price. The variable consideration is estimated through the course of the contract using management's best estimates.

The majority of the Company's revenue is derived from short term contracts where the time between confirmation of sales orders and collection of cash is not more than a few months.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

Performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

The Company's contracts have multiple performance obligations as the promise to transfer the individual unit of coal is separately identifiable from other units of coal promised in the contracts and, therefore, distinct. Performance obligations, as described above, primarily relate to the Company's promise to deliver a designated quantity and type of coal within the quality specifications stated in the contract.

For contracts with multiple performance obligations, we allocate the contract's transaction price to each performance obligation on a relative standalone selling price basis. The standalone selling price is determined at each contract inception using an adjusted market assessment approach. This approach focuses on the amount that the Company believes the market is willing to pay for a good or service, considering market conditions, such as benchmark pricing, competitor pricing, market awareness of the product and current market trends that affect the pricing.

Warranties provided to customers are assurance-type of warranties on the fitness of purpose and merchantability of the Company's goods. The Company does not provide service-type of warranties to customers.

Revenue is recognized at a point in time and therefore there are no unsatisfied and/or partially satisfied performance obligations at December 31, 2023 and 2022.

Shipping and Handling

The Company accounts for shipping and handling activities on Free on Rail sales after the customer obtains control of the good. In this instance, shipping and handling costs paid to third party carriers and invoiced to coal customers are recorded as freight expense and other revenues, respectively.

(p) Commodity Price Risk

The Company has commodity price risk arising from fluctuations in domestic and global coal prices.

The Company's principal philosophy is not to hedge against movements in coal prices unless there are exceptional circumstances. Any potential hedging of coal prices would be through fixed price contracts.

The Company is also exposed to commodity price risk related to diesel fuel purchases. The Company may periodically enter into arrangements that protect against the volatility in fuel prices as follows:

- enter into fixed price contracts to purchase fuel for the U.S. Operations.

- enter into derivative financial instruments to hedge exposures to fuel price fluctuations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

There are no derivative contracts outstanding December 31, 2023 and 2022.

(q) Income Taxes

The Company uses the asset and liability approach to account for income taxes as required by ASC 740, Income Taxes, which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Valuation allowances are provided when necessary to reduce deferred income tax assets to the amount expected to be realized, on a more likely than not basis.

The Company recognizes the benefit of an uncertain tax position that it has taken or expects to take on income tax returns it files if such tax position is more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position. These tax benefits are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

The Company's foreign structure consists of Australian entities which are treated as corporations subject to tax under Australian taxing authorities. The Curragh entities are treated as a branch for U.S. tax purposes and all income flows through the ultimate parent (the Company).

(r) Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most relevant market. When considering market participant assumptions in fair value measurements, the Company distinguishes between observable and unobservable inputs, which are categorized in one of 3 levels of inputs.

Refer to Note 23 "Fair Value Measurement" for detailed information related to the Company's fair value policies and disclosures.

(s) Derivative accounting

The Company recognizes at fair value all contracts meeting the definition of a derivative as assets or liabilities in the Consolidated Balance Sheet.

With respect to derivatives used in hedging activities, the Company assesses, both at inception and at least quarterly thereafter, whether such derivatives are highly effective at offsetting the changes in the anticipated exposure of the hedged item. The change in the fair value of derivatives designated as a cash flow hedge and deemed highly effective is recorded in "Accumulated other comprehensive losses" until the hedged transaction impacts reported earnings, at which time any gain or loss is reclassified to earnings. If the hedge ceases to qualify for hedge accounting, the Company prospectively recognizes changes in the fair value of the instrument in earnings in the period of the change. The potential for hedge ineffectiveness is present in the design of certain of the Company's cash flow hedge relationships.

The Company's asset and liability derivative positions are offset on a counterparty-by-counterparty basis if the contractual agreement provides for the net settlement of contracts with the counterparty in the event of default or termination of any one contract.

There are no derivative contracts outstanding at December 31, 2023 and 2022.

(t) Stock-based Compensation

The Company has a stock-based compensation plan which allows for the grant of certain equity-based incentives including stock options, performance stock units, or PSU, and restricted stock units, or RSU, to employees and executive directors, valued in whole or in part with reference to the Company's CDIs or equivalent common shares (on a 10:1 CDI to common share ratio).

The grant-date fair value of stock option award is estimated on the date of grant using Black-Scholes-Merton option-pricing model. For certain options and PSUs, the Company includes a relative Total Stockholder Return, or TSR, modifier to determine the number of shares earned at the end of the performance period. The fair value of awards that include the TSR modifier is determined using a Monte Carlo valuation model.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The expense for these equity-based incentives is based on their fair value at date of grant and is amortized over the required service period, generally the vesting period. The Company accounts for forfeitures as and when they occur.

Refer to Note 21 "Stock-Based Compensation" for detailed information related to the Company's stock-based compensation plans.

(u) Earnings per Share

Basic earnings per share is computed by dividing net income attributable to stockholders of the Company by the weighted-average number of shares of common stock outstanding during the reporting period.

Diluted net income per share is computed using the weighted-average number of shares of common stock and dilutive potential shares of common stock outstanding during the period. Dilutive potential shares of common stock primarily consist of employee stock options and restricted stock.

(v) Deferred Financing Costs

The Company capitalizes costs incurred in connection with new borrowings, the establishment or enhancement of credit facilities and the issuance of debt securities. These costs are amortized as an adjustment to interest expense over the life of the borrowing or term of the credit facility using the effective interest method. Debt issuance costs related to a recognized liability are presented in the balance sheet as a direct reduction from the carrying amount of that liability whereas debt issuance costs related to a credit facility are shown as an asset.

For information on the unamortized balance of deferred financing fees related to outstanding debt, see Note 16 "Interest Bearing Liabilities".

3. Segment Information

The Company has a portfolio of operating mines and development projects in Queensland, Australia and in the states of Pennsylvania, Virginia and West Virginia in the U.S. The Australian Operations comprise the 100%-owned Curragh producing mine complex. The U.S. Operations comprise two 100%-owned producing mine complexes (Buchanan and Logan), one 100%-owned idled mine complex (Greenbrier) and two development properties (Mon Valley and Russell County).

The Company operates its business along two reportable segments: Australia and United States. The organization of the two reportable segments reflects how Coronado's chief operating decision maker, or CODM, manages and allocates resources to the various components of the Company's business.

The CODM uses Adjusted EBITDA as the primary metric to measure each segment's operating performance. Adjusted EBITDA is not a measure of financial performance in accordance with U.S. GAAP. Investors should be aware that the Company's presentation of Adjusted EBITDA may not be comparable to similarly titled financial measures used by other companies.

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization and other foreign exchange losses. Adjusted EBITDA is also adjusted for certain discrete items that management exclude in analyzing each of the Company's segments' operating performance. "Other and corporate" relates to additional financial information for the corporate function such as financial reporting and accounting, treasury, legal, human resources, compliance, and tax. As such, the corporate function is not determined to be a reportable segment but is discretely disclosed for purposes of reconciliation to the Company's Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Reportable segment results for the years ended December 31, 2023, 2022 and 2021 are presented below:

(US$ thousands)	Australia	United States	Other and Corporate	Total
Year ended December 31, 2023				
Total revenues	$ 1,681,522	$ 1,209,081	$ —	$ 2,890,603
Adjusted EBITDA	2,249	421,093	(41,629)	381,713
Total assets	1,322,610	1,010,199	345,229	2,678,038
Capital expenditures	55,412	171,686	660	227,758
Year ended December 31, 2022				
Total revenues	$ 2,116,555	$ 1,454,987	$ —	$ 3,571,542
Adjusted EBITDA	541,208	716,661	(42,245)	1,215,624
Total assets	1,353,424	1,013,359	183,144	2,549,927
Capital expenditures	89,001	95,769	587	185,357
Year ended December 31, 2021				
Total revenues	$ 1,315,851	$ 832,620	$ —	$ 2,148,471
Adjusted EBITDA	204,992	312,048	(30,907)	486,133
Total assets	1,357,132	822,222	282,058	2,461,412
Capital expenditures	38,733	50,787	1,616	91,136

The reconciliation of Adjusted EBITDA to net income attributable to the Company for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year Ended December 31,		
(US$ thousands)	2023	2022	2021
Net income	$ 156,065	$ 771,703	$ 189,423
Depreciation, depletion and amortization	160,711	167,046	177,875
Interest expense, net[1]	56,751	67,632	68,062
Income tax (benefit) expense	(32,251)	231,574	53,102
Other foreign exchange (gains) losses[2]	(2,899)	(32,259)	7,049
Loss on debt extinguishment	1,385	5,336	8,477
Uncertain stamp duty position[3]	41,321	—	—
Restructuring costs	—	—	2,300
Losses on idled assets[4]	4,846	771	2,732
Gain on disposal of assets held for sale	—	—	(14,845)
(Decrease) increase in provision for discounting and credit losses	(4,216)	3,821	(8,042)
Consolidated adjusted EBITDA	$ 381,713	$ 1,215,624	$ 486,133

[1] Includes interest income of $7.6 million, $1.5 million, and $0.1 million for the years ended December 31, 2023, 2022, 2021, respectively.

[2] Refer to Note 5 "Other, net" for further discussion.

[3] Relates to stamp duty on Curragh's acquisition. Refer to Note 26 "Contingencies" for further discussion.

[4] These losses relate to idled non-core assets that the Company has an active plan to sell. Prior to March 31, 2023, the Company had idled assets that were classified as held for sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The reconciliations of capital expenditures per the Company's segment information to capital expenditures disclosed on the Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021 are as follows:

(US$ thousands)	2023	2022	2021
	Year Ended December 31,		
Capital expenditures per Consolidated Statement of Cash flows	$ 237,205	$ 199,716	$ 89,661
Payment for capital acquired in prior period	(11,243)	(7,475)	(6,000)
Accruals for capital expenditures	10,790	11,243	7,475
Advance payment to acquire long lead capital items	(8,994)	(18,127)	—
Capital expenditures per segment detail	$ 227,758	$ 185,357	$ 91,136

Disaggregation of Revenue

The Company disaggregates the revenue from contracts with customers by major product group for each of the Company's segments, as the Company believes it best depicts the nature, amount, timing and uncertainty of revenues and cash flows. All revenue is recognized at a point in time.

(US$ thousands)	Australia	United States	Total
	Year ended December 31, 2023		
Product Groups:			
Metallurgical coal	$ 1,557,471	$ 1,031,012	$ 2,588,483
Thermal coal	88,281	153,925	242,206
Total coal revenue	1,645,752	1,184,937	2,830,689
Other [1]	35,770	24,144	59,914
Total	$ 1,681,522	$ 1,209,081	$ 2,890,603

(US$ thousands)	Australia	United States	Total
	Year ended December 31, 2022		
Product Groups:			
Metallurgical coal	$ 1,968,173	$ 1,394,880	$ 3,363,053
Thermal coal	110,345	54,228	164,573
Total coal revenue	2,078,518	1,449,108	3,527,626
Other [1]	38,037	5,879	43,916
Total	$ 2,116,555	$ 1,454,987	$ 3,571,542

(US$ thousands)	Australia	United States	Total
	Year ended December 31, 2021		
Product Groups:			
Metallurgical coal	$ 1,171,869	$ 822,000	$ 1,993,869
Thermal coal	107,867	6,595	114,462
Total coal revenue	1,279,736	828,595	2,108,331
Other [1]	36,115	4,025	40,140
Total	$ 1,315,851	$ 832,620	$ 2,148,471

[1] Included in Other revenue for Australian Operation is the amortization of Stanwell non-market coal supply agreement liability recognized on acquisition of Curragh. See further discussion in Note 17 "Contract Obligations".

Further explanation to tables above:

The following is a description of the principal activities by reportable segments.

- The Company primarily offers two types of products to its customers: metallurgical coal and thermal coal of varying qualities. The Company's metallurgical coal is classified as hard coking coal, further distinguished by its volatility (defined as high, mid, or low), and pulverized coal injection.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

- The Australian Operations reportable segment includes the Curragh mine. The Australian Operations is a separate reportable segment due to having separate management, location, assets, and operations. Curragh mine, included in the Australian Operations, is located in central Queensland, Australia and produces a wide variety of metallurgical coal.

- The United States reportable segment includes the Buchanan, Logan and Greenbrier coal mine facilities in Virginia and West Virginia, United States. It produces high, mid and low volatility hard coking coal.

4. Assets Held for Sale

During the fourth quarter of 2020, the Company committed to a plan to sell the Greenbrier mining asset, or the Greenbrier asset, and determined that all of the criteria to classify assets and liabilities as held for sale were met. The Greenbrier asset is part of the Company's U.S. segment, located in the State of Virginia in the United States. The Greenbrier asset does not form part of the Company's core business strategy and has been idle since April 1, 2020.

The Company remains committed to a plan to sell the Greenbrier asset, however, on March 31, 2023, the Company concluded that the timing of the sale within the next twelve months is uncertain. As such, the Greenbrier mining asset has been classified as held and used since March 31, 2023, as it does not meet the criteria for classification as held for sale.

The assets and liabilities of the Greenbrier asset met the criteria for classification as held for sale as of December 31, 2022, therefore the Consolidated Balance Sheet continues to reflect these asset and liabilities as held for sale as of that date.

5. Other, net

Other, net consists of the following:

(US$ thousands)	Year Ended December 31,		
	2023	2022	2021
Other foreign exchange gains (losses)[1]	$ 2,899	$ 32,259	$ (7,049)
Other income	2,865	1,536	862
Total Other, net	$ 5,764	$ 33,795	$ (6,187)

[1] Other foreign exchange gains (losses) primarily relates to gains and losses recognized on the translation of short-term inter-entity balances between certain entities within the Group that are denominated in currencies other than their respective functional currencies.

6. Capital Structure

(a) Stockholders' Equity

Authorized capital stock

The Company's Certificate of Incorporation, as amended, authorize the Company to issue 1,100,000,000 shares of $0.01 par value capital stock consisting of 1,000,000,000 shares of common stock and 100,000,000 shares of preferred stock.

Common Stock / CDIs

The following table summarizes Common Stock activity during the periods presented below:

	Year Ended December 31,		
	2023	2022	2021
Shares outstanding at the beginning of the year	167,645,373	167,645,373	138,387,890
Shares issued during the year	-	-	29,257,483
Shares outstanding at the end of the year	167,645,373	167,645,373	167,645,373

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A portion of the Company's common stock is publicly traded on the ASX under the ticker "CRN," in the form of CHESS Depositary Interests ("CDIs). CDIs are units of beneficial ownership in shares of common stock held by CHESS Depositary Nominees Pty Limited ("CDN"), a wholly-owned subsidiary of ASX Limited, the company that operates the ASX.

As each CDI represents one tenth of a share, holders of CDIs will be entitled to one vote for every 10 CDIs they hold. CDI holders are to receive entitlements which attach to underlying shares such as participation in rights issues, bonus issues, capital reductions and liquidation preferences.

The CDIs entitle holders to dividends, if any, and other rights economically equivalent to shares of common stock, including the right to attend stockholders' meetings. CDN, as the stockholder of record, will vote the underlying shares in accordance with the directions of the CDI holders.

As of December 31, 2023, 831,392,221 CDIs (representing beneficial interest in 83,139,233 shares of common stock) were owned by investors in the form of CDIs publicly traded on the ASX.

Coronado Group LLC

As of December 31, 2023, Coronado Group LLC, the Company's controlling stockholder, beneficially owns 845,061,399 CDIs (representing a beneficial interest in 84,506,140 shares of common stock) representing 50.4% of the total 1,676,453,730 CDIs (representing a beneficial interest in 167,645,373 shares of common stock) outstanding.

Refer to Note 21 "Stock-Based Compensation" for options to purchase common stock issued and outstanding as of December 31, 2023 and 2022.

Preferred Stock

Coronado Group LLC holds one share of preferred stock Series A. The holder of Series A Preferred Stock is permitted to nominate and elect members of the Company's Board of Directors in relation to the level of the holder's aggregate beneficial ownership of shares of the Company's common stock. The Series A Preferred Share is not entitled to dividends and is non transferable. The Series A Preferred Share has a liquidation preference of $1.00.

(b) Dividends

The dividend policy and the payment of future cash dividends are subject to the discretion of the Company's Board of Directors.

During the year ended December 31, 2023, the Company declared:

- Dividends of $8.4 million, or $0.005 per CDI ($0.05 per share of common stock), on February 21, 2023; and

- Dividends of $8.4 million, or $0.005 per CDI ($0.05 per share of common stock), on August 7, 2023.

The Company paid a total of $16.7 million to stockholders and CDI holders on the ASX, net of $0.1 million foreign exchange gain on payment to certain CDI holders that elected to be paid in Australian dollars, in relation to the above declared dividends.

During the year ended December 31, 2022, the Company declared:

- Dividends of $150.9 million, or $0.09 per CDI ($0.90 per share of common stock), on February 24, 2022;

- Dividends of $200.1 million, or $0.119 per CDI ($1.19 per share of common stock), on May 9, 2022;

- Dividends of $125.7 million, or $0.075 per CDI ($0.75 per share of common stock), on August 8, 2022; and

- Dividends of $225.0 million, or $0.134 per CDI ($1.34 per share of common stock), on October 30, 2022.

The Company paid a total of $700.2 million to stockholders and CDI holders on the ASX, net of $1.4 million foreign exchange gain on payment to certain CDI holders that elected to be paid in Australian dollars, in relation to the above declared dividends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

During the year ended December 31, 2021, the Company did not declare or pay dividends.

(c) Earnings per Share

Basic earnings per share of common stock is computed by dividing net income attributable to the Company for the period, by the weighted-average number of shares of common stock outstanding during the same period. Diluted earnings per share of common stock is computed by dividing net income attributable to the Company by the weighted-average number of shares of common stock outstanding adjusted to give effect to potentially dilutive securities. During periods in which the Company incurs a net loss, diluted weighted average shares outstanding are equal to basic weighted average shares outstanding because the effect of all equity awards is anti-dilutive.

Basic and diluted earnings per share was calculated as follows (in thousands, except per share data):

	Year Ended December 31,		
(US$ thousands, except per share data)	2023	2022	2021
Numerator:			
Net income	$ 156,065	$ 771,703	$ 189,423
Less: Net loss attributable to non-controlling interest	—	—	(2)
Net income attributable to Company stockholders	$ 156,065	$ 771,703	$ 189,425
Denominator (in thousands):			
Weighted-average shares of common stock outstanding	167,645	167,645	156,710
Effects of dilutive shares	421	201	132
Weighted average diluted shares of common stock outstanding	168,066	167,846	156,842
Earnings Per Share (US$):			
Basic	0.93	4.60	1.21
Dilutive	0.93	4.60	1.21

7. Trade Receivables, net

The Company extends trade credit to its customers in the ordinary course of business. Trade receivables are recorded initially at fair value and subsequently at amortized cost, less any ECL.

	December 31,	
(US$ thousands)	2023	2022
Trade receivables	$ 264,218	$ 414,490
Provision for discounting and credit losses (Note 8)	(267)	(4,511)
Trade receivables, net	$ 263,951	$ 409,979

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Provision for Discounting and Credit Losses

The following table provides the reconciliation of the allowance for credit losses that is deducted from financial assets to present the net amount expected to be collected:

(US$ thousands)	Trade receivables		Other Assets		Total	
As at January 1, 2021	$	734	$	522	$	1,256
Change in estimates during the current period		3,777		44		3,821
As of December 31, 2022		4,511		566		5,077
Change in estimates during the current period		(4,244)		28		(4,216)
As of December 31, 2023	$	267	$	594	$	861

9. Inventories

	December 31,			
(US$ thousands)	2023		2022	
Raw coal	$	55,998	$	50,604
Saleable coal		81,314		45,913
Total coal inventories		137,312		96,517
Supplies inventory		54,967		61,501
Total inventories	$	192,279	$	158,018

Coal inventories measured at its net realizable value were $2.4 million and $5.0 million at December 31, 2023 and 2022, respectively, and primarily relates to coal designated for deliveries under the Stanwell below market coal supply agreement. See further discussion in Note 17 "Contract Obligations".

10. Other Assets

	December 31,			
(US$ thousands)	2023		2022	
Other current assets:				
Prepayments	$	34,175	$	26,831
Long service leave receivable		8,438		7,884
Tax credits receivable		3,265		4,183
Deposits to acquire mining equipment		18,935		—
Short term deposits		21,906		—
Other		16,890		21,290
Total other current assets	$	103,609	$	60,188
Other non-current assets:				
Favorable mineral leases	$	3,310	$	3,448
Deferred debt issue costs		2,672		2,463
Long service leave receivable		1,485		585
Tax credits receivable		4,004		7,269
Deposits to acquire long lead mining equipment		8,185		18,126
Other		—		1,694
Total other non-current assets	$	19,656	$	33,585

The Company has other assets which includes prepayments, favorable mineral leases, deferred debt issue costs, long service leave receivable, equipment deposits, short term deposits and coalfield employment enhancement tax credit receivable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Long service leave for eligible coal mine workers at the Company's Australian Operations is paid when leave is taken, with a subsequent reimbursement received from the Coal Mining Industry (Long Service Leave Funding) Corporation in Queensland, Australia. The reimbursement entitlement is recognized as a receivable and is measured as the present value of expected future reimbursements to be received for the corresponding leave liability recognized.

The Company recognized tax credits receivable relating to the Virginia coalfield employment enhancement tax credit for coal sales from the Company's mining properties in the State of West Virginia in the U.S. during the 2018 to 2021 income years. Where the credits exceed the Company's state tax liability for the tax year, the excess is redeemable by the Tax Commissioner on behalf of the Commonwealth of Virginia for 85% of the face value within 90 days after filing the return. The tax credits allowed can be claimed in the third taxable year following the taxable year in which the credit was earned and allowed.

Deposits to acquire long lead mining equipment are advance payments made for future mining equipment.

Short term deposits are term deposits held with financial institutions with maturity greater than ninety days and less than twelve months and that do not meet the cash and cash equivalents criteria.
The favorable mineral leases were recognized on acquisition of certain U.S. assets that are amortized based on the coal tonnage removed from the lease property relative to the total estimated acquired reserves on that property.

The deferred debt issue costs as of December 31, 2023 and December 31, 2022, are unamortized costs relating to the establishment of the senior secured asset-based revolving credit facilities (refer to Note 16 "Interest Bearing Liabilities" for further description of these facilities). The deferred issue costs are amortized over the life of the facility on a straight-line basis and included in "Interest expense, net" in the Company's Consolidated Statements of Operations and Comprehensive Income.

11. Property, Plant and Equipment

The following table indicates the carrying amount of each of the major classes of the Company's consolidated depreciable assets:

(US$ thousands)	December 31,	
	2023	2022
Land	$ 28,282	$ 27,711
Buildings and improvements	102,642	91,336
Plant, machinery, mining equipment and transportation vehicles	1,189,088	1,012,844
Mineral rights and reserves	389,868	373,309
Office and computer equipment	9,771	9,488
Mine development	579,717	565,106
Asset retirement obligation asset	88,384	87,877
Construction in progress	143,041	82,713
Total cost of property, plant and equipment	2,530,793	2,250,384
Less accumulated depreciation, depletion and amortization	1,024,356	860,836
Property, plant and equipment, net	$ 1,506,437	$ 1,389,548

The amount of depreciation and amortization expense for property, plant and equipment for the years ended December 31, 2023, 2022 and 2021 was $152.4 million, $155.8 million and $166.2 million, respectively.

12. Goodwill and Other Intangible Assets

(a) Goodwill

In connection with the Buchanan acquisition on March 31, 2016, the Company recorded goodwill in the amount of $28.0 million. The Company performed a qualitative assessment to determine if impairment was required at December 31, 2023 and 2022. Based upon the Company's qualitative assessment, it is more likely than not that the fair value of the reporting unit is greater than its carrying amount at December 31, 2023 and 2022. As a result, no impairment was required, and the balance of goodwill at both December 31, 2023 and 2022 was $28.0 million. The Company has not noted any indicators of impairment since the acquisition date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(b) Acquired Intangible Assets

(US$ thousands)	December 31, 2023			
	Weighted average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets:				
Amortizing intangible assets:				
Mining permits - Logan	15	$ 1,642	$ 1,068	$ 574
Mining permits - Buchanan	28	3,501	967	2,534
Total intangible assets		$ 5,143	$ 2,035	$ 3,108

(US$ thousands)	December 31, 2022			
	Weighted average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets:				
Amortizing intangible assets:				
Mining permits - Logan	15	$ 1,642	$ 990	$ 652
Mining permits - Buchanan	28	3,501	842	2,659
Total intangible assets		$ 5,143	$ 1,832	$ 3,311

Amortization expense is charged using the straight-line method over the useful lives of the respective intangible asset. The aggregate amount of amortization expense for amortizing intangible assets for the years ended December 31, 2023, 2022 and 2021, were $0.2 million, $0.2 million and $0.2 million, respectively. Estimated amortization expense for each of the next five years is $0.2 million.

13. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

(US$ thousands)	December 31,	
	2023	2022
Wages and employee benefits	$ 42,348	$ 38,687
Taxes other than income taxes	6,728	5,988
Accrued royalties	45,770	117,131
Accrued freight costs	47,549	44,496
Accrued mining fees	89,622	103,492
Acquisition related accruals	53,700	11,669
Other liabilities	26,988	22,228
Total accrued expenses and other current liabilities	$ 312,705	$ 343,691

Acquisition related accruals is an accrual for the remaining estimated stamp duty payable on the Curragh acquisition of $53.7 million (A$79.0 million). Refer to Note 26 "Contingencies" for further details.

14. Leases

During the year ended December 31, 2023, the Company entered into a number of agreements to lease mining equipment. Based on the Company's assessment of terms within these agreements, the Company classified these leases as operating leases. On mobilization of these leased mining equipment, the Company recognized right-of-use assets and operating lease liabilities of $72.5 million.

Information related to Company's right-of use assets and related lease liabilities are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year ended December 31,	
(US$ thousands)	2023	2022
Operating lease costs	$ 17,013	$ 8,088
Cash paid for operating lease liabilities	14,597	8,244
Finance lease costs:		
Amortization of right of use assets	133	304
Interest on lease liabilities	11	20
Total finance lease costs	$ 144	$ 324

	December 31,	
(US$ thousands)	2023	2022
Operating leases:		
Right of use asset – operating leases, net	$ 80,899	$ 17,385
Finance leases:		
Property and equipment	371	371
Accumulated depreciation	(309)	(186)
Property and equipment, net	62	185
Current operating lease obligations	22,811	7,593
Non-current operating lease obligations	61,692	15,505
Total Operating lease liabilities	84,503	23,098
Current finance lease obligations	68	127
Non-current finance lease obligations	—	68
Total Finance lease liabilities	68	195
Current lease obligations	22,879	7,720
Non-current lease obligations	61,692	15,573
Total lease obligations	$ 84,571	$ 23,293

	December 31,	
	2023	2022
Weighted Average Remaining Lease Term (Years)		
Weighted average remaining lease term – finance leases	0.5	1.5
Weighted average remaining lease term – operating leases	3.7	4.1
Weighted Average Discount Rate		
Weighted discount rate – finance lease	7.6%	7.6%
Weighted discount rate – operating lease	9.0%	8.9%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company's leases have remaining lease terms of 1 year to 5 years, some of which include options to extend the terms where the Company deems it is reasonably certain the options will be exercised. Maturities of lease liabilities as at December 31, 2023, are as follows:

(US$ thousands)	Operating Lease		Finance Lease	
Year ending December 31,				
2024	$	29,148	$	70
2025		28,361		—
2026		20,628		—
2027		12,235		—
Thereafter		8,787		—
Total lease payments		99,159		70
Less imputed interest		(14,656)		(2)
Total lease liability	$	84,503	$	68

15. Asset Retirement Obligations

Reclamation of areas disturbed by mining operations must be performed by the Company in accordance with approved reclamation plans and in compliance with state and federal laws in the states of West Virginia and Virginia in the United States and Queensland in Australia. For areas disturbed, reclamation is performed progressively, however, a significant amount of the reclamation will take place in the future when operations cease. There were no assets that were legally restricted for purposes of settling asset retirement obligations as of December 31, 2023 and 2022. In addition, state agencies monitor compliance with the mine plans, including reclamation.

The Company records the fair value of its asset retirement obligations using the present value of projected future cash flows, with an equivalent amount recorded in the related long lived asset or a change to the Consolidated Statements of Operations if the related permit is closed. An accretion cost, representing the increase over time in the present value of the liability, is recorded each period and the capitalized cost is depreciated over the useful life of the related asset. As reclamation work is performed or liabilities otherwise settled, the recorded amount of the liability is reduced.

Changes in the asset retirement obligations for the years ended December 31, 2023 and December 31, 2022 were as follows:

(US$ thousands)	December 31, 2023		December 31, 2022	
Total asset retirement obligations at beginning of the year	$	138,490	$	120,277
ARO liability additions - new disturbances		9,923		1,835
Accretion		11,252		9,066
Reclamation performed in the year		(5,334)		(3,270)
Reclass of asset held for sale[1]		11,115		—
Gain on settlement of ARO		—		(53)
Change in estimate recorded to operations		(3,151)		(2)
Change in estimate recorded to assets		682		15,381
Foreign currency translation adjustment		952		(4,744)
Total Asset retirement obligations at end of the year		163,929		138,490
Total Asset retirement obligations at December 31		(15,321)		(10,646)
Asset retirement obligation, excluding current portion	$	148,608	$	127,844

[1] Refer to Note 4 "Assets Held for Sale" for further information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Interest Bearing Liabilities

The following is a summary of interest-bearing liabilities at December 31, 2023:

(US$ thousands)	December 31, 2023	December 31, 2022	Weighted Average Interest Rate at December 31, 2023	Final Maturity
10.75% Senior Secured Notes	$ 242,326	$ 242,326	12.14% [2]	2026
New ABL Facility	—	—		2026
Discount and debt issuance costs[1]	(6,983)	(9,373)		
Total interest bearing liabilities	$ 235,343	$ 232,953		

[1] Relates to discount and debt issuance costs on the establishment of the Notes. Deferred debt issuance costs incurred on the establishment of the New ABL Facility has been included within "Other non-current assets" on the Consolidated Balance Sheets.

[2] Represents the effective interest rate.

Senior Secured Notes

On May 12, 2021, the Company entered into an indenture, or the Indenture, among Coronado Finance Pty Ltd, an Australian proprietary company, as the issuer or the Australian Borrower, the Company, as parent guarantor, the other guarantors party thereto and Wilmington Trust, National Association, as trustee, and as priority lien collateral trustee, relating to the issuance of 10.750% Senior Secured Notes due 2026, or the Notes.

Interest on the Notes is payable semi-annually in arrears on May 15 and November 15 of each year to record holders of the Notes on the immediately preceding May 1 and November 1, as applicable. The Notes mature on May 15, 2026 and are senior secured obligations of the Company.

The Notes are guaranteed on a senior secured basis by the Company and its wholly-owned subsidiaries (other than the Issuer) (subject to certain exceptions and permitted liens) and secured by (i) a first-priority lien on substantially all of the Company's assets and the assets of the other Guarantors (other than accounts receivable and other rights to payment, inventory, intercompany indebtedness, certain general intangibles and commercial tort claims, commodities accounts, deposit accounts, securities accounts and other related assets and proceeds and products of each of the foregoing, or, collectively, the New ABL Collateral), or the Notes Collateral, and (ii) a second-priority lien on the New ABL Collateral, which is junior to a first-priority lien, for the benefit of the lenders under the Company's senior secured asset-based revolving credit agreement in an initial aggregate principal amount of $150.0 million, or the New ABL Facility.

The terms of the Notes are governed by the Indenture. The Indenture contains customary covenants for high yield bonds, including, but not limited to, limitations on investments, liens, indebtedness, asset sales, transactions with affiliates and restricted payments, including payment of dividends on capital stock. As of December 31, 2023, the Company was in compliance with all applicable covenants under the Indenture.

Under the terms of the Indenture, upon the occurrence of a "Change of Control" (as defined in the Indenture), the issuer is required to make an offer, or a Change of Control Offer, to repurchase the Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. Alternatively, if the issuer elects to redeem all of the Notes, during the 12-month period commencing on May 15 of the years set forth below at the redemption prices (expressed in percentages of principal amount on the redemption date) set forth below, plus accrued and unpaid interest to, but not including, the redemption date, the issuer is not required to make a Change of Control Offer:

Period	Redemption price
2024	104.03%
2025 and thereafter	100.00%

New Asset Based Revolving Credit Facility

On May 8, 2023, the Company, Coronado Coal Corporation, a Delaware corporation and wholly owned subsidiary of the Company, Coronado Finance Pty Ltd, an Australian proprietary company and a wholly owned subsidiary of the Company, or an Australian Borrower, Coronado Curragh Pty Ltd, an Australian proprietary company and wholly owned subsidiary of the Company, or an Australian Borrower and, together with the other Australian

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Borrower, the Borrowers, and the other guarantors party thereto, collectively with the Company, the Guarantors and, together with the Borrowers, the Loan Parties, entered into a senior secured asset-based revolving credit agreement in an initial aggregate amount of $150.0 million, or the New ABL Facility, with Global Loan Agency Services Australia Pty Ltd, as the Administrative Agent, Global Loan Agency Services Australia Nominees Pty Ltd, as the Collateral Agent, the Hongkong and Shanghai Banking Corporation Limited, Sydney Branch, as the Lender, and DBS Bank Limited, Australia Branch, as the Lender and, together with the other Lender, the Lenders.

On August 3, 2023, the Company satisfied all conditions precedent under the New ABL Facility, at which time it became effective and replaced the predecessor ABL Facility.

The New ABL Facility matures in August 2026 and provides for up to $150.0 million in borrowings, including a $100.0 million sublimit for the issuance of letters of credit and $70.0 million sublimit as a revolving credit facility. Availability under the New ABL Facility is limited to an eligible borrowing base, determined by applying customary advance rates to eligible accounts receivable and inventory.

Borrowings under the New ABL Facility bear interest at a rate per annum equal to an applicable rate of 2.80% plus BBSY, for loans denominated in A$, or SOFR, for loans denominated in US$, at the Borrower's election.

The New ABL Facility is guaranteed by the Guarantors. Amounts outstanding under the New ABL Facility are secured by (i) first priority lien in the accounts receivable and other rights to payment, inventory, intercompany indebtedness, certain general intangibles and commercial tort claims, commodities accounts, deposit accounts, securities accounts and other related assets and proceeds and products of each of the foregoing, collectively, the New ABL Collateral, (ii) a second-priority lien on substantially all of the Company's assets and the assets of the guarantors, other than the New ABL Collateral, and (iii) solely in the case of the obligations of the Australian Borrower, a featherweight floating security interest over certain assets of the Australian Borrower, in each case, subject to certain customary exceptions.

The New ABL Facility contains customary representations and warranties and affirmative and negative covenants including, among others, a covenant regarding the maintenance of leverage ratio to be less than 3.00 times, a covenant regarding maintenance of interest coverage ratio to be more than 3.00 times, covenants relating to the payment of dividends, or purchase or redemption of, with respect to any Equity Interests of Holdings or any of its Subsidiaries, covenants relating to financial reporting, covenants relating to the incurrence of liens or encumbrances, covenants relating to the incurrence or prepayment of certain debt, compliance with laws, use of proceeds, maintenance of properties, maintenance of insurance, payment obligations, financial accommodation, mergers and sales of all or substantially all of the Borrowers and Guarantors', collectively the Loan Parties, assets and limitations on changes in the nature of the Loan Parties' business.

Subject to customary grace periods and notice requirements, the New ABL Facility also contains customary events of default.

Under the terms of New ABL Facility, a Review Event (as defined in the New ABL Facility) is triggered if, among other matters, a "change of control" (as defined in the New ABL Facility) occurs.

Following the occurrence of a Review Event, the Borrowers must promptly meet and consult in good faith with the Administrative Agent and the Lenders to agree a strategy to address the relevant Review Event including but not limited to a restructure of the terms of the New ABL Facility to the satisfaction of the Lenders. If at the end of a period of 20 business days after the occurrence of the Review Event, the Lenders are not satisfied with the result of their discussion or meeting with the Borrowers or do not wish to continue to provide their commitments, the Lenders may declare all amounts owing under the ABL Facility immediately due and payable, terminate such Lenders' commitments to make loans under the ABL Facility, require the Borrowers to cash collateralize any letter of credit obligations and/or exercise any and all remedies and other rights under the New ABL Facility.

To establish the New ABL Facility, the Company incurred debt issuance costs of $3.4 million. The Company has elected an accounting policy to present debt issuance costs incurred before the debt liability is recognized (e.g. before the debt proceeds are received) as an asset which will be amortized ratably over the term of the facility. The costs will not be subsequently reclassified as a direct deduction of the liability. The carrying value of debt issuance costs, recorded as "Other non-current assets" in the Consolidated Balance Sheet was $2.7 million as at December 31, 2023.

As at December 31, 2023, the letter of credit sublimit had been partially used to issue $21.9 million of bank guarantees on behalf of the Company and no amounts were drawn under the revolving credit sublimit of New ABL Facility. As at December 31, 2023, the Company was in compliance with all applicable covenants under the New ABL Facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Predecessor ABL Facility

On August 3, 2023, the New ABL Facility replaced the predecessor ABL Facility. As a result of the early termination of the predecessor ABL Facility, the Company recorded a loss on debt extinguishment of $1.4 million in the Consolidated Statement of Operations and Comprehensive Income for the year ended December 31, 2023.

17. Contract Obligations

In connection with the acquisition of the Logan assets, the Company assumed certain non-market contracts related to various coal leases. The non-market coal leases require royalty payments based on a percentage of the realization from the sale of the respective coal under lease. On acquisition, the Company recorded $27.3 million related to the non-market portion of the coal leases and is amortizing it ratably over the respective estimated coal reserves as they are mined and sold.

In connection with the acquisition of Curragh, the Company assumed the Stanwell below market coal supply agreement (CSA) with a fixed pricing component that was effectively below the market price at the date of acquisition. As a result, on acquisition, the Company recorded a liability of $307.0 million (A$400.0 million) related to the unfavorable pricing of the Stanwell CSA and is amortizing it ratably based on the tons sold through the contract. The amortization of this liability for the years ended December 31, 2023, 2022 and 2021 were $32.8 million, $36.2 million and $33.7 million, respectively, and recorded as "Other revenues" in the Consolidated Statements of Operations and Comprehensive Income.

The following is a summary of the contract obligations as of December 31, 2023:

(US$ thousands)	Short-term	Long-term	Total
Coal leases contract liability	$ 843	$ 19,476	$ 20,319
Stanwell below market coal supply agreement	39,879	41,716	81,595
	$ 40,722	$ 61,192	$ 101,914

The following is a summary of the contract obligations as of December 31, 2022:

(US$ thousands)	Short-term	Long-term	Total
Coal leases contract liability	$ 843	$ 19,720	$ 20,563
Stanwell below market coal supply agreement	39,500	74,805	114,305
	$ 40,343	$ 94,525	$ 134,868

18. Deferred Consideration Liability

On August 14, 2018, the Company completed the purchase of the Stanwell Reserved Area, or the SRA, adjacent to the current Curragh mining tenements. This area was acquired on a deferred consideration basis and on acquisition the Company recognized a "Mineral rights and reserves" asset and a corresponding deferred consideration liability of $155.2 million (A$210.0 million), calculated using the contractual pre-tax discount rate of 13% representing fair value of the arrangement at the date of acquisition. The deferred consideration liability reflects passage of time changes by way of an annual accretion at the contractual pre-tax discount rate of 13% and will be settled as a discount to the price of thermal coal supplied to Stanwell over the term of a new coal supply agreement which is expected to commence in 2027. The accretion of deferred consideration liability is recognized within "Interest expense, net" in the Consolidated Statements of Operations and Comprehensive Income. The Right-to-mine-asset are amortized over the coal reserves mined from the SRA.

	December 31,	
(US$ thousands)	2023	2022
Stanwell Reserved Area deferred consideration	$ 277,442	$ 243,191
	$ 277,442	$ 243,191

19. Workers' Compensation and Pneumoconiosis ("Black Lung") Obligations

In the United States, coal mine operations may lead to traumatic workers compensation claims, as well as workers' compensation occupational disease claims for black lung disease. Injured workers generally file claims for traumatic injury under the governing state workers compensation legislation. Workers may file claims due to black lung under the governing state workers compensation legislation or under a series of federal laws that include the Federal Coal Mine Health and Safety Act of 1969, as amended, the Black Lung Benefits Act of 1973, and the Black Lung Benefits Reform Act of 1977. The Company provides for both traumatic workers compensation claims and occupational disease claims through an insurance policy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company obtained workers compensation insurance for work related injuries, including black lung, through a third-party commercial insurance company. The insurance policy covers claims that exceed $0.5 million per occurrence for all years, or aggregate claims in excess of $29.1 million, $22.7 million and $22.0 million for policy years ending May 2024, May 2023 and May 2022. Per the contractual agreements, the Company was required to provide a collateral security of $63.4 million for policy years 2017 through 2024, ending May 31, 2024, which is accomplished through providing a combination of letters of credit and cash collateral in an escrow account. As of December 31, 2023, the Company has provided $16.8 million of letters of credit, $28.4 million of cash collateral and surety bonds of $15.2 million totaling $60.4 million. The remaining collateral was provided in January 2024, as required.

For the years ended December 31, 2023, 2022 and 2021, the audited Consolidated Statements of Operations and Comprehensive Income included Company incurred claims, premium expenses and administrative fees related to worker's compensation benefits of $16.3 million, $12.2 million and $12.2 million, respectively. As of December 31, 2023 and 2022, the estimated workers' compensation liability was $37.6 million and $30.1 million, respectively, representing claims incurred but not paid based on the estimate of the outstanding claims under the coverage limits and the actuarially determined retained liability under the aggregate claim amount. As of December 31, 2023 and 2022, $32.6 million and $27.1 million, respectively, are recorded within "Other non-current liabilities" in the Consolidated Balance Sheets. The current portion of the Company's estimated workers' compensation liabilities are recorded within "Accrued expenses and other current liabilities" in the Consolidated Balance Sheets.

20. Employee Benefit Plans

The Company has a 401(k)-defined contribution plan in which all U.S. full time employees are eligible to participate upon their date of hire. Employees generally may contribute up to 100% of their qualifying compensation subject to statutory limitations. The Company matches up to 100% up to the first 4% of the participant's annual compensation for all employees except for those employed at Buchanan. For employees at Buchanan, the Company matches up to 100% of the first 6% of the participant's annual compensation. The Company's contributions immediately vest. Total Company contributions for the years ended December 31, 2023, 2022 and 2021 amounted to $5.5 million, $3.9 million and $3.3 million, respectively.

In the United States, the Company is self-insured for employee health care claims up to the lesser of $0.2 million per covered person or an aggregate amount depending on the various coverages provided to employees throughout the plan year for all employees. The Company has purchased coverage from a commercial insurance carrier to provide for any claims in excess of these amounts. At December 31, 2023 and 2022, the Company had provided accruals of $2.3 million and $1.9 million, respectively, for claims incurred but not paid based on management's estimate of the Company's self-insured liability. For the years ended December 31, 2023, 2022 and 2021, the Company incurred claims, premium expenses and administrative fees related to this plan totaling $35.0 million, $29.8 million and $25.8 million, respectively.

21. Stock-Based Compensation

Total stock-based compensation expense was $2.9 million, $2.7 million and $0.5 million for the years ended December 31, 2023, 2022 and 2021, respectively, and was included as a component of selling, general, and administrative expenses in the Company's Consolidated Statements of Operations and Comprehensive Income. The stock-based compensation expense includes compensation expense recognized in full at the grant date for employees that meet certain retirement eligibility criteria per the 2018 Plan (as defined below).

As of December 31, 2023, the Company had $5.4 million of total unrecognized compensation cost related to nonvested stock-based compensation awards granted under the plans. This cost is expected to be recognized over 2.25 years, with a weighted-average period of 1.76 years, as stock-based compensation expense. This expected cost does not include the impact of any future stock-based compensation awards.

a) 2018 Equity Incentive Plan

In connection with the completion of the Company's initial public offering of common stock, the Company implemented the Coronado Global Resources Inc. 2018 Equity Incentive Plan, or the 2018 Plan, which is designed to align compensation for certain key executives with the performance of the Company. Since its approval, there have been no updates to the 2018 Plan or issuance of a new plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The 2018 Plan provides for the grant of awards including stock options, or Options; stock appreciation rights; restricted stock units, or RSUs; and restricted stock, valued in whole or in part with reference to shares of the Company's CDIs or common stock, as well as performance-based awards, including performance stock units, or PSUs, denominated in CDIs or shares of common stock. Each award is entitled to receive one CDI with ten CDIs representing one share of common stock.

The Company measures the cost of all stock-based compensation, including stock options, at fair value on the grant date and recognizes such costs within "Selling, general and administrative expense" in the Consolidated Statements of Operations and Comprehensive Income. The Company recognizes compensation expense related to Options, PSUs and RSUs that cliff vest using the straight-line method during the requisite service period. For stock-based awards where vesting is dependent upon achieving certain operating performance goals, the Company estimates the likelihood of achieving the performance goals during the performance period. The Company accounts for forfeitures as and when they occur.

All awards require the grantee to be employed by the Company at the vesting date except for grantees who meet certain retirement criteria under the 2018 Plan.

The following awards were outstanding under the 2018 as of December 31, 2023:

Grant year	Vesting date	Performance period	PSUs	RSUs
2023	31/03/2026	01/01/2023 - 31/12/2025	4,823,269	—
2023	01/01/2024	not applicable	—	43,650
2023	01/07/2024	not applicable	—	88,760
2022	01/01/2024	not applicable	—	359,291
2022	01/07/2024	not applicable	—	243,192
2022	31/03/2026	01/01/2022 - 31/12/2024	6,899,512	—
2021	31/03/2025	01/01/2021 - 31/12/2023	4,901,843	—
2020	31/03/2024	01/01/2020 - 31/12/2022	1,367,829	—

The Options and PSUs granted that will vest are subject to the achievement of goals over the performance period. These goals are relative total shareholder return, or TSR, and scorecard performance metrics, or the Scorecard. TSR is determined based on the Company's percentile ranking of TSR over the performance period relative to a predefined peer group of similar companies.

Performance metrics applicable to the Options and PSUs granted as summarized below:

	Relative TSR	Scorecard		
Grant year	TSR	Safety	TSR	Cashflow
2023	33.3%	33.3%	-	33.3%
2022, 2021 and 2020	33.3%	22.2%	22.2%	22.2%

Awards subject to TSR vest based on service and market conditions. The fair value of relative TSR was estimated on the grant date using a Monte Carlo simulation model.

Awards subject to Scorecard vest based on service and performance conditions. The fair value of the Scorecard was estimated on the grant date fair value of the Company's common stock adjusted for dividends foregone during the performance period.

Stock Option Awards

The Company's 2018 stock option awards were granted on the date of the IPO with an exercise price of $2.84 per CDI (A$4.00 per CDI) which was equal to the Company's IPO Price.

The Company's Stock Option activity is summarized below:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock Option Plan Activity	2023	2022	2021
Opening at the beginning of the year	181,687	1,015,006	1,083,101
Forfeited	—	(833,319)	(68,095)
Vested	(181,687)	—	—
Outstanding at the end of the year	—	181,687	1,015,006
Exercisable at the end of the year	181,687	—	—

	2023	2022	2021
Weighted-average remaining contractual term (in years)	—	0.25	1.25

The weighted average grant date fair value of all Option Awards granted was $0.27. On August 5, 2019, the Board of Directors declared and approved return of capital of $0.298 (A$0.440) per CDI. In accordance with ASX listing rule clause 7.22.3 the exercise price of option awards granted under 2018 plan were reduced by the same amount as the return of capital to $2.44 (A$3.56). 181,687 stock option awards vested during the year remained exercisable as at December 31, 2023.

Performance Stock Unit Awards

Activity of the Company's PSUs that are ultimately payable in the Company's CDIs or the equivalent number of shares of common stock granted under the 2018 Plan is summarized below:

Performance Stock Units Plan Activity	2023	2022	2021
Nonvested at the beginning of the year	14,858,921	8,501,869	4,002,783
Granted	4,872,122	7,471,100	5,998,212
Forfeited	(1,451,677)	(1,114,048)	(1,499,126)
Vested and settled	(286,913)	—	—
Nonvested and outstanding at the end of the year	17,992,453	14,858,921	8,501,869

	2023	2022	2021
Weighted-average grant date fair value (per CDI)	$ 0.58	$ 0.53	$ 0.43
Weighted-average remaining term (in years)	1.82	2.54	2.79

The weighted average grant date fair value of all PSU Awards granted in 2023 was $0.74 (A$1.11).

The assumptions used to determine the PSUs fair value on each grant date were as follow:

	2023 Grant	2022 Grant	2021 Grant	2020 Grant
Time to maturity (in years) (i)	2.98	3.99	3.85	3.49
Dividend yield (ii)	7.8%	16.3%	3.0%	1.6%
Expected volatility (iii)	60.0%	60.0%	60.0%	60.0%
Risk-free interest rate (iv)	2.98%	2.66%	0.35%	0.18%

(i) Time to maturity represents the period that the Company's stock-based awards will vest. All awards cliff vest at the end of the requisite service period.

(ii) Dividend yield is the expected average yield of dividends expected over the vesting period.

(iii) The volatility was estimated using comparable public company's volatility and the Company's own volatility for similar terms.

(iv) Risk-free interest rate is based on an interpolated Australian Government Bond Rate at the time of the grant for periods corresponding with the expected term of the PSUs.

The above inputs were consistent to determine the fair value of the market and performance conditions of the PSUs awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Restricted Stock Units

RSUs issued to certain employees are only subject to service conditions and vest at various intervals during the service period. The fair value of the award was determined using the market price of the Company's Common Stock at the date of grant and compensation expense is recorded over the requisite service period.

Activity of the Company's RSUs that are ultimately payable in the Company's CDIs or the equivalent number of shares of common stock granted under the 2018 Plan is summarized below:

Restricted Stock Units Plan Activity	2023	2022
Nonvested at the beginning of the year	1,144,034	—
Granted	144,506	1,144,034
Forfeited	(46,593)	—
Vested and settled	(507,054)	—
Nonvested and outstanding at end of the year	734,893	1,144,034

	2023	2022
Weighted-average grant date fair value (per CDI)	$ 1.26	$ 1.22
Weighted-average remaining term (in years)	0.23	0.70

Change in Control

Under the Company's 2018 Equity Incentive Plan, the change of control provisions may also be triggered on completion of the SGI Transaction, however the Compensation and Nominating Committee of the Board of Directors, at its sole discretion, will determine how the outstanding awards under the plan will be dealt with, which may include acceleration of vesting condition and related compensation costs.

22. Income Taxes

Income from continuing operations before income taxes for the years presented below consisted of the following:

	December 31,		
(US$ thousands)	2023	2022	2021
U.S.	$ 334,373	$ 609,617	$ 226,463
Non-U.S.	(210,559)	393,660	16,062
Total	$ 123,814	$ 1,003,277	$ 242,525

Total income tax expense (benefit) for the periods presented below consisted of the following:

	December 31,		
(US$ thousands)	2023	2022	2021
Current:			
U.S. federal	$ (6,303)	$ 90,933	$ 30,075
Non-U.S.	(2,715)	75,270	(4,443)
State	(1,895)	25,347	3,480
Total current	(10,913)	191,550	29,112
Deferred:			
U.S. federal	28,943	406	13,486
Non-U.S.	(45,976)	35,425	6,658
State	(4,305)	4,193	3,846
Total deferred	(21,338)	40,024	23,990
Total income tax (benefit) expense	$ (32,251)	$ 231,574	$ 53,102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following is a reconciliation of the expected statutory federal income tax expense (benefit) to the Company's income tax (benefit) expense for the periods presented below:

	December 31,		
(US$ thousands)	2023	2022	2021
Current:			
Expected income tax expense at U.S. federal statutory rate	$ 26,001	$ 210,690	$ 50,931
Percentage depletion	(17,871)	(41,047)	—
FDII deduction	(7,796)	—	—
Permanent differences	2,176	(2,262)	296
Prior period tax return adjustments and amendments	(46,060)	596	(4,259)
Uncertain tax positions	21,243	—	—
Australian branch impact on U.S. taxes	(14,552)	42,049	(1,699)
State income taxes, net of federal benefit	4,608	21,548	7,833
Total income tax (benefit) expense	$ (32,251)	$ 231,574	$ 53,102
Effective tax rate	(26.0%)	23.1%	21.9%

The prior period tax return adjustment relates predominantly to a Foreign Derived Intangible Income ("FDII") deduction in the U.S. which the Company has chosen to deduct after undertaking a study to confirm the Company's eligibility.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes using the enacted tax rates and laws currently in effect. Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2023 and 2022 were as follows:

	December 31,	
(US$ thousands)	2023	2022
Deferred income tax assets:		
Accruals and provisions	$ 44,373	$ 36,409
Contract obligations	108,672	119,505
Lease obligations	35,312	—
Asset retirement obligation	55,322	49,078
Goodwill	6,653	6,590
Tax losses	59,964	6,886
Interest limitation carried forward	1,766	14,408
Other	19,574	31,747
Gross deferred income tax assets	331,636	264,623
Valuation allowance [1]	(33,894)	(34,667)
Total deferred income tax assets, net of valuation allowance	297,742	229,956
Deferred income tax liabilities:		
Property, plant, equipment and mine development, principally due to differences in depreciation, depletion and asset impairments	(297,915)	(300,968)
Warehouse stock	(12,824)	(13,980)
Right of use asset	(34,021)	—
U.S. liability on foreign deferred taxes	(19,075)	—
Other	(6,822)	(10,679)
Total deferred income tax liabilities	(370,657)	(325,627)
Net deferred income tax liability	$ (72,915)	$ (95,671)

[1] As of December 31, 2023, the Company recorded a valuation allowance against a deferred tax asset of an equal amount which relates predominantly to tax losses and land and goodwill. A company, which is not part of the Australian tax consolidated group, had tax losses carried forward of $10.9 million (tax effected) for which an equal valuation allowance has been recognized. Due to the capital character of land and goodwill and the lack of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

expected capital gains, the Group is not expected to realize the benefit of this deferred tax asset.

The Australian tax consolidated group has tax losses of $48.7 million carried forward at December 31, 2023. The tax losses of $27.0 million (tax effected) at December 31, 2021, carried forward at the Australian Operations were fully utilized in 2022.

The U.S. House of Representatives approved a $740 billion budget reconciliation package that includes a new minimum tax on certain large corporations, an excise tax on stock buybacks, a significant increase in funding for the Internal Revenue Service, incentives to promote climate change mitigation and clean energy, and provisions to promote health care affordability. The Inflation Reduction Act includes a book-minimum tax (AMT) similar to that originally proposed in the House-approved Build Back Better legislation that would impose a 15% minimum tax on "adjusted financial statement income" of applicable corporations over the "corporate AMT foreign tax credit for the taxable year." Under the bill, an applicable corporation's minimum tax would be equal to the amount by which the tentative minimum tax exceeds the sum of the corporation's regular tax for the year and the corporation's base erosion and anti-abuse tax liability under section 59A. This provision was effective for taxable years beginning after December 31, 2022 and did not have any impact to the Company.

Unrecognized Tax Benefits

The Company provides for uncertain tax positions, and the related interest and penalties, based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. To the extent that the anticipated tax outcome of these uncertain tax positions changes, such changes in estimate will impact the income tax provision in the period in which such determination is made. The Company recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

During the year ended December 31, 2023, the Company identified unrecognized tax benefits of $20.8 million that, if recognized, would affect the effective tax rate. The Company did not identify or record any uncertain tax positions during the years ended December 31, 2022 and 2021.

	December 31,
	2023
(US$)	
At beginning of the year	$ —
Additions based on tax positions related to current year	6,388,281
Additions for tax positions of prior years	14,395,565
At end of the year	20,783,846

The Company recorded no amounts related to interest and penalties on uncertain tax positions for 2023, 2022 and 2021 as these were not material.

The Company is subject to taxation in the United States and Australia. As of December 31, 2023, tax years 2018 to 2022 are open to review from taxation authorities in the United States. In Australia, tax years 2019 to 2022 are open to review and the Australian Taxation Office is presently conducting a review of these years.

23.   Fair Value Measurement

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that will be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial instruments involve uncertainty and cannot be determined with precision.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Level 2 Inputs: Other than quoted prices that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Financial Instruments Measured on a Recurring Basis

As of December 31, 2023 and 2022, there were no financial instruments required to be measured at fair value on a recurring basis.

Other Financial Instruments

The following methods and assumptions are used to estimate the fair value of other financial instruments as of December 31, 2023 and 2022:

- Cash and cash equivalents, accounts receivable, short-term deposits, accounts payable, accrued expenses, lease liabilities and other current financial liabilities: The carrying amounts reported in the Consolidated Balance Sheets approximate fair value due to the short maturity of these instruments.

- Restricted deposits, lease liabilities, interest bearing liabilities and other financial liabilities: The fair values approximate the carrying amounts reported in the Consolidated Balance Sheets.

- Interest bearing liabilities: The Company's outstanding interest-bearing liabilities are carried at amortized cost. As of December 31, 2023, there were no amounts drawn under the revolving credit sublimit of the New ABL Facility. The estimated fair value of the Notes as of December 31, 2023 is approximately $251.4 million based upon quoted market prices in a market that is not considered active (Level 2).

24. Accumulated Other Comprehensive Losses

The Company's Accumulated Other Comprehensive Losses consists of foreign currency translation adjustment from subsidiaries not using the U.S. dollar as their functional currency.

(US$ thousands)	Foreign currency translation adjustments
Balance at December 31, 2021	$ (44,228)
Net current-period other comprehensive income (loss):	
Loss in other comprehensive income before reclassifications	(19,610)
Loss on long-term intra-entity foreign currency transactions	(27,585)
Total net current-period other comprehensive loss	(47,195)
Balance at December 31, 2022	(91,423)
Net current-period other comprehensive income (loss):	
Gain in other comprehensive income before reclassifications	(2,367)
Gain on long-term intra-entity foreign currency transactions	3,863
Total net current-period other comprehensive losses	1,496
Balance at December 31, 2023	$ (89,927)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25. Commitments

(a) Mineral Leases

The Company leases mineral interests and surface rights from land owners under various terms and royalty rates. The future minimum royalties under these leases are as follows:

(US$ thousands)		Amount
Year ending December 31,		
2024	$	5,795
2025		5,423
2026		5,280
2027		5,241
2028		5,174
Thereafter		26,162
Total	$	53,075

Mineral leases are not in scope of ASC 842 and continue to be accounted for under the guidance in ASC 932, Extractive Activities – Mining.

(b) Other commitments

As of December 31, 2023, purchase commitments for capital expenditures were $20.9 million, all of which is obligated within the next 12 months.

In Australia, the Company has generally secured the ability to transport coal through rail contracts and coal export terminal contracts that are primarily funded through take-or-pay arrangements with terms ranging up to 12 years. In the U.S., the Company typically negotiates its rail and coal terminal on an annual basis. As of December 31, 2023, these Australian and U.S. commitments under take-or-pay arrangements totaled $788.4 million, of which approximately $94.7 million is obligated within the next year, $187.3 million within 1-3 years, $189.3 million 3-5 years and $317.1 million thereafter.

26. Contingencies

Surety bond, letters of credit and bank guarantees

In the normal course of business, the Company is a party to certain guarantees and financial instruments with off-balance sheet risk, such as bank guarantees, letters of credit and performance or surety bonds. No liabilities related to these arrangements are reflected in the Company's Consolidated Balance Sheets. Management does not expect any material losses to result from these guarantees or off-balance sheet financial instruments.

For the U.S. Operations in order to provide the required financial assurance for post mining reclamation, the Company generally uses surety bonds. The Company uses surety bonds and bank letters of credit to collateralize certain other obligations including contractual obligations under workers' compensation insurances. As of December 31, 2023, the Company had outstanding surety bonds of $44.0 million and letters of credit of $16.8 million issued from available bank guarantees under the New ABL Facility.

For the Australian Operations as at December 31, 2023, the Company had bank guarantees outstanding of $24.4 million, including $5.1 million issued from the New ABL Facility, primarily in respect of certain rail and port arrangements of the Company.

As at December 31, 2023, the Company, in aggregate, had total outstanding bank guarantees provided of $41.2 million to secure obligations and commitments, including $21.9 million issued from the New ABL Facility.

Future regulatory changes relating to the above obligations could result in increased obligations, additional costs or additional collateral requirements.

Restricted deposits – cash collateral

As required by certain agreements, the Company had cash collateral in the form of deposits in the amount of $68.7 million and $89.1 million as of December 31, 2023 and 2022, respectively, to provide back-to-back support for bank guarantees, financial payments, other performance obligations, various other operating agreements and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

contractual obligations under workers compensation insurance. These deposits are restricted and classified as long-term assets in the Consolidated Balance Sheets.

In accordance with the terms of the New ABL Facility, the Company may be required to cash collateralize the New ABL Facility to the extent of outstanding letters of credit after the expiration or termination date of such letter of credit. As of December 31, 2023, no such letter of credit was outstanding after the expiration or termination date and no cash collateral was required.

Stamp duty on Curragh acquisition

On September 27, 2022, the Company received from the Queensland Revenue Office, or QRO, an assessment of the stamp duty payable on its acquisition of the Curragh mine in March 2018. The QRO assessed the stamp duty on this acquisition at an amount of $56.2 million (A$82.2 million) plus unpaid tax interest. On November 23, 2022, the Company filed an objection to the assessment.

On January 9, 2024, the Company's objection to the assessed stamp duty was disallowed by the QRO.

The Company, based on legal and valuation advice obtained, continues to maintain its position and the estimated stamp duty payable of $29.4 million (A$43.0 million) on the Curragh acquisition. In October 2022, the Company made a partial payment prior to filing the filing of the objection of stamp duty, reducing the Company's estimated accrual to $11.8 million (A$17.3 million).

As per the Taxation Administration Act (Queensland) 2001, the Company can only appeal or apply for a review of QRO's decision if it has paid the total assessed stamp duty of $56.2 million (A$82.2 million) plus unpaid tax interest of $14.5 million (A$21.2 million). Such appeal must be lodged by March 11, 2024.

The Company disputes the additional amount assessed of stamp duty and unpaid tax interest and is currently considering its options to either appeal the decision to the Supreme Court of Queensland or apply for a review of QRO's decision by the Queensland Civil and Administrative Tribunal.

Given that the Company is unable to avoid the payment, and the recovery of such amount through litigation is uncertain, the additional accrual of $41.3 million has been recognized within "Accrued Expenses and Other Current Liabilities" in the Consolidated Balance Sheet as at December 31, 2023, and a corresponding amount recognized under "Selling, general and administrative" expense in the Company's Consolidated Statement of Operations and Comprehensive Income. The total accrual of $53.7 million (A$79.0 million) as at 31 December 2023 is based on the Company's estimate of the outstanding stamp duty payable, the additional accrual recognized, less partial payments to date of $17.6 million (A$25.7 million).

From time to time, the Company becomes a party to other legal proceedings in the ordinary course of business in Australia, the U.S. and other countries where the Company does business. Based on current information, the Company believes that such other pending or threatened proceedings are likely to be resolved without a material adverse effect on its financial condition, results of operations or cash flows. In management's opinion, the Company is not currently involved in any legal proceedings, which individually or in the aggregate could have a material effect on the financial condition, results of operations and/or liquidity of the Company.

27. Related-Party Transactions

Xcoal

On May 27, 2021, Xcoal ceased to be a related party after Xcoal's founder, chief executive officer and chief marketing officer, Mr. Ernie Thrasher, retired as a non-executive director of the Company.

"Coal revenues from related parties" of $97.3 million in the Consolidated Statement of Operations and Comprehensive Income for the period up to May 27, 2021, represent revenues from Xcoal while it was a related party. Revenues from coal sales to Xcoal after May 27, 2021 are included within "Coal revenues" in the Consolidated Statement of Operations and Comprehensive Income.

The Energy & Mineral Group

On May 12, 2021, affiliates of The Energy & Minerals Group, or EMG, which is the Company's controlling stockholder through its ownership of Coronado Group LLC, participated in the Notes Offering and purchased $65.0 million aggregate principal amount of Notes at the closing of the Notes Offering. Following the redemption of Notes to date, the principal amount of Notes held by EMG reduced to $52.0 million as at December 31, 2023. At December 31, 2023 and 2022, interest payable to affiliates of EMG on the Notes was $0.7 million and $0.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

million, respectively, and was recorded within "Accrued expenses and other current liabilities" in the Consolidated Balance Sheets. Interest expense to affiliates of EMG was $5.6 million and $7.1 million for the years ended December 31, 2023 and 2022, respectively, and recorded in "Interest expense, net" in the Consolidated Statement of Operations and Comprehensive Income.

SGI Transaction

On September 25, 2023, Energy & Minerals Group, the Company's controlling stockholder through its ownership of Coronado Group LLC, including through certain of its affiliates and managed funds (the Sellers), advised the Company that it had entered into a membership interest purchase agreement, or MIPA, with Sev.en Global Investments a.s., or SGI. A copy of the MIPA has not been made available to the Company or the Special Committee referred to below as of the date of this Annual Report on Form 10-K. However, the Company understands that, pursuant to the terms of the MIPA, the Sellers agreed to sell all of their interests in Coronado Group LLC to a wholly-owned subsidiary of SGI. We refer to the proposed transaction as the SGI Transaction. The Company also understands that, under the MIPA, the SGI Transaction is subject to customary closing conditions including regulatory approvals in the U.S. and Australia.

The Board of Directors has appointed a special committee of independent directors, or the Special Committee, to, among other things, assess the impact and consequences of the SGI Transaction on the Company and take such actions as the Special Committee deems appropriate in connection with the SGI Transaction.

The Energy and Minerals Group has reported that following the closing of the SGI Transaction, SGI will be the direct or indirect owner of Coronado Group LLC. As of the date of this Annual Report on Form 10-K, Coronado Group LLC is currently the direct owner of 845,061,399 CDIs (representing a beneficial interest in 84,506,140 shares of common stock, or 50.4% of the Company's outstanding total common stock) and the one Series A Share.

Based on information that the Company is currently aware of, on completion of the SGI Transaction, a change of control as defined under the terms of Notes and New ABL Facility may occur. Refer to Note 16. "Interest Bearing Liabilities" for further information.

Under the Company's 2018 Equity Incentive Plan, the change of control provisions may also be triggered on completion of the SGI Transaction, however the Compensation and Nominating Committee of the Board of Directors, at its sole discretion, will determine how the outstanding awards under the plan will be dealt with, which may include acceleration of the vesting conditions.

In addition, certain contract counterparties, including Stanwell, customers, suppliers and third-party providers may assert contractual rights, such as consent or termination rights that may be triggered by the change of control resulting from the consummation of the SGI Transaction.

For a number of customers and supplier agreements, including contractor agreements, the completion of the SGI Transaction may trigger a financial or suitability assessment by the counterparty, which may entitle the counterparty to terminate the agreement, request further security or seek amendments to the terms of the agreement.

Coronado Group LLC

Under the Coronado Group LLC agreement (as amended, effective October 23, 2018), 2,900 management incentive units were designated and authorized for issuance to certain members of management to motivate and retain senior management. The plan is designated to allow key members of management to share in the profits of the Company after certain returns are achieved by the equity investors. The incentive units constitute "profit interests" for the benefit of senior management in consideration of services rendered and to be rendered.

Coronado Coal LLC and Coronado II LLC merged to form Coronado Group LLC in July 2015. Coronado IV LLC was merged into Coronado Group LLC, the Company's controlling stockholder, on June 30, 2016. Under the updated formation agreement dated June 30, 2016, the 2,500 designated and authorized units under the initial formation of Coronado Group LLC were replaced by these new units. At December 31, 2023 and 2022, 2,900 management incentive units were outstanding.

The incentive units are comprised of three tiers, which entitle the holders to receive distributions from Coronado Group LLC subordinate to the distributions to be received by Members. As of December 31, 2023 and 2022, a portion of the authorized units have been allocated to various members of the Company's management including Mr. Garold Spindler, our former CEO and current Executive Chair, who is also member of Coronado Group LLC.

Stockholder's Agreement and Registration Rights and Sell-Down Agreement

As of December 31, 2023, Coronado Group LLC has beneficial ownership in the aggregate of 50.4% of the Company's Shares. On September 24, 2018, Coronado Group LLC and the Company entered into a Stockholder's Agreement and a Registration Rights and Sell-Down Agreement which governs the relationship between Coronado Group LLC and the Company while the EMG Group beneficially owns in the aggregate at least 50% of our outstanding shares of common stock (including shares of common stock underlying CDIs), including certain governance matters relating to the Company. Under this Agreement, Coronado Group LLC has the ability to require the Company to register its shares under the U.S. Securities Exchange Act of 1934 and to provide assistance to Coronado Group LLC in selling some or all of its shares (including in the form of CDIs).

The Stockholder's Agreement provides for the following:

- Consent rights: Coronado Group LLC (or its successors or permitted assigns) will have certain consent rights, whereby pre-agreed actions require approval by Coronado Group LLC prior to these actions being undertaken;

- Provision of information to Coronado Group LLC: There will be ongoing information sharing arrangements relating to the provision of financial and other information by the Company and its subsidiaries to Coronado Group LLC group entities and cooperation and assistance between the parties in connection with any financing (or refinancing) undertaken by the Company;

- Pro rata issuances: While Coronado Group LLC Group entities beneficially own in the aggregate at least 10% of the outstanding Shares, unless Coronado Group LLC (or its successors or permitted assigns) agrees otherwise, issuances of equity securities must have been offered to Coronado Group LLC in respect of its pro rata shares and any equity securities to be allocated by the Company under a share incentive plan will be sourced by purchasing them in the market rather than by issuing them; and

- Board rights: Certain rights regarding the board including the right, but not the obligation, to designate the Directors to be included in the membership of any board committee, except to the extent that such membership would violate applicable securities laws or stock exchange or stock market rules.

Relationship Deed

On September 24, 2018, the Company and Coronado Group LLC entered into a Relationship Deed under which the Company provides a number of indemnities in favor of Coronado Group LLC, including in relation to certain ASX initial public offering, or Australian IPO, -related matters and also certain guarantees that have in the past been provided or arranged by Coronado Group LLC and its affiliates in support of Company obligations. Under the Relationship Deed, Coronado Group LLC also agrees to indemnify the Company in relation to certain Australian IPO-related matters and reimburse certain costs.

28. Material Transactions

Curragh Housing Transaction

On May 8, 2023, the Company entered into an agreement, the Curragh Housing Agreement, for accommodation services and to sell and leaseback housing and accommodation assets included in property, plant and equipment. The transaction did not satisfy the sale criteria under ASC 606 – *Revenues from Contracts with Customers* and was deemed a financing arrangement. As a result, the Company continues to recognize the underlying property, plant and equipment on its Consolidated Balance Sheet. Upon completion, the proceeds of $23.7 million (A$34.6 million) received from the transaction will be recorded as "Other Financial Liabilities" on the Company's Consolidated Balance Sheet. The term of the financing arrangement is ten years with an effective interest rate of 12.8%.

In connection with this transaction, the Company will borrow an additional amount of $27.6 million (A$40.4 million) which will be recorded in "Interest Bearing Liabilities" on completion date. The term of the arrangement is ten years with an effective interest rate of 12.8%.

The Curragh Housing Agreement is subject to conditions precedent not satisfied as at December 31, 2023.

In line with the Company's capital management strategy, the above transactions provide additional liquidity. In addition, the accommodation services component of the Curragh Housing Agreement is anticipated to enhance the level of service for our employees at our Curragh mine.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.   Subsequent Events

Ordinary dividends

On February 19, 2024, the Company's Board of Directors declared a bi-annual fully franked fixed ordinary dividend of $8.4 million, or 0.5 cents per CDI. The Company is not required to make an offer to purchase Notes for this dividend due to the available and unaccepted portion of the offer to purchase the Notes previously made in connection with special dividends declared on October 30, 2022.

The dividend will have a record date of March 12, 2024, Australia time, and be payable on April 4, 2024, Australia time. CDIs will be quoted "ex" dividend on March 11, 2024, Australia time. The total ordinary dividend will be funded from available cash.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Coronado Global Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Coronado Global Resources Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 20, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Stamp Duty assessment on the acquisition of the Curragh mine

Description of the matter

As described in Note 26 *Contingencies* to the consolidated financial statements, on September 27, 2022, the Company received an assessment from the Queensland Revenue Office ("QRO") for the stamp duty payable on the Company's acquisition of the Curragh mine in March 2018. The QRO assessed the stamp duty on this acquisition at an amount of $56.2 million plus unpaid tax interest, which the Company disputes.

On November 23, 2022, the Company filed an objection to the stamp duty assessment. On January 9, 2024, the QRO disallowed the Company's objection. The Company is considering its options to either appeal the decision to the Supreme Court of Queensland or apply for a review of the QRO's decision by the Queensland Civil and Administrative Tribunal.

Under the relevant legislation, the Company can only appeal or apply for a review of the QRO's decision, if the full amount of the assessed stamp duty (including interest) is paid by March 11, 2024.

While the Company disputes the amount of assessed stamp duty and interest assessed by the QRO, it has recorded an additional accrual and expense of $41.3 million reflecting the additional payment the Company is required to make, which may not be recovered through litigation.

Auditing the accrual for the stamp duty payable involved complex auditor judgment, given the materiality of the assessment made by the QRO, the unique nature of the property acquired and the resulting difficulty in assessing the Company's judgments around the interpretation and application of the law to this matter, including the QRO's decision to disallow the Company's objection.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operation of management's controls related to the Company's process for the recognition, measurement and disclosure of the stamp duty payable, including the Company's interpretation of tax law.

Our audit procedures included, among others, understanding external legal counsel opinions obtained by management to support their interpretation and application of the law in this matter. We also discussed external legal counsel's opinion with external legal counsel directly.

We involved our tax professionals to help us evaluate management's judgments around the interpretation and application of the law to this matter.

We also evaluated the disclosures made in the consolidated financial statements in relation to this matter.

/s/ Ernst & Young

We have served as the Company's auditor since 2020.

Brisbane, Australia
February 20, 2024

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ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

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ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We are subject to the periodic reporting requirements of the Exchange Act. We have designed our disclosure controls and procedures to provide reasonable assurance that information we disclose in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by our company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and the Group Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, and concluded that such disclosure controls and procedures were effective to provide reasonable assurance that the desired control objectives were achieved.

Changes to Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting or in other factors that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the Company's internal control over financial reporting as of December 31, 2023, using the framework specified in *Internal Control – Integrated Framework (2013)*, published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

Our Independent Registered Public Accounting Firm, Ernst & Young, has audited our internal control over financial reporting, as stated in their unqualified opinion report included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Coronado Global Resources Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Coronado Global Resources Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Coronado Global Resources Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 20, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young

Brisbane, Australia
February 20, 2024

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ITEM 9B. OTHER INFORMATION

During the quarter ended December 31, 2023, no director or officer (as defined in Rule 16a-1(f) promulgated under the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408 of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

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PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required to be furnished by this Item will be set forth in our definitive proxy statement for the 2024 Annual General Meeting of Stockholders, or the Proxy Statement, under the headings "Executive Officers and Corporate Governance" and "Delinquent Section 16(a) Reports", and is incorporated herein by reference and made a part hereof from the Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION.

The information required to be furnished by this Item will be set forth in the Proxy Statement under the heading "Executive Compensation" and is incorporated herein by reference and made a part hereof from the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required to be furnished by this Item will be set forth in the Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference and made a part hereof from the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required to be furnished by this Item will be set forth in the Proxy Statement under the headings "Certain Relationships and Related Transactions" and "Executive Officers and Corporate Governance" and is incorporated herein by reference and made a part hereof from the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required to be furnished by this Item will be set forth in the Proxy Statement under the heading "Ratification of Appointment of Ernst & Young as the Company's Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2024" and is incorporated herein by reference and made a part hereof from the Proxy Statement.

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ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this Annual Report:

1. Financial Statements. See index to Financial Statements and Supplementary Data on page 114 of this Annual Report on Form 10-K.
2. Financial Statements Schedules. Schedules are omitted because they are not required or applicable, or the required information is included in the Financial Statements or related notes thereto.
3. Exhibits. The exhibits filed with or incorporated by reference as part of this Annual Report on Form 10-K are set forth in the Exhibit Index.

(b)   The documents listed in the Exhibit Index of this Annual Report on Form 10-K are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein.

The following documents are filed as exhibits hereto:

Exhibit No.	Description of Document
2.1*	Share Sale Agreement-Cork, dated as of December 22, 2017, by and among Coronado Australia Holdings Pty Ltd, Coronado Group LLC and Wesfarmers Limited (filed as Exhibit 2.1 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on June 28, 2019 and incorporated herein by reference)
3.1	Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
3.2	Amended and Restated Bylaws (filed as Exhibit 3.2 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
4.1	Stockholder's Agreement, dated as of September 24, 2018, by and between the Company and Coronado Group (filed as Exhibit 4.1 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
4.2	Registration Rights and Sell-Down Agreement, dated as of September 24, 2018, by and between the Company and Coronado Group (filed as Exhibit 4.2 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
4.3	Description of the Company's securities registered under Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K (File No. 000-56044) filed on February 24, 2020 and incorporated herein by reference)
4.4	Indenture, dated as of May 12, 2021, among Coronado Finance Pty Ltd, as issuer, Coronado Global Resources Inc., as guarantor, the subsidiaries of Coronado Global Resources Inc. named therein, as additional guarantors, Wilmington Trust, National Association, as trustee and notes collateral agent (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 000-56044) filed on May 14, 2021 and incorporated herein by reference)
4.5	Form of 10.750% Senior Secured Notes due 2026 (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K (File No. 000-56044) filed on May 14, 2021 and incorporated herein by reference)
10.1	Relationship Deed, dated as of September 24, 2018, by and among the Company, Coronado Group, certain EMG Group entities and their affiliates (filed as Exhibit 10.1 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)

Exhibit No.	Description of Document
10.2†‡	Syndicated Facility Agreement, dated as of May 8, 2023, among Coronado Global Resources Inc., as guarantor, Coronado Finance Pty Ltd, as Australian borrower, Coronado Curragh Pty Ltd, as Australian borrower, the subsidiaries of Coronado Global Resources Inc. named therein, as additional guarantors, and Global Loan Agency Services Australia Pty Ltd, as administrative agent, Global Loan Agency Services Australia Nominees Pty Ltd, as collateral agent, the Hongkong and Shanghai Banking Corporation Limited, Sydney branch, as a lender and DBS Bank Limited, Australian branch, as a lender (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-56044) filed on May 8, 2023 and incorporated herein by reference)
10.3	Second Amendment to Syndicated Facility Agreement, dated as of July 1, 2023, among Citibank, N.A., as administrative agent, Coronado Coal Corporation, as U.S. Borrower, Coronado Finance Pty Ltd, as Australian Borrower, and the other Loan Parties, Administrative Agent and the lenders named therein (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-56044) filed on July 6, 2023 and incorporated herein by reference)
10.4‡	Coronado Global Resources Inc. 2019 Short-Term Incentive Plan (filed as Exhibit 10.3 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.5‡	Coronado Global Resources Inc. 2018 Equity Incentive Plan (filed as Exhibit 10.4 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.6	Coronado Global Resources Inc. 2018 Equity Incentive Plan (incorporated by reference to Appendix A to the Proxy Statement)
10.7	Coronado Global Resources Inc. Employee Stock Purchase Plan (incorporated by reference to Appendix B to the Proxy Statement)
10.8>‡	Coronado Global Resources Inc. 2018 Non-Executive Director Plan (filed as Exhibit 10.5 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.9>	Employment Agreement, dated as of May 25, 2023, between Coronado Global Resources Inc. and Garold Spindler (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-56044) filed on May 31, 2023 and incorporated herein by reference)
10.10>‡	Employment Agreement dated as of July 7, 2020, by and between Curragh Queensland Mining Pty Ltd and Gerhard Ziems (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K/A (File No. 000-56044) filed on July 7, 2020 and incorporated herein by reference)
10.11>‡	Employment Agreement dated as of August 5, 2021, by and between Coronado Global Resources Inc. and Jeffrey Bitzer (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 000-56044) filed on August 9, 2021 and incorporated herein by reference)
10.12>	Appointment Agreement, dated as of May 25, 2023, between Coronado Global Resources Inc. and Douglas G. Thompson (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 000-56044) filed on May 31, 2023 and incorporated herein by reference)
10.13>‡	Employment Agreement dated as of July 12, 2021, by and between Coronado Global Resources Inc. and Christopher P. Meyering (filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K (File No. 000-56044) filed on February 22, 2022 and incorporated herein by reference)
10.14>‡	Employment Agreement dated as of October 18, 2018, by and between Coronado Curragh Pty Ltd and Emma Pollard (filed as Exhibit 10.11 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)

Exhibit No.	Description of Document
10.15>	Appointment Letter Agreement, dated as of May 25, 2023, between Coronado Global Resources Inc. and William (Bill) Koeck (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 000-56044) filed on May 31, 2023 and incorporated herein by reference)
10.16>	Form of Stock Option Award Agreement (Long Term Incentive Grant) (filed as Exhibit 10.12 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.17>	Form of Performance Stock Unit Award Agreement (Long Term Incentive Grant) (filed as Exhibit 10.13 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.18>	Form of Non-Executive Director Restricted Stock Unit Award Agreement (filed as Exhibit 10.14 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.19>	Form of Restricted Stock Unit Award Agreement (Retention Grant) (filed as Exhibit 10.15 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.20>	Form of Restricted Stock Unit Award Agreement (STIP Deferral Grant) (filed as Exhibit 10.16 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.21>	Summary of Non-Executive Director Compensation (filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K (File No. 000-56044) filed on February 24, 2020 and incorporated herein by reference)
10.22>	Form of Agreement of Indemnity, Insurance and Access (filed as Exhibit 10.18 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on April 29, 2019 and incorporated herein by reference)
10.23‡	Amended Coal Supply Agreement, dated as of November 6, 2009, by and between Stanwell Corporation Limited and Wesfarmers Curragh Pty Ltd (now known as Coronado Curragh Pty Ltd) (filed as Exhibit 10.20 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on June 14, 2019 and incorporated herein by reference)
10.24‡	Deed of Amendment to the Amended Coal Supply Agreement, dated as of November 21, 2016, by and between Stanwell Corporation Limited and Wesfarmers Curragh Pty Ltd (now known as Coronado Curragh Pty Ltd) (filed as Exhibit 10.21 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on June 14, 2019 and incorporated herein by reference)
10.25‡	Curragh Mine New Coal Supply Deed, dated August 14, 2018, by and between Stanwell Corporation Limited and Coronado Curragh Pty Ltd (filed as Exhibit 10.22 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on June 14, 2019 and incorporated herein by reference)
10.26	Deed of Amendment, dated September 20, 2018 and effective September 21, 2018, among Coronado Curragh Pty Ltd, Stanwell Corporation Limited and Coronado Group LLC (filed as Exhibit 10.23 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on June 14, 2019 and incorporated herein by reference)
10.27	Deed of Amendment, dated March 5, 2019 and effective May 21, 2019, between Coronado Curragh Pty Ltd and Stanwell Corporation Limited (filed as Exhibit 10.24 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on June 14, 2019 and incorporated herein by reference)
10.28	Deed of Amendment, dated May 9, 2019 and effective May 21, 2019, between Coronado Curragh Pty Ltd and Stanwell Corporation Limited (filed as Exhibit 10.25 to the Company's Registration Statement on Form 10 (File No. 000-56044) filed on June 14, 2019 and incorporated herein by reference)
10.29†‡	New Coal Supply Agreement, dated as of July 12, 2019, by and between Stanwell Corporation Limited and Coronado Curragh Pty Ltd. (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 000-56044) filed on November 7, 2019 and incorporated herein by reference)
21.1	List of Subsidiaries
23.1	Consent of Ernst & Young

Exhibit No.	Description of Document
23.2	Consent of Barry Lay
23.3	Consent of Daniel Miller
23.4	Consent of Christopher Wilkinson
23.5	Consent of Marshall Miller & Associates, Inc.
31.1	Certification of the Chief Executive Officer pursuant to SEC Rules 13a-14(a) or 15d-14(a) adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to SEC Rules 13a-14(a) or 15d-14(a) adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
95.1	Mine Safety Disclosures
96.1	Technical Report Summary for Curragh
96.2	Technical Report Summary for Buchanan
96.3	Technical Report Summary for Logan
96.4	Technical Report Summary for Mon Valley
101	The following materials from the Company's Annual Report on Form 10-K for the period ended December 31, 2023, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income, (iii) Consolidated Statements of Stockholders' Equity/Members' Capital, (iv) Consolidated Statements of Cash Flows, (v) related notes to these financial statements and (vi) document and entity information
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document)

* Portions of this exhibit have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K, which portions will be furnished to the Securities and Exchange Commission upon request.

† Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) and Item 601(a)(6) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

‡ Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, which portions will be furnished to the Securities and Exchange Commission upon request.

> Management contract, compensatory plan or arrangement

ITEM 16. FORM 10-K SUMMARY

None.

Table of Contents

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coronado Global Resources Inc. **(Registrant)**

By: _____/s/ Douglas Thompson_____
Douglas Thompson
Managing Director and Chief Executive Officer (as duly authorized officer and as principal executive officer of the registrant)

Date: February 20, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Douglas Thompson Douglas Thompson	Managing Director and Chief Executive Officer (Principal Executive Officer)	February 20, 2024
/s/ Gerhard Ziems Gerhard Ziems	Group Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 20, 2024
/s/ Garold Spindler Garold Spindler	Director	February 20, 2024
/s/ William Koeck William Koeck	Director	February 20, 2024
/s/ Philip Christensen Philip Christensen	Director	February 20, 2024
/s/ Greg Pritchard Greg Pritchard	Director	February 20, 2024
/s/ Laura Tyson Laura Tyson	Director	February 20, 2024
/s/ Aimee R. Allen Aimee R. Allen	Director	February 20, 2024
/s/ Jan C. Wilson Jan C. Wilson	Director	February 20, 2024

EXHIBIT 31.1

CERTIFICATION

I, Douglas Thompson, certify that:

1. I have reviewed this Annual Report on Form 10-K of Coronado Global Resources Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2024

/s/ Douglas Thompson
Douglas Thompson
Managing Director and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Gerhard Ziems, certify that:

1. I have reviewed this Annual Report on Form 10-K of Coronado Global Resources Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2024

/s/ Gerhard Ziems
Gerhard Ziems
Group Chief Financial Officer

EXHIBIT 32.1

CERTIFICATIONS PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Coronado Global Resources Inc. (the "Company") on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), each of the undersigned officers of the company certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

1. The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Annual Report.

/s/ Douglas Thompson
Douglas Thompson
Managing Director and Chief Executive Officer

/s/ Gerhard Ziems
Gerhard Ziems
Group Chief Financial Officer

Date: February 20, 2024

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Annual Report or as a separate disclosure document.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff on request.

Stock Performance Graph
Pursuant to Section 14a-3(b)(9) of the Securities Exchange Act of 1934

The following performance graph compares the cumulative total return on our common stock from June 28, 2019, the date our common stock was registered under Section 12(g) of the Securities Exchange Act of 1934, through December 31, 2023, with the cumulative total return of the following indices: (i) the ASX 200 Index and (ii) a peer group comprised of Stanmore Resources Ltd (Stanmore), Whitehaven Coal Ltd, New Hope Corporation Limited, Yancoal Australia Ltd, Arch Coal Inc., Peabody Energy Corporation, Warrior Met Coal Inc. and Alpha Metallurgical Resources, Inc. (formerly, Contura Energy, Inc.) (collectively, the Peer Group). The Peer Group reflects publicly listed companies within the coal industry of similar size or product type to Coronado Global Resources Inc. (the Company).

The performance graph assumes that the value of the investment was US$100 at June 28, 2019. The performance graph also assumes that the stock prices were adjusted for dividend reinvestments and that the investments were held through December 31, 2023.

COMPARISON OF CUMULATIVE TOTAL RETURN

Among Coronado Global Resources Inc., the ASX 200 Index and the Peer Group



OTHER INFORMATION

Below we set out additional information in relation to the Company's corporate governance, structure and shareholders. This includes information required to be included in our Annual Report to Stockholders under ASX Listing Rule 4.10. Unless stated otherwise, the information below is current April 10, 2024.

Overview

Our securities have been listed for quotation in the form of CHESS Depositary Interests, or CDIs, on the ASX and trade under the symbol "CRN" since October 23, 2018.

Prior to such time, there was no public market for our securities. Trading in our shares of common stock on ASX is undertaken using CDIs. Legal title to the shares underlying the CDIs is held by CHESS Depositary Nominees Pty Ltd, or CDN, a wholly-owned subsidiary of ASX Limited, the company that operates the ASX.

Each share of our common stock is equivalent to 10 CDIs.

As at April 10, 2024 there were a total of 167,645,373 shares of common stock on issue, 90,337,269.4 of which were held as CDIs (equivalent to 1,676,453,730 CDIs in total):

Type of Security	Number of Securities	Equivalent in CDIs
Common Stock held by Coronado Group LLC*	77,308,103.6	773,081,036
Common Stock held by CDN underlying the CDIs	90,337,269.4	903,372,694
Total number of CDIs assuming all shares held as CDIs		**1,676,453,730**

*These figures represent the common stock over which Coronado Group LLC holds legal ownership (on the assumption that all shares of common stock on issue are held as CDIs). As at April 10, 2024 Coronado Group LLC owns beneficially a further 71,980,369 CDIs in our company, bringing the total ownership in our company (legal and beneficial) to 845,061,399 CDIs, or 84,506,139.9 shares of common stock, ownership of which is further disclosed on page 48 of the Proxy Statement under 'SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT'

Substantial Holders

The number of CDIs held by our substantial shareholders (being shareholders who, together with their associates, have a relevant interest in at least 5% of our voting shares as disclosed in substantial holding notices lodged with ASX and the SEC) assuming the conversion of common stock held by those shareholders into CDIs as of April 10, 2024, was as follows:

Name of Holder	Number Held (CDI Equivalent)	% of Total CDIs
CORONADO GROUP LLC*	845,061,399	50.4%
AUSTRALIAN SUPER PTY LTD**	151,433,685	9.03%

*As noted above, based on the SC 13D/A filed by Coronado Group LLC with the SEC on October 2, 2023 84,506,139.9 shares of common stock are held by Coronado Group LLC. EMG CC HC, LLC, EMG Coronado II HC, LLC, EMG Coronado IV Holdings LLC and EMG Coronado Strategic LP, each of which is affiliated with The Energy & Minerals Group, collectively hold approximately 99% of the outstanding units of Coronado Group LLC.

** Based upon information contained in Schedule 13G/A filed with the SEC on January 25, 2024, which specifies that Australian Super Pty Ltd had sole voting power with respect to 151,433,685 CDIs.

Distribution of Equity Security Holders

The table below presents the number of shares of CDIs and common stock (as converted to CDIs) on issue by size of holding at April 10, 2024. Related but separate legal entities are not aggregated:

Range	Total holders	Units	% Units
1 - 1,000	1,792	1,019,780	0.06
1,001 - 5,000	2,519	7,015,592	0.42
5,001 - 10,000	1,238	9,669,960	0.58
10,001 - 100,000	1,961	58,542,318	3.49
100,001 Over	200	1,600,206,086	99.75
Rounding			**0.00**
Total	**7,700**	**1,676,453,730**	**100.00**

Unmarketable Parcels

An unmarketable parcel, as defined by the ASX Listing Rules, has been identified as being a parcel of securities worth less than $500.00 based on the closing market price at April 10, 2024 (A$1.185 per CDI).

At April 10, 2024, there were 597 shareholders of CDIs and shares (as converted to CDIs) holding less than a marketable parcel.

Top 20 Holders

Holders of CDIs Only

The table below provides a list of the top 20 holders of our CDIs at April 10, 2024. Related but separate legal entities are not aggregated:

Rank	Name	Units	% Units
1	J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	323,230,610	35.78
2	CITICORP NOMINEES PTY LIMITED <DOMESTIC HIN A/C>	197,018,296	21.81
3	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	103,834,357	11.49
4	ECAPITAL NOMINEES PTY LIMITED <ACCUMULATION A/C>	47,309,893	5.24
5	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	32,303,285	3.58
6	BNP PARIBAS NOMS PTY LTD	14,213,397	1.57
7	BNP PARIBAS NOMINEES PTY LTD <AGENCY LENDING COLLATERAL>	12,831,900	1.42
8	NATIONAL NOMINEES LIMITED	9,483,613	1.05
9	BNP PARIBAS NOMINEES PTY LTD <AGENCY LENDING A/C>	7,039,690	0.78
10	TREASURY SERVICES GROUP PTY LTD <NERO RESOURCE FUND A/C>	6,167,524	0.68
11	BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT>	5,292,845	0.59
12	BRAZIL FARMING PTY LTD	4,800,000	0.53
13	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED <NT-COMNWLTH SUPER CORP A/C>	4,723,694	0.52
14	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	4,681,737	0.52
15	UBS NOMINEES PTY LTD	3,229,127	0.36
16	CITICORP NOMINEES PTY LIMITED <COLONIAL FIRST STATE INV A/C>	2,283,706	0.25
17	TRI-STAR E&P PTY LTD	1,951,080	0.22
18	ASIA UNION INVESTMENTS PTY LTD	1,700,000	0.19
19	NEWECONOMY COM AU NOMINEES PTY LIMITED <900 ACCOUNT>	1,492,283	0.17
20	BNP PARIBAS NOMINEES PTY LTD ACF CLEARSTREAM	1,435,301	0.16
	Totals: Top 20 holders of Common Stock (Total)	**785,022,338**	**86.90**
	Total Remaining Holders Balance	**118,350,362**	**13.10**

Holders of CDIs and Common Stock Combined

The table below provides a list of the top 20 holders of our securities including securities held in the form of both common stock and CDIs at April 10 2024. Information presented below is prepared on the assumption that all shares of common stock on issue are held as CDIs. Related but separate legal entities are not aggregated.

Details of shareholders if all shares of common stock on issue are held as CDIs:

Rank	Name	Units	% Units
1	CORONADO GROUP LLC*	773,081,036	46.11
2	J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	323,230,610	19.28
3	CITICORP NOMINEES PTY LIMITED <DOMESTIC HIN A/C>	197,018,296	11.75
4	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	103,834,357	6.19
5	ECAPITAL NOMINEES PTY LIMITED <ACCUMULATION A/C>	47,309,893	2.82
6	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	32,303,285	1.92
7	BNP PARIBAS NOMS PTY LTD	14,213,397	0.85
8	BNP PARIBAS NOMINEES PTY LTD <AGENCY LENDING COLLATERAL>	12,831,900	0.77
9	NATIONAL NOMINEES LIMITED	9,483,613	0.57
10	BNP PARIBAS NOMINEES PTY LTD <AGENCY LENDING A/C>	7,039,690	0.42
11	TREASURY SERVICES GROUP PTY LTD <NERO RESOURCE FUND A/C>	6,167,524	0.37
12	BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT>	5,292,845	0.32
13	BRAZIL FARMING PTY LTD	4,800,000	0.29
14	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED <NT-COMNWLTH SUPER CORP A/C>	4,723,694	0.28
15	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	4,681,737	0.28
16	UBS NOMINEES PTY LTD	3,229,127	0.19
17	CITICORP NOMINEES PTY LIMITED <COLONIAL FIRST STATE INV A/C>	2,283,706	0.14
18	TRI-STAR E&P PTY LTD	1,951,080	0.12
19	ASIA UNION INVESTMENTS PTY LTD	1,700,000	0.10
20	NEWECONOMY COM AU NOMINEES PTY LIMITED <900 ACCOUNT>	1,492,283	0.08
Totals: Top 20 holders of Common Stock and CHESS DEPOSITARY INTERESTS 10:1 (Total)		**1,556,668,073**	**92.85**
Total Remaining Holders Balance		**119,785,657**	**7.15**

Unquoted Securities

Preferred Stock (not listed on the ASX)

Coronado Group LLC holds one share of Series A preferred stock which is the only share of Series A preferred stock issued and outstanding as at April 10, 2023.

Options (not listed on ASX)

As at April 10, 2024 there were 181,687 options on issue to purchase CDIs (equivalent to 18,168.7 shares) under the 2018 Equity Incentive Plan. These options are held by 3 individuals.

The following table is a distribution schedule of the number of holders of options at April 10, 2024:

Range	Total holders	Number of CDIs
1 – 1,000	–	–
1,001 – 5,000	–	–
5,001 – 10,000	1	8,503
10,001 – 100,000	1	68,224
100,001 Over	1	104,960
Total	3	181,687

Performance Stock Units (not listed on ASX)

As at April 10 2024, there were 14,707,853 Performance Stock Units, or PSUs, on issue for 14,707,853 CDIs (equivalent to 1,470,785.3 shares of common stock) under the 2018 Equity Incentive Plan. These PSUs are held by 57 individuals.

The following table is a distribution schedule of the number of holders of PSUs as at April 10, 2024:

Range	Total holders	Number of CDIs
1 – 1,000	-	-
1,001 – 5,000	-	-
5,001 – 10,000	-	-
10,001 – 100,000	24	1,252,708
100,001 Over	33	13,455,145
Total	**57**	**14,707,853**

Restricted Stock Units (not listed on ASX)

As at April 10, 2024, there were 386,638 Restricted Stock Units, or RSUs, on issue for (i) 54,687 CDIs (equivalent to 5,468.7 shares of common stock) under the 2018 Non-Executive Director Equity Incentive Plan, all held by 1 individual; and (ii) 331, 951 CDIs (equivalent to 33,195.1 shares of common stock) under the 2018 Equity Incentive Plan; held by 22 individual employees.

Voting Rights

Common Stock

The holders of our common stock have a right to one vote per share on any matter to be voted upon by stockholders. Our certificate of incorporation and bylaws do not provide for cumulative voting in connection with the election of directors and, accordingly, holders of more than 50% of the common stock voting may elect all of the directors, other than those directors that may be elected by the holder of the Series A Preferred Share. The holders of a majority of the outstanding shares of stock entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum at all meetings of stockholders for the transaction of business.

For as long as the EMG Group (via Coronado Group LLC) beneficially owns in the aggregate at least a majority of the outstanding shares of our common stock, subject to ASX Listing Rules, any action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding shares of our common stock by a minimum number of votes that would be necessary to authorize to take such action at a meeting.

CDIs

Our bylaws provide that each shareholder has one vote for every share of common stock entitled to vote held of record by such shareholder and a proportionate vote for each fractional share of common stock entitled to vote so held, unless otherwise provided by Delaware General Corporation Law or in the certificate of incorporation.

Holders of CDIs have one vote for every ten CDIs held of record by such shareholder. To vote, holders of CDIs must instruct CDN, as the legal owner, to vote the shares of common stock underlying their CDIs in a particular manner.

Series A Preferred Share

Ownership of the Series A Preferred Share provides Coronado Group LLC with Board designation rights tied to the level of the aggregate beneficial ownership of shares of our common stock.

Other

Holders of issued but unexercised options, PSUs and RSUs are not entitled to vote.

Securities Purchased on Market

During the period 1 January 2023 to 31 December 2023, the Company instructed Computershare to purchase 756,616 CDIs on-market, for the purposes of satisfying entitlements of the holders of PSUs and RSUs to acquire CDIs under the Company's 2018 Equity Incentive Plan, at an average price as set out below per CDI:

Relevant Unquoted Security	Number of Equivalent CDIs	Average Price ($US) per CDI
PSU	286,915	1.06
RSU	469,701	1.03

Required Statements

Coronado Global Resources, Inc. makes the following additional disclosures:

a.   There is no current on-market buy-back of our securities

b.   Coronado Global Resources, Inc. is incorporated in the State of Delaware in the United States of America.

c.   The Company's 2023 Corporate Governance Statement is available at: https://coronadoglobal.com/sustainability/social/governance/

d.   Under Delaware General Corporation Law, we have elected not to be governed by Section 203 of the Delaware General Corporation Law (or any successor provision thereto), or Section 203, until immediately following the time at which the EMG Group (via Coronado Group LLC) no longer beneficially own in the aggregate common stock representing at least 10% of the then outstanding common stock, in which case we shall thereafter be governed by Section 203 if and for so long as Section 203 by its terms would apply to us. Section 203 provides that an interested stockholder (along with its affiliates and associates) – i.e. a stockholder that has purchased greater than 15%, but less than 85% of a company's outstanding voting stock (with some exclusions) – may not engage in a business combination transaction with the company for a period of three years after buying more than 15% of a company's stock unless certain criteria are met or certain other corporate actions are taken by the company.

e.   The securities of Coronado Global Resources, Inc. are not quoted on any exchange other than the ASX.

f.   The name of the Company Secretary is Susan Casey.



COAL RESERVES AND RESOURCES

Coronado 2023 Statement of Coal Reserves and Resources for Coronado Global Resources Inc.

This annual statement of Coal Resources and Reserves has been prepared by Coronado Global Resources Inc. (the "**Company**") in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2012 (the "**JORC Code**") and the ASX Listing Rules. Unless otherwise stated, all capitalized terms used in this document have the same meaning as set out in the JORC Code. The Coal Resource and Coal Reserve estimates have been updated from the 2022 statement to incorporate 2023 depletion as well as to update the material change in Coal Reserves estimate at the Company's Australian Operations.

The information in this announcement relating to Coal Resources and Coal Reserves is based on information compiled by the Competent Persons. All named Competent Persons have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person. Each Competent Person has given and has not withdrawn their consent to the inclusion in this announcement of the Coal Resources and Coal Reserves information which they have provided in relation to their respective deposits in the form and context in which it appears.

Coal Resources and Coal Reserves are quoted on a 100 per cent basis and the Company owns 100% of the mining tenements comprising its operations.

Coal Resources and Coal Reserves are quoted as at 31 December 2023 and Coal Resources are quoted inclusive of the Coal Resources that have been converted to Coal Reserves (i.e. Coal Resources are not additional to Coal Reserves).

Australian Operations

The Coal Resources at the Curragh Mining Complex ("**Curragh**") as at 31 December 2023 are 936Mt, reported as inclusive of Coal Reserves. Coal Resources have increased 11 Mt over the year due to exploration and geological model reviews and updates.

Since December 2022, total Coal Reserves at Curragh have increased by 36Mt to 290Mt inclusive of 2023 mining depletion. This is a 14% increase in Coal Reserves at Curragh primarily driven by the initial release of a Coal Reserve due to proposed underground mining (**Underground Coal Reserve**) at Curragh. This is deemed a material change to the business and as such a JORC Table 1 update for Curragh is issued with and attached to this market update.

The Marketable Coal Reserves at Curragh have increased by 18Mt to 223Mt inclusive of mining depletion, again primarily driven by the initial release of an Underground Coal Reserve at Curragh.

The information in this announcement relating to Coal Resources at Curragh is based on information compiled by Mr Barry Lay, who is a Member of the Australian Institute of Mining and Metallurgy (AusIMM). Mr Lay is a director of Resology Pty Ltd.

The information in this announcement relating to Open Cut Coal Reserves at Curragh is based on information compiled by Mr Daniel Millers, who is a member of the AusIMM. Mr Millers is currently an employee of Curragh Queensland Mining Pty Ltd, a wholly owned subsidiary of Coronado Global Resources Inc.

The information in this announcement relating to Underground Coal Reserves at Curragh is based on information compiled by Mr Chris Wilkinson, who is a member of the AusIMM. Mr Wilkinson is a director of Mining Consultancy Services (Australia) Pty Ltd, a subsidiary of Talisman Technical Pty Ltd.

US Operations

As at 31 December 2023, Coal Reserves for the US Operations (ROM) are reduced to 548Mt and the Marketable Coal Reserves have decreased to 333Mt. Changes to Coal Reserves at the US operations are due to depletion, geological updates and/or mine plan adjustments at active complexes.

Coal Resources as at 31 December 2023 are 1,179Mt, reported as inclusive of Coal Reserves.

No other activity has taken place which would constitute a material change at the US Operations for the year ended 31 December 2023.

The information in this announcement relating to Coal Reserves and Coal Resources at the Company's US operations is based on information compiled by Mr Justin Douthat, who is a registered member of the Society for Mining, Metallurgy & Exploration, Inc. Mr Douthat is employed by Marshall Miller & Associates, Inc.

COAL RESERVES AND RESOURCES TABLES

Coal Resources as of 31 December 2022 and 2023

Mine	2022 Coal Resources tonnes (millions)				2023 Coal Resources tonnes (millions)				Resources quality (adb)		
	Measured	Indicated	Inferred	Total	Measured	Indicated	Inferred	Total	Ash (%)	Sulphur (%)	VM (%)
Curragh OC	476	129	45	651	383	106	54	543	21.1	0.6	19.1
Curragh UG	94	81	100	275	181	106	106	392	16.9	0.4	18.2
AUS TOTAL				**925**				**936**			
Buchanan	192	16	0	208	190	13	0	203	16.0	0.8	18.0
Logan	172	77	3	253	173	72	3	248	17.0	1.0	31.0
Greenbrier	38	17	0	55	38	17	0	55	31.0	1.1	20.0
Russell County	136	22	1	159	136	22	1	159	29.0	0.7	23.0
Mon Valley	291	214	9	514	291	214	9	514	31.0	1.4	26.0
US TOTAL				**1,188**				**1,179**			

a) Totals may not sum due to rounding.

b) Coal Resources are reported inclusive of Coal Reserves.

c) Coal Resources for Curragh are reported on a 5.3% in-situ moisture basis.

d) Coal Resources for Curragh were not reported in 2022 split into open cut and underground categories. They have been split in this report for 2022 for comparison purposes.

e) Coal Resources for US are reported on a dry basis. Surface moisture and inherent moisture are excluded.

f) Coal qualities are reported on an air-dried basis.

g) Changes to Coal Resources at the US operations are due to depletion at active complexes and changes in mineral control, along with geologic updates due to evaluation of additional core hole and gas well data at Buchanan. No development has occurred at Russell County or Mon Valley.

h) Mon Valley property was previously referred to as Pangburn-Shaner-Fallowfield.

Coal Reserves as of 31 December 2022 and 2023

Mine	2022 Coal Reserves tonnes (millions)			2023 Coal Reserves tonnes (millions)			Reserves quality (adb)		
	Proved	Probable	Total	Proved	Probable	Total	Ash (%)	Sulphur (%)	VM (%)
Curragh OC	231	23	254	227	22	249	31.3	0.5	16.0
Curragh UG	-	-	-	30	11	41	17.0	0.3	16.4
AUS TOTAL			**254**			**290**			
Buchanan	145	9	154	146	8	154	44.0	0.7	12.0
Logan	101	37	138	104	31	135	49.0	0.9	19.0
Greenbrier	8	4	12	8	4	12	55.0	1.0	12.0
Russell County	39	11	50	39	11	50	46.0	0.8	18.0
Mon Valley	114	83	197	114	83	197	37.0	1.2	23.0
US TOTAL			**551**			**548**			

Mine	2022 Marketable Coal Reserves tonnes (millions)			2023 Marketable Coal Reserves tonnes (millions)			Reserves quality (adb)		
	Proved	Probable	Total	Proved	Probable	Total	Ash (%)	Sulphur (%)	VM (%)
Curragh OC	188	18	205	173	16	189	12.2	0.5	19.5
Curragh UG	-	-	-	25	9	34	10.0	0.3	16.9
AUS TOTAL			**205**			**223**			
Buchanan	88	5	93	87	5	92	6.0	0.7	20.0
Logan	53	17	71	55	16	71	8.0	0.9	35.0
Greenbrier	4	2	7	4	2	7	8.0	1.0	26.0
Russell Country	24	5	29	24	5	29	8.0	0.9	31.0
Mon Valley	78	57	134	78	57	134	8.0	1.2	35.0
US TOTAL			**334**			**333**			

a) Totals may not sum due to rounding.

b) Changes to Coal Reserves at the US operations are due to depletion at active complexes, changes in mineral control, and mine plan adjustments at Buchanan. No development has occurred at Russell County or Mon Valley.

c) ROM Coal Reserve tonnes are reported on a 7.5% moisture basis for Curragh and Air Dried for US properties.

d) Coal qualities are reported on an air-dried basis.

e) Marketable Coal Reserves are reported on a 9.5% moisture basis for Curragh open cut and 10% moisture basis for Curragh UG. The Coronado US mines are reported on a 4.5% to 6% moisture basis.

f) The Marketable reserves table is reported in Coronado Global Resources Inc's Form10-K to be filed with the SEC and the ASX with this annual statement.

g) Mon Valley property was previously referred to as Pangburn-Shaner-Fallowfield. Life-of-mine sulfur for Pangburn is an estimated 1.2%; however, overall Mon Valley Complex reserve average is 1.4% sulfur.

General

Preparation of this statement requires the Competent Person to adopt certain forward-looking assumptions including export coal price and mining cost assumptions. These assumptions are commercially confidential. Long-term export price assumptions are considered reasonable but differ from actual prices prevailing as at the balance date and mining cost assumptions may be affected by changes in mine planning or scheduling over time. These types of forward-looking assumptions are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company. Since December 2022, changes to the Coal Resources and Coal Reserves for the Company's operations are principally derived by adjusting Coal Reserves for appropriate reserve deletion, addition, and depletion which occurred during the calendar year 2023, along with updates to geologic models for those areas where additional exploration was conducted. There is a material change to the Curragh Coal Reserve estimate and as such a JORC Table 1 update for Curragh is issued with this market update. For the avoidance of doubt, neither the Competent Persons nor the Company makes any undertaking to subsequently update any forward-looking statements in this release to reflect events after the date of this release.

This Statement of Coal Reserves and Resources is subject to risk factors associated with the mining industry. The estimates may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries, approvals and cost estimates. Note that totals may not sum due to rounding.

Governance arrangements and internal controls

The Company has put in place governance arrangements and internal controls with respect to its estimates of Coal Reserves and Coal Resources and the estimation process, including:

- oversight and approval of each annual statement by responsible senior officers;
- establishment of internal procedures and controls to meet JORC compliance;
- independent external review of new and materially changed estimates at regular intervals; and
- annual reconciliation with internal planning to validate Coal Reserve estimates for operating mines.

Attachment: Table 1 as required by the JORC Code 2012

Attachment: Table 1 – Checklist of Assessment and Reporting Criteria– as at 31 December 2023

This Table 1 is to be read in conjunction with Coronado 2023 Statement of Coal Reserves and Resources for Coronado Global Resources Inc and has been prepared to meet the specific requirements of Clauses 19, 27 and 35 of the JORC Code 2012 in relation to the Australian Operations.

Section 1 Sampling Techniques and Data

(Criteria in this section apply to all succeeding sections.)

Criteria	JORC Code 2012 Explanation	Commentary
Sampling techniques	Nature and quality of sampling (eg cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as down hole gamma sondes, or handheld XRF instruments, etc). These examples should not be taken as limiting the broad meaning of sampling. Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used. Aspects of the determination of mineralisation that are Material to the Public Report. In cases where 'industry standard' work has been done this would be relatively simple (eg 'reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay'). In other cases, more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (eg submarine nodules) may warrant disclosure of detailed information.	Either 63 or 100mm diameter core samples are taken of the coal by a qualified geologist who measures, logs, photographs and samples the core in the field. Standard measuring tapes are used. Samples are either full seam or part seam with sample lengths varying from 0.3m to 3m. Roof, floor and parting samples may also be taken and are either sampled separately or included within a seam/ply. Sample interval and unique sample numbers are included on the field log. Downhole wireline geophysics (Gamma, Density, Sonic, Verticality) is the standard suite of tool used on every drillhole and this data is used to assist with determining seam and ply boundaries. Field samples may be combined upon inspection of this data for subsequent laboratory analysis. Curragh maintains various procedures and work instructions in the Curragh Planning System for the sampling of coal core which are periodically audited. There is a bore core treatment procedure adopted by Curragh which is followed by the laboratory. No attempt is made to ascertain insitu moisture from coal samples. Sampling is undertaken in accordance with AS2519.150mm and 200mm diameter core samples have also been taken from most areas.
Drilling techniques	Drill type (eg core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc) and details (eg core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc).	Core samples used in the resource estimation are taken using a kelly drive rotary drill rig and conventional (non-wireline) triple tube coring techniques and air circulation. Either a 3m or 4.5m long core barrel was used regardless of the core diameter. Coring depths are measured at the beginning and end of each core run. The depth is then verified by a qualified geologist.

Criteria	JORC Code 2012 Explanation	Commentary
Drill sample recovery	Method of recording and assessing core and chip sample recoveries and results assessed. Measures taken to maximise sample recovery and ensure representative nature of the samples. Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.	Curragh has significant faulting affecting the deposit, so a 90% linear core recovery is the minimum standard before a re-drill is mandated. A larger core size (100mm) is generally used for coal quality samples to minimize core loss. HQ sized core (63mm) is more common for Geotech and gas drilling. Drilling contractors used on site have significant experience coring at Curragh. They developed proven techniques to maximize the core recovery. No relationship between core loss and grade has been observed, primarily due to the consistent nature of Curragh's target seams. Sample bias may occur if fine coal and vitrinite is lost. Such loss will result in a downgrading of the metallurgical properties of the coal. Consistent results over the past ten years of resource estimation and processing indicate that any sample bias in the coal quality database is not material. Core loss is recorded in the field log and sample register. Comparison checks are made between the drillers and geologists recorded depths. Seam depth picks are reconciled against the geophysical logs.
Logging	Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies. Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc) photography. The total length and percentage of the relevant intersections logged.	The entire cored section of each hole is logged by a qualified geologist trained in identifying lithological and coal brightness changes. Since 1995, the chip samples from all open holes are logged by a qualified geologist. Those holes used in the geological model are all geophysically logged using gamma, density and caliper logs as the minimum log suite. Geological logging is quantitative and is based on visual field measurements. All core is photographed, and the photographs uploaded onto the Curragh server. Geotechnical logging is not usually performed on resource estimation core samples. Where geotechnical data is required, specific core holes are drilled. Geological logging is undertaken in accordance with AS2519.
Sub-sampling techniques and sample preparation	If core, whether cut or sawn and whether quarter, half or all core taken. If non-core, whether riffled, tube sampled, rotary split, etc and whether sampled wet or dry. For all sample types, the nature, quality and appropriateness of the sample preparation technique. Quality control procedures adopted for all sub- sampling stages to maximise representivity of samples. Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.	Core is not dried and is sampled as received from the core barrel. Core is measured in the exposed triple tube at the surface before being rolled into a receptacle for logging. Core is not sawn. The entire sampled interval is placed into appropriately sized plastic bags and sealed using staples or zip ties usually within 30 minutes of the core being presented at the surface. Care is taken to ensure fine coal is included and the field geologist is provided with tools to recover the fine coal The coal sample is then delivered to the laboratory in poly woven bags for additional protection. Individual coal core samples do not usually exceed 25kg in weight. Core is dispatched to the laboratory using commercial road transport carriers and arrives within 14 days of recovery. At the laboratory the core is stored in cold rooms awaiting instructions. An attempt is made to reduce oxidation from core recovered by removing as much air as possible from each plastic bag before sealing. Duplicate sampling is not undertaken as

Criteria	JORC Code 2012 Explanation	Commentary
	Whether sample sizes are appropriate to the grain size of the material being sampled.	historic coal processing results support the laboratory results from single samples. The sample size (not less than 10kg) is appropriate to the grain size of the material being sampled.
Quality of assay data and laboratory tests	The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total. For geophysical tools, spectrometers, handheld XRF instruments, etc, the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc. Nature of quality control procedures adopted (eg standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (ie lack of bias) and precision have been established.	The same NATA certified laboratory has been used at Curragh since 1983. They test coal samples to Australian Standards. This laboratory participates in round-robin testing to ensure consistent results over time. The testing is considered total testing with raw coal, washability and product composite testing which is suitable for full beneficiation and market product characterization.
Verification of sampling and assaying	The verification of significant intersections by either independent or alternative company personnel. The use of twinned holes. Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols. Discuss any adjustment to assay data.	Sampling is conducted by contractor geologists according to company sampling procedures under the supervision of company senior geologists. Twin holes are used at each site, first to generate the planned sampling depths, then second to collect samples using cored holes. Geophysical log data is used to assist with determining core loss and sample laboratory instruction. All borehole survey and lithological data including sample numbers are recorded in the field onto hard copy coding sheets or a laptop. The borehole data is transferred to a temporary database for validation and uploading into the primary database. Analytical data is presented to Curragh in spreadsheet, pdf and database input format. The data is loaded and validated into the primary Geobank database by a qualified geologist. The upload procedure ensures that quality and lithological table intervals match.
Location of data points	Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation. Specification of the grid system used. Quality and adequacy of topographic control.	Borehole collars (X,Y,Z) coordinates are surveyed by mine qualified surveyors using RTK GPS equipment. The Curragh grid system is used which very closely approximates AGD84. The borehole collar elevation is checked against the approximate hole position using a handheld GPS and aerial topographic data used for mine development and planning. In recent years verticality logs have been used to ascertain those holes have not deviated to a point that would be material to the coal estimation process.
Data spacing and distribution	Data spacing for reporting of Exploration Results. Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.	Geostatistical techniques have been used to determine optimal drillhole spacing distances for open hole and sampled cored hole sufficient to establish the degree of geological and grade continuity for the reported resource classification.

Criteria	JORC Code 2012 Explanation	Commentary
	Whether sample compositing has been applied.	Simple mass weighted sample compositing is used where seams have been sampled in plies.
Orientation of data in relation to geological structure	Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type. If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.	Seam dips are mostly flat dipping except adjacent to faults. Sampling is conducted in near vertical boreholes and sited away from faults to avoid intersection of apparent thicknesses of coal. The orientation and distribution of the sampling achieves unbiased sampling of the deposit.
Sample security	The measures taken to ensure sample security.	Samples are bagged in plastic and labelled using two alloy tags with identical sample numbers. Each bag is sealed with 3 heavy duty staples or cable ties. Individual bagged coal samples are combined into a poly woven sack which is labelled for transport to the laboratory. Each poly woven bag is sealed with 3 or more heavy duty staples or cable ties. Poly woven sacks are placed on pallets and secured using plastic wrap before dispatch. Consignment notes are prepared at the site warehouse and commercial transport companies are engaged to deliver the samples to the laboratory in Brisbane, Queensland. Communication in the form of emailed spreadsheets between the laboratory and the responsible person confirm the arrival of samples to the testing facility. No testing takes place until both parties can confirm the samples are satisfactorily accounted for.
Audits or reviews	The results of any audits or reviews of sampling techniques and data.	Sampling procedures are periodically reviewed that are stored in the Curragh Planning System. The last review of the relevant sampling procedure was concluded on 14 November 2022. Historic coal processing results support the laboratory results obtained from the samples collected using the current sampling technique.

Section 2 Reporting of Exploration Results

(Criteria listed in the preceding section also apply to this section.)

Criteria	JORC Code 2012 Explanation	Commentary
Mineral tenement and land tenure status	Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings. The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.	No exploration results are reported in this release. The current Curragh Mining Leases and Mineral Development Licences are ML1878, ML 1990, ML 80010, ML 80011, ML80012, ML80086, ML80110, ML80112, ML80123, ML80171, ML700006, ML700007, ML700008, ML700009, MDL328, MDL329 and MDL162. The Coal Resources reported herewith are wholly contained within these tenements which lie 3 to 25 kilometers north of the town of Blackwater in a south to north orientation from the Capricorn highway in the south to the Mackenzie River in the north. The Mining Leases are currently held 100% by Coronado Curragh Pty Ltd ('**CCPL**'), a wholly owned subsidiary of Coronado Global Resources Inc and expire between 2023 (renewals lodged) and 2044. The earliest Mining Lease, ML1878 was originally granted in 1982. A Coal Supply Agreement ('**CSA**') is in place between CCPL and Stanwell Corporation Limited ('**Stanwell**') whereby a rebate is paid to Stanwell for exported tonnages. This CSA is expected to expire early in 2027 after which no rebate will be payable. A Curragh Project Progressive Rehabilitation and Closure Plan ('PRCP') has been developed in accordance with the legislative requirements and was submitted by Coronado Curragh on 21 October 2022 and remains subject to approval by the relevant regulatory authority.. Biodiversity offsets are required under obligations related to the Commonwealth and State approvals for ML700007 and ML700008 and are in progress. .
Exploration done by other parties	Acknowledgment and appraisal of exploration by other parties.	No exploration results are reported in this release.

Criteria	JORC Code 2012 Explanation	Commentary
		Various drilling programs were conducted by the Queensland Department of Minerals and Energy (previously known as Mines Department) during the period 1966-82 over a large area between the Capricorn Highway and the Mackenzie River. The area was within the Department of Mines reserved area 56D.
Geology	Deposit type, geological setting and style of mineralisation.	No exploration results are reported in this release. The coal occurs within the Permian aged Rangal Coal Measures of the Bowen Basin. The coal occurs in a stratiform deposit. Coal seams of varying thickness occur between non-coal sediments consisting primarily of sandstone and siltstone cemented with clay cement.
Drill hole Information	A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes: • easting and northing of the drill hole collar • elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole collar • dip and azimuth of the hole • down hole length and interception depth hole length. If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.	No exploration results are reported in this release and no single or group of boreholes is considered material in the reporting of mineral resources. The current resource model was constructed with over 15000 open and cored holes and each borehole only contributes a small proportion to the final reported estimate. Exclusion of reporting of borehole results will not detract from the understanding of this report.
Data aggregation methods	In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (eg cutting of high grades) and cut-off grades are usually Material and should be stated. Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail. The assumptions used for any reporting of metal equivalent values should be clearly stated.	No exploration results are reported in this release Comment relating to resource modelling and cut-offs can be found in Sections 3 of this Table.

6

Criteria	JORC Code 2012 Explanation	Commentary
Relationship between mineralisation widths and intercept lengths	These relationships are particularly important in the reporting of Exploration Results. If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported. If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (eg 'down hole length, true width not known').	No exploration results are reported in this release. This section is not relevant to this release on Coal Resources and Coal Reserves. Comment relating to drill hole information relating to Coal Reserve and Coal Resource estimation can be found in Sections 1 and 3 of this Table. Vertical drill holes intercept low angle dip coal seams so therefore approximate true coal thickness.
Diagrams	Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be Ltd to a plan view of drill hole collar locations and appropriate sectional views.	No exploration results are reported in this release and no new significant discovery is being reported.
Balanced reporting	Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.	No exploration results are reported in this release. This section is not relevant to this release on Coal Resources and Coal Reserves. Comment relating to drill hole information relating to Coal Reserve and Coal Resource estimation can be found in Sections 1 and 3 of this Table 1.
Other substantive exploration data	Other exploration data, if meaningful and material, should be reported including (but not Ltd to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.	No exploration results are reported in this release. This section is not relevant to this release on Coal Resources and Coal Reserves. Comment relating to drill hole information relating to Coal Reserve and Coal Resource estimation can be found in Sections 1 and 3 of this Table 1.
Further work	The nature and scale of planned further work (eg tests for lateral extensions or depth extensions or large- scale step-out drilling). Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.	No exploration results are reported in this release. The identified Coal Resources which are the subject of this report have been drilled to a density necessary to generate Coal Reserves sufficient to support a long term mine operation to economic limits under current conditions. Pre-development drilling has been an integral part of the current operation since inception and there are plans and budget to continually update the geological data set.

Section 3 Estimation and Reporting of Mineral Resources

(Criteria listed in section 1, and where relevant in section 2, also apply to this section.)

Criteria	JORC Code 2012 Explanation	Commentary
Database integrity	Measures taken to ensure that data has not been corrupted by, for example, transcription or keying errors, between its initial collection and its use for Mineral Resource estimation purposes. Data validation procedures used.	Initial data integrity in historical holes coded on logging sheets was ensured by duplicate key entry and then comparing the two versions for mis-matches. Recent data collection has been into geological logging software that has built in validation process to prevent entry of invalid data. The databases (geological and coal quality) are maintained by the qualified and experienced geologists with authority levels appropriate for the experience of that geologist. Databases are secured under Information Technology protocols implemented by Curragh. Backups of the database are stored on site and off site. Further validation checks occur during the resource modelling process using Vulcan software.
Site visits	Comment on any site visits undertaken by the Competent Person and the outcome of those visits. If no site visits have been undertaken indicate why this is the case.	The Resources Competent Person has made site visits to the operation including a period as Senior Geologist based at the mine site. The Competent Person is fully familiar with the site and exploration methods employed on the site.
Geological interpretation	Confidence in (or conversely, the uncertainty of) the geological interpretation of the mineral deposit. Nature of the data used and of any assumptions made. The effect, if any, of alternative interpretations on Mineral Resource estimation. The use of geology in guiding and controlling Mineral Resource estimation. The factors affecting continuity both of grade and geology.	The Resources Competent Person's confidence in the geological interpretation of the deposit is high supported by highwall exposures in the current operations, and the large number of drillholes across the site. There is enough data to map seam splitting, depth of weathering, rock types, faulting, intrusive and coal quality trends across the tenements. Any uncertainties are reflected in the resource classification category used to report the resource. The resources are continuous as the Rangal Coal Measures exists over a large area of the resource. Some seam disruption of seams occurs by thrust and transverse faulting. Seam thinning and thickening occurs, but it is the Competent Person's opinion that resource tonnage estimation is suitably accurate based on reconciliations of resources to reserves in the past. The geological interpretation assumes coal seam continuity between boreholes where the coal seam intercepts are found in the relevant boreholes.

Criteria	JORC Code 2012 Explanation	Commentary
Dimensions	The extent and variability of the Mineral Resource expressed as length (along strike or otherwise), plan width, and depth below surface to the upper and lower limits of the Mineral Resource.	The report covers the area included in the Mining Leases and Mineral Development Licences owned by CCPL. The area covered by the tenements is approximately 26,000 hectares. The coal occurs in seams with a depth of cover of between approximately 10 to 400 metres.
Estimation and modelling techniques	The nature and appropriateness of the estimation technique(s) applied and key assumptions, including treatment of extreme grade values, domaining, interpolation parameters and maximum distance of extrapolation from data points. If a computer assisted estimation method was chosen include a description of computer software and parameters used. The availability of check estimates, previous estimates and/or mine production records and whether the Mineral Resource estimate takes appropriate account of such data. The assumptions made regarding recovery of by- products. Estimation of deleterious elements or other non-grade variables of economic significance (eg sulphur for acid mine drainage characterisation). In the case of block model interpolation, the block size in relation to the average sample spacing and the search employed. Any assumptions behind modelling of selective mining units. Any assumptions about correlation between variables. Description of how the geological interpretation was used to control the resource estimates. Discussion of basis for using or not using grade cutting or capping. The process of validation, the checking process used, the comparison of model data to drill hole data, and use of reconciliation data if available.	VULCAN Integrated Stratigraphic Modelling module with specific custom Vulcan routines to handle faulting and additional non-drilling data is used to create a geological model used in estimation. The primary modelling algorithms used are Delaunay triangulation for seam and horizon structural surfaces and inverse distance modelling for quality parameters. These are proven techniques at the Curragh project, based on 30 years of mining experience. The resource estimation model uses a grid size is 50x50. . Past mining and reconciliation of mined tonnes and grade has demonstrated the model reflects the seam disposition with a high degree of reliability. From the analytical data it is concluded that the level of deleterious elements is not greater than those currently managed at Curragh. Block modelling was not used as it is considered unnecessary for a stratiform tabular deposit by the Resources Competent Person. No by-products were assumed to be produced from the mineral processing. Grade cutting or capping was not used because the estimation refers to a coal deposit and parameters generally follow a normal distribution. Correlation between raw ash and relative density show a very strong relationship and has been used to calculate relative density in the resource estimate. Each new resource model is compared to previous models and significant variances investigated prior to model publication. Tonnage and quality are estimated using VULCAN RSVUTE module. An ash to laboratory RD correlation is used to estimate coal density for each seam. The relationship has a high degree of correlation (r^2)
Moisture	Whether the tonnages are estimated on a dry basis or with natural moisture, and the method of determination of the moisture content.	Insitu tonnages are estimated at an insitu moisture of 5.3%. Insitu moisture estimation has been based on industry accepted methods. The Preston Sanders equation is used to derive the insitu density.

Criteria	JORC Code 2012 Explanation	Commentary
Cut-off parameters	The basis of the adopted cut-off grade(s) or quality parameters applied.	Areas where coal seam thickness was less than 30cm were excluded from the estimate. Internal seam parting thickness not greater than 20cm were included as coal. Seam sub-crop is assessed at the full fresh coal limit, so oxidised coal is not included. Areas where the raw coal ash is greater than 50% are excluded from the estimation. Except for some small areas of Pollux repeat, coal contained in the repeat of any seam was not included in the estimation.
Mining factors or assumptions	Assumptions made regarding possible mining methods, minimum mining dimensions and internal (or, if applicable, external) mining dilution. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential mining methods, but the assumptions made regarding mining methods and parameters when estimating Mineral Resources may not always be rigorous. Where this is the case, this should be reported with an explanation of the basis of the mining assumptions made.	The Curragh mine utilises large draglines, truck and shovel fleet and bulk dozer push for stripping and excavators and trucks for coal extraction. The mining operation is supported by detailed design, planning and monitoring to maintain control of coal quality. Curragh has assessed underground mining through a detailed feasibility study of mining the Mammoth seam near the part of the mine known as Curragh North using Bord and Pillar methods. Precedent also exists with underground mining within the leases subject early in the 1900's and underground mining at nearby Cook Colliery (in the Rangal Coal Measures) and at Ensham (Rangal Coal Measures). The assumed mining method is Bord and Pillar and highwall mining techniques. Coal Resources have been categorized and then estimated into two types: opencut and bord and pillar methods. The cut-off between these two categories is primarily based on an economic assessment of opencut viability. Where underground reserves have been declared the resources are classified as underground. In other areas that are marginal for opencut, an approximate 15:1 vertical insitu stripping ratio is used based on a preliminary economic assessment based on break even analysis of margin vs strip ratio for open-cut mining. Resources at greater than 15:1 strip ratio are only reported where there is continuity to open-cut resources.

Criteria	JORC Code 2012 Explanation	Commentary
Metallurgical factors or assumptions	The basis for assumptions or predictions regarding metallurgical amenability. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential metallurgical methods, but the assumptions regarding metallurgical treatment processes and parameters made when reporting Mineral Resources may not always be rigorous. Where this is the case, this should be reported with an explanation of the basis of the metallurgical assumptions made.	Coal Resources are reported on an insitu basis, and no metallurgical limitations have been placed on the estimate except a raw ash cut-off of 50%. . The Coal Resource estimation is based on the coal being beneficiated using the Curragh beneficiating facilities which employ crushing, dense medium cyclones, spirals and froth flotation. Since 1983 the coal from Curragh has been successfully beneficiated in the site wash plants with acceptable yields to maintain acceptable returns on product. In reserves estimation, product yields and quality predictions are primarily informed from borehole washability and product testing. This data is simulated through a CHPP process simulator that applies confirmed plant efficiency factors and loss and dilution assumptions that have been verified by mine reconciliation.
Environmental factors or assumptions	Assumptions made regarding possible waste and process residue disposal options. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider the potential environmental impacts of the mining and processing operation. While at this stage the determination of potential environmental impacts, particularly for a greenfield project, may not always be well advanced, the status of early consideration of these potential environmental impacts should be reported. Where these aspects have not been considered this should be reported with an explanation of the environmental assumptions made.	Waste from mining and processing is stored at Curragh using conventional waste and tailings dump techniques. Environmental Authorities are in place and are being complied with.
Bulk density	Whether assumed or determined. If assumed, the basis for the assumptions. If determined, the method used, whether wet or dry, the frequency of the measurements, the nature, size and representativeness of the samples. The bulk density for bulk material must have been measured by methods that adequately account for void spaces (vugs, porosity, etc), moisture and differences between rock and alteration zones within the deposit. Discuss assumptions for bulk density estimates used in the evaluation process of the different materials.	Within the Mining Lease areas, the density of coal is derived using mathematical relationships established from the correlation of ash and relative density results gathered over the past 30 years of operation. The Relative Density (air dried; ad) value is estimated from a regression relationship of laboratory derived relative density (RD) and ash (ad) for all seams. This relationship is more reliable than using a single laboratory RD (ad) value. The Preston-Sanders equation is used to adjust the air-dried density to insitu density.
Classification	The basis for the classification of the Mineral Resources into varying confidence categories. Whether appropriate account has been taken of all relevant factors (ie relative confidence in tonnage/grade	The resource estimation has been classified based on the variability of thickness and ash supported by geostatistical studies. These studies define domains by area and seam that have different data

11

Criteria	JORC Code 2012 Explanation	Commentary
	estimations, reliability of input data, confidence in continuity of geology and metal values, quality, quantity and distribution of the data). Whether the result appropriately reflects the Competent Person's view of the deposit.	characteristics. The classification process specifies different drillhole spacings for each seam and domain to derive Measured, Indicated and Inferred Resources based on a Drill Hole Spacing Analysis (DHSA) technique. DHSA uses the experimental variogram to extend the variance measured at a point to the variance within a large block. The block size used in the estimation is the 10-year mining footprint of the opencut mine as provided in the 2019 LOM plan. All factors including variability in product quality have been considered in the classification. The results appropriately reflect the Competent Person's understanding of the geology of the deposit.
Audits or reviews	The results of any audits or reviews of Mineral Resource estimates.	A review of the 2018 geological model and resource estimation was carried out by J B Mining Pty Ltd in February 2019. They concluded this estimate was acceptable and not materially different from the previous estimates. Subsequent estimates have not been audited but the estimate is not materially different from the 2019 estimate and differences easily explained with new drilling and data re-correlation.
Discussion of relative accuracy/ confidence	Where appropriate a statement of the relative accuracy and confidence level in the Mineral Resource estimate using an approach or procedure deemed appropriate by the Competent Person. For example, the application of statistical or geostatistical procedures to quantify the relative accuracy of the resource within stated confidence limits, or, if such an approach is not deemed appropriate, a qualitative discussion of the factors that could affect the relative accuracy and confidence of the estimate. The statement should specify whether it relates to global or local estimates, and, if local, state the relevant tonnages, which should be relevant to technical and economic evaluation. Documentation should include assumptions made and the procedures used. These statements of relative accuracy and confidence of the	Based on geostatistical studies and the application of the drillhole spacing analysis (DHSA) conducted during those studies, it is expected that Measured Resources will be +/-10% over a 10-year period for tonnage and raw ash. DHSA was conducted using the global estimation variance method to quantify the precision achievable for global resource estimation. Mining reconciliation studies carried out from time to time at Curragh including quarterly ROM to product and insitu to ROM support the accuracy of the estimation.

Criteria	JORC Code 2012 Explanation	Commentary
	estimate should be compared with production data, where available.	

Section 4 Estimation and Reporting of Ore Reserves

(Criteria listed in section 1, and where relevant in sections 2 and 3, also apply to this section.)

Criteria	JORC Code 2012 Explanation	Commentary
Mineral Resource estimate for conversion to Ore Reserves	Description of the Mineral Resource estimate used as a basis for the conversion to an Ore Reserve. Clear statement as to whether the Mineral Resources are reported additional to, or inclusive of, the Ore Reserves.	The Curragh Coal Resource estimate has been estimated by Barry Lay of Resology Pty Ltd who is a Competent Person as defined by the JORC Code 2012. The Resource estimate was generated from the Whole of Area (WoA) geological model from March 2023 and included both underground and open cut Coal Resources. This Coal Resource estimate is inclusive of the Coal Reserves estimate.
Site visits	Comment on any site visits undertaken by the Competent Person and the outcome of those visits. If no site visits have been undertaken indicate why this is the case.	The Competent Person for opencut Coal Reserves estimate Mr Daniel Millers has made numerous site visits to Curragh as an employee since December 2020. The purpose of the site visits was to conduct normal mine planning business and manage relationships with site stakeholders. The outcome of these site visits was good working relationships with technical and operational site stakeholders and a thorough understanding of the Curragh opencut operation, the equipment being utilised onsite and mining methods employed including dragline strip mining and truck and excavator/shovel prestripping operations. A good understanding on the limitations and constraints on the opencut operation has also been obtained from these site visits. The Competent Person for underground Coal Reserves estimate Mr Chris Wilkinson has visited the area of Curragh known as Curragh North during the PFS study of the proposed underground mine project in 2023.
Study status	The type and level of study undertaken to enable Mineral Resources to be converted to Ore Reserves. The Code requires that a study to at least Pre-Feasibility Study level has been undertaken to convert Mineral Resources to Ore Reserves. Such studies will have been carried out and will have determined a mine plan that is technically achievable and economically viable, and that material Modifying Factors have been considered.	**Open Cut** The level of study underpinning the conversion of the open cut Coal Resources to Coal Reserves for Curragh is the Life of Mine ('**LOM**') Plan. This LOM plan is a continuation of the mine operations' budget mine plan. The mining method is open cut strip mining utilising draglines, truck and excavators/shovel and dozer push. This mining method is well established at Curragh over the past 40 years of operations. The LOM plan continues this mining methodology through the remainder of the economically viable reserve using/replacing the existing mining equipment onsite.

Criteria	JORC Code 2012 Explanation	Commentary
		Margin ranking with actual unit rate costs and long term forecasted revenue pricing is undertaken to determine ultimate economic pit extents and optimal pit floor horizons. The LOM design is generated consistent with the existing mine design of the opencut and equipment is scheduled at achievable productivities based on historical actuals performance. Material modifying factors have been considered in the development of the LOM plan. The LOM plan has been determined to be economically viable via a discounted cashflow analysis and positive Net Present Value ('**NPV'**) result, including development and stay in business capital costs over the LOM. **Underground** The level of study undertaken on the proposed underground mine at Curragh North comprises a Pre-Feasibility Study ('**PFS'**) on the proposed mine and a more detailed Operational Readiness study ('**ORS'**) on the Southern Area of the Mammoth Seam with costing and analysis to the equivalent of Feasibility Study level of detail and accuracy. Both studies have been supported by Geotechnical, Gas and Environmental studies. The proposed mining methods and equipment are typical of existing underground coal mines operating in the same coal measures in central Queensland using the Bord and Pillar mining method. Mine design is based on established geotechnical principles and existing safe mining practice. Mine productivity and production have been derived from first principles and benchmarked against existing similar mines. The capital costs and operating costs for the project were derived from quoted and current costs within the level of accuracy for a PFS study. The ORS has costed the implementation and operating costs from the Mammoth South area within the level of accuracy for a Feasibility Study. The same equipment is planned in the remaining area of the target coal seams and sustaining capital scheduled over the LOM..
Cut-off parameters	The basis of the cut-off grade(s) or quality parameters applied.	**Open Cut** A minimum practical mining thickness cutoff of 0.5m has been applied to all coal working sections and thin interburdens.

15

Criteria	JORC Code 2012 Explanation	Commentary
		A raw ash cut off of 45% (adb) is applied to reserved coal plys. Coal horizons above this ash cutoff are determined to be waste and not included in the coal reserve estimate. **<u>Underground</u>** A minimum practical extraction height and seam thickness cutoff of 2.5m in the Mammoth Seam and 3m in the Mackenzie Seam has been applied. The equipment should be capable of operating at 2.5m extraction height. The maximum extraction height after secondary extraction is planned to be 5.5m Minimum DOC have been applied for minimum rock head thickness and the Maximum DOC has been applied at 370m. No Coal Quality Cutoff have been applied within the planned underground mining areas as the reported ROM qualities and yields are suitable to satisfy the Curragh's current range of coal products. MDL162 adjoins the project area but has not been included in declared reserves.
Mining factors or assumptions	The method and assumptions used as reported in the Pre-Feasibility or Feasibility Study to convert the Mineral Resource to an Ore Reserve (i.e. either by application of appropriate factors by optimisation or by preliminary or detailed design). The choice, nature and appropriateness of the selected mining method(s) and other mining parameters including associated design issues such as pre-strip, access, etc. The assumptions made regarding geotechnical parameters (eg pit slopes, stope sizes, etc), grade control and pre- production drilling. The major assumptions made and Mineral Resource model used for pit and stope optimisation (if appropriate). The mining dilution factors used. The mining recovery factors used. Any minimum mining widths used. The manner in which Inferred Mineral Resources are utilised in	**<u>Open Cut</u>** The classification of Coal Reserves into Proved and Probable categories has been based on the JORC Code 2012. The Resource model (geological model) used for the estimation of Coal Resources is the same model used for the estimation of Coal Reserves. Measured and Indicated Resources are converted to Proved and Probable Reserves respectively. The mining methods used in the mine plans are consistent with those currently employed at Curragh and include conventional opencut dragline, dozer push and truck and excavator/shovel prestripping methods. All assumptions used are materially consistent with current operational practice at Curragh. Historical dragline rehandle actual values were used to calibrate the dragline rehandle curves in the life of mine plan. Major pit design parameter assumptions are in line with Curragh design standards. Dragline pass highwall batters are typically designed between 45 degree softwall/blasted batters to 65 degree hardwall pre-split highwall batters. Prestripping geotechnical batter

Criteria	JORC Code 2012 Explanation	Commentary
	mining studies and the sensitivity of the outcome to their inclusion. The infrastructure requirements of the selected mining methods.	angle designs above the dragline horizons are material dependent. They will vary between 35 degrees in unconsolidated freedig material to 45 degree softwall blasted batters, up to 65 degree presplit batters in competent waste material. All strip designs at Curragh are subject to Geotechnical review and assessment prior to execution. Geotechnical ground models are the basis on which geotechnical assessments, analysis and design is completed and need to be informed by a level of data appropriate to the design phase. The geotechnical ground model is comprised of the: Geological Model, Structural Model, Material Properties Model and Hydrogeological Model. Insitu to ROM modifying factors applied to convert the geological modelled coal seams into a ROM working section in the opencut are as follows:

Insitu to ROM Coal Modifying Factors	Unit	Value
Roof Loss	cm	15.0
Roof Dilution	cm	7.5
Floor Loss	cm	0.0
Floor Dilution	cm	15.0
Minimum Coal Mining Thickness	m	0.5
Minimum Waste Mining Thickness	m	0.5
Insitu Raw Ash (adb) cutoff	%	45
ROM mining loss factor	%	2.0
Dilution density	t/bcm	2.4
Dilution Raw Ash (adb)	%	90

The existing infrastructure has been maintained and upgraded where required to support the operation. The necessary infrastructure is in place to support the current open cut mining methods.
No Coal Reserves have been reported in areas of Inferred Coal Resources.

17

Criteria	JORC Code 2012 Explanation	Commentary
		Underground The classification of Coal Reserves into Proved and Probable categories has been based on the JORC Code 2012. The Resource model (geological model) used for the estimation of Coal Reserves is the same model used for the estimation of Coal Resources. The mining methods proposed in the mine plans are consistent with those employed in similar underground bord and pillar mines in the Rangle Coal Measures in Central Queensland. The minimum and maximum primary and secondary extraction mining heights have been selected based on equipment operating range and geotechnical design assessment. The planned mining method is designed for minimal or no surface subsidence and is based on proven design principles from existing mines in the same coal measures. Pillar designs, roadway widths and extraction dimensions for primary and secondary extraction are based on proven industry standards. Geotechnical design has been independently evaluated by two independent qualified and experienced Geotechnical Engineering experts. Geotechnical analysis has been undertaken based on the available information at the time of the PFS by Mr Chris Hanson of Prime Global Pty Ltd for MCS and subsequently up to the time of this study by Mr. Andrew Seccombe of Blackrock Mining Solutions Pty Ltd. Ongoing exploration, sampling and laboratory testing is also ongoing. Working section horizons for both target seams (Mammoth Seam and Mackenzie Seam) have been assessed based on practical and geotechnical considerations. Primary extraction height would be between 2.5m to 3.5m and secondary extraction after floor coal extraction up to 5.5m. The Primary Working section in the Mammoth Seam is nominally from the roof of the seam and leaving a minimum of 300mm of coal in the floor. The Primary Working Section in the Mackenzie seam leaves a minimum of 0.8m of coal in the roof and 0.5m of coal in the floor. The roof dilution when mining to a stone roof has been assumed to be 50mm and floor dilution during secondary extraction has been assumed to be 50mm.

18

Criteria	JORC Code 2012 Explanation	Commentary
		Inferred resources have not been included in Reserves. No resources from MDL162 have been included in reserves.
Metallurgical factors or assumptions	The metallurgical process proposed and the appropriateness of that process to the style of mineralisation. Whether the metallurgical process is well- tested technology or novel in nature. The nature, amount and representativeness of metallurgical test work undertaken, the nature of the metallurgical domaining applied and the corresponding metallurgical recovery factors applied. Any assumptions or allowances made for deleterious elements. The existence of any bulk sample or pilot scale test work and the degree to which such samples are considered representative of the orebody as a whole. For minerals that are defined by a specification, has the ore reserve estimation been based on the appropriate mineralogy to meet the specifications?	Raw coal will be washed in one of the two onsite Coal Handling and Preparation Plants (CHPPs) at Curragh. CHPP2 was commissioned on 30 June 2012, and the CHPP1 has been in operation since commissioning of the mine in 1983. Both plants utilise conventional washing circuits based on dense medium separation techniques and are consistent with plants used elsewhere in the Bowen Basin in the same coal measures. The technology has been thoroughly tested at the Curragh project.
		Detailed washability simulation work has been performed by AB Mylec Pty Ltd on the whole of area Curragh cored hole quality database. Washability simulation results have been gridded and used to predict washability for the various coal products currently being produced at the operation.
		The overall average total wet yield for the operation has been estimated at approximately 78%'
		Coal Reserve estimation has been based on a consistent approach to geological modelling, product selection mix and a 40-year operating history at Curragh. The estimate has therefore been based on the appropriate mineralogy to achieve the stated coal quality specifications of each product.
Environmental	The status of studies of potential environmental impacts of the mining and processing operation. Details of waste rock characterisation and the consideration of potential sites, status of design options considered and, where applicable, the status of approvals for process residue storage and waste dumps should be reported.	**Open Cut**
		Curragh operates under the authority of 14 Mining Leases and has an additional 3 Mineral Development Licenses around the Mining Leases..
		All required environmental approvals have been secured and are in place for approved open-cut operations. Work is in progress to meet the approved open-cut pre-mining requirements for ML's 700006, 700007, 700008, and 700009.
		Spoil characterisation studies carried out at the Curragh project indicated that the spoil has low acid forming potential.
		Tailings from the coal processing plants are stored in regulated

Criteria	JORC Code 2012 Explanation	Commentary
		structures on site which are inspected annually by an RPEQ. **Underground** It is the Competent Person's opinion (Chris Wilkinson) that appropriate approvals for underground mining will be obtained based on the feedback provided by the Company. The planned workings of the Southern area of the underground project in the Mammoth Seam extend under the environmental offset area within ML 80123. An application for a major amendment to Environmental Authority (EPML00643713) will be made to permit underground mining activities at Curragh. This major amendment is proposed to be supported by an Environmental Assessment Report (EAR) expected to be submitted to the Department of Environment and Science (DES) in early 2024. It is anticipated that the approval of the amendment to support project commencement will be achieved by December 2024.
Infrastructure	The existence of appropriate infrastructure: availability of land for plant development, power, water, transportation (particularly for bulk commodities), labour, accommodation; or the ease with which the infrastructure can be provided or accessed.	**Open Cut** Infrastructure requirements necessary for the operation of the Curragh open cut mine have been progressively developed since inception in 1983. There has been an ongoing process of capital investment in maintaining and adding to Curragh's production capacity over the years as the operation has expanded, notably with the most recent expansion completed in 2012 which included a second CHPP, stockpile upgrades, accommodation upgrades and additions. Additional work in 2015 saw an upgrade to Curragh's ROM crushing plant and electrical substation. **Underground** The infrastructure requirements for the planned underground mine have been accessed in relation to both new and existing infrastructure and facilities. The underground mine is not planned to increase the total Curragh approved production output. The ROM coal from the underground mine would be handled by the existing overland conveyor and Coal Beneficiation Plant facilities. Waste from beneficiation of the coal would be handled and disposed of in the same facilities as the current open cut mine. Power and raw water would be available from the existing networks and

Criteria	JORC Code 2012 Explanation	Commentary
		wastewater would be treated using the existing plant. The location of MIA and coal handling facilities on surface would be located within the existing footprint of the existing open cut mining activities. The electrical power requirements for the underground operations have been determined. Studies have shown there is adequate power on site for establishing the underground operations; and commencing the first two continuous miner Units, however upgrades to the site infrastructure for full underground production with four continuous miner units is required. A load study is being undertaken for Curragh to determine the required upgrades for the Open Cut and Underground LOM. Once completed, the required power line and infrastructure upgrades must be completed before full underground production to sustain safe and effective underground operations.
Costs	The derivation of, or assumptions made, regarding projected capital costs in the study. The methodology used to estimate operating costs. Allowances made for the content of deleterious elements. The derivation of assumptions made of metal or commodity price(s), for the principal minerals and co- products. The source of exchange rates used in the study. Derivation of transportation charges. The basis for forecasting or source of treatment and refining charges, penalties for failure to meet specification, etc. The allowances made for royalties payable, both Government and private.	**Open Cut** Capital cost estimates for the Curragh open cut are split into two categories. Stay in Business ('**SIB**') capital which is replacement capital of existing infrastructure and development capital which is mainly the capital costs associated with unlocking new greenfield mining pits in the LOM plan. For the purposes of financial modelling, a unit rate of $5 per ROM tonne is applied to SIB capital across the LOM plan, trailing off in the last few years as the mine winds down production for mine closure. Development capital is treated as studies and pre-feasibility level engineering studies have been undertaken on the two development pit areas for the Curragh Open Cut; X pit and Z pit. These pre-feasibility studies have generated capital cost estimates for the Curragh opencut greenfield development requirements, that were used int the financial modelling. Operating cost estimates for the open cut mine are forward planned based on the LOM mining method planned and reconciled unit rate costs achieved by the operation. Being an operating mine, there is sufficient data in house to understand actual operating costs of the open cut mine. Offsite logistics and third party royalty payments are based off long term contractual take or pay instruments already in place for offsite logistics including below and above rail and port handling fees. A rebate is paid to Stanwell under a confidential CSA. State government royalties are estimated based on the coal revenue assumptions used in the Curragh financial model and the

Criteria	JORC Code 2012 Explanation	Commentary
		Queensland government's tiered coal royalty regime.
		In selecting forward prices for Curragh's products, Coronado has had regard to price index forward curve as well as prices forecasts prepared by several brokers and coal industry analysts. For the purpose of this analysis, Coronado has adopted price benchmark forecasts from a reputable coal market research company as base case. The projected index price benchmark was then adjusted to reflected realised prices for Curragh's products taking into account historical price relativities from deleterious elements, recent price negotiations and the product mix strategy expected to be pursued over the mine life. Domestic thermal sales tonnes are sold to Stanwell based on a confidential CSA.
		The AUD/USD exchange rate assumption follows Coronado internal long term outlook.
		Underground
		Capital estimates are based on quotes received and orders placed for equipment during the ORS which are to or better than FS level of accuracy. Ongoing capital costs for additional production units, geographical expansion, scheduled equipment replacement and sustaining capital has been based on current known costs and scheduled to align with the Life of Mine production schedule.
		The assumptions stated for the Open Cut costs related to commodity prices, exchange rate, supply contracts, accounting systems, transport and government royalties etc are also applicable for the underground reserves as the underground production will be combined with the open cut production for Curragh .
Revenue factors	The derivation of, or assumptions made regarding revenue factors including head grade, metal or commodity price(s) exchange rates, transportation and treatment charges, penalties, net smelter returns, etc. The derivation of assumptions made of metal or commodity price(s), for the principal metals, minerals and co-products.	In selecting forward prices for Curragh's products, Coronado has had regard to price index forward curve as well as prices forecasts prepared by several brokers and coal industry analysts. For the purpose of this analysis, Coronado has adopted price benchmark forecasts from a reputable coal market research company as base case. The projected index price benchmark was then adjusted to reflected realised prices for Curragh's products taking into account historical price relativities from deleterious elements, recent price

Criteria	JORC Code 2012 Explanation	Commentary
		negotiations and the product mix strategy expected to be pursued over the mine life. Domestic thermal sales tonnes are sold to Stanwell based on the CSA The AUD/USD exchange rate assumption follows Coronado internal long term outlook.
Market assessment	The demand, supply and stock situation for the particular commodity, consumption trends and factors likely to affect supply and demand into the future. A customer and competitor analysis along with the identification of likely market windows for the product. Price and volume forecasts and the basis for these forecasts. For industrial minerals the customer specification, testing and acceptance requirements prior to a supply contract.	Product tonnage forecasts are primarily driven by forward contract requirements and Coronado internal analysis of supply and demand trends as prepared by several brokers and coal industry analysts. Coronado maintains a specialist corporate marketing team that focusses on direct sales of Curragh products to steel mills in all major international markets. Curragh coals are widely technically tested and approved for use in coke making blends, with product positioning optimised over many years (40 years) in the market. Curragh coals are widely known for their low ash, low to mid volatile matter, low Sulphur and low Phosphorous content. Curragh Metallurgical Coal products are also known for their consistent delivered quality which supports a consistent offtake across a diversified market base. For export thermal coal products the pricing has been based on guidance obtained from the market analysts relative to a Newcastle thermal coal price index.
Economic	The inputs to the economic analysis to produce the net present value (NPV) in the study, the source and confidence of these economic inputs including estimated inflation, discount rate, etc. NPV ranges and sensitivity to variations in the significant assumptions and inputs.	**Open Cut** The opencut reserves were developed in Deswik modelling software and scheduled in Spry. The production physicals including activity-based waste and coal mining costs were evaluated in a Discounted Cashflow (DCF) model incorporating all capital and operating cost estimates discussed in this Table 1. Annual cash flows based throughout the mine life to final reclamation were generated. The discount rate applied was an internal Coronado hurdle rate based on the Weight Average Cost of Capital (WACC) for the project. The Competent Person has a good level of confidence in the assumptions modelling incorporated into this model and opines the Net Present Value (NPV) outcome to be realistic and valid. The resultant NPV of this analysis supports an economically viable project and the declaration of a Coal Reserve for the Curragh open cut.

Criteria	JORC Code 2012 Explanation	Commentary
		The project is very sensitive to revenue pricing and exchange rate assumptions. **Underground** The reserves were scheduled using Deswik modelling software. ROM and Product coal production and physicals for the LOM were derived. Capital costs were scheduled based on the LOM sequences and physicals. First principles operating costs were modelled and derived based on the fixed and variable costs appropriate to the planned mining method. Determination of Marketable Reserves has relied on Product Coal Quality grids and yields at defined CHPP cut points provided by Coronado which are then used in the Deswik LOM scheduling model to generate marketable reserve tonnes and coal quality The product qualities and yield grids are based on modelling by AB Mylec. The quality models and outputs have not been verified by Mr Wilkinson or Mining Consultancy Services Pty Ltd / Talisman Technical Pty Ltd.
Social	The status of agreements with key stakeholders and matters leading to social licence to operate.	Agreements are currently in place for all key stakeholders relating to the Mining Leases at Curragh. There are no outstanding impediments, and the mine is in operation. These and other relevant matters leading to social licence to operate are is reported on annually in the Company's Sustainability Report disclosed publicly and on the ASX.
Other	To the extent relevant, the impact of the following on the project and/or on the estimation and classification of the Ore Reserves: Any identified material naturally occurring risks. The status of material legal agreements and marketing arrangements. The status of governmental agreements and approvals critical to the viability of the project, such as mineral tenement status, and government and statutory approvals. There must be reasonable grounds to expect that all necessary Government approvals will be received within the timeframes anticipated in the Pre- Feasibility or Feasibility study. Highlight and discuss the materiality of any unresolved matter that is dependent on a third party on which extraction of the reserve is contingent.	**Open Cut** The material naturally-occurring risks which may affect the Curragh open cut mine operation are: 1. Floods – resulting from particularly high-rainfall events. Levees are in place to protect the mine from flood levels up to a "1 in 1000 year" event. 2. Water shortage from droughts – Curragh has not yet been affected by this risk, due to water supply agreements (from the Bedford Weir), onsite water storage inventory and the availability of groundwater. All material legal, government and marketing arrangements are in place for the Curragh opencut. Supplier agreements are in place for

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Criteria	JORC Code 2012 Explanation	Commentary
		critical items including fuel, explosives, tyres, railing, port handling, accommodation and electricity. **<u>Underground</u>** The material naturally-occurring risks which may affect the proposed Curragh underground operations are: • Impact of unknown geological structures such as faults. The selected Bord and Pillar mining method has flexibility to change mining layouts to accommodate future updated structural interpretation. Some areas of the proposed mine are covered by 2D seismic surveys and 3D seismic studies are currently in progress. Surface to in Seam (SIS) gas wells are also in progress and planed, which will provide more accurate delineation of fault structures during the development of the mine. Geological modifying (loss) factures of between 10% to 15% in various areas of the target seams have been applied to the minable tonnes within the Measured and Indicated JORC resource classifications in determining Proven and Probable Reserves. Localised areas of poor roof and floor and higher than normal seam dip could be encountered over the resource which may impact the practicality and economics of extraction in localised areas of planned extraction panels. A Mining Modifying (Loss) factor of 5% has been applied to the minable ROM tonnes within the Measured and Indicated JORC resource classification in determining Proven and Probable Reserves. Process loss of between 2% to 3% has been applied within the Deswik LOM schedule prior to determination of LOM ROM production tonnes. The planned workings of the Southern area of the underground project in the Mammoth Seam extend under the environmental offset area within ML 80123. An application for a major amendment to Curragh's Environmental Authority (EPML00643713) will be made to permit underground mining activities. This major amendment will be supported by an Environmental Assessment Report (EAR) which is expected to be submitted to the Department of Environment and Science (DES) in early 2024. It is anticipated

Criteria	JORC Code 2012 Explanation	Commentary
		that the approval of the amendment to support project commencement will be achieved by December 2024.
		All material legal, government and marketing arrangements are in place for Curragh. Supplier agreements are in place for critical items including fuel, explosives, tyres, railing, port handling, accommodation and electricity.
		Determination of Marketable Reserves has relied on Product Coal Quality grids and yields at defined CHPP cut points provided by Coronado which are then used in the Deswik LOM scheduling model to generate marketable reserve tonnes and coal quality The product qualities and yield grids are based on modelling by AB Mylec. The models and outputs have not beenverified by Mr Wilkinson or Mining Consultancy Services Pty Ltd / Talisman Technical Pty Ltd.
Classification	The basis for the classification of the Ore Reserves into varying confidence categories. Whether the result appropriately reflects the Competent Person's view of the deposit. The proportion of Probable Ore Reserves that have been derived from Measured Mineral Resources (if any).	**Open Cut** Measured Mineral Resources that are within the final LOM pit design (which has been derived by applying appropriate Modifying Factors as described in this Table 1) have been classified as Proven Ore Reserves. Indicated Mineral Resources within the final LOM pit design and which are above the nominated have been classified as Probable Ore Reserves. The result appropriately reflects the Competent Person's view of the deposit. No Probable Ore Reserves have been classified from Measured Mineral Resources in the Curragh open cut. **Underground** The Coal reserves are classified as Proved or Probable Coal reserves based on the JORC Code 2012. The basis for classification of Coal Reserves is the Coal Resource category polygons for each target seam, in conjunction with the calculated cash margin and other modifying factors.

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Criteria	JORC Code 2012 Explanation	Commentary
		Only minable tonnes within the Measured and Indicated JORC Resource classification have been classified as Reserves. Given the results of the current 3D Seismic survey were not available at the time of this report the reserves have been determined with appropriately conservative Modifying Factors (Loss) for geology and mining impacts. It is likely that modifying factors can be reviewed in the areas covered by the 3D Seismic Survey once the results have been completed and verify the current interpretation. Once underground mining commences and further exploration is undertaken an appropriate correlation of interpretation of structure to actual mining conditions would provide appropriate confidence to the review of modifying factors.
Audits or reviews	The results of any audits or reviews of Ore Reserve estimates.	Kevin Irving of KJI Mining Pty Ltd conducted a review of the underlying assumptions used to estimate the reserves as well as the productivity assumptions of the underlying mine plan, the scheduled ROM and product tonnes, capital estimates and NPV model.
Discussion of relative accuracy/ confidence	Where appropriate a statement of the relative accuracy and confidence level in the Ore Reserve estimate using an approach or procedure deemed appropriate by the Competent Person. For example, the application of statistical or geostatistical procedures to quantify the relative accuracy of the reserve within stated confidence limits, or, if such an approach is not deemed appropriate, a qualitative discussion of the factors which could affect the relative accuracy and confidence of the estimate. The statement should specify whether it relates to global or local estimates, and, if local, state the relevant tonnages, which should be relevant to technical and economic evaluation. Documentation should include assumptions made and the procedures used. Accuracy and confidence discussions should extend to specific discussions of any applied Modifying Factors that may have a material impact on Ore Reserve viability, or for which there are remaining areas of uncertainty at the current study stage. It is recognised that this may not be possible or appropriate in all circumstances. These statements of relative accuracy and confidence of the estimate should be compared with production	**Open Cut** The Competent Person for open cut Reserves deems the accuracy level and confidence in the Coal Reserve estimate is high. This is based primarily on the fact that the Curragh open cut operation has been in place for 40 years and the operating costs are well known and established. There is no material change forecasted to occur throughout the LOM open cut plan and the currently employed mining method of open cut strip mining with draglines and truck and excavator prestripping will continue through the open cut LOM plan. There is appropriate infrastructure already in place to service the large open cut mining operation at Curragh including high voltage power infrastructure to all of site, coal processing and product handling infrastructure. The Modifying Factors for mining, processing, infrastructure, economic, revenue price estimates, legal, environmental, social and governmental factors as referenced in this Table 1 have been applied to the open cut pit design and Ore Reserves estimate on a global scale and the data reflects the global assumptions. The definition of the economic open cut cutoff limits were defined in mine planning using relevant recent actuals unit rate costs and

Criteria	JORC Code 2012 Explanation	Commentary
	data, where available.	revenue pricing from appropriate long term revenue forecasts. Importantly, realized price assumptions were applied based on price penalties applied to the benchmark pricing consistent with actual product coal pricing penalties paid from the existing marketing sales contracts from Curragh.
		Development capital cost estimates for X and Z pits are at a moderate level of confidence given these infrastructure studies and capital cost estimates completed are to a pre-feasibility study level of accuracy. Further definition and accuracy could be achieved here through detailed design engineering studies in the future to improve confidence and accuracy in the capital development project requirements of the open cut operation.
		The Coal Reserves estimate relates to the Rangal formation coal seams and excludes coal seams of the Burngrove formation.
		The Z pit development within the LOM plan is, under the current Modifying Factors for the Curragh open cut, producing a margin neutral mining pit on an all-in cost basis margin analysis. There is 40Mt Proved and Probable declared Reserves in the Z pit area that are at moderate risk of being dropped from the Coal Reserve estimate in the future if the long term coal market revenue forecasts reduce or a moderate change occurs to the exchange rate assumption.
		Underground
		The Curragh deposit is well understood, with a long operating history. The area has been mined since 1983. Coal yields and qualities, in particular, are monitored on a continual basis as coal washing occurs through the onsite plants. In addition, coal product qualities are monitored as a normal part of coal sales. This historical experience is used to inform coal modelling activities whenever the geological model is updated. The lithology and coal quality characteristics of the Mammoth and Mackenzie seams are well understood from ongoing and historical mining activities and geological exploration.
		Rangal formation coal measures and seams are typically

Criteria	JORC Code 2012 Explanation	Commentary
		characterised with highly variable and randomly distributed fault structures which can be difficult to accurately locate with vertical bore holes. 3D seismic surveys and in seam horizontal directional drilling is typically the most accurate method of locating and defining these features. The location, magnitude and distribution of these features influence panel layouts. General practice would be to mine up to and around these faults rather than mining through them in extraction panels. To cater for the current level of accuracy of structural interpretation a 10% geological modifying factor (loss) has been applied to the recoverable reserves in the Mammoth Seam Southern area and a 15% geological loss in the Mammoth Seam Central and Northern Areas and the Mackenzie seam.